TYCO INTERNATIONAL 2011 ANNUAL REPORT





Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

TO OUR STAKEHOLDERS:

I am pleased to report that Tyco International delivered strong performance in fiscal 2011. We achieved solid growth in our revenue, operating margin and earnings while further strengthening our core security, fire protection and flow control businesses.

Our progress in 2011 and over the four previous years positioned us to take an important step to promote future growth and value creation. In September 2011, we announced plans to separate Tyco International into three independent, publicly-traded companies. Following a thorough assessment by our Board of Directors and senior leadership, we concluded that creating three companies from our current portfolio of businesses was the best way to unlock the full potential of Tyco International.

Before discussing these exciting plans in further detail, let me highlight some of our company's many accomplishments during 2011.

Business Performance

Fiscal 2011 revenue of $17.4 billion grew 9%, excluding the results of our electrical and metal products business. Our organic revenue (which excludes the impact of acquisitions, divestitures and foreign currency) grew 4%, reflecting improving conditions in a number of our end markets. Operating margins expanded 160 basis points to 11.9%. This strong revenue and margin expansion helped drive earnings sharply higher. Income from continuing operations grew 39% to $1.6 billion, or $3.27 per diluted share, from $1.1 billion, or $2.31 per diluted share. Excluding special items, income from continuing operations totaled $3.24 per diluted share for 2011 compared to $2.68 for 2010—a 21% gain. We continued to generate strong cash flow, finishing the year with $1.4 billion in cash.

Operational and Strategic Accomplishments

We continued to invest in growth opportunities last year by increasing our capital spending 12%. We also increased our research and development spending by 12% to support the work of our R&D teams around the world in developing new technology and innovative solutions for our customers. Additionally, we increased our sales and marketing spending by 5%, focusing on strengthening our presence in key vertical and emerging markets and building awareness around product offerings.

One such offering is ADT Pulse, our interactive security platform that we introduced in the North American residential market in fiscal 2010. We are now introducing ADT Pulse to our small business customers to strengthen our position in this important segment of the security industry. ADT Pulse makes it possible for anyone with a web-enabled device to remotely access and control not only a security system, but also lights, thermostats, video cameras and other appliances in their home or small business. In our fire protection business, we launched the Simplex 4100ES (eServices) fire alarm system, a product featuring Internet-based technology that's designed to simplify installation, improve serviceability and reduce life-cycle costs for engineers and end-user customers. Groundbreaking features include remote service diagnostics, remote program downloads over the customer's IT network, and mass storage of vital system data within the system's panel. The Simplex 4100ES represents one of our most important fire alarm system launches in recent years and has been well received by our customers.

Our investment in growth opportunities also included several strategic acquisitions. In our security solutions segment, we purchased Signature Security to strengthen our sales, installation and service capabilities in Australia and New Zealand. Additionally, we acquired Visonic Ltd., a leader in developing advanced wireless technology for the security industry. Visonic has a strong presence in Europe, the Middle East and Africa. In our fire protection segment, we added Chemguard, Inc., broadening our global fire suppression offerings while augmenting our presence in the Middle East and Latin America. And in the flow control segment, we acquired a 75% stake in KEF Holdings, gaining a local valve manufacturing presence in the Middle East, while broadening our product and service offerings in that region. Meanwhile, we took a further step to streamline our portfolio with the sale of a majority stake in our electrical and metal products business. Through these portfolio moves, we strengthened our competitive position in our core platforms while increasing our recurring and service revenues that are sources of consistency and stability. These revenues grew to 45% of total revenues last year.

During the year, we continued to focus on improving productivity through cost-containment initiatives and restructuring programs. In recent quarters, productivity gains—in conjunction with the gradual upturn in the global economy and the resulting increases in organic growth—have fueled the improvement in our operating margin.

We also made very good progress last year in the area of capital allocation. In addition to funding organic growth and acquisitions, we continued to return excess cash to shareholders. We used $1.3 billion of cash to repurchase 6% of our outstanding shares and increased our annual dividend by approximately 20% during fiscal 2011.

Positioning Tyco for the Future

We are on track with our plan to separate Tyco International into three independent, publicly-traded companies, consisting of a standalone ADT North America residential and small business security company; a standalone flow control company; and a standalone fire protection and security company. Each will have highly-skilled employees and talented, experienced leaders. All three will have industry-leading positions in large and fragmented industries. Importantly, the new companies will have greater flexibility to pursue their own strategies to achieve growth—both organically and through acquisitions—than they would under Tyco's current corporate structure. Pages 5 to 7 in this report provide overviews of the proposed new companies.

Each company will have its own independent board of directors. We expect that a number of current Tyco board members will serve on the boards of the three companies. Upon completion of the transaction, I expect to become non-executive chairman of the fire protection and security company, a director of the flow control company and a consultant to the ADT North America company. In addition, current Tyco directors are expected to serve as non-executive chairmen of the flow control company and the ADT North America company.

"We strengthened our competitive position in our core platforms while increasing our recurring and service revenues."

With all three businesses well positioned to operate as separate entities, we expect the transition to proceed smoothly and seamlessly. The separation of Tyco International into three separate companies requires your approval. We plan to hold a special general meeting of shareholders in the fourth quarter of 2012; pending your approval, the new companies are expected to begin operations by October 2012.

In Closing

Tyco's separation into three standalone companies should truly unlock the potential of our businesses. I am proud of the progress we have made on many fronts since I came on board in 2002. It was difficult then to envision what this company has become today—a global leader in all of its businesses with a reputation for transparency, honesty and integrity. That progress would not have been possible without the passion, hard work and commitment of our more than 100,000 employees around the world. To our dedicated employees and all Tyco stakeholders, I offer my most sincere thanks for your continued and loyal support of our company.

Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA

(IN US$ MILLIONS EXCEPT PER SHARE DATA)	**2011**	2010	2009
Net revenue	**$ 17,355**	$ 17,016	$ 16,882
Income (loss) from continuing operations attributable to Tyco common shareholders	**1,565**	1,125	(1,845)
Income from continuing operations before special items*	**1,552**	1,308	1,106
Net income (loss) attributable to Tyco common shareholders	**1,733**	1,132	(1,798)
Diluted earnings (loss) per share from continuing operations attributable to Tyco common shareholders	**$ 3.27**	$ 2.31	$ (3.90)
Diluted earnings per share from continuing operations before special items*	**3.24**	2.68	2.33

*These are Non-GAAP Financial Measures. See GAAP reconciliations on page 8.

2011 REVENUE BY REGION
(In US$ Billions)

$8.3 / **UNITED STATES**

$4.0 / **EUROPE, MIDDLE EAST, AFRICA**

$3.2 / **ASIA PACIFIC**

$1.8 / **OTHER AMERICAS**

2011 REVENUE BY SEGMENT
(In US$ Millions)



B
A
C

A Tyco Security Solutions	$8,626
B Tyco Fire Protection	4,743
C Tyco Flow Control	3,639
D Electrical and Metal Products*	347
Net revenue	**$17,355**

* Tyco sold a majority interest in this business on December 22, 2010.

CREATING THREE INDEPENDENT COMPANIES

Tyco International is pursuing a plan to separate into three independent public companies. These standalone companies—all with leading positions in large and growing industries—will have great flexibility to pursue their own focused strategies and create significant value for shareholders. On the following pages, we introduce the three proposed companies and their leaders.

ADT NORTH AMERICA RESIDENTIAL AND SMALL BUSINESS

MARKET LEADER IN NORTH AMERICA RESIDENTIAL SECURITY SERVICES



Naren Gursahaney at the ADT sales and service office in Jacksonville, Florida.

"We want to build a growth company fueled by great people who are passionate about our mission of Creating Customers for Life."

— NAREN GURSAHANEY
CHIEF EXECUTIVE OFFICER

BUSINESS STRENGTHS

Leading provider of security systems in the U.S. and Canada

6.4 million customers, more than 7 times the nearest competitor

26% market share in the U.S.

Strong brand recognition

138-year legacy

Sustained growth of customer base and revenue per user

Highly profitable subscriber-based business model

KEY PRODUCTS AND SERVICES

Residential security systems, installation and monitoring

Small business security systems, installation and monitoring

Premise control and management services

Personal emergency response system and home health services

KEY BRANDS

ADT

ADT Companion Service

ADT Custom Home Services

ADT Pulse Interactive Services

VALUE DRIVERS

Increase customer penetration through broad distribution channels (direct and indirect) and expanding channel partners

Improve retention by enhancing the customer experience at all key customer touch points

Continue to grow revenue per user by offering new, innovative solutions such as ADT Pulse

Leverage operational excellence and information technology initiatives to reduce subscriber acquisition costs and improve recurring margins

Balance key levers to optimize return on investment for subscriber-based business

Deliver consistent and stable results via recurring revenue base

REVENUE* in billions


$2.2
$2.6
$3.1
09
10
11

CONTRACT TYPE


90%
RECURRING REVENUE
10%
NON-RECURRING REVENUE

REVENUE PER USER* per month


$35.67
$35.94
$37.11
09
10
11

CUSTOMER BASE* in millions


4.8
6.3
6.4
09
10
11

* Results for 2010 and 2011 reflect Tyco's acquisition of Broadview Security completed on May 14, 2010.

COMMERCIAL FIRE AND SECURITY

GLOBAL LEADER IN FIRE PROTECTION AND ELECTRONIC SECURITY SOLUTIONS



George Oliver at the American Dynamics video camera development and testing facility in Boca Raton, Florida.

"Millions of people count on us to help them stay safe every day. Our work is critical and I'm proud to lead our global team of dedicated fire and security professionals."

— GEORGE OLIVER
CHIEF EXECUTIVE OFFICER

BUSINESS STRENGTHS

Largest global provider of fire and security products and services

Recognized, industry-leading brands

Broad product portfolio and diverse customer base

Significant presence in North America, Europe and Australia

Expanding position in high-growth markets including China, India, Brazil and the Middle East

Global network of R&D Centers of Excellence driving innovation

45% of revenue is generated through service

KEY PRODUCTS AND SERVICES

Fire detection, fire suppression and mechanical solutions

Access control, video surveillance and intrusion detection systems

Respiratory and other protective equipment for first responders

Retail performance and security solutions

Security systems installation and monitoring for residential (outside North America) and commercial customers

Global fire and security systems integrator providing design, installation and after-market services

KEY BRANDS

ADT (outside North America)
American Dynamics
Ansul
DSC
Grinnell
Scott Safety
Sensormatic
Simplex
SimplexGrinnell
Software House
Total Walther
Tyco Fire & Integrated Solutions
Wormald

VALUE DRIVERS

Leverage expertise in retail, commercial, industrial, governmental, petrochemical and energy verticals to deliver differentiated solutions

Accelerate new product revenue through increased investment in innovative new technology and service solutions

Opportunity to realize incremental growth through strategic acquisitions

Increase penetration in high-growth markets

Shift business mix from lower-margin systems installation to higher-margin service business

Productivity improvements and cost-saving opportunities through back-office consolidation

Limited capital requirements provide a very attractive return on investment

REVENUE in billions



$9.7
$9.7
$10.2
09
10
11

REVENUE MIX



55% SECURITY
45% FIRE

GEOGRAPHY



19% ASIA PACIFIC
28% EUROPE, MIDDLE EAST, AFRICA
53% AMERICAS

REVENUE PROFILE



38% SYSTEM INSTALLATION
17% PRODUCT SALES
45% SERVICES

FLOW CONTROL

GLOBAL LEADER IN VALVES AND CONTROLS, HEAT MANAGEMENT SOLUTIONS AND WATER INFRASTRUCTURE PRODUCTS



Patrick Decker in a new flow control manufacturing facility in Chengdu, China.

"I am proud of the great work of our entire flow control team to get us to a point where we are well positioned to take the next step as a standalone public company."

— **PATRICK DECKER**
CHIEF EXECUTIVE OFFICER

BUSINESS STRENGTHS

Global leader in valves and controls, heat management solutions and large-scale water infrastructure projects

Well positioned in large, fragmented industries

Recognized industry-leading brands

Diversified across products and end markets

Significant scale with established capabilities in emerging markets

KEY PRODUCTS AND SERVICES

Valves, actuation and control products and services

Heat management solutions

Water infrastructure and environmental system products and services

KEY BRANDS

Anderson Greenwood
Biffi
Crosby
Keystone
Raychem
Sempell
Tracer
Tyco Water
Vanessa

VALUE DRIVERS

Leverage ability to provide complete flow control solutions in key verticals

Utilize installed base to accelerate aftermarket service and automation expansion

Expand turn-key heat management systems to new markets and customers

Expand scale and capabilities in emerging markets

Opportunity to expand product portfolio and geographic reach through acquisitions and partnerships

Simplify business structure and systems

Broad end markets provide revenue and earnings diversification

REVENUE in billions



$3.5
$3.4
$3.6
09
10
11

REVENUE MIX



60%
VALVES AND CONTROLS
20%
THERMAL
20%
WATER

GEOGRAPHY



41%
ASIA PACIFIC
30%
EUROPE, MIDDLE EAST, AFRICA
29%
AMERICAS

END MARKETS



37%
ENERGY
25%
WATER
38%
PROCESS

NON-GAAP FINANCIAL MEASURES

The company has presented organic revenue growth for fiscal year 2011. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures and other changes that may not reflect the underlying results and trends of the business (for example, revenue reclassifications). Organic revenue is a useful measure of the company's performance because it excludes items that are not completely under management's control, such as the impact of foreign currency exchange, or that do not reflect the underlying results of the company's existing businesses, such as acquisitions and divestitures. Organic revenue should not be used as a substitute for net revenue calculated in accordance with GAAP, but rather should be used in combination with it in order to better understand the amounts, character and impact of the adjustments to the GAAP results.

The company has presented its income from continuing operations and diluted EPS from continuing operations before special items. Special items include charges and gains that may mask the underlying operating results and/or business trends of the company. The company utilizes these financial measures before special items to assess overall operating performance and segment-level core operating performance, and to provide insight to management in evaluating operating plan execution and underlying market conditions. Income from continuing operations and diluted EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between these measures and the most comparable GAAP measures (income from continuing operations and diluted EPS from continuing operations) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges, and other income or charges that may mask the underlying operating results and/or business trends. These measures should not be used as a substitute for the most comparable GAAP measure, but rather should be used in combination with them in order to better understand the amounts, character and impact of any adjustments to the GAAP results.

2011 ORGANIC REVENUE RECONCILIATION

(IN US$ MILLIONS) (UNAUDITED)	2010 NET REVENUES	BASE YEAR ADJUSTMENTS	ADJUSTED 2010 BASE REVENUE	ACQUISITIONS	OTHER	FOREIGN CURRENCY	ORGANIC REVENUE	2011 NET REVENUES	ORGANIC REVENUE GROWTH %
Tyco International Ltd.	$ 17,016	$ (959)	$ 16,057	$ 61	$ 71	503	$ 663	$ 17,355	4.1%

2011 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA) (UNAUDITED)	TOTAL OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	NON-CONTROLLING INTEREST	INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS	DILUTED EPS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS
As Reported (GAAP)	$ **2,119**	$ (210)	$ (16)	$ (326)	$ (2)	$ 1,565	$ 3.27
Restructuring, net	**86**	–	–	(24)	–	62	0.13
Restructuring charges in cost of sales and SG&A	**1**	–	–	–	–	1	–
Legacy legal items	**20**	–	–	1	–	21	0.04
Acquisition costs	**39**	–	–	(13)	–	26	0.06
Asset impairments and (gains)/losses on divestitures, net	**(230)**	–	–	68	–	(162)	(0.34)
Separation costs	**24**	–	–	–	–	24	0.05
Note receivable write off	**5**	–	–	–	–	5	0.01
Tax items	**–**	–	–	10	–	10	0.02
Total Before Special Items	$ **2,064**	$ (210)	$ (16)	$ (284)	$ (2)	$ 1,552	$ 3.24

2010 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA) (UNAUDITED)	TOTAL OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	NON-CONTROLLING INTEREST	INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS	DILUTED EPS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS
As Reported (GAAP)	$ **1,598**	$ (253)	$ (75)	$ (138)	$ (7)	$ 1,125	$ 2.31
Restructuring, net	**134**	–	–	(42)	–	92	0.19
Restructuring charges in cost of sales and SG&A	**9**	–	–	(3)	–	6	0.01
Other additional charges resulting from restructuring actions	**1**	–	–	–	–	1	–
ERISA insurance recovery	**(1)**	–	–	–	–	(1)	–
Acquisition costs	**35**	–	–	(11)	–	24	0.05
Asset impairments and (gains)/losses on divestitures, net	**(38)**	–	–	(4)	–	(42)	(0.09)
Separation costs	**10**	–	–	(1)	–	9	0.02
Loss on extinguishment of debt	**–**	–	87	(25)	–	62	0.13
Tax items	**–**	–	–	32	–	32	0.06
Total Before Special Items	$ **1,748**	$ (253)	$ 12	$ (192)	$ (7)	$ 1,308	$ 2.68

2009 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA) (UNAUDITED)	TOTAL OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	NON-CONTROLLING INTEREST	INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS	DILUTED EPS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO TYCO SHAREHOLDERS
As Reported (GAAP)	$ **(1,506)**	$ (257)	$ (7)	$ (71)	$ (4)	$ (1,845)	$ (3.90)
Restructuring, net	**199**	–	–	(53)	–	146	0.32
Restructuring charges in cost of sales and SG&A	**33**	–	–	(11)	–	22	0.05
Other additional charges resulting from restructuring actions	**15**	–	–	(4)	–	11	0.02
(Gains)/losses on divestitures, net	**15**	–	–	(3)	–	12	0.03
Intangible impairments	**64**	–	–	(25)	–	39	0.08
Goodwill impairments	**2,641**	–	–	(41)	–	2,600	5.47
Tax items	**–**	–	–	3	–	3	0.01
Legacy legal items	**114**	–	–	4	–	118	0.25
Total Before Special Items	$ **1,575**	$ (257)	$ (7)	$ (201)	$ (4)	$ 1,106	$ 2.33

tyco

Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen,
Switzerland
Tele: +41 52 633 02 44
Fax: +41 52 633 02 99

January 19, 2012

Dear Shareholder,

You are cordially invited to attend the 2012 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 7, 2012 at 3:00 p.m., Central European Time, at the Sonnenberg Convention Center, Gebetour AG, Aurorastrasse 100, CH-8032 Zürich, Switzerland. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card or cast your vote electronically at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Freier Platz 10, CH-8200 Schaffhausen, Switzerland

TYCO INTERNATIONAL LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 7, 2012

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 7, 2012 at 3:00 p.m., Central European Time, at the Sonnenberg Convention Center, Gebetour AG, Aurorastrasse 100, CH-8032 Zürich, Switzerland for the following purposes:

1. To approve the annual report, the parent company financial statements of Tyco International Ltd and the consolidated financial statements for the fiscal year ended September 30, 2011;
2. To discharge the Board of Directors from liability for the financial year ended September 30, 2011;
3. To elect the Board of Directors;
4. To elect auditors as follows:
   - 4.a to elect Deloitte AG (Zürich) as statutory auditors until our next annual general meeting;
   - 4.b to ratify appointment of Deloitte & Touche LLP as independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 28, 2012;
   - 4.c to elect PricewaterhouseCoopers AG (Zürich) as special auditors until our next annual general meeting;
5. To approve the following:
   - 5.a the allocation of fiscal year 2011 results;
   - 5.b the consolidation of reserves;
   - 5.c the payment of ordinary cash dividends in the amount of up to $1.00 per share out of Tyco's capital contribution reserve in its statutory accounts.
6. To consider a non-binding advisory (consultative) vote to approve executive compensation;
7. To approve amendments to our articles of association regarding book entry securities and to reflect the transfer of the registered seat of Tyco International Ltd.; and
8. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 19, 2012 to each holder of record of Tyco common shares at the close of business on January 9, 2012. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,

Judith A. Reinsdorf
Executive Vice President and General Counsel

January 19, 2012

TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 7, 2012. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2011 Annual Report on Form 10-K, which includes Tyco's parent company financial statements and consolidated financial statements for the fiscal year ended September 30, 2011 (the "Annual Report"), is enclosed with these materials.

Tyco has made these materials available to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record" or "registered shareholders") as of the close of business on January 9, 2012, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive Notice of the Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Tyco at +41 52 633 02 44.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 9, 2012 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in Tyco's retirement savings plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

January 9, 2012 is the record date for the Annual General Meeting. On January 9, 2012, there were 461,674,772 common shares outstanding and entitled to vote at the Annual General Meeting. Shareholders registered in our share register with voting rights at the close of business on January 9, 2012 are entitled to vote at the Annual General Meeting, except as provided below. A shareholder who purchases shares from a registered holder after January 9, 2012, but before **February 27, 2012,** and who wishes to vote his or her shares at the Annual General Meeting must (i) ask to be registered as a shareholder with respect to such shares in our share register prior to February 27, 2012 and (ii) obtain a proxy from the registered voting rights record holder of those shares as of the record date. If you are a record holder of our common shares (as opposed to a beneficial shareholder) on the record date but sell your shares prior to the Annual General Meeting, you will not be entitled to vote those shares at the Annual General Meeting.

In March 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. As described in our January 21, 2009 proxy statement/ prospectus, you should exchange any certificates representing our common shares you own that were issued while we were a Bermuda company for book-entry shares recorded electronically in our share register, and simultaneously elect to be enrolled as a shareholder with voting rights. While you will continue to be entitled to dividends, preemptive

rights and liquidation proceeds even if you do not submit your certificates, you may not be able to exercise any voting rights, prove your ownership interest in the Company, transfer your shares or exercise other shareholder rights until you submit your certificates and are registered as a shareholder entitled to voting rights. Please contact our transfer agent, BNY Mellon Shareowner Services, at 800-685-4509, to obtain the appropriate forms to surrender your old certificates. Beneficial holders of shares held in "street name" are not required to take any action in this regard.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. However, if you own "Controlled Shares" representing voting power of 15% or more, your ability to vote shares exceeding 15% of the voting power is limited. Controlled Shares is defined in Article 8 of our Articles of Association and generally refers to shares held directly, indirectly, formally, constructively or beneficially by any individual or entity, or any individuals or entities acting together as a group, subject to certain limitations.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name, as registered shares entitled to voting rights, in our share register operated by our transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the Company officers named in the proxy card or to the independent proxy (see "How Do I Appoint and Vote via an Independent Proxy?" below) named in the proxy card, or to grant a written proxy to any person (who does not need to be a shareholder), or to vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use in which you can elect to appoint Company officers or the independent proxy as your proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under the heading "How do I attend the Annual General Meeting?" and "How do I vote?" Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing your broker, bank or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your common shares, you can vote by following the instructions on your voting instruction card.
- ***By Internet or Telephone:*** you can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card, voting instruction card or in the Notice of internet availability of proxy materials previously sent to you. You can vote using a touchtone telephone by calling 1-800-690-6903.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy. Telephone and Internet voting facilities for stockholders will be available 24 hours a day and will close at 11:59 p.m. EST on March 6, 2012.

How do I vote by proxy given to a company officer?

If you properly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors "FOR" each of the agenda items listed above. Alternatively, you can grant a proxy to the independent proxy as described below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented to the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I appoint and vote via an independent proxy?

If you are a shareholder of record as of the record date, you may authorize the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099, with full rights of substitution, to vote your common shares on your behalf by checking the appropriate box on the enclosed proxy card. If you authorize the independent proxy to vote your shares without giving instructions, your shares will be voted in accordance with the recommendations of the Board of Directors with regard to the items listed in the notice of meeting.

If new agenda items (other than those in the notice of meeting) or new proposals or motions with respect to those agenda items set forth in the notice of meeting are being put forth before the Annual

General Meeting, the independent proxy will, in the absence of other specific instructions, vote in accordance with the recommendations of the Board of Directors.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I attend the Annual General Meeting?

All shareholders are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card and a form of photo identification to the Registered Shareholders check-in area, where their ownership will be verified. Those who beneficially own shares should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 9, 2012 along with a form of photo identification. Registration will begin at 2:00 p.m. Central European Time and the Annual General Meeting will begin at 3:00 p.m. Central European Time.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board of Directors named on the proxy card; and, "FOR" proposals two through seven For any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, proxies with blank voting instructions will be voted in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Notifying our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you beneficially own your common shares, follow the instructions on the voting instruction card;
- Submitting another proxy card (or voting instruction card if you beneficially own your common shares) with a later date;
- If you are a holder of record, or a beneficial owner with a proxy from the holder of record, voting in person at the Annual General Meeting; or
- If you voted by telephone or the Internet, submitting subsequent voting instructions through the telephone or Internet.

If you have granted your proxy to the independent proxy and wish to revoke or change the proxy, you should send a revocation letter, and new proxy, if applicable, directly to the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and Annual Report will need to contact their broker, bank or other

nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement and Annual Report, now or in the future, should submit their request to Tyco by telephone at +41 52 633 02 44 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

What proposals are being presented at the Annual General Meeting and what vote is required to approve each proposal?

Tyco intends to present proposals numbered one through seven for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Approval of the Annual Report, including Tyco's financial statements.

  The approval of each of the annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 30, 2011 requires the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

- Discharge of the Board of Directors from liability for the financial year ended September 30, 2011.

  The discharge of the Board of Directors requires the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting, not counting the votes of any member of the Company's Board of Directors or any executive officer of the Company or any votes represented by the Company.

- Election of the Board of Directors.

  The election of each director nominee requires the affirmative vote of an absolute majority (or in the event of a contested election, a plurality) of the votes cast (in person or by proxy) at the Annual General Meeting (whereby votes cast include blank votes and abstentions).

- Election and ratification of auditors.

  Each of the election of Deloitte AG (Zürich) as our statutory auditor, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, and the election of PricewaterhouseCoopers AG, Zürich as our special auditing firm requires the affirmative vote of an absolute majority of the votes cast at the Annual General Meeting (whereby votes cast include blank votes and abstentions).

- The allocation of fiscal year 2011 results, the consolidation of reserve accounts and the approval of an ordinary dividend out of the Company's capital contribution reserve.

  The allocation of fiscal year 2011 results, the consolidation of reserve accounts and the approval of an ordinary dividend require the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

- Non-binding advisory (consultative) vote to approve executive compensation.

  The advisory (consultative) vote on executive compensation is non-binding, meaning that our Board of Directors will not be obligated to take any compensation actions, or to adjust our

executive compensation programs or policies as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

- Amendments to our Articles of Association to reflect (i) new Swiss legal regulations regarding the custody and transfer of shares by book-entry and (ii) the change in our registered seat in Switzerland from Schaffhausen to the neighboring city of Neuhausen am Rheinfall.

  Amendments to Article 1 of our Articles of Association (which sets forth our registered seat in Switzerland) require the affirmative vote of two-thirds of the votes cast (in person or by proxy) at the Annual General Meeting. Amendments to Article 7 of our Articles of Association (regarding share certificates) require the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, Tyco does not know of any other business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion, and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

What constitutes a quorum?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions, broker non-votes, blank or invalid ballots regarded as present for purposes of establishing the quorum.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. We believe the following proposals will be considered non-routine under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 3 (Election of Directors) and Proposal No. 6 (Advisory (Consultative) Vote on Executive Compensation).

Common shares owned by shareholders electing to abstain from voting or submitting blank votes with respect to the election of directors will be regarded as present at the meeting and counted in the determination of the absolute majority required to approve the election of directors and to approve the election and ratification of our auditors. Therefore, abstentions and blank votes will have the effect of an "AGAINST" vote on such agenda items. Pursuant to our Articles of Association, abstentions, broker non-votes, blank and invalid votes are disregarded for purposes of determining the majority for agenda items requiring the approval of a relative majority of votes cast.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the

matter at their discretion and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

Who will count the votes?

Broadridge Financial Solutions will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 7, 2012:

Our proxy statement for the 2012 Annual General Meeting, form of proxy card and 2011 Annual Report are available at www.proxyvote.com.

As permitted by U.S. Securities and Exchange Commission rules, Tyco is making this Proxy Statement and its Annual Report available to its stockholders electronically via the Internet. On January 19, 2012, we mailed to our stockholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card to the Company

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at one of the addresses set forth below by the times (being local times) and dates specified:

Switzerland:

By 5:00 p.m. on March 6, 2012 by hand or mail at:

Tyco International Ltd.
Freier Platz 10,
CH-8200 Schaffhausen, Switzerland

United States:

By 5:00 p.m. on March 6, 2012 by mail at:

Tyco International Ltd.
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

Returning Your Proxy Card to the Independent Proxy

Tyco shareholders wishing to instruct the independent proxy should complete the proxy card as soon as possible and check the appropriate box to appoint the independent proxy. In order to assure that your proxy is received in time to be voted at the meeting by the independent proxy, the proxy card

must be completed in accordance with the instructions on it and received at the address set forth below by the time (being local time) and date specified:

By 11:00 a.m. on March 7, 2012, by hand or mail at:

Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law,
Bahnhofstrasse 70, P.O. Box 1130, CH-8021
Zürich, Switzerland
Fax +41 58 258 1099

Organizational Matters Required by Swiss Law

Admission to the Annual General Meeting

Shareholders who are registered in the share register on January 9, 2012 will receive the proxy statement and proxy cards from us. Beneficial owners of shares will receive an instruction form from their broker, bank, nominee or custodian acting as shareholder of record to indicate how they wish their shares to be voted. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a proxy executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Shareholders of record registered in the share register are entitled to vote and may participate in the Annual General Meeting. Each share carries one vote. The exercise of the voting right is subject to the voting restrictions set out in our Articles of Association, a summary of which is contained in "How many votes do I have?" For further information, refer to "Who is entitled to vote?", "What is the difference between holding shares as a shareholder of record and as a beneficial owner?", "How do I vote by proxy given to a company officer?", "How do I appoint and vote via an independent proxy?" and "How do I attend the Annual General Meeting?"

Shareholders who purchase our shares and, upon application, become registered as shareholders with respect to such shares after **January 9, 2012**, but on or before **February 27, 2012**, and who wish to vote those shares at the Annual General Meeting, will need to obtain a proxy, executed in their favor, from the registered holder of those shares as of the record date to vote their shares in person at the Annual General Meeting. Shareholders registered in our share register (as opposed to beneficial shareholders) who have sold their shares prior to the Annual General Meeting are not entitled to vote those shares.

Granting of Proxy

If you are a shareholder of record and do not wish to attend the Annual General Meeting, you have the right to grant your voting proxy directly to the Company officers named in the proxy card. Alternatively, you can appoint Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021, Zürich, Switzerland, Fax +41 58 258 1099, as independent proxy, in accordance with Article 689c of the Swiss Code of Obligations, with full rights of substitution, by checking the appropriate box on the enclosed proxy card, or grant a written proxy to any other person, which person does not need to be a shareholder. For further information, refer to "How do I vote by proxy given to a company officer?" and "How do I appoint and vote via an independent proxy?"

The proxies granted to the independent proxy must be received by the independent proxy no later than March 6 2012, 12:00 noon Central European time.

Registered shareholders who have appointed a Company officer or the independent proxy as a proxy may not vote in person at the meeting or send a proxy of their choice to the meeting, unless they revoke or

change their proxies. Revocations must be received by the independent proxy no later than March 6, 2012, 11:00 a.m. Central European time. Registered shareholders who have appointed a Company officer as their proxy may revoke their proxy at any time before the vote is taken at the Annual General Meeting. However, a written revocation must be received by the Secretary in sufficient time to permit the necessary examination and tabulation of the subsequent revocation. Written revocations should be directed to the Secretary of the Company at the same addresses listed above used for proxy submissions.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company officer acting as proxy and the independent proxy will vote according to the recommendations of the Board of Directors. If new agenda items (other than those on the agenda) or new proposals or motions regarding agenda items set out in the invitation to the Annual General Meeting are being put forth before the meeting, the Company officer acting as proxy will vote in accordance with the recommendations of the Board of Directors, as will the independent proxy in the absence of other specific instructions.

Beneficial owners who have not obtained a proxy, executed in their favor, from their broker, custodian or other nominee, are not entitled to vote in person at, or participate in, the Annual General Meeting.

For further information, refer to "What is the difference between holding shares as a shareholder of record and as a beneficial owner?"

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with Article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than March 7, 2012, 2:00 p.m. Central European time at the Registered Shareholders check-in area.

Tyco Annual Report

The Tyco International Ltd. 2011Annual Report containing the Company's audited consolidated financial statements with accompanying notes and its audited Swiss statutory financial statements prepared in accordance with Swiss law, which include required Swiss disclosures, is available on the Company's web site in the Investor Relations Section at www.tyco.com. Copies of this document may be obtained without charge by contacting Tyco by phone at +41 52 633 02 44. Copies may also be obtained without charge by contacting Investor Relations in writing, or may be physically inspected, at the offices of Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

PROPOSAL NUMBER ONE—APPROVAL OF THE ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report to Shareholders for the fiscal year ended September 30, 2011, which accompanies this Proxy Statement, includes the parent company financial statements of Tyco International Ltd. (which do not consolidate the results of operations for Tyco's subsidiaries) and the Company's consolidated financial statements for the year ended September 30, 2011, and contains the reports of our statutory auditor and our independent registered public accounting firm, as well as information on the Company's business, organization and strategy. Copies of our 2011Annual Report and this proxy statement are available on the Internet in the Investor Relations section of Tyco's website at www.tyco.com.

Deloitte AG (Zürich), as the Company's statutory auditor, has issued an unqualified recommendation to the Annual General Meeting that Tyco International Ltd's parent company financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the financial statements for the period ended September 30, 2011 comply with Swiss law and the Company's Articles of Association.

Deloitte AG (Zürich) has also issued a recommendation to the Annual General Meeting that the Company's consolidated financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd., the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Representatives of Deloitte AG (Zürich), will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

Under Swiss law, our annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 30, 2011 must be submitted to shareholders for approval at each annual general meeting. Approval of the annual report and financial statements requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board of Directors unanimously recommends that shareholders vote FOR approval of the Company's annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 30, 2011.

PROPOSAL NUMBER TWO—DISCHARGE OF THE BOARD OF DIRECTORS FROM LIABILITY FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30, 2011

The Board proposes that the members of the Board of Directors be discharged from liability for the financial year ended September 30, 2011.

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors from liability for their activities during the year ended September 30, 2011. This discharge excludes liability claims brought by the Company or shareholders against the members of the Board of Directors for activities carried out during the year ended September 30, 2011 relating to facts that have not been disclosed to shareholders. Registered shareholders that do not vote in favor of this agenda item are not bound by the result for a period ending six months after the vote. The discharge of the Board of Directors requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR the discharge of the members of the Board of Directors from liability for activities during the year ended September 30, 2011.

PROPOSAL NUMBER THREE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2012 Annual General Meeting a slate of twelve nominees, all of whom are currently serving on the Board. The nominees are Ms. Wijnberg, Drs. O'Neill and Stavropoulos and Messrs. Breen, Daniels, Donahue, Duperreault, Gordon, Gupta, Krol, Paliwal and Yost. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Election of each Director requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy (so long as the number of candidates does not exceed the number of Board positions available), whereby blank votes and abstentions are included in establishing the number of votes cast. Shareholders are entitled to one vote per share for each of the Directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. In accordance with our Articles of Association, the term of office for members of the Board of Directors commences upon election and terminates on the first Annual General Meeting of Shareholders following election.

As previously announced, the Board recently approved a plan to separate the Company into three independent, publicly traded companies through a tax-free pro-rata distribution to shareholders of all the equity in the flow control and North American residential security businesses of the Company (the "Separation"). Upon completion of the Separation, Mr. Breen is expected to remain as non-executive chairman of the Board of the Company, a director of the flow control company, and a consultant to the North American residential security company. In addition, current Tyco directors are expected to serve on the boards of each of the three companies.

Current Directors Nominated for Re-Election

Edward D. Breen—Mr. Breen, age 55, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen was a director of McLeod USA Incorporated from 2001 to 2005 and Comcast Corporation from 2005 to 2011. Mr. Breen is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm. Mr. Breen's extensive experience and leadership in the communications and technology equipment industries, including the cable and broadband industries, and his service as our Chief Executive Officer since 2002, render him qualified to serve as one of our directors

Michael E. Daniels—Mr. Daniels, age 57, joined our Board in March 2010 and before that served as a consultant to the Board for a period of six months. He is the Senior Vice President of the Global Technology Services group of International Business Machines Corporation, a business and IT services company with operations in more than 160 countries around the world. In his current role at IBM, Mr. Daniels has worldwide responsibility for IBM's Global Services business operations in outsourcing services, integrated technology services, maintenance, and Global Business Services, the consulting and applications management arm of Global Services. Since joining IBM in 1976, Mr. Daniels has held a number of leadership positions in sales, marketing, and services, and was general manager of several sales and services businesses, including IBM's Sales and Distribution operations in the United States, Canada and Latin America, its Global Services team in the Asia Pacific region, Product Support Services, Availability Services, and Systems Solutions. Mr. Daniels is a graduate of the Holy Cross College in Massachusetts with a degree in political science, and is also a trustee of Holy Cross. Mr. Daniels' qualifications to serve on our board include his extensive global business experience with IBM, his sales, marketing and services expertise and his deep understanding of enterprise technology.

Timothy M. Donahue—Mr. Donahue, age 63, joined our Board in March 2008. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He served as President and Chief Executive Officer of Nextel Communications, Inc from 1999. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Before joining Nextel, Mr. Donahue served as Northeast Regional President for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as President for McCaw Cellular's paging division in 1986 and was named McCaw's President for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien Ltd. (where he is the lead director) and NVR Inc., and non-executive chairman of the private company UCT Coatings, Inc. Mr. Donahue is a graduate of John Carroll University, with a BA degree in English Literature. Mr. Donahue's qualifications to serve on the board include his extensive experience and demonstrated leadership in the wireless communications industry, his experience in service-oriented industries and his experience as an executive and board member of several publicly traded companies.

Brian Duperreault—Mr. Duperreault, age 64, joined our Board in March 2004. Mr. Duperreault has served as President, Chief Executive Officer and director of Marsh & McLennan Companies, Inc. since January 2008. Previously he served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault is a member of the Board of Directors of the International Insurance Society, Centre on Philanthropy and the Insurance Information Institute. He also serves as Chairman of both the Board of Overseers of the School of Risk Management of St. John's University and the Bermuda Institute of Ocean Sciences. Previously, Mr. Duperreault also served as a director of the Bank of N.T. Butterfield & Son, Ltd., a provider of international financial services. Mr. Duperreault's qualifications to serve on the board include his extensive experience as an executive and board member of publicly traded companies, his experience in risk management and his global business experience and leadership.

Bruce S. Gordon—Mr. Gordon, age 65, joined our Board in January 2003 and in March 2008 became the lead Director. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation and Northrop Grumman Corporation. He also previously served as a director of Southern Company, an electricity generating company, from 1994 to 2006. Mr. Gordon is the lead Director of our Board and the Chair of the Nominating and Governance Committee. Mr. Gordon's qualifications to serve on the board include his significant leadership experience as the head of a large non-profit, his in-depth experience as an executive in the service- oriented communications industry and his corporate governance experience as a director of several publicly traded companies.

Rajiv L. Gupta—Mr. Gupta, age 66, joined our Board in March 2005. Mr. Gupta served as Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to 2009. He served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the

Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of the Vanguard Group, Hewlett-Packard Company, Delphi Automotive, plc and the private companies Affle, Pte Ltd and Stroz Friedberg LLC. He serves as Chairman of Symphony IRI Group, Inc. a privately held market research company, and Avantor Performance Materials, Inc., a privately held maker of performance materials. He is also a trustee of The Conference Board, and a senior advisor of New Mountain Capital LLC. Mr. Gupta is the Chair of the Company's Compensation and Human Resources Committee. Mr. Gupta's qualifications to serve on the board include his broad international leadership experience as an executive at Rohm and Haas, his engineering and science background, and his corporate governance experience as a board member and executive in several publicly traded and private companies.

John A. Krol—Mr. Krol, age 75, joined our Board in August 2002. Mr. Krol served as the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, and as chairman of the board of Delphi Automotive, plc and the private company Pacolet-Milliken. He also served as a director of MeadWestvaco Corporation, a global packaging solutions company. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol's qualifications to serve on the board include his extensive leadership and corporate governance experience as an executive and as the former chairman and chief executive of DuPont, his engineering and science background and his well developed business acumen gained over decades of experience as an advisor and as a board member of numerous publicly traded and private companies.

Brendan R. O'Neill—Dr. O'Neill, age 63, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Informa plc and Towers Watson & Co. He chairs the Audit Committee of Informa plc. Dr. O'Neill was also a director of Rank Group, a hospitality and leisure business from 2005 to 2007 and Aegis Group Plc, a global market research company, from 2005 to 2009. Dr. O'Neill is the Chair of the Audit Committee. Dr. O'Neill is qualified to serve on the board because of his extensive experience in executive positions, his service as a director for a broad spectrum of international companies and his financial acumen and understanding of accounting principles.

Dinesh Paliwal—age 53, serves as Chairman of the Board, Chief Executive Officer and President of Harman International, a company that designs, manufactures and markets a wide range of audio and information solutions for the automotive, consumer and professional market. Prior to joining Harman in 2008, Mr. Paliwal served as a member of the Group Executive Committee of ABB Ltd. a provider of industrial automation, power transmission systems and services, from January 2001 until June 2007. Mr. Paliwal also served as President of Global Markets and Technology of ABB Ltd. from January 2006 until June 2007, as Chairman and Chief Executive Officer of ABB North America from January 2004 until June 2007, and as President and Chief Executive Officer of ABB Automation Technologies Division from October 2002 to December 2005. Mr. Paliwal earned a Masters degree in Engineering from the Indian Institute of Technology (IIT Roorkee), a Masters degree in Applied Science and Engineering and a Masters degree in Business Administration, both from Miami University (Ohio). Mr. Paliwal also serves as a member of the Trilateral Commission established to foster closer cooperation among the US, Europe and

Japan, and as a member of the Board of Directors of the International Institute for the Study of Cross-Border M&A, an international joint venture to promote the high-level study and analysis of cross-border mergers, acquisitions and strategic investments, and the Business Roundtable. Mr. Paliwal served on the board for Embarq Corporation until its merger with CenturyTel. He has served previously as Chairman of ABB India Ltd., a publicly listed company in India and as Chairman of the US National Foreign Trade Council in Washington, DC. He has served as a Director for the US China Business Council, the US India Business Council, and the International Swimming Hall of Fame. He also served for three years as Economic Advisor to the Governor of Guangdong Province, China. Mr. Paliwal's qualifications to serve on the board include his extensive leadership and governance experience as a public company chief executive officer, his engineering and financial background, and his extensive global experience, especially in emerging markets important to the Company.

William S. Stavropoulos—Dr. Stavropoulos, age 72, joined our Board in March 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where his career spanned 39 years until his retirement in 2006. While at Dow, Dr. Stavropoulos served in a variety of positions in research, marketing and general management. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Dr. Stavropoulos serves as a director of Chemical Financial Corporation, Teradata Corporation and Maersk, Inc., and is non-executive chairman of Univar, Inc., a private company. He is a trustee to the Fidelity Group of Funds and the Rollin M. Gerstacker Foundation, on the advisory boards of Maersk Corporation and Metalmark Capital LLC and is an advisory partner of Clayton, Dubilier & Rice, LLC. Dr. Stavropoulos is also President and Founder of the Michigan Baseball Foundation. Dr. Stavropoulos' qualifications to serve on the board include his extensive experience as an executive at Dow, his corporate governance experience gained from his role as chairman and chief executive officer of Dow and as a director and advisor to other publicly traded companies as well as his experience in the industrial sector.

Sandra S. Wijnberg—Ms. Wijnberg, age 55, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC, a registered investment advisor. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. Ms. Wijnberg served as a Senior Vice President and Treasurer of Yum! Brands (previously Tricon Global Restaurants, Inc.) and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg also served on the board of Tyco Electronics Ltd., a manufacturer of electronic parts and equipment, from 2007 to 2009. Ms. Wijnberg is a director of Futurity First Financial Corporation, a private company in the insurance business. Ms Wijnberg's qualifications to serve on the board include her significant experience as an executive in leadership positions in financial services companies and her financial acumen gained as the chief financial officer of a publicly traded company.

R. David Yost—Mr. Yost, age 64, joined our Board in March 2009. Mr. Yost served as Director and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from August 2001 to June 30, 2011 when he retired. He was President of AmerisourceBergen from August 2001 to October 2002, Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001, and President and Chief Executive Officer of AmeriSource from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 1997. Mr. Yost is a graduate of the U.S. Air Force Academy and holds an M.B.A. from the University of California, Los Angeles. Mr. Yost's qualifications to serve on the board include his extensive leadership and corporate governance experience gained as the chief executive and director of a large publicly traded company in the pharmaceutical industry.

The Board unanimously recommends that shareholders vote FOR the election of all of the nominees for Director to serve until the next Annual General Meeting.

PROPOSAL NUMBER FOUR—ELECTION OF AUDITORS

Proposal 4.a—Appointment of Statutory Auditors

Our shareholders must elect a firm as statutory auditor. The statutory auditor's main task is to audit our consolidated financial statements and parent company financial statements that are required under Swiss law. The Board has recommended that Deloitte AG (Zürich), General Guisan-Quai 38, 8002 Zürich, Switzerland, be elected as our statutory auditor for our consolidated financial statements and the parent company financial statements of Tyco International Ltd.

Representatives of Deloitte AG (Zürich) will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

For independent auditor fee information and information on our pre-approval policy of audit and non-audit services, see Proposal 4.b below. Please also see the Audit Committee Report included in this Proxy Statement for additional information about our statutory auditors. The appointment of the statutory auditors requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend a vote FOR the election of Deloitte AG (Zürich) as the Company's statutory auditor until our next annual ordinary general meeting.

Proposal 4.b—Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors recommends that shareholders ratify the appointment of Deloitte & Touche LLP (United States), Two World Financial Center, New York, NY 10281-1414, an affiliate of Deloitte AG (Zürich), as Tyco's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 30, 2011.

The Audit Committee is responsible for the annual retention of our independent registered public accounting firm, subject to shareholder approval at the Annual General Meeting. The Audit Committee is directly responsible for the appointment, compensation, oversight and evaluation of performance of the work of the external auditors. The Audit Committee has recommended the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 28, 2012.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to Tyco by Deloitte AG (Zürich) and Deloitte & Touche LLP (collectively "Deloitte") as of and for the fiscal years ended September 30, 2011 and September 24, 2010 are set forth below. The aggregate fees included in the Audit category are fees billed for fiscal year 2010 and billed (or reasonably expected to be billed) for fiscal year 2011 for the audit of Tyco's annual financial statements and review of interim financial statements and statutory and

regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years for such services.

	Fiscal Year 2011 (in millions)	Fiscal Year 2010 (in millions)
Audit Fees	$24.4	$29.2
Audit-Related Fees	0.4	2.3
Tax Fees	0.2	0.2
Total	$25.0	$31.7

Audit Fees for the fiscal years ended September 30, 2011 and September 24, 2010 were for professional services rendered for the integrated audits of our consolidated financial statements and internal controls over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Tyco's Quarterly Reports on Form 10-Q, statutory audits, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements.

Audit-Related Fees as of the fiscal year ended September 30, 2011 were primarily related to services rendered in connection with the Company's sale of a majority interest in its Electrical and Metal Products business, its acquisition of Signature Security, and for compliance with regulatory requirements. Fees for the fiscal year ended September 24, 2010 were primarily related to services rendered in connection with the Company's planned spin-off of its Electrical and Metal Products business and its acquisition of Brink's Home Security Holdings, Inc. (Broadview Security).

Tax Fees as of the fiscal years ended September 30, 2011 and September 24, 2010 were for tax compliance services.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors for a specific service when the entire Committee is unable to do so. All such pre-approvals must be reported to the Audit Committee at the next Committee meeting.

Please see the Audit Committee Report included in this proxy statement for additional information about Deloitte & Touche LLP. The appointment of the independent registered public accounting firm requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend that shareholders vote FOR the ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm.

Proposal 4.c—Appointment of Special Auditors

Under Swiss law, special reports by an auditor are required in connection with certain corporate transactions, including certain types of increases or decreases in share capital. Because of the auditor independence requirements under U.S. Federal securities laws, we do not believe Deloitte AG (Zürich) can act as our special auditing firm with respect to certain types of corporate transactions.

Our Board of Directors has recommended that the election of PricewaterhouseCoopers AG (Zürich) Birchstrasse 160, CH-8050 Zürich, Switzerland as special auditing firm until our next annual general meeting be submitted for consideration at the 2012 Annual General Meeting. The appointment of the special auditors requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend that shareholders vote FOR the appointment of PricewaterhouseCoopers AG (Zürich) as the Company's special auditing firm until our next annual general meeting.

PROPOSAL NUMBER FIVE—ALLOCATION OF FISCAL YEAR 2011 RESULTS AND APPROVAL OF ORDINARY DIVIDEND

Proposal 5(a)—Allocation of Fiscal Year 2011 Results

The Board of Directors proposes that the Company's net income as shown below be used to reduce the Company's allocated deficit in its statutory accounts. The Company's net income for fiscal 2011 increases total shareholders' equity in the Company's statutory accounts. The corresponding allocation to accumulated deficit does not have an impact on net equity. The Company's net income in its standalone statutory accounts for fiscal 2011 is derived primarily from intercompany transactions in fiscal 2011, and is separate from the Company's net income reported in its consolidated financial statements presented in accordance with U.S. generally accepted accounting principles. The following table shows the appropriation of net income in Swiss francs and U.S. dollars (converted from Swiss francs as of September 30, 2011) as proposed by the Board:

	Swiss francs	U.S. dollars
Net income	CHF 7,159,800,990	$ 7,978,920,000
Accumulated deficit, beginning of period	CHF (34,246,650,764)	$(38,164,600,000)
Accumulated deficit, carried forward	CHF (27,086,849,774)	$(30,185,680,000)

The Board of Directors proposes that the Company's net income of CHF 7,159,800,990 be used to reduce the accumulated deficit in accordance with the table above. Under Swiss law, the allocation of the Company's balance sheet results is customarily submitted to shareholders for resolution at each annual general meeting.

The allocation of fiscal 2011 results requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR using the Company's net income to reduce the accumulated deficit.

Proposal 5(b)—Consolidation of Reserves

The Board of Directors proposes to consolidate the Company's reserves in its statutory accounts, which consist of the general reserve, the reserve for treasury shares and the contributed surplus under a new account entitled "reserve from capital contributions." Pursuant to recently enacted regulations, Swiss tax authorities require that all shareholder contributions must be booked into a reserve specifically entitled "reserve from capital contributions" in order to preserve the Company's ability to return such contributions to shareholders free of Swiss withholding tax.

The Board of Directors therefore proposes to consolidate the general reserve, the reserve for treasury shares and the contributed surplus under a new account entitled "reserve from capital contributions" ("*Gesetzliche Reserve aus Kapitaleinlagen*") thereby confirming that the contributed surplus shall in principle remain available for distribution to shareholders.

The following table shows the allocation of such reserves in Swiss francs and U.S. dollars (converted from Swiss francs as of September 30, 2011) as proposed by the Board based on the fiscal 2011 balance sheet:

	Swiss francs	U.S. dollars
Reserve from capital contributions		
a) general reserve	CHF 817,677,442	$ 911,224,000
b) reserve for treasury shares	CHF 961,278,399	$ 1,071,250,000
c) contributed surplus	CHF 35,254,539,039	$39,287,800,000

The general reserve, reserve for treasury shares and contributed surplus accounts have historically been presented separately in the statutory balance sheet. In the proposed "reserve from capital contributions," the subaccounts "general reserve" and "reserve for treasury shares" are considered "legal reserves" for Swiss legal purposes, and need to be covered by net assets before the Company is legally permitted to pay dividends. The "contributed surplus" subaccount shall be considered a legal reserve for tax purposes only, and, by approving the proposed presentation, shareholders confirm that this subaccount remains available for distributions to shareholders.

The consolidation of the general reserve, the reserve for treasury shares and the contributed surplus account under a new "reserve from capital contributions" requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that the shareholders vote FOR consolidating the general reserve, the reserve for treasury shares and the contributed surplus under a new "reserve from capital contributions" ("*Gesetzliche Reserve aus Kapitaleinlagen*") thereby confirming that the contributed surplus shall in principle remain available for distribution to shareholders.

Proposal 5(c)—Approval of an Ordinary Cash Dividend

As a result of the proposed spin-offs of the Company's flow control and North American residential security businesses, which are expected to be completed by October 2012, the Board of Directors is proposing that shareholders approve dividends through the fourth fiscal quarter of 2012 (ending on September 28, 2012), and conditionally approve dividends through the second fiscal quarter of 2013. The Board of Directors proposes that shareholders (i) approve an ordinary cash dividend in the aggregate amount of $0.50 per share out of the Company's capital contribution reserve on the Company's statutory balance sheet in two equal quarterly installments of $0.25 on May 23, 2012 and August 22, 2012, and (ii) conditionally approve an ordinary cash dividend in the aggregate amount of $0.50 per share out of the same reserve in two equal quarterly installments of $0.25 on November 15, 2012 and February 20, 2013. The conditional dividends will only be paid if the record date for the spin-off of both the flow control and North American residential security businesses does not precede the record date for such cash dividend. Although the aggregate dividend initially paid by the three entities resulting from the proposed spin-offs is expected to be approximately equal to the dividend currently being paid by Tyco, the dividend policy of each entity will be subject to the independent review of its board of directors and will, for entities organized in Switzerland, be subject to shareholder approval.

Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's capital contribution reserve, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the

Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's capital contribution reserve shall not exceed CHF 885 million (or approximately $2.00 per share based on the USD / CHF exchange rate of CHF 0.96 per $1.00 in effect on January 9, 2012). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction to the capital contribution reserve shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment. The Board's proposal is accompanied by a report by the auditor, Deloitte AG (Zürich), as state supervised auditing enterprise, who will be present at the meeting. The auditor's report states that the proposed dividend complies with Swiss law.

The approval of the payments of ordinary cash dividends require the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR the approval of the payment of an ordinary cash dividend in the aggregate amount of up to $1.00 per share.

PROPOSAL NUMBER SIX—ADVISORY (CONSULTATIVE) VOTE ON EXECUTIVE COMPENSATION

Proposal 6—Non-Binding Advisory (Consultative) Vote on Executive Compensation

The Board recognizes that providing stockholders with an advisory vote on executive compensation can produce useful information on investor sentiment with regard to the Company's executive compensation programs.. As a result, this proposal provides shareholders with the opportunity to cast an advisory (consultative) vote on the compensation of our named executive officers, as described in the section of this Proxy Statement entitled "Executive Compensation Report;" and endorse or not endorse our fiscal 2011 executive compensation philosophy, programs and policies and the compensation paid to the named executive officers.

As discussed in the Executive Compensation Report section of this Proxy Statement, our compensation principles and underlying programs are designed to attract, motivate and retain key executives who are crucial to our long-term success. The compensation paid to our named executive officers reflects our commitment to pay for performance. For our CEO, well over 85% of targeted direct pay continues to be in the form of at-risk performance-based compensation—consisting of long-term equity awards and the annual performance bonus. Moreover, as a result of this structure, our CEO's compensation has been correlated to Company performance in fiscal 2011 and over longer periods. In addition, we recognize that a strong governance framework is essential to an effective executive compensation program. The framework and executive compensation philosophy, which are described in more detail in the Executive Compensation Report, are established by an independent Compensation Committee that is advised by an independent consultant.

The advisory (consultative) vote on the Executive Officer Compensation Report is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

Although the vote is non-binding, our Board and the Compensation Committee will review the voting results. To the extent there is a significant negative vote, we would communicate directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

The Board unanimously recommends that shareholders support this proposal and vote FOR the following resolution:

"RESOLVED, that shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Executive Compensation Report of this Proxy Statement."

PROPOSAL NUMBER SEVEN—AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

Our Articles of Association must be amended to reflect (i) new Swiss legal regulations regarding the custody and transfer of shares by book-entry and (ii) the change in our registered seat in Switzerland from Schaffhausen to the neighboring city of Neuhausen am Rheinfall.

The new Swiss Federal Act on Intermediated Securities came into force on January 1, 2010, establishing a modern regulation for the custody and transfer of shares by book-entry. It reflects the current practice whereby securities are generally transferred electronically through a central clearing entity. The proposed amendments to our Articles of Association ensure full compliance with this new Act. In practice, the transferability of the shares is not affected. Share certificates will not be issued by Tyco; however, shareholders will be provided with a written confirmation of their holdings upon their request. As a result, the Board of Directors proposes to amend Article 7 of the Articles of Association as follows:

Current version	*Proposed version*
Article 7: Share Certificates	**Article 7: Share Certificates**
(1) A shareholder may at any time request an attestation of the number of shares held by it. The shareholder is not entitled, however, to request that certificates representing the shares be printed and delivered.	(1) The Company may issue its registered shares in the form of single certificates, global certificates or uncertificated securities. The shareholder has no right to demand a conversion of the form of the registered shares. The Company may withdraw shares issued as book entry securities from the custodian system.
(2) Registered shares not physically represented by certificates and the rights arising there from can only be transferred by assignment. Such assignment shall not be valid unless notice is given to the Company. Title to the certificate of the transferred share is passed on to the transferee through legal and valid assignment and does not need the explicit consent of the Company. The bank which handles the book entries of the assigned registered shares on behalf of the shareholders may be notified by the Company of the assignment.	(2) A shareholder may at any time request an attestation of the number of shares held by it. The shareholder is not entitled, however, to request that certificates representing the shares be printed and delivered.
(3) Registered shares not physically represented by certificates and the financial rights arising from these shares may only be pledged to the bank handling the book entries of such shares for the shareholder. The pledge must be made by means of a written pledge agreement. Notice to the Company is not required.	(3) Registered shares not physically represented by certificates (except book entry securities) and the rights arising there from can only be transferred by assignment. Such assignment shall not be valid unless notice is given to the Company. Title to the certificate of the transferred share is passed on to the transferee through legal and valid assignment and does not need the explicit consent of the Company. The bank which handles the book entries of the assigned

Current version	*Proposed version*
	registered shares on behalf of the shareholders may be notified by the Company of the assignment. Intermediated securities based on registered shares of the Company cannot be transferred by way of assignment.
	(4) Registered shares not physically represented by certificates and the financial rights arising from these shares may only be pledged to the bank handling the book entries of such shares for the shareholder. The pledge must be made by means of a written pledge agreement. Notice to the Company is not required.

German (authoritive) version

current version	*proposed version*
Artikel 7: Aktienzertifikate	**Artikel 7: Aktienzertifikate**
(1) Ein Aktionär kann von der Gesellschaft jederzeit die Bescheinigung über die Anzahl der von ihm gehaltenen Aktien verlangen. Der Aktionär ist jedoch nicht berechtigt zu verlangen, dass die Aktienzertifikate gedruckt und ausgeliefert werden.	(1) Die Gesellschaft gibt ihre Aktien in Form von Einzelurkunden, Globalurkunden oder Wertrechten aus. Der Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Aktien in eine andere Form. Die Gesellschaft kann als Bucheffekten ausgegebene Aktien aus dem Verwahrungssystem zurückziehen.
(2) Nicht verurkundete Namenaktien einschliesslich der daraus entspringenden Rechte können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft. Die Berechtigung an den Zertifikaten der übertragenen Aktien wird durch rechtsgültige Zession übertragen und bedarf keiner Zustimmung seitens der Gesellschaft. Die Bank, welche abgetretene Namenaktien für die Aktionäre verwaltet, kann von der Gesellschaft über die erfolgte Zession benachrichtigt werden.	(2) Ein Aktionär kann von der Gesellschaft jederzeit die Bescheinigung über die Anzahl der von ihm gehaltenen Aktien verlangen. Der Aktionär ist jedoch nicht berechtigt zu verlangen, dass die Aktienzertifikate gedruckt und ausgeliefert werden.
(3) Nicht verurkundete Namenaktien sowie die daraus entspringenden Vermögensrechte können ausschliesslich zugunsten der Bank, welche die Aktien im Auftrag des betreffenden Aktionärs verwaltet, verpfändet werden. Die Verpfändung bedarf eines schriftlichen Pfandvertrages. Eine	(3) Nicht verurkundete Namenaktien (ausser Bucheffekten) einschliesslich der daraus entspringenden Rechte können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft. Die Berechtigung an den Zertifikaten der übertragenen Aktien wird

current version	*proposed version*
Benachrichtigung der Gesellschaft ist nicht erforderlich.	durch rechtsgültige Zession übertragen und bedarf keiner Zustimmung seitens der Gesellschaft. Die Bank, welche abgetretene Namenaktien für die Aktionäre verwaltet, kann von der Gesellschaft über die erfolgte Zession benachrichtigt werden. Bucheffekten, denen Aktien der Gesellschaft zugrunde liegen, können nicht durch Zession übertragen werden.
	(4) Nicht verurkundete Namenaktien sowie die daraus entspringenden Vermögensrechte können ausschliesslich zugunsten der Bank, welche die Aktien im Auftrag des betreffenden Aktionärs verwaltet, verpfändet werden. Die Verpfändung bedarf eines schriftlichen Pfandvertrages. Eine Benachrichtigung der Gesellschaft ist nicht erforderlich.

In addition, our Articles of Association must be amended to reflect the transfer of Company's headquarters to new premises in Neuhausen am Rheinfall, Switzerland, a neighboring city of the existing headquarters in Schaffhausen. The Company intends to move its headquarters to new, larger facilities in Neuhausen am Rheinfall as it has added additional staff to its headquarters in Switzerland. The transfer of the registered seat from Schaffhausen to Neuhausen am Rheinfall has no impact on the Company's legal or tax status in Switzerland. The Board of Directors proposes to amend article 1 of the articles of association as follows:

Current version	*Proposed version*
Article 1: Corporate Name, Registered Office and Duration	**Article 1: Corporate Name, Registered Office and Duration**
Under the corporate name Tyco International Ltd. (Tyco International AG) (Tyco International SA)	Under the corporate name Tyco International Ltd. (Tyco International AG) (Tyco International SA)
a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations having its registered office in Schaffhausen, Switzerland. The duration of the Company is unlimited.	a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations having its registered office in Neuhausen am Rheinfall, Switzerland. The duration of the Company is unlimited.

German (authoritive) version

Current version	*Proposed version*
Artikel 1: Firma, Sitz und Dauer der Gesellschaft	**Artikel 1: Firma, Sitz und Dauer der Gesellschaft**
Unter der Firma Tyco International Ltd. (Tyco International AG) (Tyco International SA)	Unter der Firma Tyco International Ltd. (Tyco International AG) (Tyco International SA)
besteht eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Schaffhausen, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.	besteht eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Neuhausen am Rheinfall, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.

Amendments to Article 1 of our Articles of Association (which sets forth our registered seat in Switzerland) require the affirmative vote of two-thirds of the votes cast (in person or by proxy) at the Annual General Meeting, whereby abstentions, broker non-votes, blank and invalid votes are included in establishing the number of votes cast. Amendments to Article 7 of our Articles of Association (regarding share certificates) require the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR these proposals.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance." We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing the Company's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, the Company's vision and values are enduring. Our governance principles, along with our vision and values, constitute the foundation upon which the Company's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

To be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Seek to Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity. We safeguard Company assets. We foster an environment of trust with our co-workers, customers, communities and suppliers. We comply with all Company policies and laws, and create an environment of transparency in which all reporting requirements are met.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' businesses and help them achieve their goals. We serve our customers not only by responding to their needs, but also anticipating them. We are dedicated to diversity, fair treatment, mutual respect and trust. We aspire to produce our products and serve our customers with zero harm to people and the environment.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction across Tyco, and actively work together to keep each other safe.

Accountability: We honor and hold ourselves accountable for the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the best standards of corporate governance for the Company by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Culture: Build on the Company's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Company-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that financial measures and shareholder return objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of the Company in the interests of the shareholders and set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about the Company and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of the Company.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that the Company maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that organizational development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving the compensation of senior officers;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure;
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance; and
- periodically monitoring and reviewing shareholder communication.

Board Leadership

The business of the Company is managed under the direction of the Company's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Board believes that it is currently in the best interest of the Company for the positions of Chairman and Chief Executive Officer to be combined and held by the same person, Mr. Breen. Having Mr. Breen act as both Chairman and Chief Executive benefits the Company in significant ways, in particular by facilitating efficient and effective board deliberations. Mr. Breen is in a unique position to blend the perspective of both the board and management and ensure that the appropriate matters are presented to the Board. Mr. Breen's long tenure with the Company and his deep knowledge of the Company's day-to-day operations and the principal issues and risks facing the Company enable him to focus the Board's deliberations on those matters that are most critical to the Company. Further, by combining the roles, the Board believes the Company presents its message and strategy to shareholders, employees, customers and other stakeholders with a unified voice. Under Mr. Breen's leadership, the Board recently approved a plan to separate the Company into three independent, publicly traded companies. In carefully evaluating the opportunities for these businesses and for the Company as a whole, the Board concluded that creating three independent, public companies is the next logical step for the Company and is in the best interest of shareholders. All three companies are expected to have industry-leading positions in large and fragmented industries and enhanced capabilities to serve their

distinct customers. They are also expected to have greater flexibility to pursue their own focused strategies for growth—both organic and through acquisitions—than they would under the current corporate structure. Upon completion of the Separation, Mr. Breen is expected to remain as non-executive chairman of the Board of the Company, a director of the flow control company, and a consultant to the North American residential security company. In addition, current Tyco directors are expected to serve on the boards of each of the three companies. The Separation is subject to a number of conditions, including the approval of shareholders. The shareholder vote regarding the Separation is expected to occur at a shareholder meeting subsequent to the Annual General Meeting.

To counterbalance the potential for ineffective Board oversight, the Company has adopted a governance structure that includes:

- a designated lead independent Director with a well-defined role;
- a Board entirely composed of independent members, with the exception of Mr. Breen;
- annual election of Directors by a majority of votes cast at the Annual General Meeting of shareholders;
- committees entirely composed of independent Directors; and
- established governance and ethics guidelines.

The lead Director acts as an intermediary between the Board and senior management. Among other things, the lead director is responsible for setting the agenda for Board meetings with Board and management input, facilitating communication among Directors and between the Board and the Chief Executive Officer, working with the Chief Executive Officer to provide an appropriate information flow to the Board, and chairing an executive session of the independent Directors at each formal Board meeting. The lead director is expected to foster a cohesive board that cooperates with the Chief Executive Officer towards the ultimate goal of creating shareholder value.

Board Oversight of Risk

The Board's role in risk oversight at Tyco is consistent with the Company's leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on the most significant risks facing the Company. The Board performs its risk oversight role in several ways. Board meetings regularly include strategic overviews by the Chairman and Chief Executive Officer of the Company that describe the most significant issues, including risks, affecting the Company. In addition, the Board is regularly provided with business updates from the President of each of the Company's reporting segments, and updates from the General Counsel. The Board reviews the risks associated the Company's financial forecasts, business plan and operations. These risks are identified and managed in connection with the Company's robust enterprise risk management ("ERM") process. The Company's ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The Company's ERM includes a formal process to identify and document the key risks to the Company perceived by a variety of stakeholders in the enterprise, and is presented to the Board at least annually. In addition, as part of the ERM process, members of the Board perform site visits to Company operational sites. The lead Director and management determine the appropriate operational sites and the timing of the enterprise risk assessment meetings.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

- The Compensation and Human Resources Committee reviews and discusses with management the extent to which the Company's compensation policies and practices create or decrease risks for the Company; and
- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the Company's corporate governance policies, oversees the ERM process and is deeply involved in key management succession planning.

Board Capabilities

The Tyco Board as a whole is strong in its diversity, vision, strategy and business judgment. It possesses a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets.

The culture of the Board is such that it can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary. The Board strives to be informed, proactive and vigilant in its oversight of the Company and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are each entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene "special committees" to review material matters being considered by the Board. Special committees report their activities to the Board. The Board has convened a special committee of Directors to review candidates for the boards of the independent companies resulting from the Separation. This special committee consists of Messrs. Breen, Gordon, Gupta, Krol, and Duperreault.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. The number of Directors is set forth in the Company's Articles of Association.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least five times annually, and additional meetings may be called in accordance with the Company's Articles of Association and Organizational Regulations. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about the Company's operations and issues. One of these meetings will be scheduled in conjunction with the Company's Annual General Meeting and Board members are required to be in attendance at the Annual General Meeting either in person or by telephone. The lead Director, in consultation with the Chairman of the Board / Chief Executive Officer, is responsible for setting meeting agendas with input from the Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at each formal meeting of the Board.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of regular agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board / Chief Executive Officer in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of the Company, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, analysts, rating agencies and government regulators. The Board has established a process for interested parties to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who has a direct reporting relationship to the Audit Committee chair. A report summarizing all items received resulting in cases is prepared for the Board. The Corporate Ombudsman directs cases to the applicable department (such as customer service, human resources or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or Investor Relations.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of the Company, as they deem necessary in order to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;
- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters, and report those results to the Board.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own Tyco common stock or its equivalent. During fiscal 2011, the Board approved an increase in the ownership multiple from three times their annual cash retainer to five times the retainer. Directors are expected to attain these minimum stock ownership guideline within five years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guidelines as long as the Director does not sell any stock. A majority of the Directors' annual compensation is provided as equity, and all but two of our current Directors hold the minimum amount of five times the annual retainer. Both Mr. Daniels and Mr. Paliwal recently joined the Board and each of them is expected to reach the minimum stock ownership level within the recommended time period. Mr. Breen receives no additional compensation for service as a Director.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of the Company or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, nor have any immediate family members that have worked for, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a Director;
- have no immediate family member who is an officer of the Company or its subsidiaries or who has any current or past material relationship with the Company;
- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;

- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which the Company's annual sales to, or purchases from, exceed 1% of either entity's annual revenues for the prior fiscal year;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the Company or its subsidiaries made charitable contributions or payments in excess of 1% of such organization's charitable receipts in the last fiscal year. In addition, a Director is not independent if he or she serves as a director, trustee, executive officer or similar position of a charitable organization if Tyco made payments to such charitable organization in an amount that exceeds 1% of Tyco's total annual charitable contributions made during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of the Chief Executive Officer, meet these standards and are therefore independent of the Company. The independent Director nominees are Timothy M. Donahue, Brian Duperreault, Bruce S. Gordon, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, Dinesh Paliwal, William S. Stavropoulos, Sandra S. Wijnberg, David Yost and Michael Daniels.

Director Service

Directors are elected by an affirmative vote of an absolute majority of the votes cast by shareholders at the Annual General Meeting of shareholders, whereby blank votes and abstentions are included in establishing the number of votes cast. They serve for one-year terms, ending on the next succeeding annual general meeting. Each Director must tender his or her resignation from the Board at the annual general meeting of shareholders following his or her 72nd birthday. The Board may, in its discretion, waive this limit in special circumstances, as it has done for Mr. Krol and Dr. Stavropoulos, whom the Nominating and Governance Committee has nominated to serve additional terms in light of their extensive business experience and knowledge. Any nominee for Director who does not receive a majority of votes cast from the shareholders is not elected to the Board.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes present (in person or by proxy) at a duly called shareholder meeting.

Directors are expected to inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the Annual General Meeting following the completion of their fifth year of service.

The Board may choose to override these guiding principles in special circumstances or if it otherwise believes it is appropriate to do so.

When the Chairman of the Board / Chief Executive Officer steps down, he or she must simultaneously tender his or her resignation from the Board, which the Board may accept or decide that his or her continued services as a Director are in the best interests of the Company. Following the completion of Separation, it is expected that Mr. Breen will remain as the non-executive chairman of the Board. The Board believes that this arrangement is in the best interest of shareholders, as Mr. Breen's continued service should facilitate a smooth transition for new senior management and provide continuity in the boardroom.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships, Conflicts and Related Party Transactions

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the Chief Executive Officer or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The Chief Executive Officer may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our Guide to Ethical Conduct and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Corporate Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as the Company must disclose certain "related person transactions." These are transactions in which the Company is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our common stock has a direct or indirect material interest. Although the Company engaged in commercial transactions in the normal course of business with companies where the

Company's Directors were employed and served as officers, none of these transaction exceeded 1% of the Company's gross revenues and these transactions are not considered to be related party transactions.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance". We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than 1% of that organization's annual charitable receipts, and less than 1% of Tyco's total annual charitable contributions.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Fiscal 2011 for non-employee directors consisted of an annual cash retainer and restricted stock units ("RSUs") with one year vesting terms and a value at grant of approximately $120,000. In fiscal 2011 the cash retainer for non-employee Directors was increased to $100,000. The lead Director's fee was increased to $30,000 in fiscal 2011 and the fee paid to the Chair of the Compensation Committee increased to $20,000. The Chairs of the Nominating and Governance Committee and Audit Committee received an additional fee of $15,000 and $20,000, respectively, in fiscal 2011. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2011. A Director who is also an employee receives no additional remuneration for services as a Director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Michael E. Daniels	$ 90,879	$120,043	$10,000	$220,922
Mr. Timothy Donahue	$ 90,879	$120,043	—	$210,922
Mr. Brian Duperreault	$ 90,879	$120,043	$10,000	$220,922
Mr. Bruce S. Gordon (L)(NC)	$131,319	$120,043	$10,000	$261,362
Mr. Rajiv L. Gupta (CC)	$108,599	$120,043	$ 479	$229,121
Mr. John A. Krol	$ 90,879	$120,043	$ 9,806	$220,728
Dr. Brendan R. O'Neill (AC)	$110,879	$120,043	—	$230,922
Mr. Dinesh Paliwal	$ 54,615	$120,043	$21,950	$196,608
Dr. William S. Stavropoulos	$ 90,879	$120,043	$10,000	$220,922
Ms. Sandra S. Wijnberg	$ 90,879	$120,043	$ 5,195	$216,117
Mr. R. David Yost	$ 90,879	$120,043	$20,000	$230,922
Former Directors:				
Mr. Jerome B. York	—	—	$ 456	$ 456

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair

(1) During fiscal 2011, directors received a pro-rated portion of the cash fees described above.

(2) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Yost, the matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $1,950 for any Director in fiscal 2011. For Mr. Paliwal, all other compensation includes $20,000 of fees paid to him in fiscal 2011 prior to his election at the Annual General Meeting in March 2011. Mr. Paliwal also received $20,000 in such fees in fiscal 2010. The Company invited Mr. Paliwal to observe certain Board meetings prior to his election in March 2011 and agreed to pay fees in connection therewith.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2011 membership and meeting information for each of the Board Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Mr. Michael E. Daniels	X			03/10/2010
Mr. Timothy M. Donahue			X	03/13/2008
Mr. Brian Duperreault		X		03/25/2004
Mr. Bruce S. Gordon (L)(C)		X		01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol		X		08/06/2002
Dr. Brendan R. O'Neill (C)	X			03/06/2003
Mr. Dinesh Paliwal	X			03/09/2011
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg[(1)]			X	03/06/2003
Mr. R. David Yost			X	03/12/2009
Number of Meetings During Fiscal Year 2011[(1)]	9	6	11	

(1) Includes joint committee meetings held during the fiscal year

(L) = Lead Director
(C) = Committee Chair

During fiscal 2011, the full Board met 15 times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2011. The Board's governance principles provide that Board members are expected to attend each Annual General Meeting. At the 2011 Annual General Meeting, all of the current Board members were in attendance except Mr. Daniels, who attended by phone.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held nine meetings during fiscal 2011. During 2011, the members of the Audit Committee were Messrs. Daniels and Paliwal and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Dr. O'Neill is the chair of the Audit Committee. The Board has determined that each of Drs. Stavropoulos and O'Neill are audit committee financial experts.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system and enterprise risk assessment activities. The Nominating and Governance Committee operates under a charter approved by the Board. The charter

is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held 6 meetings during fiscal 2011, including one joint meeting with the Compensation and Human Resources committee. The members of the Nominating and Governance Committee in fiscal 2011 were Messrs. Krol, Gordon and Duperreault, each of whom is independent under NYSE listing standards. In addition to being lead Director, Mr. Gordon also chairs this committee.

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held 11 meetings during fiscal 2011, including one joint meeting with the Nominating and Governance Committee. During 2011, the members of the Compensation Committee were Ms. Wijnberg and Messrs. Donahue, Gupta and Yost. Mr. Gupta is the chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2011 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors and Board Diversity

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. The Tyco Board does not have a specific policy regarding diversity. Instead, the Nominating and Governance Committee considers the Board's overall composition when considering a potential new candidate, including whether the Board has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of the Company's current and expected future needs. In addition, the Nominating and Governance Committee believes that it is desirable for new candidates to contribute to a variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects superior standards for themselves and others;

- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all non- employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In addition, the Committee ensures that each member of the Compensation and Human Resources Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's current registered address: Freier Platz 10, CH-8200 Schaffhausen, Switzerland. In any event, any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Articles of Association.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2013 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Corporate Secretary no later than September 21, 2012. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2012 Annual General Meeting.

The Nominating and Governance Committee currently employs an unrelated search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. All twelve of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Madeleine Barber—Ms. Barber, age 48, has been our Senior Vice President and Chief Tax Officer since October 2011. She is responsible for the company's global tax function, which includes tax planning, tax accounting & reporting and tax audits. Ms. Barber joined Tyco in December 2004 after having spent 16 years in public accounting. She began her career at Arthur Andersen, where she was promoted to partner in 2000. In May 2002, Ms. Barber joined KPMG LLP as a tax partner in the firm's international corporate tax practice. While at KPMG and Andersen, Ms. Barber worked primarily with U.S. and foreign based Fortune 500 clients on complex multinational tax issues such as international mergers and acquisitions, transfer pricing, cross-border financing structures and cross-border dispute resolution.

Carol Anthony ("John") Davidson—Mr. Davidson, age 56, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was employed by Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility. Mr. Davidson serves as a director of DaVita, Inc.

Patrick Decker—Mr. Decker, age 47, has been President of Flow Control since May 2007 and was previously Chief Financial Officer of Tyco Engineered Products and Services and Tyco Plastics and Adhesives. Prior to joining Tyco in 2003, Mr. Decker spent 13 years serving in a series of key financial roles at Bristol-Myers Squibb, both in the United States and internationally. Mr. Decker began his career as an auditor for PricewaterhouseCoopers.

Naren K. Gursahaney—Mr. Gursahaney, age 50, has been President of ADT Worldwide (now Tyco Security Solutions) since May 2007. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in January 2005 and President of the Tyco Engineered Products and Services segment in January 2006. Prior to joining Tyco, Mr. Gursahaney was the President and Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

Arun Nayar—Mr. Nayar, age 61, is our Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. He joined Tyco as the Senior Vice President and Treasurer in March 2008 and was also the Chief Financial Officer of ADT Worldwide through October 2010. In October 2010, Mr. Nayar assumed expanded responsibilities as head of Tyco's Financial Planning & Analysis and Investor Relations groups. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Operations, and before that as Vice President and Assistant Treasurer of Capital Markets. Mr. Nayar serves as a director on the board of Atkore International, Inc., an equity investment of the Company.

George R. Oliver—Mr. Oliver, age 51, has been President of Tyco Fire Protection since September 2010. Prior to that he was President of Tyco Safety Products from 2006 to 2010, was named President of the Tyco Electrical & Metal Products business in March 2007, and assumed the leadership of

International Fire (Fire Protection Services) in October 2009. Prior to joining Tyco in 2006, Mr. Oliver served in operational roles of increasing responsibility at several General Electric divisions. Mr. Oliver serves as a director on the board of Atkore International, Inc., an equity investment of the Company.

Judith A. Reinsdorf—Ms. Reinsdorf, age 48, has been our Executive Vice President and General Counsel since March 2007. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

Laurie A. Siegel—Ms. Siegel, age 55, has been our Senior Vice President, Human Resources and Internal Communications since January 2003. Ms. Siegel was employed by Honeywell International from 1994 to 2002, where she held various positions in Human Resources. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel serves as a director of CenturyLink, Inc. and chairs its compensation committee.

Frank S. Sklarsky—Mr. Sklarsky, age 54, has been our Executive Vice President and Chief Financial Officer since December 1, 2010. From November 2006, Mr. Sklarsky was the Executive Vice President and Chief Financial Officer of Eastman Kodak Company, a company that develops, manufactures and markets traditional and digital imaging products, services and solutions. From 2004 to 2006, Mr. Sklarsky served as Executive Vice President and Chief Financial Officer at ConAgra Foods, Inc., one of North America's leading packaged food companies. Earlier in his career, he spent 20 years with Chrysler in a series of senior financial leadership roles. Mr. Sklarsky has also served in other executive finance positions with Dell, Inc. and started his career with Ernst & Young. He is also a certified public accountant.

Shelley Stewart, Jr.—Mr. Stewart, age 58, has been our Senior Vice President of Operational Excellence and Chief Procurement Officer since January 2006 and prior to that served as Vice President of Supply Chain Management. Before joining Tyco in 2003 Mr. Stewart was Senior Vice President of Supply Chain Management at Invensys plc and Vice President of Supply Chain Management with the Raytheon Company. He also spent 18 years with United Technologies Corporation where he held numerous senior level supply chain and operational positions. Mr. Stewart serves as a director of Cleco Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2011 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned(1)	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	3,189,301(2)(3)(4)	*
Michael E. Daniels	Director	2,424	
Timothy M. Donahue	Director	9,389(2)	*
Brian Duperreault	Director	21,628(2)	*
Bruce S. Gordon	Lead Director	29,343(2)(3)	*
Rajiv L. Gupta	Director	20,417(2)	*
Naren K. Gursahaney	President, Tyco Security Solutions	520,868(3)	
John A. Krol	Director	32,315(2)(3)	*
George Oliver	President, Tyco Fire Protection	400,805(3)	
Brendan R. O'Neill	Director	28,843(2)(3)	*
Dinesh Paliwal	Director	0	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	286,253(3)	*
Frank S. Sklarsky	Executive Vice President and Chief Financial Officer	26,163(3)	*
William S. Stavropoulos	Director	12,809(2)	*
Sandra S. Wijnberg	Director	28,843(2)(3)	*
R. David Yost	Director	22,335	*
All current Directors and executive officers as a group (22 persons)		5,727,988	1.2%

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of December 31, 2011, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after December 31, 2011. There were 462,609,088 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 978,195; Mr. Donahue, 5,602; Mr. Duperreault, 17,370; Mr. Gordon, 20,082; Mr. Gupta, 14,365; Mr. Krol, 20,082; Dr. O'Neill, 20,082; Dr. Stavropoulos, 8,272; and Ms. Wijnberg, 20,082. Distribution of the DSUs will occur upon the earliest of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) a change in control of the Company and (iii) December 31, 2017. Upon the occurrence of such event, the Company will issue the number of Tyco common shares equal to the

aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before February 29, 2012 as follows: Mr. Breen, 1,872,932; Mr. Gordon, 4,974; Mr. Gursahaney, 444,911; Mr. Krol, 5,996; Mr. Oliver, 315,872; Dr. O'Neill, 4,974; Ms. Reinsdorf, 222,057; Mr. Sklarsky, 18,125; and Ms. Wijnberg, 4,974.

(4) Includes 16,565 shares held in the Edward D. Breen 2010-1 Trust.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on December 31, 2011
BlackRock Inc. 40 East 52nd Street New York, NY 10022	26,987,657(1)	5.8%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	29,539,000(2)	6.4%
Dodge & Cox 555 California Street, 40th floor San Francisco, CA 94104	24,690,882(3)	5.3%

(1) The amount shown for the number of common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 9, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(2) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 14, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(3) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

EXECUTIVE OFFICER COMPENSATION REPORT

Compensation Discussion and Analysis

The Compensation Discussion and Analysis section of this Proxy Statement discusses and analyzes the executive compensation program for the named executive officers of Tyco in fiscal 2011: Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Tyco Fire Protection; Naren K. Gursahaney, President, Tyco Security Solutions; and Judith A. Reinsdorf, Executive Vice President and General Counsel. In addition, information regarding Mr. Christopher J. Coughlin, the Company's Executive Vice President and Chief Financial Officer through December 1, 2010, is provided. Unless otherwise specified, the references to the "named executive officers" in this Compensation Discussion and Analysis are to our current officers. Many of the metrics used to judge performance under our executive compensation programs are non-GAAP financial measures and the discussion below includes references to such measures, which should not be considered as replacements for GAAP measures. Please see the tables included in Annex A to this proxy statement for a reconciliation of these measures to the most comparable GAAP measures.

Pay for Performance

The Company's compensation programs are designed to reward executives for achieving strong operational performance and delivering on the Company's strategic initiatives, each of which are important to the long-term success of the Company. For our CEO, well over 85% of targeted direct pay continues to be in the form of at-risk performance-based compensation—consisting of long-term equity awards and the annual performance bonus. At the March 2011 annual meeting, shareholders were asked to approve the Company's fiscal 2010 executive compensation programs. Of those who voted, over 72% voted to approve the proposal. In light of these results, and in consideration of shareholder input obtained from outreach efforts taken in connection with the 2011 meeting, the Compensation Committee carefully reviewed the Company's executive compensation practices. The Committee concluded that the Company's existing executive compensation programs continue to be the most appropriate for the Company and effective in rewarding executives commensurate with business results. The Committee believes that the best way to align the CEO's compensation with shareholder interests is to place the majority of his compensation at-risk—in the form of long-term performance based equity awards and annual incentive opportunity. The following table demonstrates the link between Company performance and CEO pay. It shows the CEO's at-risk compensation for the one and three year periods that ended on September 30, 2011. The one-year period is represented by the

fiscal 2011 annual performance bonus and the three-year period is represented by long term equity awards granted to the CEO for fiscal 2009:

CEO Pay vs. Company Performance



$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
FY09 Long-term Equity Award
FY11 Short-term Performance Bonus
$9,000,000
$2,031,250
Target
$15,611,943
$2,925,000
Realized
Short-term Bonus
Long-term Awards
EPS
Free Cash Flow
Total Revenue $
3 Year Relative TSR
Target
Actual

Annual Incentive Compensation

At the beginning of fiscal 2011, the Compensation Committee and the Board of Directors approved the performance metrics for the annual performance bonus. These goals were based on the expectation that the global economy would modestly grow over the course of fiscal 2011, and envisaged a return to organic revenue growth across all of our businesses and operating margin improvements predicated on volume growth and aggressive cost management. For our CEO, the target performance goals were (i) growth in earnings per share before special items ("EPS") of over 10% compared to fiscal 2010, (ii) revenue growth of over 3% on an organic basis and (iii) an aggressive cash conversion plan. Despite the muted pace of the economic recovery, Tyco met or exceeded these goals with strong financial results in fiscal 2011, and our CEO received a performance bonus of 144% of target based on these results:

- Net revenue for fiscal 2011 increased by 2.0% to $17.4 billion compared to fiscal 2010 revenue of $17.0 billion. Excluding the Electrical and Metal Products business ("EMP"), revenue increased by 9% over 2010, with 4% organic revenue growth. As part of our portfolio refinement efforts, we sold a majority interest in the Electrical and Metal Products business in the first fiscal quarter of 2011.
- Income from continuing operations for fiscal 2011 was $1.6 billion, or $3.27 per share on a diluted basis, compared to $1.1 billion and $2.31 per share for fiscal 2010. Before special items, income from continuing operations attributable to Tyco shareholders was $3.24 per share, an

increase of over 20% from the $2.68 achieved in fiscal 2010. Due in part to productivity initiatives taken by the Company in past years, the operating margin before special items improved 160 basis points year-over-year, excluding the benefit from the contribution of the EMP business in the first quarter.

- The Company continued to generate solid free cash flow. Free cash flow was $1.1 billion in fiscal 2011, compared to $1.4 billion in 2010, and included $252 million of cash payments related to special items. Free cash flow was reduced in 2011 due in part to an increased use of cash to fund working capital resulting from increased business activity, although working capital days were in line with fiscal 2010. The Company used its excess cash to make growth oriented investments and acquisitions. The Company also returned approximately $1.8 billion to shareholders through share repurchases and dividends, and completed the year with $1.4 billion in cash and cash equivalents.
- In September 2011, we announced our intention to separate into three independent publicly-traded companies. Over the last four years, we have worked to strengthen the Company's competitive position in its core security, fire protection and flow control businesses by driving organic growth, investing in research and development and technology, increasing efficiency and productivity and making strategic acquisitions. As a result, each business is now in a position to operate independently with a strong financial position, exceptional brands, highly skilled employees and talented, experienced leadership.

Long Term Equity Compensation

The Compensation Committee believes that the best way to align the chief executive officer's compensation with shareholder interests is to place a substantial portion of his compensation at-risk in the form of long-term performance based equity awards. Since the spin-offs of the Company's healthcare and electronics business units in July 2007 (the "2007 Separation"), at least 70% of his targeted direct pay each year has been in the form of long-term equity awards. The value of these awards is directly linked to sustained shareholder returns, and over the past one, three and five year periods ending September 30, 2011, Tyco's total shareholder return has outperformed the S&P 500 Industrials Index:

Tyco TSR vs. S&P 500 Industrials Index



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
TSR (%)
8.06%
-5.28%
21.03%
-2.82%
3.33%
-6.78%
1 Year
3 Year
5 Year
Tyco
S&P Industrials

The Compensation Committee has designed the CEO's long-term equity awards to align with shareholder returns. The Committee believes that a three-year period is an appropriate time frame to effectively measure sustained performance, and has used this time-frame in performance share units granted to the CEO since the 2007 Separation. Each year, performance share units constitute 50% of the CEO's long-term equity award. The remaining 50% of the long-term equity award is in the form of

stock options. The table below demonstrates the link between Company performance and the realizable value of the CEO's long-term equity for post-2007 Separation performance periods:

Target vs. Realizable LTI over Completed Performance Periods


$16.0M
$14.0M
$12.0M
$10.0M
$8.0M
$6.0M
$4.0M
$2.0M
$0.0M
LTI Value
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
3 Yr TSR
21.03%
-7.13%
FY08 - FY10
FY09 - FY11
Target
Realized
3 Yr TSR

(1) Three year total shareholder return (TSR) is calculated for the periods beginning as of the first day of fiscal years 2008 and 2009 and ending on the last day of the fiscal years 2010 and 2011.

(2) Target amounts represent the grant-date fair value of the stock options, PSUs and RSUs granted for fiscal 2008 and stock options and PSUs granted for fiscal 2009.

(3) Realized amounts represent the realizable value of equity awards granted in respect of fiscal years 2008 and 2009 as of the end of the applicable three-year period. For stock options, these values are the in-the-money value as of the last day of fiscal year 2010 and 2011, as applicable. For PSUs, these values are the market value, as of the last day of the fiscal year, of shares delivered based on actual performance results in respect of the applicable three-year plan. For RSUs, these values represent the value of vested and unvested awards granted in 2008 as of the end of fiscal year 2010.

In fiscal 2011, the performance period for PSUs granted at the beginning of fiscal 2009 expired. Over this period, the Company's total shareholder return, as calculated under the performance share plan, was 13.16%*, which was better than 60% of the companies in the S&P 500 Industrials Index and resulted in a pay-out at the end of fiscal 2011 of 144% of the target shares granted to Mr. Breen in fiscal 2009. The in-the-money value of stock options granted to Mr. Breen at the beginning of fiscal 2009 has grown in-line with the appreciation in share price. One-half of this option grant remained unvested as of September 30, 2011.

The results under the performance share plan at the end of fiscal 2011 contrast sharply with those for fiscal 2010. In fiscal 2010, the first performance period for PSUs granted immediately after the 2007 Separation expired. These PSUs were granted in July 2007 and represented the annual equity award for fiscal 2008. Last year, the Company's relative TSR for the three-year period ending in June 2010 was below the minimum performance threshold under the plan. As a result, performance share units granted in July 2007 expired with no realized value. Additionally, stock options granted to Mr. Breen in July 2007 were out of the money. Only restricted stock units that were granted in July 2007 have provided value to this point in time.

* TSR under the performance share plan differs from amounts shown above due to the averaging mechanism in the plan, which calculates TSR based on the average share price over the 20-day period preceding commencement and end of the performance period.

Compensation Governance

The Company's executive compensation programs are based on the philosophy that they must: (i) reinforce the Company's business objectives and the creation of long-term shareholder value; (ii) provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk; (iii) align the interests of executives and shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs; (iv) attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives, and cash and equity based pay; and (v) recognize and support outstanding individual performance and behaviors that demonstrate our core values—Integrity, Excellence, Teamwork and Accountability. The Company recognizes that in order to execute on this philosophy, a strong governance framework is required. Accordingly, the Company's compensation programs are characterized by the following compensation governance features:

- Variable compensation is heavily weighted on long-term incentives to align compensation with sustained shareholder returns. In fiscal 2011, one hundred percent of long-term incentive awards for our CEO were performance-based—consisting of stock options and performance share units.
- Incentive awards are contingent on achieving targets that are established and approved by the Compensation Committee at the beginning of the applicable performance period. All awards are assigned thresholds that define a minimum level of achievement before they pay out, and all award payments are capped at 200% of target.
- The Compensation Committee is comprised solely of independent directors. The Committee's independent consultant, Exequity, provides no other services to the Company and has no prior relationship with any of the named executive officers.
- The peer group of companies used to benchmark executive compensation levels is carefully reviewed at least annually by the Compensation Committee with input from its independent consultant. Changes to the peer group require Compensation Committee approval.
- The Compensation Committee annually completes a risk assessment of the Company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are within the risk management parameters it deems prudent.
- A "double-trigger" is required before severance benefits are paid or equity acceleration occurs in connection with a change in control event (other than for the Chief Executive Officer). Named executive officers are not entitled to excise tax gross-ups (other than the Chief Executive Officer). For our Chief Executive Officer, the terms of the employment agreement that he entered in 2002 govern in these scenarios.
- The Company eliminated tax gross-ups on supplemental benefits for all named executive officers effective January 1, 2010. Effective December 2010, supplemental life, disability and long-term care benefits have been discontinued for new executives. Effective January 2012, the Company's cash-allowance perquisite has been discontinued. In December 2011, executives formerly eligible for this program received a one-time grant of restricted stock units in connection with the discontinuance.
- Other than the Chief Executive Officer, the Company does not provide any pension plans for its named executive officers.
- The Company maintains a robust share ownership and retention policy for both directors and officers. Named executive officers are required to achieve and maintain minimum stock ownership levels (two to ten times base salary). Directors are required to achieve and maintain minimum stock ownership levels of five times the annual cash retainer.

- The Company maintains an expansive pay recoupment policy to claw back compensation earned as a result of fraudulent or illegal conduct. We expect to modify the policy upon implementation of the Dodd-Frank Act to comply with applicable regulations.
- Under the Company's insider trading policy, employees, including named executive officers, are prohibited from speculating in Company securities or engaging in transactions designed to hedge their ownership interests.

The features described above are important components of the Company's executive compensation governance framework. The sections that follow provide more detailed information regarding the governance framework, as well as more information regarding the pay elements used in the compensation of our named executive officers.

Process Overview: How the Compensation Committee Designs and Establishes Executive Compensation

The Compensation Committee evaluates many factors when designing and establishing executive compensation plans and targets. In determining the appropriate compensation of individual named executive officers, the Compensation Committee considers critical data including the relative complexity and importance of the executive's role within the organization, the executive's experience, record of performance and potential, the compensation levels paid to similarly positioned executives at our peer group companies, and internal pay equity considerations.

Each year, the Compensation Committee reviews the composition of the Company's peer group with the assistance of its independent compensation consultant to ensure that it aligns with the Company's size and lines of businesses. Any change to the peer group is subject to the Compensation Committee's approval. The peer group is drawn from companies in the S&P 500 Index, and the Compensation Committee analyzes up to 17 factors in determining inclusion, including rank within the S&P 500 Index, overlapping business lines, number of employees, and various performance and financial measures. The Compensation Committee did not make any changes to the peer group in fiscal 2011 after updating the peer group in fiscal 2010. The peer group consists of 17 industrial and service companies that reflect the competitive landscape in which Tyco operates. It also takes into account the diverse nature of the Company's operations, which are a blend of world-class manufacturing capabilities and premier service delivery.

- 3M Co.
- Danaher Corp.
- Deere & Co.
- DirecTV Group, Inc.
- Eaton Corp.
- Emerson Electric Co.
- General Dynamics Corp.
- Honeywell International, Inc.
- Illinois Tool Works, Inc.
- Ingersoll-Rand PLC
- ITT Corp.
- Johnson Controls Inc.
- Raytheon Co.
- Sprint Nextel Corp.
- Time Warner Cable Inc.
- United Technologies Corp.
- Waste Management, Inc.

In addition to the peer group, the Committee considers general industry data (excluding financial service companies) that is regressed to approximate the size and complexity of Tyco as a secondary source. The Company's talent strategy calls for both the development of internal leadership and the recruitment of highly experienced leaders from outside the Company. Tyco does not position executive pay to reflect a single percentile within the peer group, but broadly targets the 50th percentile for base salaries and performance-based pay at or slightly above the 50th percentile. Although these benchmarks represent useful guidelines, the Compensation Committee exercises discretion in setting individual executive compensation packages so that they appropriately reflect the value and expected contributions of each executive to the Company, as well as the executive's leadership, commitment to our values, and potential for advancement.

The Company believes that one of the most important features of a compensation program that pays for performance is an appropriate weighting of pay elements that align management's interest with those of shareholders. As a result, the Compensation Committee places the greatest proportion of executive pay in long-term equity compensation for named executive officers, with the aim of tying the executive's realized pay to sustained shareholder returns. It also places a significant portion of cash compensation in the form of performance bonuses. In fiscal 2011, approximately 72% of targeted direct pay for our Chief Executive Officer, and approximately 65% for the rest of our named executive officers, was in the form of long term equity awards. Additionally, over 48% of targeted cash compensation for our Chief Executive Officer and the rest of our named executive officers was in the form of an annual performance bonus.

The chart below summarizes with respect to our named executive officers the distribution of total compensation by pay element for fiscal 2011. The information summarized shows all elements of compensation, including elements that do not comprise targeted direct pay, and consists of each named executive officer's base salary and target bonus opportunity during the fiscal year; the grant date fair value of stock options and performance share units; the value of Mr. Breen's change in pension benefits from September 2009 to September 2010, the value of Mr. Sklarsky's sign-on bonus and equity grant, and the value of all other compensation provided to the executive at the end of the preceding fiscal year. The value of the change in Mr. Breen's pension benefit is included for completeness. It does not represent a targeted element of direct pay because the actuarial value of the benefit is based on market factors beyond the control of Mr. Breen or the Compensation Committee. In the case of all other compensation and pension benefit changes, the previous year's value is used because the final value is not determined until after the end of the fiscal year during which the compensation is paid.

Pay Mix for Named Executive Officers



FY11 Base Salary, 9%
FY10 Change in Pension Value, 21%
FY10 All Other Comp, 7%
FY11 Target Bonus, 11%
FY11 Share-based Compensation, 52%
FY11 Base Salary, 12%
FY11 Target Bonus & Sign-on Bonus, 20%
FY11 Share-based Compensation, 68%
FY11 Base Salary, 17%
FY10 All Other Comp, 6%
FY11 Target Bonus, 17%
FY11 Share-based Compensation, 60%
FY11 Base Salary, 17%
FY10 All Other Comp, 6%
FY11 Target Bonus, 17%
FY11 Share-based Compensation, 60%
FY11 Base Salary, 18%
FY10 All Other Comp, 6%
FY11 Target Bonus, 15%
FY11 Share-based Compensation, 61%
Breen
Sklarsky
Oliver
Gursahaney
Reinsdorf

Elements of Compensation

When determining executive compensation, the Compensation Committee focuses on four primary categories of compensation, which are described in more detail below. Each year, the Compensation Committee completes a comprehensive review of these elements utilizing tally sheets prepared by company management for each named executive officer. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives, and benefit and perquisite payments, and help the Compensation Committee to better understand the effect

that changing any discrete pay element will have on the total compensation provided to each executive. This data also clearly illustrates the effect that changing the core compensation elements will have on our competitive positioning. Tally sheets also reveal how well each pay element is aligned with our compensation philosophy and objectives, and show the value of all compensation elements under multiple termination scenarios.

Base Salary

Base salary recognizes the value of an individual to Tyco based on his/her role, skill, performance, contribution, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries are reviewed annually by both the Compensation Committee and the Board. During fiscal 2011, the Committee approved 2% salary increases for Ms. Reinsdorf and Mr. Oliver and a 9% increase for Mr. Gursahaney. These were the first salary increases for the named executive officers since January 2008. Mr. Breen's salary has remained unchanged since 2006.

Annual Incentive Compensation

Annual incentive compensation for our named executive officers is paid in the form of an annual performance bonus under the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). Annual incentive compensation rewards the named executive officers for their execution of the operating plan and other strategic initiatives, as well as for financial performance that benefits the Company's business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning executive rewards with the Company's financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

In the first quarter of fiscal 2011, the Compensation Committee established performance measures and targets for the Company (and for each group, division and business segment), and they set a minimum performance threshold of $450 million in adjusted net income (adjusted for (i) business acquisitions and disposals, (ii) debt refinancing, (iii) legacy legal and tax matters, (iv) goodwill and intangible asset impairments, (v) tax law changes, (vi) discontinued operations and (vii) changes in accounting) that had to be met for named executive officers to receive any bonuses for the year. The impact of these adjustments was not significant to the determination of whether the minimum threshold was met. These metrics were also approved by the independent members of the Board. The Compensation Committee also approved individual maximum bonus amounts for each Senior Officer of 0.5% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million and 0.25% of adjusted net income for Messrs. Sklarsky, Gursahaney and Oliver, and Ms. Reinsdorf, subject to a cap of $2.5 million. After setting these minimum performance thresholds and maximum payouts, the Compensation Committee further refined target and maximum payout values as a percentage of base salary. Target incentive opportunities ranged from 80% to 125% of base salary for fiscal 2011 for the named executive officers. Potential payouts ranged from 0% to 200% of the target incentive opportunity.

The performance measures approved for the corporate and group levels of the organization were also established in the first quarter of fiscal 2011 and were used by the Compensation Committee and the Board to determine final bonuses for named executive officers. As noted above, these performance measures were based on the expectation that the global economy would modestly grow over the course of fiscal 2011, with all of our businesses returning to organic revenue growth and operating margins improving based on volume growth and aggressive cost management. For fiscal 2011, the Compensation Committee increased the weighting of the revenue component for each executive in order to emphasize the importance of organic growth at each unit. These performance measures and related results are described in the table below.

Fiscal 2011 Annual Incentive Compensation Design Summary

Performance Measure	Weights	Performance Target	Actual Performance
Messrs. Breen and Sklarsky and Ms. Reinsdorf			
• **Earnings per Share** from continuing operations before special items ("EPS")	40%	$3.00 per share	$3.24 per share
• **Free Cash Flow** ("Adjusted FCF") before special items	40%	$ 1.41 billion	$ 1.35 billion
• **Total Revenue** (in constant currency and excluding EMP revenue)	20%	$ 16.16 billion	$ 16.66 billion
Mr. Gursahaney			
• **Operating Income** of Tyco Security Solutions before special items	35%	$ 1.38 billion	$ 1.43 billion
• **Adjusted FCF** of Tyco Security Solutions	25%	$ 1.46 billion	$ 1.38 billion
• **Revenue** of Tyco Security Solutions (in constant currency)	20%	$ 8.29 billion	$ 8.52 billion
• **Corporate**	20%	See above	See above
Mr. Oliver			
• **Operating Income** of Fire Protection before special items	35%	$ 553.8 million	$ 624.8 million
• **Revenue** of Fire Protection (in constant currency)	20%	$ 4.47 billion	$ 4.62 billion
• **Adjusted FCF** for Fire Protection Services	15%	$ 336.8 million	$ 346.6 million
• **Working Capital Days** Fire Protection Products	10%	81 days	84.5 days
• **Corporate**	20%	See above	See above

Description of Performance Measures: For compensation purposes, EPS from continuing operations, Adjusted FCF, and operating income are adjusted to exclude the effects of events that the Compensation Committee deems do not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, although the Compensation Committee may at its discretion make adjustments during the fiscal year. Special items include gains, losses or cash outlays that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. For fiscal 2011, the approved categories of adjustments included adjustments related to (i) business acquisitions and divestitures; (ii) debt refinancing; (iii) legacy legal and tax matters; (iv) goodwill and intangible asset impairments; (v) tax law changes; (vi) certain unbudgeted capital expenditures; (vii) unbudgeted restructuring charges; and (viii) realignments of segment and corporate costs. At the beginning of the fiscal year, the Compensation Committee also decided that it would be appropriate to continue to limit the effects of the volatility inherent in the EMP business segment (a majority of which was sold in the first fiscal quarter) on the performance measures applicable to the corporate level. Adjusted FCF is calculated by first adjusting cash flow from operations by removing the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities, and voluntary pension contributions and then deducting net capital expenditures (including accounts purchased from the ADT dealer network), and then adding back the special items that increased or decreased cash flows. Working capital days are generally calculated by dividing annualized average working capital by revenue of the applicable unit. Revenue is calculated in constant currency, which negates the impact of fluctuations in foreign currency over the course of the year, with adjustments made to targets to reflect the acquisition or divestitures of businesses over the course of the fiscal year.

The table below shows the maximum and target annual incentive compensation opportunities for fiscal 2011, and the actual payments earned by each of our named executive officers. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table.

Fiscal 2011 Performance Bonus Summary

Named executive officer	Maximum[(1)]	Target	Actual
Edward Breen	$4,062,500	$2,031,250	$2,925,000
Frank Sklarsky	$1,400,000	$ 700,000	$1,008,000
George Oliver	$1,220,000	$ 610,000	$1,013,000
Naren Gursahaney	$1,220,000	$ 610,000	$ 787,000
Judith Reinsdorf	$ 856,000	$ 428,000	$ 616,500

(1) In December 2010, the Compensation Committee established and the Board approved potential maximum annual incentive compensation payouts of 0.50% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other named executive officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target incentive opportunity.

The Compensation Committee and the Independent members of the Board approved award payouts for each of our named executive officers in November 2011 based on the achievement of the minimum adjusted net income performance threshold of $450 million, and the achievement of the quantitative performance measures shown in the "Fiscal 2011 Annual Incentive Compensation Design Summary" table above.

Long-Term Incentive Awards

As discussed above, a key element in the compensation of our named executive officers is long-term equity incentive awards ("LTI compensation"), which tie a significant portion of compensation to Company performance. The Compensation Committee believes that LTI compensation serves the Company's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the named executive officers with the interests of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It provides long-term accountability for named executive officers, and it offers the incentive of performance-based opportunities for capital accumulation in lieu of a pension plan for most of the Company's executive management. For a description of the material terms of stock options and performance share units granted for fiscal 2011 under the 2004 SIP, see the narrative following the "Grants of Plan-Based Awards" table.

Fiscal 2011 Annual Equity Award

In fiscal 2011, our CEO received the same 50-50 mix of performance share units and stock options that he has received since fiscal 2009. For our other named executive officers, the annual grant consisted of a mix of stock options (40%), performance share units (40%) and restricted stock units (20%). After careful consideration of industry trends and the performance of previously granted awards, the Compensation Committee added restricted stock units to help balance the volatility inherent in stock options and performance share units with the retentive value of restricted stock units for key executives. With respect to the 2011 performance share units, the Compensation Committee introduced an additional performance measure to the program design. In addition to the existing total shareholder return component, the 2011 plan includes a cumulative earnings per share measure. The total shareholder return ("TSR") metric is a relative measure that rewards the executive only if Tyco's TSR is within the top 65% of the companies that comprise the S&P 500 Industrials Index, with the target value being based on a TSR equal to at least the top 50% and a payout of two times target if the TSR is better than the top 75%. The cumulative earnings per share metric is measured over the same three-year period to which the total shareholder return measure applies. The Compensation Committee believes that this combination of relative and absolute measures best focuses management on the measures that drive shareholder value.

Fiscal 2012 Annual Equity Award

For fiscal 2012, the Compensation Committee retained the same mix of performance share units and stock options for the Chief Executive Officer, and performance share units, stock options and restricted stock units for our other named executive officers. With respect to the 2012 performance share units, the Compensation Committee replaced the cumulative earnings per share metric with a return on invested capital ("ROIC") measure, so that the performance shares units are 50% weighted on TSR and 50% weighted on ROIC. The ROIC metric is designed to reward executives for efficiently allocating capital and generating profitable growth. The TSR measure for the fiscal 2012 award is consistent with the TSR measure for the fiscal 2011 award. Additionally, due to the pending Separation, the performance period for the fiscal 2012 award has been shortened to one year to coincide with the expected closing date of the Separation. We anticipate that the performance period for the fiscal 2011 awards will also be shortened (to two years) to coincide with the expected closing date. The vesting period for these awards will remain three years.

In addition, in fiscal 2012, the Compensation Committee decided to end the cash perquisite allowance program for all officers of the Company that received the benefit, including the named executive officers. This program, which was instituted in 2003 to eliminate costly and administratively burdensome perquisites such as company cars, club dues, and tax preparation services, provided for a cash payment equal to 10% of the officers base salary (up to a maximum of $70,000) that the officer could use without limitation. The Compensation Committee determined that, in light of current market practices at the Company's peers and in the broader market, the program's benefits—in attracting and retaining talented executives—were outweighed by its costs. In connection with the discontinuance of this plan, existing officers who were receiving the benefit at the time of termination received a one-time grant of restricted stock units. The fair value of the grant was equal to two times the annual value of the cash allowance for such officer, and the restricted stock units have a pro-rata vesting schedule of two years.

Executive Benefit Plans and Other Elements of Compensation

All of our named executive officers are eligible to participate in the benefit plans that are available to substantially all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plans ("RSIPs") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco do not include active defined benefit plans for our named executive officers or for other U.S. executives, except that Mr. Breen is entitled to pension benefits under his employment agreement.

Our named executive officers are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, which is a deferred compensation plan that permits the elective deferral of base salary and performance-based bonus for executives earning more than $110,000 per year. The SSRP provides our executives with the opportunity to:

- contribute retirement savings in addition to amounts permitted under the RSIPs;
- defer compensation on a tax-deferred basis and receive tax-deferred market-based growth; and
- receive any Company contributions that were reduced under the RSIPs due to IRS compensation limits.

In recent years, the Committee has reviewed the other elements of compensation that were historically part of the named executive officers' total compensation and has taken steps to phase-out programs that it believes are not in line with best practices. The limited perquisites and other benefits that Tyco has provided to its named executive officers and certain other senior executives consist of the following:

Supplemental insurance benefits (executive life, disability and long-term care). These programs provide life insurance, long-term disability insurance and long-term care insurance to certain executives.

Our executive life insurance program typically provides a death benefit equal to approximately two times base salary, and allows the named executive officer to elect to pay additional premiums into the plan. Our executive disability insurance program ensures salary continuation above the $15,000 monthly benefit limit provided by our broad based disability plan. The executive long-term care insurance program covers certain executives and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage.

On January 1, 2010, Tyco ceased the practice of paying tax gross-ups for its senior executives on life insurance and long-term disability insurance programs, as the Compensation Committee determined that this benefit was not in line with best practices. Senior executives can elect to continue to receive supplemental insurance benefits at their expense when they leave the Company. In limited instances, Tyco is responsible for paying the Company's cost of the supplemental insurances for Mr. Breen if he is terminated, as set forth in his employment agreement. In December 2010, the Company ceased making premium payments for the supplemental life, disability and long-term care benefits described above for newly hired or promoted executives.

Cash perquisite allowance plan. The cash perquisite plan provided named executive officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000, in lieu of more traditional perquisite benefits. As noted above, the Committee discontinued this plan as of January 2012. In connection with the discontinuance of this plan, existing officers who were receiving the benefit at the time of termination, the Company made a one-time grant of restricted stock units with a fair value equal to two times the annual value of the cash allowance.

Executive physicals. During fiscal 2011, the Compensation Committee instituted coverage for an annual executive physical. Tyco strongly believes in investing in the health and well being of our executives as an important component in providing continued effective leadership for the Company.

Use of corporate aircraft. Mr. Breen and the other senior executives may use corporate aircraft or chartered aircraft for business travel. Mr. Breen is the only executive pre-approved to use Company aircraft for non-business purposes, although other named executive officers may do so, by exception, if expressly approved by Mr. Breen. There are no gross-ups paid with respect to Mr. Breen's personal use of aircraft.

Change in Control and Severance Benefits

We believe that our employment and severance arrangements are essential in attracting and retaining the executive talent necessary to manage our diverse businesses, and are competitive with those provided to executive officers at other large companies publicly traded in the U.S. Mr. Breen's employment agreement provides for benefits if he is terminated in connection with a change in control or under other specified circumstances, and the information in the tables below reflects the terms of the agreement. As discussed below, the definition of a "Good Reason" termination under Mr. Breen's employment agreement includes a change in duties that results in a significant diminution in his position, authority, duties or responsibilities. Upon completion of the Separation, if Mr. Breen were to continue as the Company's chief executive officer, we believe that these provisions would apply. As a result, upon his resignation in connection with the Separation, Mr. Breen is expected to receive severance benefits consistent with a Good Reason termination, except that Mr. Breen has waived the acceleration of a portion of his fiscal 2012 annual equity grant, and these awards are expected to be forfeited.

For our other named executive officers, who do not have employment agreements, the Tyco International Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") generally govern the benefits that accrue upon termination. As described below, a "double trigger" is required under the CIC Severance Plan before most benefits become available to the executives covered by that plan.

The table below summarizes the key terms and provisions of the severance plans that are currently in effect. Refer to the "Potential Payments Upon Termination and Change in Control" table for the estimated dollar value of the benefits available under the severance plans in effect as of our fiscal year-end.

Severance Arrangements Not in Connection with a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	Severance Plan. For equity awards, both the Severance Plan and individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause, other than for death or disability. • Termination by Mr. Breen for Good Reason.	Involuntary termination other than Cause, permanent disability or death.
Severance cash benefit:	Two times base salary and two times higher of target annual bonus or most recent annual bonus payment. The multiplier on the cash benefit is reduced from two times to 1.5 times at age 62 and further reduced to 1.0 times at age 63 or older.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for an additional 12 month period.

Description	Chief Executive Officer	Named Executive Officers
Pension benefits consisting of accrued amounts in supplemental retirement plans:	Voluntary termination by Mr. Breen without Good Reason or termination by the Company with Cause prior to age 60—vested pension benefits are subject to a reduction; otherwise, no reduction.	N/A.
Prorated bonus in year of termination:	Yes, subject to applicable performance conditions.	At the Company's discretion and subject to applicable performance conditions and other incentive plan terms.
Equity treatment[(1)]:	All awards vest in full upon an involuntary termination without Cause or a termination for Good Reason: • Options remain exercisable for the remainder of their term. • Performance share units vest, but remain subject to performance criteria.	Upon an involuntary termination without Cause: *Awards granted prior to Oct. 12, 2011:* • All unvested RSUs and stock options are forfeited, except that the executive receives one additional year of option vesting. • Performance share units are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares which vest remain subject to performance criteria. *Awards granted on and after Oct. 12, 2011:* • All unvested RSUs and stock options are forfeited unless the executive is retirement eligible, in which case awards vest pro rata based on the number of full months of service completed from the grant date through the termination date. • Executive receives one additional year of option vesting. • Performance share units remain subject to performance criteria. For all awards, the executive has 12 months (or in the case of retirement eligible employees,

Description	Chief Executive Officer	Named Executive Officers
		36 months) to exercise vested stock options, subject to original term.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

(1) In connection with the proposed Separation, the Compensation Committee approved certain changes to equity awards for employees (other than the CEO) who are terminated in connection therewith. Unvested equity awards granted prior to October 12, 2011 (the date of the annual grant for fiscal year 2012), including awards held by the named executive officers, have been modified to provide that, for each employee whose employment is terminated by the Company in connection with the Separation prior to its one year anniversary, (1) any unvested stock option, restricted share unit or performance share unit will fully vest upon termination of employment (subject, in the case of performance share units, to the completion of the applicable performance period) and (2) the exercise period for any stock option that was granted in the period from January 1, 2008 to October 11, 2011 will be extended to comprise the one-year period following the date of such termination for such employee.

Awards granted on October 12, 2011 in connection with the annual grant, including awards granted to the Company's named executive officers (including the CEO), provide that, for each employee whose employment is terminated by the Company in connection with the Separation in the period from the grant date through the date that is one year following the completion of the Separation, any unvested stock options, restricted stock units and performance share units will accelerate and vest pro rata based on the number of full months of service completed from the grant date through the employment termination date. Certain officers, including the Company's named executive officers, will continue to be eligible for one additional year's worth of stock option vesting if they are terminated by the Company not for "cause" after the one-year anniversary of the grant date. The one-year holding requirement will not apply to any such officer that is terminated in connection with the Separation. Any stock options subject to such accelerated vesting provisions will have a one-year exercise period following the date of such termination for such employee.

Mr. Breen's employment agreement generally defines "Cause" as:

- Indictment for a felony other than one stemming from liability that is based on acts of the Company for which Mr. Breen is responsible solely as a result of his office(s) with the Company. This exception applies provided that (i) he was not directly involved in such acts and either had no prior knowledge of such intended actions or, upon obtaining such knowledge, promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability; or (ii) after consulting with the Company's counsel, he reasonably believed that no law was being violated by such acts; or

- Termination evidenced by a resolution adopted in good faith by at least two-thirds of the members of the Board. Such resolution must conclude that Mr. Breen intentionally and continually failed substantially to perform his reasonably assigned duties with the Company (other than a failure resulting from his incapacity due to physical or mental illness or from the assignment to Mr. Breen of duties that would constitute "Good Reason"), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to Mr. Breen specifying the manner in which Mr. Breen has failed substantially to perform; or intentionally engaged in conduct which is demonstrably and materially injurious to the Company; provided, however, Mr. Breen has been given a detailed notice of the termination under this paragraph and he has been given the opportunity to be heard in person by the Board.

Mr. Breen's employment agreement generally defines "Good Reason" as any of the following events:

- Assignment to Mr. Breen of any duties inconsistent in any material respect with his position (including titles and reporting relationships), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company, which results in a significant diminution in such position, authority, duties or responsibilities;

- Any failure by the Company to comply with any of the material provisions regarding Mr. Breen's base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to Mr. Breen under the agreement;

- Mr. Breen being required to relocate to a new principal place of employment more than 60 miles from his established principal place of employment with the Company;

- The delivery by the Company of a notice of non-renewal of his employment at the end of his current employment period;

- The failure by the Company to elect or to re-elect Mr. Breen as a Director and as Chairman of the Board, or the removal of Mr. Breen from either such position; or

- Any termination by Mr. Breen during the 30-day period immediately following the first anniversary of the date of any change in control.

For the other named executive officers, the Severance Plan generally defines "Cause" as an executive's (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company; (ii) violation of any fiduciary duty owed to the Company; (iii) conviction of a felony or misdemeanor; (iv) dishonesty; (v) theft; (vi) violation of Company rules or policy; or (vii) other egregious conduct, that has or could have a serious and detrimental impact on the Company and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

Severance Arrangements in Connection with a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	CIC Severance Plan. For equity awards, individual award agreements.
Additional events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause. • Termination by Mr. Breen for Good Reason. • Termination by Mr. Breen during the 30-day period following the first anniversary of a change in control.	• Involuntary termination other than for Cause, permanent disability or death within the period beginning 60 days prior to and ending 24 months following a change in control. • Good Reason Resignation within the same time period.
Severance cash benefit:	Three times base salary and three times higher of target annual bonus or most recent annual bonus payment. The multiplier is reduced to 2.0 times at age 62, 1.5 times at age 63 and 1.0 times at age 64 or older.	Two times base salary and two times annual target bonus for Messrs. Gursahaney and Oliver; and 2.99 times base salary and 2.99 times annual target bonus for the other named executive officers.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for a 12-month (in the case of Messrs. Gursahaney and Oliver) or 24-month (in the case of Mr. Sklarsky and Ms. Reinsdorf) period.
Pension benefits:	Fully vested. Immediately payable upon a change in control. No reduction for early commencement.	N/A.

Description	Chief Executive Officer	Named Executive Officers
Bonus in year of change in control:	Yes.	Yes.
Equity treatment:	• All options and RSUs vest in full. • All performance-based shares vest at target. • Options remain exercisable for the remainder of their term.	Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control (and, with respect to awards granted in fiscal 2009 and thereafter, upon a termination event): • All options and RSUs vest in full. • All performance-based units vest at target. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive's termination date.
Excise tax gross-up payment:	Yes.	No.
IRC Section 280G Cap on Benefits:	No.	Yes, if the cap results in greater after tax payments to executive, otherwise benefits are not capped.
Outplacement assistance:	No.	Up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Subject to confidentiality and non-disparagement covenants.

Under Mr. Breen's employment agreement, Mr. Breen's resignation for any reason is treated as a termination for "Good Reason" if such resignation occurs within the 30-day period commencing on the first anniversary of the change in control.

For the other named executive officers, the CIC Severance Plan provides these benefits only during the 60-day period prior to and the two-year period following a Change in Control. The CIC Severance Plan generally defines "Cause" as (i) a material violation of any fiduciary duty owed to the Company; (ii) conviction of, or entry of a plea of nolo contendere with respect to, a felony or misdemeanor; (iii) dishonesty; (iv) theft; or (v) other egregious conduct, that is likely to have a materially detrimental impact on the Company and its employees. Whether an executive's termination is due to "Cause" under the CIC Severance Plan is determined by the administrator of the CIC Severance Plan.

The CIC Severance Plan generally defines "Good Reason Resignation" as any retirement or termination of employment by an executive that is not initiated by the Company and that is caused by any one or more of the following events, provided the event occurs in the period beginning 60 days before the change in control date and ending two years after that date:

- Without the executive's written consent, the Company assigns the executive any duties inconsistent in any material respect with his or her authority, duties or responsibilities, or any other action by the Company which results in a significant diminution in such authority, duties or responsibilities;
- Without the executive's written consent, the Company makes a material change in the geographic location at which the executive performs services to a location that is more than 60 miles from his or her existing principal place of employment;
- Without the executive's written consent, the Company materially reduces the executive's base compensation and benefits, taken as a whole; or
- The Company fails to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 150 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by the Company will not constitute a "Good Reason Resignation." Whether an executive's termination is as a result of a "Good Reason Resignation" is determined by the administrator of the CIC Severance Plan.

Role of Independent Compensation Consultant and Company Management

In carrying out its role in establishing executive compensation plans, the Compensation Committee receives advice from an independent compensation consultant, and considers pay strategies and recommendations prepared by the Company's management. Under its charter, the Compensation Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, Chief Executive Officer or other senior executive compensation. Since fiscal 2007, the Committee has retained Exequity LLP ("Exequity") as its independent compensation consultant to provide services exclusively to the Compensation Committee. Among the responsibilities of Exequity are the following:

- conducting an ongoing review and critique of Tyco's director compensation programs;
- providing an ongoing review and critique of Tyco's executive compensation philosophy, the strategies associated with it, and the composition of the peer group of companies;
- preparing periodic analyses of data, including data on competitive executive compensation;
- presenting updates on market trends;
- attending regular and special meetings of the Compensation Committee; and

- regularly conducting private meetings with the Compensation Committee and/or Board without management representatives.

In general, the independent compensation consultant develops pay strategies and recommendations relating to the Chief Executive Officer, which the consultant provides to the Compensation Committee. The Compensation Committee and the consultant then review and discuss all matters involving the Chief Executive Officer's compensation. After this review, the Compensation Committee prepares its own recommendation for the Board to review and discuss. The independent members of our Board have the sole authority to approve compensation decisions made with respect to the Chief Executive Officer, and the Board has established the scorecard against which the performance of the Chief Executive Officer is measured. The basis of the scorecard is the financial plan, as approved by the Board. However, the Compensation Committee reviews and approves the performance goals and objectives relevant to the Chief Executive Officer's compensation, evaluates his performance in light of those goals and objectives, and, based upon this evaluation, recommends his compensation for approval by the independent members of the Board.

With respect to the Company's other Senior Officers ("Senior Officers" are defined as the Company's "Section 16" officers who are required to report trading in Tyco securities under the Securities and Exchange Act) and employees, it is the Chief Executive Officer and the Senior Vice President, Human Resources and Internal Communications, who develop the pay strategies and recommendations, which the Compensation Committee then reviews. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's seniority. For Senior Officers, decisions must be approved by the independent members of the Board, subject to the Compensation Committee's authority regarding performance measures. For employees below the level of Senior Officer, the Board has granted the Chief Executive Officer and his designees the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of the compensation of these employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools, and compensation packages for highly compensated employees who are not Senior Officers.

Risk Assessment of Compensation Programs

The Compensation Committee has assessed the company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are demonstrably within the risk management parameters it deems prudent. It has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Tyco's management assessed the company's executive and broad-based compensation and benefits programs on a global basis to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of overall program policies and practices; design of long-term incentive compensation plans; design of incentive compensation programs, including local bonus plans and sales incentive plans; and sufficiency of control features. The review focused on plans that had the potential to provide material payouts. In most cases, the significant incentive compensation policies and practices are centrally designed and administered, and are substantially similar to those overseen by the Compensation Committee. Field sales personnel are paid primarily on a sales commission basis, but all of our senior executives are paid under the programs and plans for non-sales employees. Certain internal groups have different or supplemental compensation programs tailored to their specific operations and goals, and programs may differ by country due to variations in local laws and customs. In addition, Tyco's compensation structure has embedded risk mitigation features. For example, the emphasis on long-term equity awards as a significant component of compensation mitigates the risk that managers may unduly focus on short-term results. In addition, policies such as stock ownership, share retention and pay recoupment

serve as significant risk mitigators. Finally, the Compensation Committee's authority to approve performance metrics, targets, minimum thresholds and maximum award caps provide discipline and help eliminate the incentive for excessive risk-taking behavior.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended material risk to the company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage inappropriate risk-taking; are compatible with effective internal controls and the risk management policies; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for all Senior Officers. The Board believes that executives who own and hold a significant amount of Company stock are aligned with long-term shareholder interests. The guidelines apply to all of our named executive officers and certain additional senior executives. The Compensation Committee reviews compliance with our stock ownership guidelines annually.

The current stock ownership requirement for our named executive officers is five times base salary for Messrs. Gursahaney and Oliver, six times for Mr. Sklarsky and Ms. Reinsdorf and ten times for Mr. Breen. Tyco shares that count towards meeting the stock ownership requirement include restricted stock, RSUs, DSUs, performance share units, shares acquired through our 401(k) plan or the Employee Stock Purchase Program, and shares otherwise beneficially owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Compensation Committee reviews executive stock ownership regularly to ensure that our senior executives are making progress towards meeting their goals or maintaining their requisite ownership.

Tyco's stock retention guidelines require that our named executive officers and other senior executives retain 75% of net (after-tax) shares acquired from the exercise of stock options or the vesting of restricted shares until they attain their target stock ownership goal. Once that goal is attained, they cannot sell shares if it would result in the executive owning fewer shares than the target multiple applicable to him or her. When a named executive officer reaches the age of 62, the target multiple is reduced by 50%. Except for Mr. Sklarsky, who was hired in December 2010, all of the named executive officers met or exceeded the applicable stock ownership multiple guideline in fiscal 2011.

Pay Recoupment Policy

Tyco's pay recoupment policy currently provides that, in addition to any other remedies available to it and subject to applicable law, if the Board or any Compensation Committee of the Board determines that any annual or other incentive payment, equity award or other compensation received by a Senior Officer resulted from any financial result or operating metric that was impacted by the Senior Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Senior Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy. The Board expects to update the pay recoupment policy when the regulations mandated by the Dodd-Frank Act are implemented by the Securities and Exchange Commission. At a minimum, the policy will comply with the Dodd-Frank Act and related regulations, but will likely retain features of the existing policy that are more expansive than the requirements of the Act.

Insider Trading Policy

The Company maintains an insider trading policy, applicable to all employees and directors. The policy provides that the Company's personnel may not buy, sell or engage in other transactions in the Company's stock while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in transactions in puts, calls, cashless collars, options or similar rights and obligations involving the Company's securities, other than the exercise of any Company-issued stock option. The policy also restricts trading for a limited group of Company employees (including named executive officers and directors) to defined window periods that follow our quarterly earnings releases.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1.0 million on the amount of compensation that can be deducted by Tyco with respect to our named executive officers (other than Mr. Sklarsky, our Chief Financial Officer), unless the compensation over $1.0 million qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our named executive officers to qualify as performance-based so that compensation payments are deductible under U.S. federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Potentially non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, base salary over $1.0 million, discretionary bonus payments and grants of time-based RSUs. In addition, stock options granted to Mr. Breen when he was hired in July 2002 may not qualify as performance-based compensation under Section 162(m).

Compensation and Human Resources Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Timothy M. Donahue
Sandra S. Wijnberg
R. David Yost

Executive Compensation Tables

The following table sets forth information regarding the compensation of our named executive officers, who are Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Tyco Fire Protection; Naren K. Gursahaney, President, Tyco Security Solutions, and Judith A. Reinsdorf, Executive Vice President and General Counsel. In addition, information regarding Christopher J. Coughlin, the Company's former Executive Vice President and Chief Financial Officer through December 1, 2010, is provided. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock/Unit Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2011	$1,625,000	$ —	$4,913,163	$4,797,849	$2,925,000	$3,880,000	$2,238,610	$20,379,622
Chairman and Chief	2010	$1,625,000	$ —	$4,419,090	$4,515,932	$4,062,500	$3,842,000	$1,404,351	$19,868,873
Executive Officer	2009	$1,625,000	$ —	$4,317,984	$4,313,724	$1,869,000	$4,542,000	$1,127,677	$17,795,385
Frank S. Sklarsky	2011	$ 583,333	$500,000	$3,163,322	$ 874,517	$1,008,000	$ —	$ 140,502	$ 6,269,674
Executive Vice President and Chief Financial Officer									
George R. Oliver	2011	$ 607,493	$ —	$1,296,760	$ 807,609	$1,013,000	$ —	$ 204,153	$ 3,929,015
President, Tyco	2010	$ 599,989	$ —	$1,104,233	$ 956,008	$1,200,000	$ —	$ 175,564	$ 4,035,794
Fire Protection	2009	$ 589,990	$282,000	$1,007,808	$1,006,613	$ 168,000	$ —	$ 231,832	$ 3,286,243
Naren K. Gursahaney	2011	$ 597,500	$ —	$1,296,760	$ 807,609	$ 787,000	$ —	$ 200,421	$ 3,689,290
President, Tyco	2010	$ 560,000	$ —	$1,104,233	$ 956,008	$1,080,800	$ —	$ 176,674	$ 3,877,715
Security Solutions	2009	$ 560,000	$146,000	$1,007,808	$1,006,613	$ 392,000	$ —	$ 189,109	$ 3,301,530
Judith A. Reinsdorf	2011	$ 532,500	$ —	$1,102,852	$ 686,570	$ 616,500	$ —	$ 186,980	$ 3,125,402
Executive Vice	2010	$ 525,000	$ —	$ 921,578	$ 796,339	$ 840,000	$ —	$ 185,452	$ 3,268,369
President and General Counsel									
Former Officer									
Christopher J. Coughlin	2011	$ 800,000	$ —	$ —	$ —	$ 720,000	$ —	$ 260,804	$ 1,780,804
Executive Vice	2010	$ 800,000	$ —	$3,416,580	$4,497,948	$1,600,000	$ —	$ 307,226	$10,621,754
President and	2009	$ 800,000	$ —	$1,439,328	$1,437,908	$ 736,000	$ —	$ 309,188	$ 4,722,424
Chief Financial Officer									

(1) **Bonus**: Amounts shown in column (d) reflect a sign-on bonus paid to Mr. Sklarsky when he joined the Company in December 2010. In addition, special awards were paid to Messrs. Oliver and Gursahaney in fiscal 2009 in recognition of their contributions toward achievement of cash conversion and free cash flow generation goals in fiscal 2009.

(2) **Stock/Unit Awards and Option Awards**: The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2011, 2010 and 2009, which consisted of stock options, restricted stock units (RSUs) and performance share units. These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of

shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual for fiscal 2010: Mr. Breen—$9,826,325; Mr. Sklarsky—$1,792,294; Mr. Coughlin—$0; Mr. Oliver—$1,795,514; Mr. Gursahaney—$1,795,514; Ms. Reinsdorf—$1,527,026.

Amounts in column (f) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(3) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for the applicable fiscal year. Annual incentive compensation is discussed in further detail above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings**: The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2011, 2010 and 2009, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the pension plans is set forth in further detail below following the "Pension Benefits" table.

(5) **All Other Compensation**: The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits. The components of All Other Compensation for each named executive officer are shown in the following table.

Named Executive	Fiscal Year	Cash Perquisite[(a)]	Supplemental Executive Insurance Benefits[(b)] Variable Universal Life	Supplemental Disability	Long-Term Care	Personal Use of Company Aircraft[(c)]	Tax Gross-Ups[(d)]	Retirement Plan Contributions[(e)]	Miscellaneous[(f)]	Total All Other Compensation
Current Officers										
Edward D. Breen	2011	$70,000	$50,405	$34,683	$15,429	$254,775	$1,512,738	$290,563	$10,017	$2,238,610
	2010	$70,000	$50,405	$34,683	$15,429	$213,151	$ 841,566	$174,117	$ 5,000	$1,404,351
	2009	$70,000	$50,405	$37,689	$15,428	$238,795	$ 478,964	$236,396	—	$1,127,677
Franks S. Sklarsky	2011	$52,500	—	—	—	—	—	$ 23,333	$64,669	$ 140,502
George R. Oliver	2011	$60,750	$14,839	$14,837	$20,347	—	—	$ 83,380	$10,000	$ 204,153
	2010	$60,000	$14,839	$14,837	$20,347	—	$ 19,392	$ 36,149	$10,000	$ 175,564
	2009	$60,000	$14,839	$14,837	$20,346	—	$ 21,011	$ 84,049	$16,750	$ 231,832
Naren K. Gursahaney	2011	$59,750	$10,109	$15,008	$19,275	—	—	$ 86,665	$ 9,614	$ 200,421
	2010	$56,000	$10,109	$15,008	$19,275	—	$ 23,607	$ 43,475	$ 9,200	$ 176,674
	2009	$56,000	$10,109	$15,008	$19,274	—	$ 23,782	$ 57,567	$ 7,369	$ 189,109
Judith A. Reinsdorf	2011	$53,250	$ 9,681	$12,762	$29,783	—	—	$ 71,604	$ 9,900	$ 186,980
	2010	$52,500	$ 9,681	$12,762	$29,783	—	$ 26,593	$ 44,133	$10,000	$ 185,452
Former Officer										
Christopher J. Coughlin	2011	$70,000	$28,262	$17,990	$21,211	—	—	$123,333	$ 8	$ 260,804
	2010	$70,000	$28,262	$17,990	$21,211	$ 39,302	$ 43,471	$ 76,800	$10,190	$ 307,226
	2009	$70,000	$28,262	$17,990	$21,210	—	$ 39,959	$116,667	$15,100	$ 309,188

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of 10% of the executive's base salary and $70,000. Payments are made quarterly and are adjusted to reflect changes in salary. This benefit has been discontinued as of January 1, 2012.

(b) Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for the executive's spouse as well. These benefits are provided to certain Senior Officers of the Company upon the approval of the Compensation Committee.

(c) For security purposes, the Chief Executive Officer is authorized to use Company-owned or -leased aircraft for personal travel. Other named executive officers are permitted to use Company-owned or -leased aircraft if expressly approved by the Board or Mr. Breen. For purposes of the Summary Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs, including incremental costs associated with executives that are not in control of the aircraft. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or -leased aircraft, and the cost of maintenance not related to trips.

(d) The amounts shown in this column as tax gross-up payments for Messrs. Coughlin, Oliver, and Gursahaney, and Ms. Reinsdorf, represent tax gross-up payments made with respect to taxable insurance benefits in fiscal 2009 and 2010. Amounts for Mr. Breen include tax gross-up payments made with respect to taxable insurance benefits and the reimbursement of state taxes owed by him to New York for Tyco work performed in that State. Generally, with respect to compensation awarded to Mr. Breen prior to 2009, the Company pays the additional taxes (including a gross-up) that Mr. Breen owes as a result of working in New York rather than in his principal work location. The amount related to state taxes for Mr. Breen for fiscal 2011 is an estimate, pending receipt of the relevant personal state tax return information for calendar year 2011. This estimate is based primarily on compensation deemed by New York State to be earned by Mr. Breen in fiscal 2011 in respect of equity granted prior to 2009. Mr. Breen has waived the New York tax gross-up with respect to compensation awarded after January 1, 2009.

(e) Retirement plan contributions include matching contributions made by the Company on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

(f) Miscellaneous compensation in fiscal 2011 includes matching charitable contributions made by the Company on behalf of Messrs. Breen, Oliver, Gursahaney and Ms. Reinsdorf and, for Mr. Sklarsky, the value of relocation benefits. Miscellaneous compensation also includes de minimis payments made for fractional shares. Miscellaneous compensation in fiscal 2010 includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver, and Ms. Reinsdorf and car service for Mr. Coughlin. Miscellaneous compensation in fiscal 2009 includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver and de minimis payments for fractional shares made to Mr. Gursahaney.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity based awards for each of the Company's named executive officers that were granted during fiscal 2011 under the 2004 SIP.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)						
Name (a)	Grant Date (b)	Board or Committee Approval Date (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (Mid-Point) (#) (h)	Maximum (#) (i)	All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards(3) ($) (m)
Current Officers												
Edward D. Breen	12/8/2010	12/8/2010	$1,015,625	$2,031,250	$4,062,500							
	10/12/2010	10/12/2010								471,700	$37.29	$4,797,849
	10/12/2010	10/12/2010				57,285	127,300	254,600				$4,913,163
Frank S. Sklarsky	12/8/2010	12/8/2010	$ 350,000	$ 700,000	$1,400,000							
	12/9/2010	10/1/2010								72,500	$40.85	$ 874,517
	12/9/2010	10/1/2010							9,700			$ 396,245
	12/9/2010	10/1/2010							36,700			$1,499,195
	12/9/2010	10/1/2010							9,100			$ 371,735
	12/9/2010	10/1/2010				8,775	19,500	39,000				$ 896,147
George R. Oliver	12/8/2010	12/8/2010	$ 305,000	$ 610,000	$1,220,000							
	10/12/2010	10/12/2010								79,400	$37.29	$ 807,609
	10/12/2010	10/12/2010							10,700			$ 399,003
	10/12/2010	10/12/2010				9,630	21,400	42,800				$ 897,757
Naren K. Gursahaney	12/8/2010	12/8/2010	$ 305,000	$ 610,000	$1,220,000							
	10/12/2010	10/12/2010								79,400	$37.29	$ 807,609
	10/12/2010	10/12/2010							10,700			$ 399,003
	10/12/2010	10/12/2010				9,630	21,400	42,800				$ 897,757
Judith A. Reinsdorf	12/8/2010	12/8/2010	$ 214,000	$ 428,000	$ 856,000							
	10/12/2010	10/12/2010								67,500	$37.29	$ 686,570
	10/12/2010	10/12/2010							9,100			$ 339,339
	10/12/2010	10/12/2010				8,190	18,200	36,400				$ 763,513
Former Officer												
Christopher J. Coughlin	12/8/2010	12/8/2010	$ 250,000	$ 500,000	$1,000,000							

(1) Amounts reported in columns (d) through (f) represent potential annual performance bonuses that the named executive officers could have earned under the Company's annual incentive plan for fiscal 2011. The Board approved a maximum bonus payout of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(2) Amounts in (g) through (i) represent potential share payouts with respect to performance share awards that were made in connection with the fiscal year 2011 long-term compensation grant. Performance share units were granted to certain executive officers in October 2010 (December 2010 in the case of Mr. Sklarsky) and vest at the end of the three-year performance period on September 27, 2013. The number of shares that will be paid out will depend on the Company's (i) three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index and (ii) achievement of cumulative earnings per share before special items over the performance period. Equity was granted to Mr. Sklarsky when he joined the Company in December 2010. A portion of the award granted on December 8, 2010, consisting of (i) restricted stock units with a grant date fair value of $1.5 million that vest in equal annual installments over a three year period and (ii) restricted stock units with a grant date fair value of $371,735 that vest on the third anniversary of the grant date, were intended to compensate Mr. Sklarsky for equity and other benefits forfeited with his previous employer.

(3) Amounts in column (m) show the grant date fair value of the option awards and performance share awards granted to named executive officers. Amounts for performance share awards represent the estimate of the aggregate compensation cost to be recognized over the three year performance period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The actual number of shares that are paid out will depend on the Company's achievement of the performance metrics at the end of the performance period.

The Company made its annual grant of equity for fiscal 2011 in October 2010. The award for the Chief Executive Officer consisted of stock options and performance share units. Other named executive officers also received a mix of stock options, performance share units and restricted stock units.

When the Company grants stock options, the exercise price equals the fair market value of our common stock on the date of grant. Stock options generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date. Each option holder has 10 years to exercise his or her stock option from the date of grant, unless forfeited earlier.

Performance share units generally vest at the end of the performance period. The number of shares that are actually earned depends on whether, and at what level, the performance criteria have been met. Performance share units granted in fiscal 2011 accrue dividends prior to vesting, which are earned and paid out only to the extent that performance targets are achieved. Performance share units do not have any voting rights. For performance share units granted in connection with the fiscal 2011 equity award, the relevant metrics are (i) Tyco's three-year total shareholder return ("TSR") between September 25, 2010 and September 27, 2013 (50% weighting) and (ii) Tyco's cumulative earnings per share before special items ("cumulative EPS") over the same period (50% weighting). Tyco' TSR is to be compared with the total shareholder return of all the companies in the S&P 500 Industrials Index for the same period. The TSR return measure is based on the average of the closing stock price for the 60 trading days preceding, and the last 60 trading days of, the performance period, plus a total return factor to reflect the reinvestment of dividends during the three-year period. If Tyco's total shareholder return is not equal to or better than the total shareholder return for 35% of the companies constituting the S&P 500 Industrials Index, no shares will be delivered with respect to the TSR performance metric. The cumulative EPS metric also contains a minimum performance threshold. The maximum number of shares each named executive officer can receive with respect to the fiscal 2011 performance share plan is two times the target number of shares granted. In addition, if the Company's TSR is negative at the end of the performance period, the maximum payout for the TSR metric is capped at 125% of the target number of shares, with a similar cap for the cumulative EPS performance threshold.

Forfeiture provisions related to involuntary terminations are described above under the heading "Change in Control and Severance Benefits." Special termination provisions apply for employees who are terminated in connection with the Separation. For a description of these provisions, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2011.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of the named executive officers, all equity awards that were outstanding as of September 30, 2011. Dollar amounts are based on the NYSE closing price of $40.75 for the Company's common stock on September 30, 2011.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested[2] (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] (i)
Current Officers								
Edward D. Breen	49,749	—	$52.43	3/25/2014			479,484	$19,538,973
	49,749	—	$57.19	3/25/2014				
	49,749	—	$63.55	3/25/2014				
	49,749	—	$58.78	3/9/2015				
	49,749	—	$65.13	3/9/2015				
	49,749	—	$71.49	3/9/2015				
	124,374	—	$46.07	11/21/2015				
	399,714	—	$48.14	11/20/2016				
	292,000	—	$53.36	7/1/2017				
	277,050	277,050	$29.00	10/6/2018				
	112,425	337,275	$33.75	9/30/2019				
	—	471,700	$37.29	10/11/2020				
Frank S. Sklarsky	—	72,500	$40.85	12/8/2020	56,433	$2,299,645	19,828	$ 807,991
George R. Oliver	62,947	—	$43.72	7/9/2016	23,058	$ 939,614	100,622	$ 4,100,347
	71,000	—	$53.36	7/1/2017				
	17,500	17,500	$44.49	8/17/2018				
	64,650	64,650	$29.00	10/6/2018				
	23,800	71,400	$33.75	9/30/2019				
	—	79,400	$37.29	10/11/2020				
Naren K. Gursahaney	37,768	—	$44.16	3/25/2014	23,058	$ 939,614	100,622	$ 4,100,347
	31,473	—	$56.87	3/9/2015				
	25,178	—	$46.07	11/21/2015				
	9,442	—	$48.67	1/11/2016				
	88,125	—	$48.14	11/20/2016				
	71,000	—	$53.36	7/1/2017				
	17,500	17,500	$44.49	8/17/2018				
	64,650	64,650	$29.00	10/6/2018				
	23,800	71,400	$33.75	9/30/2019				
	—	79,400	$37.29	10/11/2020				
Judith A. Reinsdorf	44,657	—	$51.14	5/9/2017	9,310	$ 379,383	80,420	$ 3,277,115
	47,000	—	$53.36	7/1/2017				
	49,250	49,250	$29.00	10/6/2018				
	19,825	59,475	$33.75	9/30/2019				
	—	67,500	$37.29	10/11/2020				
Former Officer								
Christopher J. Coughlin	24,874	—	$56.60	3/6/2015	—	—	163,248	$ 6,652,356
	62,187	—	$56.87	3/9/2015				
	62,187	—	$46.07	11/21/2015				
	188,841	—	$48.14	11/20/2016				
	139,000	—	$53.36	7/1/2017				
	92,350	92,350	$29.00	10/6/2018				
	79,350	238,050	$33.75	9/30/2019				

(1) Vesting dates for each outstanding option award for the named executive officers are as follows:

Vesting Date	Exercise Price	Edward D. Breen	Frank S. Sklarsky	George R. Oliver	Naren K. Gursahaney	Judith A. Reinsdorf	Christopher J. Coughlin
		Number Of Shares Underlying Vesting Awards					
2011							
10/1/2011	33.75	112,425	—	23,800	23,800	19,825	79,350
10/7/2011	29.00	138,525	—	32,325	32,325	24,625	46,175
10/12/2011	37.29	117,925	—	19,850	19,850	16,875	—
12/9/2011	40.85	—	18,125	—	—	—	—
2012							
8/18/2012	44.49	—	—	17,500	17,500	—	—
10/1/2012	33.75	112,425	—	23,800	23,800	19,825	79,350
10/7/2012	29.00	138,525	—	32,325	32,325	24,625	46,175
10/12/2012	37.29	117,925	—	19,850	19,850	16,875	—
12/9/2012	40.85	—	18,125	—	—	—	—
2013							
10/1/2013	33.75	112,425	—	23,800	23,800	19,825	79,350
10/12/2013	37.29	117,925	—	19,850	19,850	16,875	—
12/9/2013	40.85	—	18,125	—	—	—	—
2014							
10/12/2014	37.29	117,925	—	19,850	19,850	16,875	—
12/9/2014	40.85	—	18,125	—	—	—	—

(2) The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 30, 2011, but which remained subject to additional vesting requirements (the officer's continued employment with the Company). Scheduled vesting of all RSUs for each of the named executive officer is as follows:

Vesting Date	Edward D. Breen	Frank S. Sklarsky	George R. Oliver	Naren K. Gursahaney	Judith A. Reinsdorf	Christopher J. Coughlin
	Number Of Shares Underlying Vesting Awards					
2011						
10/12/2011	—	—	2,737	2,737	2,328	—
12/9/2011	—	14,906	—	—	—	—
2012						
8/18/2012	—	—	12,112	12,112	—	—
10/12/2012	—	—	2,736	2,736	2,327	—
12/9/2012	—	14,905	—	—	—	—
2013						
10/12/2013	—	—	2,737	2,737	2,328	—
12/9/2013	—	24,157	—	—	—	—
2014						
10/12/2014	—	—	2,736	2,736	2,327	—
12/9/2014	—	2,465	—	—	—	—

(3) Amounts in columns (h) and (i) reflect the number and market value, as of September 30, 2011, of performance share units that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. If the minimum performance threshold is not met, there will be no payout. The number of shares that will actually be earned will depend on the Company's three-year shareholder return as compared to the total shareholder return of the S & P 500 Industrials Index and its cumulative EPS over the performance period.

Scheduled vesting of all performance share units (based on achievement of target values) for each of the named executive officers is as follows:

Vesting Date	Edward D. Breen	Frank S. Sklarsky	George R. Oliver	Naren K. Gursahaney	Judith A. Reinsdorf	Christopher J. Coughlin
	Number Of Shares Underlying Vesting Awards					
2011						
9/30/2011	223,344	—	52,128	52,128	39,600	74,448
2012						
9/30/2012	125,900	—	26,600	26,600	22,200	88,800
2013						
9/27/2013	130,240	19,828	21,894	21,894	18,620	—

Option Exercises and Stock Vested Table

The following table shows, for each of the named executive officers, the amounts realized from options that were exercised and RSUs that vested during fiscal 2011.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Current Officers				
Edward D. Breen[(1)]	1,675,943	$48,075,674	103,126	$4,388,305
Frank S. Sklarsky	—	$ —	—	$ —
George R. Oliver	—	$ —	8,066	$ 399,630
Naren K. Gursahaney	84,978	$ 1,825,861	18,408	$ 788,962
Judith A. Reinsdorf	—	$ —	5,377	$ 266,403
Former Officer				
Christopher J. Coughlin	—	—	37,299	$1,590,919

(1) Mr. Breen exercised stock options scheduled to expire in 2012 from September 2010 through August 2011 pursuant to a Rule 10b5-1 stock trading plan. Mr. Breen entered into the plan as part of his personal long-term financial, estate and tax planning strategy, and to provide for the orderly liquidation of his stock options prior to their expiration.

Pension Benefits Table

The following table presents, for each named executive officer, the present value of the benefit he or she would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 30, 2011. Mr. Breen is the only named executive officer of the Company with a pension benefit.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Edward D. Breen.	Employment Agreement	9.17	$23,660,000	$ —

(1) The terms of Mr. Breen's employment agreement provide that he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment. The supplemental benefit is in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings. This average is calculated as the highest average of the sum of his monthly base salary and actual bonus (the bonus being spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60-month period prior to his termination of employment. Final average earnings are reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates, by benefits from any other defined benefit pension plans maintained by any previous employers, and by benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Breen is vested in the benefit described above. Mr. Breen's benefit is payable as an actuarially equivalent lump sum at the later of (i) age 60 and (ii) the actual date of his termination of employment other than as a result of death or upon a change in control (subject to any applicable 6-month delay pursuant to Internal Revenue Code Section 409A).

(2) The amount in column (d) is calculated as the discounted present value of normal retirement benefits earned as of September 30, 2011, payable as a lump sum at "Normal Retirement Date" (without regard to projected service, projected salary increases, pre-retirement mortality or other decrements). The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 16 to the Company's audited consolidated financial statements for the fiscal year ended September 30, 2011, and include:

- A discount rate of 4.45%;
- Payment as a lump sum;
- A prime rate of 3.25% (used to accumulate the Company's defined contribution match balance);
- An assumed retirement age of 60.

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2010

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer at September 30, 2011.

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)(1)	Registrant Contributions in Last Fiscal Year ($) (c)(1)	Aggregate Earnings in Last Fiscal Year ($) (d)(2)	Aggregate Withdrawals/ Distributions ($) (e)(4)(3)	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers					
Edward D. Breen	$ 0	$278,896	$ 16,415	$0	$2,019,149
Frank S. Sklarsky	$ 0	$ 11,083	$ (857)	$0	$ 10,227
George R. Oliver	$ 0	$ 72,500	$ (1,000)	$0	$ 304,902
Naren K. Gursahaney	$617,099	$ 77,915	$(80,855)	$0	$3,110,049
Judith A. Reinsdorf	$ 68,300	$ 59,937	$(11,434)	$0	$ 831,792
Former Officer					
Christopher J. Coughlin	$ 0	$111,083	$ 15,288	$0	$ 574,767

(1) Amounts in columns (b) and (c) include employee and Company contributions, respectively, under the Company's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts shown in column (c) are included in the Summary Compensation Table under the column heading "All Other Compensation." Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2) Amounts in column (d) include earnings or (losses) on the named executive officer's notional account in the SSRP and in the Company's Supplemental Executive Retirement Plan (the "SERP"). The SERP was frozen with respect to additional contributions on December 31, 2004. Investment options under the SSRP include only funds that are available under the Company's tax-qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would have been payable to each of the named executive officers upon his or her termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 30, 2011. The amounts shown are based on Tyco's closing NYSE share price of $40.75 on such date.

For Mr. Breen, termination benefits are governed by his employment agreement. For each of the other named executive officers, the CIC Severance Plan governs termination benefits for change in control triggering events, and the Severance Plan governs termination benefits for all other triggering events. In all cases, a "Qualified Termination" means a termination following a change in control that would provide the executive with a "Good Reason" to terminate his employment, as defined under the CIC Severance Plan or under Mr. Breen's employment agreement. For the definition of "Good Reason" and "Cause" under the relevant documents, see the discussion under the heading "Change in Control and Severance Benefits." Under his employment agreement, Mr. Breen could terminate his employment for "Good Reason" by voluntarily resigning within the 30-day period following the first anniversary of a change in control, in which case he would be entitled to severance and the benefit and perquisite continuation described in column (c).

Mr. Breen's employment agreement with the Company was amended on December 19, 2008. Among other changes, the amended agreement reduced certain of the benefits, including cash payments, that he is entitled to upon a termination or change in control, as described above under the heading "Change in Control and Severance Benefits."

	Change in Control		Other Termination			
Name / Form of Compensation (a)	**Without Qualified Termination (b)**	**With Qualified Termination (c)**	**With Cause (d)**	**Without Cause (e)[1]**	**Resignation/ Retirement (f)[2]**	**Death or Disability (g)**
Edward D. Breen						
Severance[3]	—	$17,062,500	—	$11,375,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 330,381	—	$ 217,376	—	—
Accelerated Vesting of Equity Awards[5]	$14,418,536	$14,418,536	—	$14,418,536	—	$7,258,517
Retirement Plan Distributions[6]	$11,039,000	$11,039,000	—	$ 3,692,000	—	—
Supplemental Life Insurance[7]	—	—	—	—	—	$3,245,000
Frank S. Sklarsky						
Severance[3]	—	$ 4,186,000	—	$ 2,800,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 41,176	—	$ 29,859	—	—
Accelerated Vesting of Equity Awards[5]	—	$ 3,107,636	—	—	—	$2,513,542
George R. Oliver						
Severance[3]	—	$ 2,440,000	—	$ 2,440,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 25,510	—	$ 25,510	—	—
Accelerated Vesting of Equity Awards[5]	$ 493,564	$ 4,449,906	—	$ 615,100	—	$3,438,939
Supplemental Life Insurance[7]	—	—	—	—	—	$1,150,000
Naren K. Gursahaney						
Severance[3]	—	$ 2,440,000	—	$ 2,440,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 29,859	—	$ 29,859	—	—
Accelerated Vesting of Equity Awards[5]	$ 493,564	$ 4,449,906	—	$ 615,100	—	$3,438,939
Supplemental Life Insurance[7]	—	—	—	—	—	$ 840,000
Judith A. Reinsdorf						
Severance[3]	—	$ 2,879,370	—	$ 1,926,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 34,652	—	$ 25,510	—	—
Accelerated Vesting of Equity Awards[5]	—	$ 3,271,360	—	$ 486,506	—	$2,417,851
Supplemental Life Insurance[7]	—	—	—	—	—	$1,000,000
Former Officer						
Christopher J. Coughlin						
Severance[3]	—	$ 1,950,000	—	$ 0	—	—
Benefit & Perquisite Continuation[4]	—	$ 7,225	—	$ 7,225	—	—
Accelerated Vesting of Equity Awards[5]	—	$ 4,058,193	—	$ 1,098,006	—	$2,751,463
Supplemental Life Insurance[7]	—	—	—	—	—	$1,500,000

(1) For Mr. Breen, severance benefits are also paid upon termination for Good Reason. As discussed above, the definition of a "Good Reason" termination under Mr. Breen's employment agreement

includes a change in duties that results in a significant diminution in his position, authority, duties or responsibilities. Upon completion of the Separation, if Mr. Breen were to continue as the Company's chief executive officer, we believe that these provisions would apply. As a result, upon his resignation in connection with the Separation, Mr. Breen is expected to receive severance benefits consistent with a Good Reason termination, except that Mr. Breen has waived the acceleration of a portion of his fiscal 2012 annual equity grant, and these awards are expected to be forfeited.

(2) For Mr. Breen, who is retirement eligible based upon age and service, the value of certain equity awards that would immediately become deliverable upon retirement are not included because these awards are no longer subject to a significant vesting requirement.

(3) For Mr. Breen, severance paid for a qualified termination under a Change in Control was based on three times his base salary and three times his actual bonus for fiscal 2010. For termination due to other triggering events, severance was based on two times his base salary and two times his actual bonus for fiscal 2010. Under his employment agreement, the multiple will reduce when Mr. Breen reaches specified ages. In addition, in the event of a change in control, Mr. Breen's employment agreement provides for a full gross-up of any federal excise tax that might be due under Section 4999 of the Internal Revenue Code (although no gross-up would have been payable as of September 30, 2011). No other named executive is eligible for this benefit. For each of the other named executive officers, severance would be paid under either the CIC Severance Plan (if the triggering event were a change in control) or the Severance Plan (for other triggering events). Under the CIC Severance Plan, each of Mr. Sklarsky and Ms. Reinsdorf would be entitled to a severance payment of 2.99 times base salary and 2.99 times target bonus for the fiscal year in which termination occurs, and Messrs. Gursahaney and Oliver would be entitled to 2 times his base salary and target bonus, subject to possible reduction if the excise tax under Section 4999 would apply. Under the Severance Plan, each named executive officer (except Mr. Breen) would have been entitled to salary continuation and bonus payments for the 24 months following termination of employment. In addition to the amounts included in this table, each named executive officer (including Mr. Breen) would be entitled to the Annual Performance Bonus for the year in which his or her employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading "Non-Equity Incentive Compensation," and are discussed above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) Upon a triggering event, Mr. Breen's employment agreement provides for continued participation in health and welfare plans over the same time period for which severance is payable, subject to an 18-month limit on medical benefits. If continued participation is not practicable, and/or if Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made, with a tax gross-up on such amounts. For each of the other named executive officers, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan, which both provide for 12 months of continuing coverage, and if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months. Not included is the value of the executive disability insurance program that provides salary continuation of an additional $25,000 ($75,000 for Mr. Breen) above the $15,000 monthly benefit provided by our broad based disability plan.

(5) Amounts represent the intrinsic value of unvested Tyco equity awards and stock options that would vest upon a triggering event. Performance share units are assumed to vest at target for purposes of these calculations. For Mr. Breen, the amounts in columns (b), (c), (e) and (g) include a tax gross-up payment to the State of New York of $10,172. Mr. Breen agreed to waive the New York State tax gross-up payments for compensation that is awarded to him after January 1, 2009.

(6) Amounts in columns (b), (c) and (e) represent additional amounts (incremental to the amount disclosed in the Pension Benefits Table) that would be due upon a change in control or termination without cause triggering event. No incremental benefit would accrue under the circumstances described under columns (d), (f) or (g). Under Mr. Breen's employment agreement, if Mr. Breen voluntarily terminates employment without Good Reason, or his employment is terminated for Cause prior to age 60, benefits deemed earned under the Supplemental Executive Retirement Plan will be subject to a reduction of 0.25% for each month or partial month the termination date is prior to age 60. The amount shown in column (b) does not reflect any reduction in benefits related to an election to receive payments earlier than age 60.

(7) Amounts represent the Company-provided supplemental life insurance benefit for each of the named executive officers (other than Mr. Sklarsky) upon the death of the executive.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than 10% of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than 10% of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 30, 2011.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements and Swiss statutory financial statements for the fiscal year ended September 30, 2011, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP and the Swiss statutory financial statements comply with Swiss law and Tyco's Articles of Association. In addition, the Committee has discussed with the independent auditors the auditors' independence from Tyco and its management as required under Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has also received an unqualified opinion from Deloitte AG that the Swiss statutory financial statements for the period ended September 30, 2011 comply with Swiss law and the Company's Articles of Association. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the Securities and Exchange Commission and that such report, together with the

audited statutory financial statements of Tyco International Ltd. be included in Tyco's annual report to shareholders for the fiscal year ended September 30, 2011.

Submitted by the Audit Committee,

Brendan R. O'Neill, Chair
Michael E. Daniels
Dinesh Paliwal
William S. Stavropoulos

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Freier Platz 10, 8200 Schaffhausen, Switzerland. The telephone number there is +41 52 633 02 44.

Shareholder Proposals for the 2012 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of Tyco's Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 21, 2012. Such proposals should be sent to Tyco's Secretary at our registered address, Freier Platz 10, 8200 Schaffhausen, Switzerland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under Swiss law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Swiss law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Rule 14a-4 of the Exchange Act governs the use of discretionary proxy voting authority with respect to a stockholder proposal that is not addressed as an agenda item in the proxy statement. With respect to the 2012 Annual General Meeting of Stockholders, if Tyco is not provided notice of a stockholder proposal prior to December 5, 2012, Tyco management will be permitted to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd, Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

NON-GAAP MEASURES

Organic revenue, free cash flow (outflow) (FCF), and income from continuing operations before special items are non-GAAP measures and should not be considered replacements for GAAP results. Organic revenue is a useful measure used by the company to measure the underlying results and trends in the business. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect the underlying results and trends (for example, revenue reclassifications). Organic revenue and the rate of organic growth or decline as presented herein may not be comparable to similarly titled measures reported by other companies. Organic revenue is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying results of the company's businesses, such as acquisitions and divestitures. It may be used as a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue. This limitation is best addressed by using organic revenue in combination with the GAAP numbers.

FCF is a useful measure of the company's cash which is free from any significant existing obligation. The difference between Cash Flows from Operating Activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash flows that the company believes are useful to identify. FCF permits management and investors to gain insight into the number that management employs to measure cash that is free from any significant existing obligation. It, or a measure that is based on it, may be used as a component in the company's incentive compensation plans. The difference reflects the impact from:

- net capital expenditures,
- accounts purchased by ADT,
- cash paid for purchase accounting and holdback liabilities, voluntary pension contributions, and
- the sale of accounts receivable programs.

Capital expenditures and accounts purchased by ADT are subtracted because they represent long-term commitments. Cash paid for purchase accounting and holdback liabilities is subtracted because these cash outflows are not available for general corporate uses. Voluntary pension contributions and the impact from the sale of accounts receivable programs are added or subtracted because this activity is driven by economic financing decisions rather than operating activity.

The limitation associated with using FCF is that it adjusts for cash items that are ultimately within management's and the Board of Directors' discretion to direct and therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow numbers. FCF as presented herein may not be comparable to similarly titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures.

The company has presented its income from continuing operations and margin before special items. Special items include charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges and other income or charges that may mask the underlying operating results and/or business trends of the company or business segment, as applicable. The company utilizes these measures to assess overall operating performance and segment level core operating performance, as well as to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. One or more of these measures may be used as components in the company's incentive compensation plans. These measures are useful for investors because they may permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between income from continuing operations before special items and income from continuing operations (the most comparable GAAP measures) consists of the impact of the special items noted above on the applicable GAAP measure. The limitation of these measures is that they exclude the impact (which may be material) of items that increase or decrease the company's reported income from continuing operations. This limitation is best addressed by using the non-GAAP measures in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

TYCO INTERNATIONAL LTD.

ORGANIC GROWTH RECONCILIATION—REVENUE

(in millions)

(Unaudited)

	Net Revenue for the Twelve Months Ended September 24, 2010	Base Year Adjustments				Adjusted 2010 Base Revenue	Twelve Months Ended September 30, 2011									
		Acquisitions		(Divestitures)			Foreign Currency		Acquisitions		Other[2]		Organic Revenue[1]		Net Revenue for the Twelve Months Ended September 30, 2011[3]	
Tyco Security Solutions	$ 7,734	$355	4.6%	$ (148)	-1.9%	$ 7,941	$192	2.5%	$28	0.4%	$ 38	0.5%	$427	5.4%	$ 8,626	11.5%
Tyco Fire Protection	4,510	—	0.0%	(49)	-1.1%	4,461	126	2.8%	7	0.2%	(12)	-0.3%	161	3.6%	4,743	5.2%
Tyco Flow Control	3,373	—	0.0%	(15)	-0.4%	3,358	183	5.4%	22	0.7%	45	1.3%	31	0.9%	3,639	7.9%
Total before Electrical and Metal Products	**$15,617**	**$355**	2.3%	**$ (212)**	-1.4%	**$15,760**	**$501**	3.2%	**$57**	0.4%	**$ 71**	0.5%	**$619**	3.9%	**$17,008**	8.9%
Electrical and Metal Products	1,399	—	0.0%	(1,102)	-78.8%	297	2	0.1%	4	0.3%	—	0.0%	44	14.8%	347	-75.2%
Total Net Revenue	**$17,016**	**$355**	2.1%	**$(1,314)**	-7.7%	**$16,057**	**$503**	3.0%	**$61**	0.4%	**$ 71**	0.4%	**$663**	4.1%	**$17,355**	2.0%

(1) Organic revenue growth percentage based on adjusted 2010 base revenue.

(2) Amounts represent the impact of the 53rd week of revenue for each segment during fiscal 2011 and the deconsolidation of a joint venture in the Tyco Fire Protection Segment.

(3) For purposes of the Annual Incentive Plan, additional adjustments are made to derive revenue for Tyco and each business segment on a constant currency basis. These adjustments generally relate to the calculation of revenue to foreign exchange rates in effect at the beginning of the period. Other adjustments may be approved by the Compensation Committee based on factors it deems appropriate. For fiscal 2011, these adjustments were (i) a decrease in overall Tyco revenue of $348 million, all of which related to f/x rate calculations, (ii) a $108 million decrease for Tyco Security Solutions, which primarily related to f/x rates and a reallocation of revenue from certain Tyco Fire Protection businesses and (iii) a decrease of $126 million for Tyco Fire Protection, primarily related to f/x rates and a reallocation of revenue to Tyco Security Solutions for certain businesses.

TYCO INTERNATIONAL LTD.

For the Twelve Months Ended September 30, 2011

(in millions, except per share data)

(Unaudited)

	Tyco Security Solutions	Tyco Fire Protection	Tyco Flow Control	Corporate and Other	Electrical & Metal Products	Revenue
Revenue (GAAP)	$8,626	$4,743	$3,639	—	$347	**$17,355**

	Operating Income																	
	Tyco Security Solutions	Margin	Tyco Fire Protection	Margin	Tyco Flow Control	Margin	Corporate and Other	Margin	Electrical & Metal Products	Margin	Total Operating Income	Margin	Interest Expense, net	Other Expense	Income Taxes	Noncontrolling Interest	Income from Continuing Operations Attributable to Tyco Shareholders	Diluted EPS from Continuing Operations Attributable to Tyco Shareholders
As Reported (GAAP)	$1,361	15.8%	$ 534	11.3%	$ 413	11.3%	$(196)	N/M	$ 7	2.0%	**$ 2,119**	12.2%	$(210)	$(16)	$(326)	$(2)	**$1,565**	**$ 3.27**
Restructuring, net	25		36		12		12		1		**86**				(24)		**62**	**0.13**
Restructuring charges in cost of sales and SG&A			2		(1)						**1**				—		**1**	**—**
(Gains)/losses on divestitures, net			29		(6)		(253)				**(230)**				68		**(162)**	**(0.34)**
Acquisition costs	33		2		3		1				**39**				(13)		**26**	**0.06**
Note receivable write-off									5		**5**				—		**5**	**0.01**
Legacy legal items							20				**20**				1		**21**	**0.04**
Tax items											**—**				10		**10**	**0.02**
Separation costs							24				**24**				—		**24**	**0.05**
Total Before Special Items	$1,419	16.5%	$ 603	12.7%	$ 421	11.6%	$(392)	N/M	$ 13	3.7%	**$ 2,064**	11.9%	$(210)	$(16)	$(284)	$(2)	**$1,552**	**$ 3.24**

Diluted Shares Outstanding	**479**
Diluted Shares Outstanding—Before Special Items	**479**

TYCO INTERNATIONAL LTD.
For the Twelve Months Ended September 24, 2010
(in millions, except per share data)
(Unaudited)

	Tyco Security Solutions	Tyco Fire Protection	Tyco Flow Control	Safety Products	Corporate and Other	Electrical & Metal Products	Revenue
Previously Reported Revenue	$7,376	$3,355	$3,373	$ 1,513	—	$1,399	$17,016
Segment Realignment	358	1,155		(1,513)	—	—	—
Recasted (GAAP)	$7,734	$4,510	$3,373	—	—	$1,399	$17,016

	Operating Income: Tyco Security Solutions	Margin	Tyco Fire Protection	Margin	Tyco Flow Control	Margin	Safety Products	Margin	Corporate and Other	Margin	Electrical & Metal Products	Margin	Total Operating Income	Margin	Interest Expense, net	Other Income, net	Income Taxes	Noncontrolling Interest	Income from Continuing Operations Attributable to Tyco Shareholders	Diluted EPS from Continuing Operations Attributable to Tyco Shareholders
As Previously Reported (GAAP)	$ 1,056	14.3%	$ 272	8.1%	$ 410	12.2%	$ 221	14.6%	$ (461)	N/M	$ 100	7.1%	$ 1,598	9.4%	$ (253)	$ (75)	$ (138)	$ (7)	$ 1,125	$ 2.31
Segment Realignment	34		188				(221)		(1)		—		—		—	—	—	—	—	—
Recasted (GAAP)	$ 1,090	14.1%	$ 460	10.2%	$ 410	12.2%	—	—	$ (462)	N/M	$ 100	7.1%	$ 1,598	9.4%	$ (253)	$ (75)	$ (138)	$ (7)	$ 1,125	$ 2.31
Restructuring, net	62		40		25		—		1		6		134		—	—	(42)	—	92	0.19
Restructuring charges in cost of sales and SG&A	—		2		—		—		—		7		9		—	—	(3)	—	6	0.01
Other additional charges resulting from restructuring actions	—		—		1		—		—		—		1		—	—	—	—	1	—
ERISA insurance recovery	—		—		—		—		(1)		—		(1)		—	—	—	—	(1)	—
Acquisition costs	32		—		—		—		3		—		35		—	—	(11)	—	24	0.05
Asset impairments and (gains) / losses on divestitures, net	(44)		2		(1)		—		4		1		(38)		—	—	(4)	—	(42)	(0.09)
Separation Costs	—		—		—		—		10		—		10		—	—	(1)	—	9	0.02
Loss on extinguishment of Debt	—		—		—		—		—		—		—		—	87	(25)	—	62	0.13
Tax items	—		—		—		—		—		—		—		—	—	32	—	32	0.06
Total Before Special Items	$ 1,140	14.7%	$ 504	11.2%	$ 435	12.9%	—	—	$ (445)	N/M	$ 114	8.1%	$ 1,748	10.3%	$ (253)	$ 12	$ (192)	$ (7)	$ 1,308	$ 2.68

TYCO INTERNATIONAL LTD.
SUPPLEMENTAL FREE CASH FLOW INFORMATION
(in millions)

(In millions)	Fiscal 2011 YTD
Net cash provided by operating activities	$2,437
Sale of accounts receivable	1
Capital Expenditures, net (Including Proceeds from Stand Alone Assets Held for Sale)	(779)
Accounts purchased by ADT	(614)
Purchase accounting and holdback liabilities	(10)
Voluntary pension contributions	15
Free cash flow	$1,050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Commission File Number) 001-13836

TYCO INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Switzerland	**98-0390500**
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

Freier Platz 10, CH-8200 Schaffhausen, Switzerland
(Address of registrant's principal executive office)

41-52-633-02-44
(Registrant's telephone number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, Par Value CHF 6.70	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 25, 2011 was approximately $20,425,732,224

The number of common shares outstanding as of November 7, 2011 was 461,979,698

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2012 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See page 69 to 72 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") is a diversified, global company that provides products and services to customers in various countries throughout the world. Tyco is a leading provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products. We operate and report financial and operating information in the following three segments:

- *Tyco Security Solutions* designs, sells, installs, services and monitors electronic security systems for residential, educational, commercial, governmental and industrial customers. In addition, Tyco Security Solutions designs, manufactures and sells security products including intrusion, access control and video management systems.
- *Tyco Fire Protection* designs, manufactures, sells, installs and services fire detection and fire suppression systems and building and life safety products for commercial, industrial and governmental customers.
- *Tyco Flow Control* designs, manufactures, sells and services valves, pipes, fittings, automation and controls, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Net revenue by segment for 2011 is as follows ($ in billions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
Tyco Security Solutions	$ 8.6	49%	*ADT, Sensormatic, Software House, American Dynamics, DSC, Bentel*
Tyco Fire Protection	4.8	28%	*SimplexGrinnell, Wormald, Scott, Dong Bang, Ansul, Grinnell*
Tyco Flow Control	3.6	21%	*Keystone, Vanessa*
Electrical and Metal Products	0.4	2%	*Allied Tube & Conduit, AFC Cable Systems*
	$17.4	100%	

Unless otherwise indicated, references in this Annual Report to 2011, 2010 and 2009 are to Tyco's fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively. The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal 2011 is a 53-week year. Fiscal years 2010 and 2009 were both 52-week years.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Company organized under the laws of Switzerland. The Company was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd. Effective March 17, 2009, following shareholder and Board of Director approval on March 12, 2009, the Company ceased to exist as a Bermuda corporation and

continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile").

Effective June 29, 2007, Tyco International Ltd. completed the spin-offs of Covidien and TE Connectivity, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a distribution to Tyco shareholders.

On May 14, 2010, we acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security") in a cash-and-stock transaction valued at approximately $2.0 billion. Broadview Security has been integrated into our Tyco Security Solutions segment. See Note 5 to the Consolidated Financial Statements.

On December 22, 2010, we sold a majority interest in our Electrical and Metal Products business. See Note 3 to the Consolidated Financial Statements.

On September 19, 2011, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies consisting of the Company's North American residential security business, its flow control business and its commercial fire and security business (the "2012 Separation"). The 2012 Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interests in the flow control and North American residential security businesses.

Completion of the 2012 Separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission ("SEC"). The Separation will also be subject to the completion of any necessary financing. See Note 2 to the Consolidated Financial Statements.

Tyco's registered and principal office is located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

Segments

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the first quarter of fiscal 2011, we realigned our Safety Products segment between our ADT Worldwide and Fire Protection segments to create two new segments: Tyco Security Solutions and Tyco Fire Protection. Tyco Security Solutions consists of the former ADT Worldwide segment as well as the portion of the former Safety Products segment that manufactures security products including intrusion, security, access control and video management systems. Tyco Fire Protection consists of the former Fire Protection Services segment as well as a number of businesses from the former Safety Products segment including the fire suppression and life safety products business. In addition, various businesses were realigned between Tyco Security Solutions and Tyco Fire Protection. See Note 21 to the Consolidated Financial Statements.

As discussed above, we sold a majority interest in our Electrical and Metal Products business which contributed $0.4 billion, $1.4 billion and $1.4 billion of revenue in the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

On September 30, 2010, we sold our water business in Europe, which was part of our Tyco Flow Control Segment. The business met the held for sale criteria and discontinued operations criteria and has been included in discontinued operations for all periods presented. See Note 3 to the Consolidated Financial Statements.

Tyco Security Solutions

Our Tyco Security Solutions segment designs, sells, installs, services and monitors electronic security systems for residential, commercial, educational, governmental and industrial customers around the world primarily operating under the ADT brand name. In addition, Tyco Security Solutions designs, manufactures and sells security products including intrusion, access control and video management systems and is one of the world's largest providers of electronic security systems and services. Tyco Security Solutions has a significant market presence in North and South America, Europe and the Asia-Pacific region. With 2011 net revenue of $8.6 billion, our Tyco Security Solutions segment comprises 49% of our consolidated net revenue. In 2010 and 2009, net revenue totaled $7.7 billion, or 45%, of our consolidated net revenue and $7.4 billion, or 44%, of our consolidated net revenue, respectively.

On May 14, 2010, we acquired all of the outstanding equity of Broadview Security in a cash-and-stock transaction valued at approximately $2.0 billion, with $585 million in cash being used to fund the acquisition. Broadview Security's core business was to provide security alarm monitoring services for residential and commercial properties in North America, and it has been integrated into our Tyco Security Solutions segment. In connection with the integration, the Broadview Security brand has been discontinued. See Note 5 to the Consolidated Financial Statements.

Services and Products

Tyco Security Solutions supplies and installs electronic security systems to the residential, commercial, educational, governmental and industrial markets. It also provides electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions as well as maintenance of electronic security systems.

Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems include detection devices that are usually connected to a monitoring center that receives and records alarm signals where skilled security monitoring specialists verify alarm conditions and initiate a range of response scenarios. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our other solutions include: access control systems for sensitive areas such as government facilities and banks; video surveillance systems designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems designed to monitor and protect physical assets as well as proprietary electronic data. Our offerings also include anti-theft systems utilizing acousto magnetic and radio frequency identification tags and labels in the retail industry. Many of the world's leading retailers use our *Sensormatic* anti-theft systems to help protect against shoplifting and employee theft.

Purchasers of our intrusion systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises may be either owned by Tyco Security Solutions or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In certain markets, Tyco Security Solutions directly provides the alarm response services with highly trained and professionally equipped employees. In some instances, alarm systems are connected directly to local fire or police departments.

Recently, Tyco Security Solutions launched Pulse Interactive Solutions ("Pulse") for residential and small business customers. Pulse includes home automation features in addition to interactive remote security capability for customers. Depending on the plan that is purchased, customers can remotely access information regarding the security of their home or business, arm and disarm their security system, adjust lighting or thermostat levels, or view real-time video from cameras covering different

areas of their premises, all via secure access from web-enabled devices. Pulse also allows customers to create customized schedules for turning lights, thermostats and appliances on or off, and can be programmed to perform certain functions, such as recording video and sending text messages, based on triggering events.

Many of our residential customers may purchase security systems as a result of prompting by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Tyco Security Solutions also designs and manufactures electronic security products, including integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Its global access control solutions include: integrated security management systems for enterprise applications, access control solutions applications, alarm management panels, door controllers, readers, keypads and cards. Its global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Its intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

Customers

Tyco Security Solutions sells to residential, commercial, educational, governmental and industrial customers. Our residential customers typically include owners of single-family homes or renters in multi-family apartment complexes. Our commercial customers include, among others, retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our government customers include federal, state and local governments, defense installations, schools and universities and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to certain residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retail and banking.

Competition

The electronic security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs. For large commercial, educational, governmental and industrial customers the comprehensive national and/or global coverage offered by Tyco Security Solutions can also provide a competitive advantage. We also have significantly expanded our systems integration capabilities, which allow Tyco Security Solutions to offer comprehensive solutions to commercial customers that fully integrate security and fire offerings into comprehensive IT networks, business operations and management tools, and process automation and control systems.

Competition for the manufacture and sale of our security products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Tyco Fire Protection

Our Tyco Fire Protection segment designs, manufactures, sells, installs and services fire detection and fire suppression systems and building and life safety products for commercial enterprises, governmental entities, airports, commercial shipping companies, transportation systems, healthcare facility operators, petrochemical facilities and homeowners. We believe we are one of the largest providers of these systems and services. With 2011 net revenue of $4.8 billion, our Tyco Fire Protection segment comprises 28% of our consolidated net revenue. In 2010 and 2009, net revenue totaled $4.5 billion, or 27%, of our consolidated net revenue and $4.6 billion, or 27%, of our consolidated net revenue, respectively.

Services and Products

Tyco Fire Protection designs, manufactures, sells, installs and services fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Tyco Fire Protection operates under various leading trade names, including *SimplexGrinnell, Wormald, Dong Bang, Zettler, Ansul, Grinnell, Total Walther* and *Tyco.*

Tyco Fire Protection offers a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors and voice evacuation systems. Tyco Fire Protection also offers a wide range of water-based sprinkler systems. In addition, Tyco Fire Protection provides custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

Tyco Fire Protection installs fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and electrical contractors as well as mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. In September 2008, the International Residential Code Council, a non-profit association that develops model codes that are the predominant building and fire safety regulations used by state and local jurisdictions in the United States, adopted a proposal advanced by firefighters and other life-safety advocates to require sprinkler systems in new one and two family dwellings effective in January 2011. This national code is not binding on state and local jurisdictions and must be adopted locally before it becomes mandatory for new homes being built in these areas. The timing of adoption, if at all, will vary by jurisdiction. Tyco Fire Protection also continues to focus on system maintenance and inspection and other services, which have become increasingly significant parts of its business.

Tyco Fire Protection also manufactures life safety products, including self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Tyco Fire Protection's breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on the *Scott Air-Pak* brand of self-contained breathing apparatus.

Customers

Tyco Fire Protection's customers include commercial enterprises, governmental entities, airports, commercial shipping companies, transportation systems, healthcare facility operators, petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force. Customers for our fire sprinkler, fire detection and fire suppression products include distributors, commercial builders and contractors that install and service

fire suppression and detection systems. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics. Our customers for our breathing apparatus include fire departments, municipal and state governments and military forces as well as major companies in the industrial sector.

Competition

Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of service, product attributes, quality and price.

Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Tyco Flow Control

Our Tyco Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for process, oil and gas, power and mining markets as well as the water and wastewater market. We believe we are the world's leading manufacturer of flow control products. With 2011 net revenue of $3.6 billion, our Tyco Flow Control segment comprises 21% of our consolidated net revenue. In 2010 and 2009, net revenue totaled $3.4 billion, or 20%, of our consolidated net revenue and $3.5 billion, or 21%, of our consolidated net revenue, respectively. Tyco Flow Control is a global business with 31% of its sales in Europe, Middle East and Africa ("EMEA"), 31% from the Americas, 23% from the Pacific region and 15% from Asia. On September 30, 2010 we sold our water business in Europe. This business met the held for sale and discontinued operations criteria and has been included in discontinued operations for all periods presented.

Services and Products

Tyco Flow Control designs, manufactures and services a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Tyco Flow Control offers a wide variety of pipes and valves for water transmission applications. Tyco Flow Control is also a global provider of heat tracing services and products. In addition to these products, Tyco Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

Tyco Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, wastewater, pulp and paper, commercial irrigation, mining and food and beverage. Tyco Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

Tyco Flow Control products are sold under many trade names, including *Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer* and *Vanessa.* Tyco Flow Control sells its services

and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

Customers

Tyco Flow Control's customers include businesses engaged in a wide range of industries, including power generation, chemical and petrochemical, pharmaceutical, oil and gas exploration, production and refining, mining, water, food and beverage, marine and shipbuilding and other process industries. Customers include end users as well as engineering, procurement and construction companies, contractors, original equipment manufacturers and distributors. Tyco Flow Control operates an extensive network of sales, service and distribution centers to serve a wide range of global customers.

Competition

The flow control industry is highly fragmented, consisting of many local and regional companies and a few global competitors. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery, service capability and price. Our major competitors vary by region.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including trademarks, patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and misappropriation of our proprietary rights, and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire protection products and systems, including fire detection and fire suppression with chemical, gas, foam and water agents, piping, couplings, fittings for fluid systems; personal protective products and systems for fire and other hazards; integrated systems for surveillance and control of public transportation and other public works; heat tracing and floor heating systems; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents to be valuable assets, we do not believe that our overall competitive position is dependent on patent protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the

applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment. Our research and development expense was $147 million in 2011, $131 million in 2010 and $116 million in 2009.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including gasoline. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials that have had a material adverse effect on our businesses. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions. Significant changes in certain raw material costs may have an adverse impact on costs and operating margins.

Governmental Regulation and Supervision

Our operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as: consumer protection, government contracts, international trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our Tyco Security Solutions business currently relies extensively upon the use of wireline and wireless telephone service to communicate signals, and wireline and wireless telephone companies in the United States are regulated by the federal and state governments. Another example is our Tyco Flow Control business, which is subject to strict regulations governing the import and export of goods and technologies across international borders, particularly with respect to "dual use" products, which are products that may have both civil and military applications or may otherwise be involved in weapons proliferation. In addition, government regulation of fire safety codes can impact our Tyco Fire Protection business. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both positively and negatively. For a more detailed description of the various laws and regulations that affect our business, see Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters and Item 3. Legal Proceedings.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances or pursuant to indemnifications provided by us in connection with asset disposals. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $38 million to $86 million as of September 30, 2011. As of September 30, 2011, we concluded that the best estimate within this range is approximately $60 million, of which $18 million is included in accrued and other current liabilities and $42 million is included in other liabilities in the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 30, 2011, we employed approximately 102,000 people worldwide, of which approximately 39,000 are employed in the United States and 63,000 are outside the United States. Approximately 22,000 employees are covered by collective bargaining agreements or works councils and we believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the exchange act as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. As a Swiss company, we prepare Swiss statutory financial statements, including Swiss consolidated financial statements, on an annual basis. A copy of the Swiss statutory financial statements is distributed along with our annual report to shareholders, and all of the aforementioned reports will be made available to our shareholders upon their request. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Citizenship—Governance." The annual report to shareholders, charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and international operations.

Risks Relating to Our Businesses

General economic and cyclical industry conditions may adversely affect our financial condition, results of operations or cash flows.

Our operating results have been and may in the future be adversely affected by general economic conditions and the cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending, and the performance of the housing market, each of which historically has displayed significant cyclicality. Economic weakness in some end markets has adversely affected certain of our businesses. Events or conditions that adversely impact the health of the U.S. or global economies, or in the industries in which we operate, could have a material negative impact on our financial condition, results of operations or cash flows.

We face intense competition in each of our businesses, and competitive challenges from lower cost manufacturers. If we cannot successfully compete in an increasingly global market-place, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive manufacturers and service providers, both domestically and on a global basis. Our manufacturing businesses face competition from lower cost manufacturers in Asia and elsewhere and our service businesses face competition from alternative service providers around the world. Key components of our competitive position are our ability to adapt to changing competitive environments and to manage expenses successfully. This requires continuous management focus on reducing costs, maintaining our competitive position and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our financial condition, results of operations or cash flows may be adversely affected.

Our future growth is largely dependent upon our ability to successfully compete with new and existing competitors by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies, evolving industry standards and potential new entrants in our markets. For example, a number of cable and other telecommunications companies have introduced security services offerings, including interactive security services, that are competitive with the products and services offered through our Tyco Security Solutions business. If these services are aggressively marketed and gain market acceptance, our ability to grow our Tyco Security Solutions business, in particular our Pulse offering, could be materially adversely affected. Accordingly, our future success depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate our products and services from those of our competitors; and develop or acquire, manufacture and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products such as Pulse, we may be unable to detect and correct defects in the product or in its installation, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these

products may not achieve market acceptance and our brand images could suffer. In addition, our competitors may introduce superior designs or business strategies, impairing our brands and the desirability of our products and services, which may cause consumers to defer or forego purchases of our products and services. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of our products and services could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

Our Tyco Security Solutions business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

If customers in our Tyco Security Solutions business segment are dissatisfied with our products or services and switch to competitive products or services, or disconnect for other reasons, our attrition rates may increase. In periods of increasing attrition rates, Tyco Security Solutions' recurring revenue and results of operations may be materially adversely affected. The risk is more pronounced in times of economic uncertainty, as customers may reduce amounts spent on the products and services we provide. Tyco amortizes the costs of ADT's acquired contracts and related customer relationships based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If attrition rates were to rise significantly, we may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

We generated 52% of our net revenue outside of the United States in 2011. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations and the application of certain labor regulations outside of the United States;
- compliance with a wide variety of non-U.S. laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a wide variety of jurisdictions;
- changes in enacted tax laws;
- limitations on repatriation of earnings; and
- fluctuations in revenues, operating margins and other financial measures due to changes in foreign currency exchange rates.

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, result of operations or cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2011 was 52% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our total net revenue. Therefore, if the U.S. dollar has strengthened in relation to the principle foreign currencies where we derive revenue as compared to a prior period, our U.S. dollar reported revenue and income will decrease, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our results of operations. Our financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars, our functional currency (using year-end exchange rates for balance sheet data and average exchange rates for statement of operations data).

In addition, we are a large buyer of metals and other commodities, including fossil fuels for our manufacturing operations and our vehicle fleet, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our financial condition, results of operations or cash flows. Further, in a declining price environment, our operating margins may contract because we account for inventory using the first-in, first-out method.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we enter into hedge contracts to insulate our results of operations from these fluctuations. These hedges are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.

Failure to maintain the security of our information and technology networks, including personally identifiable and other information, non-compliance with our contractual or other legal obligations regarding such information, or a violation of the Company's privacy and security policies with respect to such information, could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and, in the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers, stockholders and employees. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or our data by cybercrime or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in significant costs, fines, litigation or regulatory action against us. In addition, we depend on our information technology infrastructure for business-to-business and business-to-consumer electronic commerce. Security breaches of this infrastructure can create system disruptions and shutdowns that could result in disruptions to our

operations. Increasingly, our security products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations or cash flows may suffer.

We purchase materials, components and equipment from unrelated parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.

Failure to retain or attract qualified personnel could adversely affect our business.

Our culture and guiding principles focus on continuously training, motivating and developing employees, and in particular we strive to attract, motivate and retain qualified managers to handle the day-to-day operations of a highly diversified organization. If we fail to retain and attract qualified personnel, our operations could be adversely affected. In addition, excessive turnover in personnel could cause manufacturing inefficiencies in certain of our businesses. The demand for experienced management in certain geographic areas also makes it difficult to retain qualified employees. High turnover could result in additional training and inefficiencies that could adversely impact our financial condition, results of operations or cash flows.

We have recognized substantial impairment charges in the past and may be required to recognize additional impairment charges in the future.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in material charges for goodwill and other asset impairments. For example, during the second fiscal quarter of 2009, we recognized aggregate goodwill and intangible asset impairments of $2.7 billion. We maintain significant goodwill and intangible assets on our balance sheet, and we believe that as of September 30, 2011 these balances are recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continually evaluate the performance of all of our businesses and may sell businesses or product lines. Divestitures involve risks, including difficulties in the separation of operations, services,

products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We may acquire companies and make investments in order to complement existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of us; and
- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

Risks Related to the 2012 Separation

The proposed spin-offs of our North American residential security business and our flow control business are contingent upon the satisfaction of a number of conditions, may require significant time and attention of our management, may not achieve the intended results, and may present difficulties that could have an adverse effect on us.

The proposed spin-offs of our North American residential security business and our flow control business are complex in nature, subject to various conditions, and may be affected by unanticipated developments or changes in market conditions. We expect to file Registration Statements on Form 10 with the SEC that will contain detailed information regarding the businesses proposed to be spun-off. Completion of these spin-off transactions will be contingent upon a number of factors, including the approval of our shareholders, favorable rulings from tax authorities, including the Internal Revenue Service ("IRS"), the effectiveness of each of the Registration Statements, favorable capital market conditions and other conditions. For these and other reasons, the spin-off transactions may not be completed as expected by the end of the third calendar quarter of 2012, if at all. Additionally, execution of the proposed spinoff transactions will require significant time and attention from management, which may distract management from the operation of our businesses and the execution of our other initiatives. Our employees may also be distracted due to uncertainty about their future roles with each of the separate companies pending the completion of the spin-off transactions. Further, if the spin-off transactions are completed, each of these transactions may not achieve the intended results and may result in costs that exceed management's estimated amount of $700 million. Any such

difficulties could have a material adverse effect on our financial condition, results of operations or cash flows.

If the distributions or certain internal transactions undertaken in anticipation of the spin-offs are determined to be taxable for U.S. federal income tax purposes, we or our shareholders could incur significant U.S. federal income tax liabilities.

We will request a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, (i) the distributions of our North American residential security and flow control common shares to our shareholders, except for cash, if any, received in lieu of fractional shares, will qualify as tax-free under Sections 355 and/or 361 of the Internal Revenue Code of 1986, as amended ("the Code") and (ii) certain internal transactions undertaken in anticipation of the distributions will quality for favorable treatment under the Code. Our receipt of the private letter ruling is critical to the completion of the spin-offs. The private letter ruling will be based on certain facts, assumptions, representations and covenants provided by us regarding the past and future conduct of our respective businesses and other matters. If any of the facts, assumptions, representations or covenants provided in connection with the private letter ruling is inaccurate or incomplete or is violated in any respect, then we might not be able to rely on the ruling. Furthermore, the IRS will not rule on whether the spin-offs satisfy certain requirements necessary for tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations provided by us that those requirements have been or will be satisfied, and any inaccuracy in those representations could invalidate the ruling. The 2012 Separation will also be conditioned on our receipt of an opinion of outside counsel, in form and substance satisfactory to us, that confirms the tax-free status of the distributions. The opinion will rely on, among other things, the continuing validity of the private letter ruling and certain facts, assumptions, representations and covenants provided by us which, if inaccurate or incomplete in any respect, could jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

If, notwithstanding receipt of the private letter ruling and opinion, the spin-offs are determined to be taxable for U.S. federal income tax purposes, each U.S. holder of our common stock who is subject to U.S. federal income tax who receives shares of our North American residential security and flow control businesses would generally be treated as receiving taxable distributions of property in an amount equal to the fair market value of the shares received. Those distributions would be taxable to each such stockholder as a dividend to the extent of our current and accumulated earnings and profits. For each such stockholder, any amount that exceeded our earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in our shares of common stock with any remaining amount being taxed as a capital gain. In addition, internal transactions undertaken in anticipation of the spin-offs are ultimately determined to be taxable, we could incur significant U.S. federal income tax liabilities.

The tax sharing agreement that we will enter into with the North American residential security and flow control businesses prior to the completion of the spin-offs will allocate for any taxes that arise if the spin-offs or certain internal transactions are determined to be taxable.

If the 2012 Separation is determined to be taxable for Swiss withholding tax purposes, we could incur significant Swiss withholding tax liabilities.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder. Beginning on January 1, 2011, distributions to shareholders out of contributed surplus accumulated on or after January 1, 1997 are exempt from Swiss withholding tax. Accordingly, based on the Swiss Federal Withholding Tax Act, the Distribution should not be subject to Swiss federal withholding tax. Prior to the completion of the

proposed spin-offs, we intend to obtain tax rulings from the Swiss Federal Tax Administration confirming that the distributions will not be subject to Swiss federal withholding tax. These rulings will rely on certain facts and assumptions, and certain representations and undertakings, from Tyco regarding the past conduct of its businesses and other matters. Notwithstanding the tax rulings, the Swiss Federal Tax Administration could determine that the Distribution should be treated as a taxable transaction for withholding tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Distribution ultimately is determined to be taxable for withholding tax purposes, we and Tyco could incur material Swiss withholding tax liabilities that could significantly detract from, or eliminate, the benefits of the spin-off.

If the 2012 Separation is completed, our operational and financial profile will change and we will be a smaller, less diversified company.

If completed, the 2012 Separation will result in Tyco being a smaller, less diversified company focused on our commercial fire and security businesses, which represents a narrower business focus than we currently have. We will have a more limited business with greater concentration in the commercial market and may be more vulnerable to changing market conditions, which could materially and adversely affect our business, financial condition and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish. As a result, it is possible that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and it may be difficult or more expensive for us to obtain financing. Our operations may also be impacted by a limited ability to attract new employees in a timely manner.

If the 2012 Separation is completed, there may be substantial changes in our stockholder base, which may cause the price of our common stock to fluctuate following the proposed spin-offs.

Investors holding our common stock may hold our common stock because of a decision to invest in a company that is large and operates in multiple markets with a diversified product and services portfolio. If the proposed spin-off transactions are completed, shares of our common stock will represent an investment in a smaller company with its business concentrated in the commercial fire and security industry. These changes may not match some holders' investment strategies or meet minimum criteria for inclusion in stock market indices or portfolios, which could cause investors to sell their shares of our common stock. Excessive selling pressure could cause the market price of our common stock to decrease following the completion of the proposed spinoff.

Risks Related to Legal, Regulatory and Compliance Matters

We are subject to a variety of claims and litigation that could cause a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to a significant number of claims and are named as a defendant in numerous lawsuits, including claims for damages arising out of the use or installation of our products or services, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, litigation related to environmental matters, product liability litigation (including asbestos-related claims), and litigation related to employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition, results of operations or cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Legislative action by the U.S. Congress could materially adversely affect us.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties or regulations upon which we rely, which would adversely affect our effective corporate tax rate. We cannot predict the outcome of any specific legislative proposals. However, if proposals were enacted that had the effect of disregarding our incorporation in Switzerland or limiting our ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, we could be subjected to increased taxation. Also, various U.S. federal and state legislative proposals have been introduced in recent years that deny, or would deny, government contracts to U.S. companies that move their locations abroad. We cannot provide assurance that such legislation, if enacted, would not apply to us.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the U.S. but are domiciled abroad. We cannot provide assurance that we will not be subject to such criticism as a result of our domicile in Switzerland.

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations or cash flows.

We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate and by extra-territorial laws. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry and the construction industry. Our Tyco Security Solutions segment relies heavily upon both wireline and wireless telephone service to communicate signals, and these technologies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice ("DOJ") and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental and commercial corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third party intermediaries. Furthermore, we are subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by our subsidiaries and third party intermediaries in recent years in violation of the FCPA. We have continued to report to the DOJ and the SEC the remedial measures that we have taken in response to the allegations and our own

internal investigations, and in February 2010, we initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although we have recorded our best estimate of potential loss related to these or other similar matters, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as we may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on our financial position, results of operations or cash flows.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products we manufacture are "dual use" products, which are products that may have both civil and military applications, or may otherwise be involved in weapons proliferation, and are often subject to more stringent export controls. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and international trade laws. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the 2007 Separation of our electronics and healthcare businesses, primarily those relating to pre-separation income tax liabilities.

Under agreements entered in connection with the 2007 Separation of our electronics ("TE Connectivity") and healthcare ("Covidien") businesses, we, Covidien and TE Connectivity have agreed to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities, subject to certain exceptions. All costs and expenses associated with the management of these contingent and other corporate liabilities are generally shared equally among the parties. These contingent and other corporate liabilities primarily relate to pre-2007 Separation income tax liabilities. Liabilities that are specifically related to one of the three separated companies are not allocated.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

We are subject to product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In addition, if any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations or failure of our fire protection systems to operate as expected. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements and other contracts contain provisions limiting our liability in such circumstances. We cannot provide assurance, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

We, along with numerous other companies, are named as defendants in a substantial number of lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens to hundreds of corporate defendants. We have observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims. Our strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. We cannot predict the extent to which we will be successful in litigating or otherwise resolving lawsuits in the future and we continue to evaluate different strategies related to asbestos claims filed against the Company. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We record an estimated liability related to pending claims and claims estimated to be received over the next seven years, including related defense costs, based on a number of key assumptions and estimation methodologies. These assumptions are derived from claims experience over the past five years and reflect our expectations about future claim activities over the next seven years. These assumptions about the future may or may not prove accurate, and accordingly, we may incur additional liabilities in the future. A change in one or more of the inputs used to estimate the asbestos liability could materially change the estimated liability and associated cash flows for pending and future claims. Although it is possible that the Company will incur additional costs for asbestos claims filed beyond the next seven years, we do not believe there is a reasonable basis for estimating those costs at this time. We also record an asset that represents our best estimate of probable recoveries from insurers or other responsible parties for the estimated asbestos liabilities. There are significant assumptions made in developing estimates of asbestos-related recoveries, such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies, and the continued solvency of the insurers or other responsible parties. The assumptions underlying the recorded asset may not prove accurate, and as a result, actual performance by our insurers and other responsible parties could result in lower receivables or cash flows expected to reduce our asbestos costs. Due to these uncertainties, as well as our inability to reasonably estimate any additional asbestos liability for claims that may be filed beyond the next seven years, it is not possible to predict the ultimate outcome of the cost, nor potential recoveries, of resolving the pending and all unasserted asbestos claims. Additionally, we believe it is possible that the cost of asbestos claims filed beyond the next seven years, net of expected recoveries, could have a material adverse effect on our financial position, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- solvent, oil, metal and other hazardous substance contamination cleanup; and
- structure decontamination and demolition, including asbestos abatement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $38 million to $86 million as of September 30, 2011. As of September 30, 2011, we concluded that the best estimate within this range is approximately $60 million, of which $18 million is included in accrued and other current liabilities and $42 million is included in other liabilities in the Consolidated Balance. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations or cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

Risks Related to Our Liquidity

Disruptions in the financial markets could have adverse effects on us, our customers and our suppliers, as access to liquidity may be negatively impacted by disruptions in the credit markets, leading to increased funding costs or unavailability of credit.

In the normal course of our business, we may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries. Although we believe we have sufficient liquidity to meet our foreseeable needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect our businesses. These disruptions may have other unknown adverse affects. Based on these conditions, our profitability and our ability to execute our business strategy may be adversely affected.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our credit facilities will be adequate to fund our operations and service our debt for the foreseeable future. However, material adverse legal judgments, fines, penalties or settlements arising from litigation and similar contingencies could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other corporate purposes, including dividend payments;
- increase our vulnerability to adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Risks Relating to Tax Matters

We share responsibility for certain of our, Covidien's and TE Connectivity's income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement entered in connections with the 2007 Separation, we share responsibility for certain of our, Covidien's and TE Connectivity's income tax liabilities that result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the 2007 Separation. Costs and expenses associated with the management of these shared tax liabilities will generally be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and TE Connectivity are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula. In connection with the execution of the Tax Sharing Agreement, we established receivables from Covidien and TE Connectivity representing the amount we expected to receive for pre-Separation uncertain tax positions. We also established liabilities representing the fair market value of our share of their estimated obligations under the Tax Sharing Agreement. As of September 30, 2011, we had recorded $73 million in other assets and $16 million in prepaid expenses and other current assets representing the receivables from Covidien and TE Connectivity. We had also recorded $387 million in other liabilities and $49 million in accrued and other current liabilities representing our estimated obligations to Covidien and TE Connectivity under the Tax Sharing Agreement.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and TE Connectivity's tax liabilities.

Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular, with respect to tax years preceding the 2007 Separation. We are reviewing and contesting certain of the proposed tax adjustments. Although we expect to resolve a substantial number of the proposed tax adjustments with the IRS, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that we will be able to resolve these open items, which primarily involve the treatment of certain intercompany transactions during the period related to the audits, through the IRS appeals process. As a result, we may be required to litigate these matters. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances. We have assessed our obligations under the Tax Sharing Agreement and determined that the recorded liability is sufficient to cover the indemnifications made by us under such agreement. However, such amount could differ materially from amounts that are actually determined to be due, and any such difference could materially adversely affect our financial position, results of operations or cash flows.

If the distribution of Covidien and TE Connectivity common shares to our shareholders or certain internal transactions undertaken in connection with the 2007 Separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

We have received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and TE Connectivity common shares to our shareholders substantially to the effect that the distribution of such shares, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code. The private letter rulings also provided that certain internal transactions undertaken in anticipation of the 2007 Separation would qualify for favorable treatment under the Code. The private letter rulings relied on certain facts and assumptions, and certain representations and undertakings, from Tyco, Covidien and TE Connectivity regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize a gain in an amount equal to the excess of the fair market value of the Covidien and TE Connectivity common shares distributed to our shareholders on June 29, 2007 over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in connection with the 2007 Separation should be treated as taxable transactions.

Risks Relating to Our Jurisdiction of Incorporation in Switzerland

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of Tyco's securities.

Because of differences between Swiss law and U.S. state and federal laws and differences between the governing documents of Swiss companies and those incorporated in the U.S., it may not be possible to enforce in Switzerland, court judgments obtained in the United States against Tyco based on the civil liability provisions of the federal or state securities laws of the United States. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

- effect service within the United States upon Tyco or its directors and officers located outside the United States;
- enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and
- enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the foreign court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
- the judgment of such foreign court has become final and non-appealable;
- the judgment does not contravene Swiss public policy;
- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
- no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

As a result of our change of domicile from Bermuda to Switzerland and the increase in the par value of our shares, we may have less flexibility with respect to certain aspects of capital management.

In connection with our change of domicile from Bermuda to Switzerland, we significantly increased the par value of our shares. Currently the par value of our shares is CHF 6.70 (or approximately $7.44 based on the exchange rate in effect on November 7, 2011). Under Swiss law, we generally may not issue registered shares for an amount below par value. As of November 7, 2011 the closing price of our ordinary shares on the New York Stock Exchange ("NYSE") was $46.47. In the event there is a need to raise common equity capital at a time when the trading price of our registered shares is below our par value, we would need to obtain approval of our shareholders to decrease the par value of our registered shares. We cannot provide assurance that we would be able to obtain such shareholder approval in a timely manner. Obtaining shareholder approval would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders which would delay any capital raising plans. If we were to receive shareholder approval to reduce the par value of our registered shares, the

reduction would decrease our ability to pay dividends as a repayment of share capital, which may subject shareholders to Swiss withholding tax.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 28 million square feet of floor space, of which approximately 9 million square feet are owned and approximately 19 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

Tyco Security Solutions operates through a network of offices, service and manufacturing facilities and warehouse and distribution centers located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. The group occupies approximately 8 million square feet, of which 2 million square feet are owned and 6 million square feet are leased.

Tyco Fire Protection operates through a network of offices, manufacturing facilities and warehouse and distribution centers located in North America, Central America, South America, Europe and the Asia-Pacific region. The group occupies approximately 9 million square feet, of which 2 million square feet are owned and 7 million square feet are leased.

Tyco Flow Control has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe, the Middle East and the Asia-Pacific region. The group occupies approximately 11 million square feet, of which 5 million square feet are owned and 6 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 15 to our Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

During the fiscal quarter ended December 24, 2010, certain contingencies related to the previously disclosed settlement of the *Stumpf v. Tyco International Ltd.* class action lawsuit elapsed. This matter, which was subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and TE Connectivity had previously received final court approval for its settlement. As a result of the lapsing of time periods for certain class members to state a claim against the Company, the Company adjusted its remaining reserve for this and other legacy securities matters and recognized a net gain of $7 million during the quarter ended December 24, 2010. Since June 2007, the Company has resolved substantially all of the legacy claims related to securities fraud and similar matters, with the exception of the claims related to former management and Mr. Frank Walsh Jr., a former director, described below.

Tyco is a party to several lawsuits involving disputes with former management, among which are affirmative cases brought by Tyco against Mr. Dennis L. Kozlowski, Tyco's former chief executive officer, Mr. Mark Swartz, its former chief financial officer, and Mr. Frank Walsh Jr., a former director. In connection with these affirmative actions, Mr. Kozlowski, through counterclaims, and Mr. Swartz, through demand letters, are seeking an aggregate of approximately $138 million allegedly due in connection with their compensation and retention arrangements and under ERISA.

With respect to Mr. Kozlowski, on December 1, 2010, the U.S. District Court for the Southern District of New York ruled in favor of several of the Company's affirmative claims against him before trial, while dismissing all of Mr. Kozlowski's counterclaims for pay and benefits after 1995. With respect to Mr. Swartz, on March 3, 2011, the same Court granted the Company's motion for summary judgment. The Court further ruled that issues related to damages will need to be resolved at trial. No trial date has been set. The Company expects Mr. Kozlowski and Mr. Swartz to contest these decisions. As a result, the Company has and will continue to maintain the reserve recorded in its Consolidated Balance Sheet for the amounts allegedly due under their compensation and retention arrangements and under ERISA until the appeals process is complete. Although the ultimate resolution of these matters could differ materially from these estimates, the Company does not believe such resolution would have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has also brought an action against Mr. Walsh in connection with the damages suffered by Tyco arising from Mr. Walsh's breach of his fiduciary duties to Tyco. In October 2010, the U.S. District Court for the Southern District of New York denied Tyco's affirmative claims for recovery of damages against Mr. Walsh. Tyco is pursuing an appeal. This affirmative matter, and the affirmative matters against Messrs. Kozlowski and Swartz, are not subject to the liability sharing provisions of the Separation and Distribution Agreement. Separately, Mr. Walsh is pursuing a New York state court claim against the Company asserting his entitlement to indemnification. This action is subject to the liability sharing provisions of the Separation and Distribution Agreement.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 30, 2011, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $38 million to $86 million. As of September 30, 2011, Tyco concluded that the best estimate within this range is approximately $60 million, of which $18 million is included in accrued and other current liabilities and $42 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. As of September 30, 2011, there were approximately 4,500 lawsuits pending against the Company, its subsidiaries or entities for which the Company has assumed responsibility. Each lawsuit typically includes several claims, and the Company has determined that there were approximately 5,600 claims outstanding as of

September 30, 2011, which reflects the Company's current estimate of the number of viable claims made against it, its affiliates or entities for which it has assumed responsibility in connection with acquisitions or divestitures. This amount includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions.

For a detailed discussion of asbestos-related matters, see Note 15 of the Consolidated Financial Statements.

Income Tax Matters

In connection with the 2007 spin-offs of Covidien and TE Connectivity from Tyco, Tyco entered into a Tax Sharing Agreement that governs the rights and obligations of each party with respect to certain pre-2007 Separation income tax liabilities. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. Consistent with the sharing provisions of the Tax Sharing Agreement, Tyco had a net receivable from Covidien and TE Connectivity of $89 million and $114 million as of September 30, 2011 and September 24, 2010, respectively. In addition, as of September 30, 2011 and September 24, 2010, the Company had recorded $387 million and $398 million, respectively, in other liabilities, and $49 million and $156 million, respectively, in accrued and other current liabilities. During 2011, the Company made a net cash payment of $113 million to Covidien and TE Connectivity related to the resolution of certain audit and pre-Separation tax matters.

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest have been assessed as uncertain income tax positions and recorded as appropriate.

For a detailed discussion of contingencies related to Tyco's income taxes, see Note 7 to the Consolidated Financial Statements.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities. During the fourth quarter of 2011, the Company's subsidiaries were acquitted of these charges. The Company reported to the DOJ and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. In 2005, the Company informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the FCPA, and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. The baseline review, which has been completed, has revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although the Company has recorded its best estimate of potential loss related to this matter, it is

possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigation matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien and TE Connectivity, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and TE Connectivity.

As previously disclosed, in early 2007 certain former subsidiaries in the Company's Flow Control business were charged, prior to their divestiture, by the German Federal Cartel Office ("FCO") with engaging in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German competition law. The Company is cooperating with the FCO in its ongoing investigation of this violation. The Company has recorded its best estimate of potential loss related to this matter. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Company may be required to pay material fines, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

During the fourth quarter of 2011, the Company has concluded that its best estimate of probable loss for these compliance matters is $34 million in the aggregate, which the Company recorded as a liability in accrued and other current liabilities in the Consolidated Balance Sheet for the year ended September 30, 2011. Due to the sharing provisions in the Separation and Distribution Agreement, the Company has also recorded receivables from Covidien and TE Connectivity related to these compliance matters in other current assets in the Company's Consolidated Balance Sheet as of September 30, 2011.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $18.7 million of which has been cumulatively paid through September 30, 2011. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund,

and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, which is a business that was formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the "Coal Act"), The Brink's Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Associate ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink's Company, Broadview Security entered into an agreement in which The Brink's Company agreed to indemnify it for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives the Company's acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brinks Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and its belief that The Brink's Company and VEBA will be able to satisfy all future obligations under the Coal Act.

ADT Dealer Litigation

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company's former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company in the United States and in other countries, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in ADT's favor dismissing a number of the plaintiffs' key claims. Upon appeal, the Colorado Court of Appeals affirmed the verdict in ADT's favor in October 2011. While it is not possible at this time to predict the final outcome of the Colorado lawsuit or other lawsuits stemming from dealer terminations, the Company does not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Other Matters

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Item 4. Reserved

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares as of November 7, 2011 was 25,945.

Tyco common shares are listed and traded on the NYSE under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends declared on Tyco common shares, for the quarterly periods presented below.

	Year Ended September 30, 2011			Year Ended September 24, 2010		
	Market Price Range		Dividends Declared Per Common Share[1]	Market Price Range		Dividends Declared Per Common Share[1]
Quarter	High	Low		High	Low	
First	$42.31	$36.40	$0.24	$37.08	$33.32	$0.22
Second	47.33	41.44	0.25	38.19	33.95	0.19
Third	52.33	44.45	0.25	40.54	35.00	0.21
Fourth	50.09	37.81	0.25	39.79	34.43	0.24
			$0.99			$0.86

(1) All dividends declared through the first quarter of fiscal 2011 were denominated in Swiss francs. Beginning in the second quarter of fiscal 2011 all dividends declared were denominated in U.S. dollars. Amounts for 2010 and the first quarter of fiscal 2011 in the table above represent the U.S. dollar equivalent of Swiss francs converted at the U.S. dollar/Swiss franc exchange rate shortly before the payment dates. Dividends proposed by Tyco's Board of Directors are subject to shareholder approval. Shareholders approved annual dividends of CHF 0.90 and $1.00 at annual meetings held on March 10, 2010, and March 9, 2011, respectively. At the time of approval, in March 2010, the equivalent U.S. dollar amount of the CHF 0.90 dividend was $0.84.

Dividend Policy

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholding taxes. The Company now makes dividend payments from its contributed surplus equity position in its Swiss statutory accounts. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss francs and converted to U.S. dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. dollars. Under Swiss law, the authority to declare dividends is vested in the Company's shareholders.

We expect to obtain shareholder approval of the annual dividend amount out of contributed surplus each year at our annual general meeting, and we expect to distribute the approved dividend amount in four quarterly installments, on dates determined by our Board of Directors. The timing, declaration and payment of future dividends to holders of our common shares will depend upon many factors, including our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other relevant factors. Future dividends will be proposed by our Board of Directors and will require shareholder approval.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares against the cumulative return on the S&P 500 Index and the S&P 500 Industrials Index, assuming investment of $100 on September 29, 2006, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 28, 2007, September 26, 2008, September 25, 2009, September 24, 2010 and September 30, 2011.

Comparison of Cumulative Five Year Total Return



$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Tyco International Ltd.
S&P 500 Index
S&P 500 Industrials

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	Annual Return Percentage Years Ended 9/07	9/08	9/09	9/10	9/11
Tyco International Ltd.	2.96	(17.08)	(3.58)	16.16	8.06
S&P 500 Index	16.44	(18.85)	(11.56)	12.23	0.49
S&P 500 Industrials	20.96	(15.16)	(8.00)	14.01	4.02

	9/06	9/07	9/08	9/09	9/10	9/11
Tyco International Ltd.	$100	$102.96	$ 85.38	$82.32	$ 95.62	$103.33
S&P 500 Index	100	116.44	94.49	83.56	93.78	94.23
S&P 500 Industrials	100	120.96	102.63	94.41	107.64	111.96

Equity Compensation Plan Information

The following table provides information as of September 30, 2011 with respect to Tyco's common shares issuable under its equity compensation plans:

	Equity Compensation Plan		
Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders:			
2004 Stock and Incentive Plan[1]	26,334,840	$41.48	18,541,069
LTIP I Plan[2]	1,131,947	41.55	—
ESPP[3]	—	—	2,919,845
	27,466,787		21,460,914
Equity compensation plans not approved by shareholders:			
LTIP II Plan[4]	990,103	32.98	—
SAYE[5]	84,986	34.41	—
Broadview Security Plans[6]	92,380	33.54	—
	1,167,469		—
Total	28,634,256		21,460,914

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan ("2004 Plan") provides for the award of stock options, restricted stock units, performance share units and other equity and equity-based awards to Board members, officers and non-officer employees. Amounts shown in column (a) include, in addition to 20,566,093 shares that may be issued upon the exercise of stock options, 229,837 deferred stock units ("DSU") and dividend equivalents earned on such DSUs, 3,303,312 shares that may be issued upon the vesting of restricted stock units, and 2,235,598 shares that may be issued upon the vesting of performance share units ("PSU"), assuming a target payout for PSUs. There are currently no restricted share awards outstanding under the 2004 Plan. Amount in column (c) includes the aggregate shares available under the Tyco International Ltd. Long Term Incentive Plan ("LTIP I"), LTIP II and the 2004 Plan, as the shares formerly available under the LTIP I and LTIP II have been rolled into the 2004 Plan.

(2) The LTIP I allowed for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amount in column (a) includes 263,588 shares to be issued upon the exercise of stock options and 868,359 DSU grants and dividend equivalents earned on such DSUs. No additional grants may be made under the LTIP I, the LTIP II, or any acquired plans.

(3) Shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP were purchased in the open market. The ESPP was suspended indefinitely during the fourth quarter of 2009.

(4) Under the terms of the 2004 Stock and Incentive Plan adopted in March 2004, no additional options, equity or equity-based grants will be made to Board members, officers and non-officer

employees under the LTIP or the LTIP II. LTIP II allowed for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee ("Committee"). The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares (or 3,000,000 shares on a post-reverse stock split basis) in any calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring events, including a change of control. The shares granted under the LTIP II will be issued at vesting under the 2004 Stock and Incentive Plan.

(5) The Tyco International Ltd. United Kingdom ("UK") Savings Related Share Option Plan ("SAYE") is a UK Inland Revenue approved plan for UK employees pursuant to which employees were granted options to purchase shares at the end of three years of service at a 15% discount off of the market price at time of grant. Employees made monthly contributions that were, at the election of the employee, used for the purchase price of shares or the contribution could have been returned to the employee. The total amount of shares that may have been purchased at the end of the three years of service was equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan was administered by the Company's International Benefits Oversight Committee, appointed by the Committee. The International Benefits Oversight Committee, among other things, determined when to grant options and set the option price. The SAYE Plan was approved on November 3, 1999 for a ten year period and has expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

(6) In connection with the acquisition of Broadview Security in May 2010, options outstanding under the Brink's Home Security Holdings, Inc. 2008 Equity Incentive Plan ("2008 Equity Plan") and the Brink's Home Security Holdings, Inc. Non-Employee Director's Equity Plan were converted into options to purchase Tyco common shares. Shares available represent the number of shares available for issuance under future awards from the 2008 Equity Plan, which are now available for future issuance under Tyco's 2004 Stock and Incentive Plan.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/25/11 - 7/29/11	48,660	$49.55	—	—
7/30/11 - 9/2/11	—	—	—	—
9/3/11 - 9/30/11	674	$40.58	—	$700,145,000

The transactions described in the table above represent shares acquired by the Company from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares during the quarter ended September 30, 2011. The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. During the quarter ended September 30, 2011, there were no common shares repurchased under the $1.0 billion share repurchase program approved by the Board of Directors in April 2011 ("2011 Share Repurchase Program"). Approximately $700 million remained outstanding under the 2011 Share Repurchase Program as of September 30, 2011.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's Consolidated Financial Statements for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively. Tyco has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009, 2008 and 2007 were all 52-week years, while fiscal 2011 was a 53-week year.

During the third quarter of fiscal 2010, we entered into an agreement to sell our European water business. The business met the held for sale and discontinued operations criteria and therefore has been included in discontinued operations in all periods presented below. In the third quarter of fiscal 2007, we completed the spin-offs of Covidien and TE Connectivity, formerly our Healthcare and Electronics businesses, respectively. These businesses are classified as discontinued operations in fiscal 2007. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related Notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2011	2010	2009[(1)]	2008	2007[(2)(3)]
Consolidated Statements of Operations Data:					
Net revenue	$17,355	$17,016	$16,882	$19,733	$18,055
Income (loss) from continuing operations attributable to Tyco common shareholders	1,565	1,125	(1,845)	1,062	(2,556)
Net income (loss) attributable to Tyco common shareholders	1,733	1,132	(1,798)	1,553	(1,742)
Basic earnings per share attributable to Tyco common shareholders:					
Income (loss) from continuing operations	3.31	2.32	(3.90)	2.19	(5.16)
Net income (loss)	3.66	2.33	(3.80)	3.21	(3.52)
Diluted earnings per share attributable to Tyco common shareholders:					
Income (loss) from continuing operations	3.27	2.31	(3.90)	2.18	(5.16)
Net income (loss)	3.62	2.32	(3.80)	3.19	(3.52)
Cash dividends per share	0.99	0.86	0.84	0.65	1.60
Consolidated Balance Sheet Data (End of Year):					
Total assets	$26,777	$27,128	$25,553	$28,804	$32,815
Long-term debt	4,146	3,652	4,029	3,709	4,080
Total Tyco shareholders' equity	14,182	14,084	12,941	15,494	15,624

(1) Loss from continuing operations attributable to Tyco common shareholders for the year ended September 25, 2009 includes goodwill and intangible asset impairment charges of $2.7 billion, which was recorded during the quarter ended March 27, 2009.

(2) Loss from continuing operations attributable to Tyco common shareholders for the year ended September 28, 2007 includes a class action settlement charge, net of $2.9 billion.

(3) Net income (loss) attributable to Tyco common shareholders for 2007 includes income from discontinued operations of $814 million primarily related to Covidien and TE Connectivity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Switzerland, and its subsidiaries (hereinafter collectively referred to as "we", the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD"), in accordance with accounting principles generally accepted in the United States ("GAAP").

During the first quarter of fiscal 2011, we realigned our Safety Products segment between our ADT Worldwide and Fire Protection segments to create two new segments: Tyco Security Solutions and Tyco Fire Protection. Tyco Security Solutions consists of the former ADT Worldwide segment as well as the portion of the former Safety Products segment that manufactures security products including intrusion, security, access control and video management systems. Tyco Fire Protection consists of the former Fire Protection Services segment as well as a number of businesses from the former Safety Products segment including the fire suppression, fire detection and life safety products businesses. In addition, various businesses were realigned between Tyco Security Solutions and Tyco Fire Protection.

As a result of this realignment, as well as the sale of a majority interest in our Electrical and Metal Products business further described below, we began operating in the following business segments:

- *Tyco Security Solutions* designs, sells, installs, services and monitors electronic security, productivity and lifestyle enhancement systems for residential, commercial, industrial and governmental customers. In addition, Tyco Security Solutions designs, manufactures and sells security products including intrusion, security, access control, electronic article surveillance and video management systems.
- *Tyco Fire Protection* designs, manufactures, sells, installs and services fire detection and fire suppression systems and building and life safety products for commercial, industrial and governmental customers.
- *Tyco Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Overview

Net revenue for the year ended September 30, 2011 increased by $339 million, or 2.0%, to $17.4 billion as compared to the year ended September 24, 2010. Net revenue increased in fiscal 2011 despite the sale of our majority interest in the Electrical and Metal Products business, which contributed $1.4 billion of revenue during the year ended September 24, 2010 and $347 million during the year

ended September 30, 2011. Net revenue increased across all of our segments mainly attributable to strength in our Tyco Security Solutions and Tyco Fire Protection segments and to a lesser extent our Tyco Flow Control segment. Favorable changes in foreign currency exchange rates also impacted net revenue by $503 million, or 3.0%. In addition, because the Company's fiscal year ends on the last Friday in September, fiscal 2011 consisted of 53 weeks, as compared to 52 weeks in fiscal 2010 and 2009. As a result, fiscal year 2011 includes an estimated $143 million, or 0.8%, of revenue from the additional week.

Service revenue, which is primarily recurring in nature, represented approximately 45% of our overall revenue for the year ended September 30, 2011 as compared to 41% and 40% for 2010 and 2009, respectively. Service revenue as a percentage of net revenue increased due to the divestiture of our Electrical and Metal Products business, which did not have a significant service component as well as due to strength in our Tyco Security Solutions and Tyco Fire Protection businesses. Service revenues are principally derived from our Tyco Security Solutions and Tyco Fire Protection businesses, and represent a consistent source of revenue from monitoring and maintenance services under contractual agreements. Recurring revenue in our Tyco Security Solutions business grew to approximately 57% of Tyco Security Solutions' total revenue for the year ended September 30, 2011 which is primarily due to the integration of Broadview Security, compared to approximately 56% for the year ended September 24, 2010, and 52% for the year ended September 25, 2009. In the Tyco Fire Protection business, service revenue remained steady as a percentage of Tyco Fire Protection's total revenue at 38% in 2011 and 2010, as compared to 36% in 2009. For the year ended September 30, 2011, non-service revenue in Tyco Security Solutions and Tyco Fire Protection improved slightly compared to the prior annual periods, due to strength in systems installation and related products and product sales in Tyco Security Solutions and product sales in Tyco Fire Protection. These improvements were partially offset by continued weakness in our Tyco Flow Control segment's Water and Environmental Systems business.

Operating income for the year ended September 30, 2011 increased $521 million, or 33%, to $2.1 billion, as compared to operating income of $1.6 billion for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 includes a net gain on divestitures of $230 million primarily related to the sale of a majority interest in our Electrical and Metal products business compared to a net gain on divestitures of $40 million for the year ended September 24, 2010. Operating income was also favorably impacted by changes in foreign currency exchange rates of $60 million, or 3.8%. The increase in operating income in 2011 also reflects strong growth in our Tyco Security Solutions business. Operating income was favorably impacted for the year ended September 30, 2011 due to lower restructuring and asset impairment charges of $87 million as compared to $145 million for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 included acquisition and integration costs of $39 million as compared to $35 million for the year ended September 24, 2010.

Our cash balance was $1.4 billion and $1.8 billion as of September 30, 2011 and September 24, 2010, respectively. We generated approximately $2.4 billion of cash from operating activities and utilized $1.3 billion of cash in investing activities and $1.5 billion of cash in financing activities during the year ended September 30, 2011. During the year ended September 30, 2011, approximately $1.0 billion of cash was generated from divestitures, primarily related to $713 million for the sale of the majority interest in our Electrical and Metal Products business and $264 million for the sale of our European water business, which was presented in net cash provided by (used in) discontinued investing activities in our Consolidated Statement of Cash Flows. During the year ended September 30, 2011, uses of cash primarily included $1.3 billion to repurchase our common shares, $788 million of capital expenditures, $656 million for acquisitions, net of cash acquired, $614 million to purchase customer contracts in our Tyco Security Solutions segment and $458 million to pay cash dividends.

Recent Transactions

On September 19, 2011, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies consisting of the Company's North American residential security business, its flow control business, and its commercial fire and security business. The 2012 Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control and North American residential security business.

Completion of the proposed separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the SEC. The separation will also be subject to the completion of any necessary financing.

During fiscal 2011, we made a number of strategic investments within our three core businesses. On April 29, 2011, our Tyco Security Solutions segment completed the acquisition of Signature Security Group for $184 million, net of cash acquired of $2 million. Signature Security Group is an electronic security company operating in Australia and New Zealand primarily in small business and residential markets. On June 29, 2011, the Company's Flow Control segment finalized the acquisition of a 75% equity interest in privately-held KEF Holdings Ltd. ("KEF"), a vertically integrated valve manufacturer in the Middle East, for approximately $295 million, net of cash acquired of $1 million. Additionally, in connection with the acquisition we acquired $64 million of debt which was substantially paid as of September 30, 2011. On September 1, 2011, our Fire Protection segment completed the acquisition of Chemguard Inc. ("Chemguard") for approximately $130 million, net of cash acquired of $1 million. Chemguard is a provider of firefighting foam concentrates and equipment, foam systems, services and specialty chemicals. On September 15, 2011, the Company reached an agreement to acquire Visonic Ltd. ("Visonic"), a global developer and manufacturer of electronic security systems and components, for approximately $100 million in cash. The transaction is expected to close during the first quarter of fiscal 2012. Following the close of the transaction, the Company intends to combine Visonic with the Company's Tyco Security Solutions segment. See Note 5 to the Consolidated Financial Statements

On November 9, 2010, we announced that we entered into an investment agreement (the "Agreement") to sell a majority interest in our Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). We formed a newly incorporated holding company, Atkore International Group Inc. ("Atkore"), to hold our Electrical and Metal Products business. On December 22, 2010, the transaction closed and the Investor acquired shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock"). The Preferred Stock initially represented 51% of the outstanding capital stock (on an as-converted basis) of Atkore. In connection with the closing, we received cash proceeds of approximately $713 million and recorded a gain of $259 million during the first quarter of 2011. During the year ended September 30, 2011, we recorded working capital adjustments of $11 million that reduced the gain on disposal. The gain on disposal is recorded within restructuring, asset impairments and divestiture (gains) charges, net in our Consolidated Statement of Operations.

On September 30, 2010, we sold our water business in Europe, which was part of our Tyco Flow Control segment. The business met the discontinued operations criteria and has been included in discontinued operations for all periods presented. The sale was completed for approximately $264 million in cash proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $172 million, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations.

References to the segment data are to the Company's continuing operations. As discussed above, the Company realigned certain business operations during the first quarter of fiscal 2011 and

accordingly has recast prior period segment amounts. See Note 21 to the Consolidated Financial Statements.

Operating Results

	September 30, 2011[(1)]	September 24, 2010[(1)]	September 25, 2009[(1)]
Revenue from product sales	$ 9,601	$ 9,990	$10,134
Service revenue	7,754	7,026	6,748
Net revenue	$17,355	$17,016	$16,882
Operating income (loss)	$ 2,119	$ 1,598	$(1,506)
Interest income	34	31	44
Interest expense	(244)	(284)	(301)
Other expense, net	(16)	(75)	(7)
Income (loss) from continuing operations before income taxes	1,893	1,270	(1,770)
Income tax expense	(326)	(138)	(71)
Income (loss) from continuing operations	1,567	1,132	(1,841)
Income from discontinued operations, net of income taxes	168	7	47
Net income (loss)	$ 1,735	$ 1,139	$(1,794)
Less: noncontrolling interest in subsidiaries net (loss) income	2	7	4
Net income (loss) attributable to Tyco common shareholders	$ 1,733	$ 1,132	$(1,798)

(1) On December 22, 2010, we sold a majority interest in our Electrical and Metal Products business. Through closing on December 22, 2010, net revenue and operating income for this business were $347 million and $7 million, respectively, for the year ended September 30, 2011. Net revenue was $1.4 billion for both the year ended September 24, 2010 and September 25, 2009. Operating income was $100 million for the year ended September 24, 2010 and operating loss was $938 million for the year ended September 25, 2009. There is no annual discussion relating to the Electrical and Metal Products business. This information has been provided in order to reconcile to the above net revenue and operating income for the years ended September 30, 2011, September 24, 2010, and September 25, 2009.

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our segments included in continuing operations.

Tyco Security Solutions

Net Revenue

Net revenue for Tyco Security Solutions for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were as follows ($ in millions):

	2011	2010	2009
Service revenue			
Recurring	$4,907	$4,295	$3,861
Non-recurring	729	709	951
Total service revenue	5,636	5,004	4,812[1]
Revenue from product sales (non-recurring)			
System installation and related products	2,584	2,377	2,255
Security products	406	353	308
Total revenue from product sales	2,990	2,730	2,563[1]
Net revenue	$8,626	$7,734	$7,375

(1) As discussed in Note 1 to the Consolidated Financial Statements, revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems is classified as revenue from product sales. In reporting periods prior to the first quarter of fiscal 2010, revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems was misclassified as service revenue. Such item had no effect on net revenue, operating income (loss), net income (loss) and cash flows. No changes have been made to previously filed financial statements or in the comparative amounts presented herein, as the effect in prior periods is not material. Revenue related to the sale of such electronic tags and labels reflected as service revenue was $286 million in 2009 and related cost of services was $176 million in 2009.

Net revenue for Tyco Security Solutions of $8.6 billion increased by $892 million, or 11.5%, during the year ended September 30, 2011 as compared to the year ended September 24, 2010. Net revenue was favorably impacted by the estimated net impact of acquisitions and divestitures of $235 million, or 3.0%, substantially all of which was related to the acquisition of Broadview Security in May 2010, and to a lesser extent, Signature Security Group in April 2011, offset by divested revenue from our French Security business which was sold in March 2010. Changes in foreign currency exchange rates also favorably impacted net revenue by $192 million, or 2.5%. In addition, an estimated $38 million, or 0.5%, of revenue is attributable to the additional week in fiscal 2011, all of which is non-recurring. The remaining increase in net revenue was primarily due to incremental account growth, net of attrition, in the recurring revenue businesses in North America and Rest of World ("ROW"), and strength in our non-recurring businesses related to construction project activity and security system upgrades in North America and retail store expansion activity in ROW.

Net revenue for Tyco Security Solutions of $7.7 billion increased by $359 million, or 4.9%, during the year ended September 24, 2010 as compared to September 25, 2009. Net revenue was favorably impacted by changes in foreign currency exchange rates of $239 million, or 3.2%. Net revenue was also favorably impacted by the net impact of acquisitions and divestitures of $72 million, or 1.0%, which was primarily the result of $193 million in net revenue estimated to be contributed by the Broadview Security acquisition partially offset by $109 million of divested revenue relating to our French security business.

Recurring Net Revenue

Recurring revenue is generated from contractual monitoring and maintenance agreements that are long-term in nature, and is primarily driven by the addition or loss of customer accounts and increases or decreases in average revenue per customer.

	For the Years Ended		
	September 30, 2011	September 24, 2010	September 25, 2009
Number of customer accounts[1]	9.0 million	8.9 million	7.4 million
Trailing 52 week attrition[1][2]	12.6%	12.8%	13.3%
Average monthly revenue per customer[1]	$45.35	$44.62	$45.81

(1) The number of customer accounts, attrition rates and average revenue per customer for all periods exclude the impact of divestitures.

(2) Trailing 52 week attrition rates exclude the impact of changes in foreign currency exchange rates.

Recurring revenue increased by $612 million, or 14.2%, to approximately $4.9 billion during the year ended September 30, 2011 as compared to the year ended September 24, 2010. Recurring net revenue was favorably impacted by the estimated impact of acquisitions and divestitures of $322 million, or 7.5%, relating to our acquisition of Broadview Security in May 2010, and to a lesser extent the acquisition of Signature Security Group in April 2011. Changes in foreign currency exchange rates also favorably impacted recurring revenue by $84 million, or 2.0%. Customer accounts grew during the year ended September 30, 2011 by approximately 0.1 million, or 1.1%, to a total of 9.0 million accounts. The increase in average monthly revenue per customer of $0.73 from the year ended September 24, 2010 to the year ended September 30, 2011 was partially due to favorable foreign exchange rates along with incremental account growth, net of attrition, in the North America and ROW regions.

Recurring revenue increased by $434 million, or 11.2%, to approximately $4.3 billion, during the year ended September 24, 2010 as compared to the year ended September 25, 2009, as a result of growth in customer accounts of approximately 1.5 million, or 20.3%, to a total of approximately 8.9 million accounts as of September 24, 2010. Approximately 1.4 million customer accounts were acquired on May 14, 2010 in connection with the Broadview Security acquisition. The net impact of acquisitions and divestitures and changes in foreign currency exchange rates favorably impacted recurring revenue by $149 million, or 3.9%, and $116 million, or 3.0%, respectively, in 2010.

Non-Recurring Net Revenue

Non-recurring revenue is generated from product sales (including sales and installation of electronic security and products related to retailer anti-theft systems, as well as other life safety systems) and from services such as the provisioning of armored guards and one-time repair, security system upgrades or inspection jobs. Non-recurring net revenue increased by $280 million, or 8.1%, to $3.7 billion for the year ended September 30, 2011 as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted non-recurring net revenue by $108 million, or 3.1%. In addition, an estimated $38 million, or 1.1%, of non-recurring revenue is attributable to the additional week in fiscal 2011. These increases were partially offset by an unfavorable net impact of acquisitions and divestitures of $89 million or 2.6%, primarily relating to the sale of our French Security business in March 2010. The remaining increase was primarily due to strength in commercial end markets with new retail store expansion activity in ROW and increased demand within North America for construction projects and security systems upgrades.

Non-recurring revenue declined by $75 million, or 2.1%, to approximately $3.4 billion during the year ended September 24, 2010, as compared to the year ended September 25, 2009, due to lower sales volume primarily as the result of weakness in the commercial end market, which declined at a slower rate than the same period in the prior year. Changes in foreign currency exchange rates favorably impacted systems installation, product sales and other service revenue by $122 million, or 3.5%, while the net impact of acquisitions and divestitures resulted in an unfavorable impact of $76 million, or 2.2%.

Revenue by Geography

North American revenue consists of residential and small business, primarily a recurring revenue business, and commercial, primarily a non-recurring revenue business. Europe, Middle East and Africa ("EMEA") and ROW revenue are primarily commercial. Net revenue by geography for Tyco Security Solutions was as follows ($in millions):

	2011	2010	2009
North America	$5,102	$4,436	$4,185
Europe, Middle East and Africa	1,726	1,738	1,875
Rest of World	1,392	1,207	1,007
Tyco Security Products[1]	406	353	308
Net revenue	$8,626	$7,734	$7,375

(1) Tyco Security Products is managed as a global business.

North America

Net revenue in North America increased by $666 million, or 15.0%, for the year ended September 30, 2011 as compared to the year ended September 24, 2010, primarily as a result of the acquisition of Broadview Security. Changes in foreign currency exchange rates favorably impacted North American revenue by $25 million, or 0.6%. Residential and small business net revenue increased by 19.9% compared to the year ended September 24, 2010, primarily due to the acquisition of Broadview Security. Commercial net revenue increased by 8.2%, as compared to the year ended September 24, 2010, primarily as a result of an increase in construction projects and security system upgrades in the commercial end markets which was partially offset by softness in the retail market.

Net revenue in North America increased by $251 million, or 6.0%, for the year ended September 24, 2010 as compared to the year ended September 25, 2009, primarily as the result of the net impact of acquisitions and divestitures, which favorably impacted net revenue by an estimated $193 million, or 4.6%, as the result of the acquisition of Broadview Security. Changes in foreign currency exchange rates also favorably impacted net revenue by $48 million, or 1.1%. Residential and small business net revenue increased by 15.3% compared to the year ended September 25, 2010, primarily due to the acquisition of Broadview Security. Commercial net revenue decreased by 4.8% due to the decline in systems installation and product sales as the result of weakness in the commercial market, although the rate of decline was slower than the same period in the prior year.

Europe, Middle East, and Africa

Net revenue in EMEA decreased by $12 million, or 0.7%, for the year ended September 30, 2011 as compared to the year ended September 24, 2010, primarily due to the unfavorable net impact of acquisitions and divestitures of $138 million, or 7.9%, resulting from the sale of certain businesses, including the French security business in March 2010, and several smaller businesses in Europe over the course of fiscal 2010. The decrease was partially offset by favorable changes in foreign currency

exchange rates of $70 million, or 4.0%. Stronger systems installation across Continental Europe also favorably increased net revenue.

Net revenue in EMEA decreased by $137 million, or 7.3%, for the year ended September 24, 2010 as compared to the year ended September 25, 2009, as favorable changes in foreign currency exchange rates of $60 million, or 3.2%, were more than offset by a decline in systems installation and other service revenue as a result of weakness in the commercial end market, although the rate of decline was slower than the same period in the prior year. Additionally, EMEA net revenue was unfavorably impacted by $120 million, or 6.4%, due to the impact of divestitures.

Rest of World

Net revenue in ROW increased by $185 million, or 15.3%, for the year ended September 30, 2011 as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted net revenue by $83 million, or 6.9%. The remaining increase in net revenue in ROW was primarily attributable to retail store expansion, increases in the customer account bases and increased systems installation activity in the Asia Pacific and Latin America regions.

Net revenue in ROW increased by $200 million, or 19.9%, for the year ended September 24, 2010 as compared to the year ended September 25, 2009, primarily due to recurring revenue growth in both Latin American and Asia Pacific regions resulting from customer account growth. The Asia-Pacific region experienced an increase in system installation, products sales and other service revenue which was partially offset by a decrease in the Latin American region due to a slowdown in commercial and retailer end markets. Net revenue in the Rest of World geographies was also favorably impacted by changes in foreign currency exchange rates of $111 million, or 11.0%.

Tyco Security Products

Net revenue in Tyco Security Products increased by $53 million, or 15.0%, for the year ended September 30, 2011 as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted net revenue by $14 million, or 4.0%. The remaining increase in net revenue was primarily due to growth across multiple product lines globally.

Net revenue in Tyco Security Products increased by $45 million, or 14.6%, for the year ended September 24, 2010 as compared to the year ended September 25, 2009. Changes in foreign currency exchange rates favorably impacted net revenue by $20 million, or 6.5%. Additionally, net revenue increased due to higher volume primarily related to the introduction of several new products.

Operating Income and Operating Margin

Operating income and operating margin for Tyco Security Solutions were as follows ($ in millions):

	2011	2010	2009
Operating income	$1,361	$1,090	$(514)
Operating margin	15.8%	14.1%	—%(1)

(1) Certain operating margins and percentages have not been presented as management believes such calculations are not meaningful.

Operating income of $1.4 billion increased by $271 million, or 24.9%, in the year ended September 30, 2011 as compared to the year ended September 24, 2010. Operating income and operating margin for the year ended September 30, 2011 continued to be favorably impacted by higher sales volume, efficiencies gained through restructuring actions taken in prior years and other cost containment activities. Changes in foreign currency exchange rates favorably impacted operating income by $23 million, or 2.1%. Included in operating income for the year ended September 30, 2011 was $25 million of restructuring charges, net as compared to $62 million of restructuring charges, net for the year ended September 24, 2010. In addition, included in operating income for the year ended September 30, 2011 is $33 million of acquisition and integration costs primarily related to the acquisition of Broadview Security and Signature Security Group, as compared to $32 million of acquisition and integration costs during the year ended September 24, 2010. Included in the operating income for the prior year comparable period is a $45 million gain on divestitures, net primarily related to the sale of our French security business and a curtailment gain of $12 million, which was recognized upon the freezing of certain defined benefit plans in the United Kingdom, as compared to the absence of similar charges for the year ended September 30, 2011.

Operating income of $1.1 billion increased by $1.6 billion in the year ended September 24, 2010 as compared to the year ended September 25, 2009. Operating income for the year ended September 25, 2009 was negatively affected by goodwill impairment charges of $1.3 billion recorded at our ADT EMEA, Access Controls and Video Systems ("ACVS") and Sensormatic Retail Solutions reporting units and intangible asset impairment charges of $64 million. Operating income for the year ended September 24, 2010 was positively impacted by the shift to higher margin recurring revenue. Additionally, 2010 operating income was favorably impacted by the net impact of savings realized through previous restructuring and cost containment actions, and a curtailment gain of $12 million recognized when certain defined benefit pension plans were frozen in the United Kingdom. These increases were partially offset by an increase in the amortization of intangible assets primarily relating to the Broadview Security acquisition. During the year ended September 24, 2010, $62 million of net restructuring charges were incurred, of which $14 million related to restructuring actions associated with the acquisition of Broadview Security, as compared to $118 million of restructuring charges, net during the year ended September 25, 2009. Additionally, management estimated that $2 million of additional charges resulting from restructuring actions was incurred during the year ended September 25, 2009. Fiscal 2010 also included a $45 million gain on divestitures, net primarily related to the sale of our French security business, and $32 million of acquisition and integration costs related to the acquisition of Broadview Security, as compared to a $6 million loss on divestitures and nil of acquisition costs during fiscal 2009. Changes in foreign currency exchange rates favorably impacted operating income by $33 million, or 6.4%.

Tyco Fire Protection

Net Revenue

Net revenue for Tyco Fire Protection for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were as follows ($ in millions):

	2011	2010	2009
Revenue from product sales			
Systems installation and related products	$1,617	$1,621[(1)]	$1,744[(1)]
Products	1,320	1,156	1,206
Total revenue from products sales	$2,937	$2,777	$2,950
Service revenue	1,806	1,733[(1)]	1,670[(1)]
Net revenue	$4,743	$4,510	$4,620

(1) Revenue related to the sale of certain products is classified as revenue from product sales. In reporting periods prior to the first quarter of fiscal 2011, revenue related to certain systems installation products was misclassified as service revenue. The service revenue and systems installation revenue during the years ended September 24, 2010 and September 25, 2009 have not been changed for this misclassification, as the effect is not material. The impact of the misclassification for the years ended September 24, 2010 and September 25, 2009 would have been to decrease service revenue by $37 million and $36 million, respectively, with a corresponding increase to systems installation within revenue from product sales. If the revenue from the sale of these products during the years ended September 24, 2010 and September 25, 2009 were classified as product sales, service revenue would have increased $110 million, or 6.5% for the year ended September 30, 2011, and $62 million, or 3.8% for the year ended September 24, 2010. In addition, product sales would have increased by $123 million, or 4.4% for the year ended September 30, 2011, and decreased $172 million, or 5.8% for the year ended September 24, 2010.

Net revenue for Tyco Fire Protection of $4.7 billion increased by $233 million, or 5.2%, during the year ended September 30, 2011, as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted net revenue by $126 million, or 2.8%. In addition, an estimated $60 million, or 1.3% of revenue is attributable to the additional week in fiscal 2011, while the deconsolidation of a joint venture in our Fire Protection services business as a result of adopting a new accounting standard unfavorably impacted net revenue by $72 million, or 1.6%. The remaining increase in revenue was primarily driven by increased volume in product sales as a result of generally improved end-market demand, implementation of pricing actions to offset commodity inflationary pressures, increased services revenue as a result of continued focus on driving recurring revenue and continued emerging markets expansion, partially offset by a decline in systems installation revenue as a result of project selectivity across all regions.

Net revenue for Tyco Fire Protection decreased $110 million, or 2.4%, during the year ended September 24, 2010 compared to the year ended September 25, 2009. Net revenue was unfavorably impacted by acquisitions and divestitures of $37 million, or 0.8%. Net revenue was favorably impacted by changes in foreign currency exchange rates of $130 million, or 2.8%. The remaining decrease was primarily due to weakness in commercial markets and project selectivity resulting from a focus on higher margin projects.

Revenue from product sales

Systems installation and related products

Revenue from product sales includes sales and installation of fire protection and other systems. Revenue from systems installation decreased by $4 million, or 0.2%, during the year ended September 30, 2011, as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted systems installation revenue by $45 million, or 2.8%, while the deconsolidation of a joint venture discussed above unfavorably impacted systems installation by $51 million, or 3.1%. Revenue from systems installation was also unfavorably impacted by project selectivity resulting from a focus on higher margin projects across all regions.

Revenue from systems installation decreased by $123 million, or 7.1%, during the year ended September 24, 2010, as compared to the year ended September 25, 2009. Changes in foreign currency exchange rates favorably impacted systems installation revenue by $56 million, or 3.2%. Despite the favorable impact of foreign currency, revenue decreased due to decreased upgrade activity from customers, and project selectivity resulting from a focus on higher margin project across all regions.

Product sales

Revenue from product sales increased by $164 million, or 14.2%, during the year ended September 30, 2011, as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted product revenue by $24 million, or 2.1%. The remaining increase in net revenue was driven by increased volumes due to improved end-market demand and implementation of pricing actions to offset commodity inflationary pressures.

Revenue from product sales decreased by $50 million, or 4.1%, during the year ended September 24, 2010, as compared to the year ended September 25, 2009. Product revenue was unfavorably impacted by the estimated impact of $32 million, or 2.7% of divestitures. This decrease was partially offset by changes in foreign currency exchange rates which favorably impacted product revenue by $13 million, or 1.1%. The remaining decrease was due to weakness in end-market demand.

Service revenue

Service revenue consists of inspection, maintenance, monitoring and repair of fire detection, suppression and other life safety systems. Service revenue increased by $73 million, or 4.2%, during the year ended September 30, 2011, as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted service revenue by $56 million, or 3.2%, while the deconsolidation of a joint venture discussed above unfavorably impacted service revenue by $21 million, or 1.2%. The remaining increase in service revenue was as a result of management's continued focus on expanding our recurring service revenue across all regions.

Service revenue increased by $63 million, or 3.8%, during the year ended September 24, 2010, as compared to the year ended September 25, 2009. Changes in foreign currency exchange rates favorably impacted service revenue by $61 million, or 3.7%. Despite the favorable impact of foreign currency, service revenue was flat due primarily to weakness in the European markets.

Operating Income and Operating Margin

Operating income and operating margin for Tyco Fire Protection were as follows ($ in millions):

	2011	2010	2009
Operating income	$ 534	$ 460	$20
Operating margin	11.3%	10.2%	—(1)

(1) Certain operating margins and percentages have not been presented as management believes such calculations are not meaningful.

Operating income of $534 million increased $74 million, or 16.1%, for the year ended September 30, 2011 as compared to the year ended September 24, 2010. Changes in foreign currency exchange rates favorably impacted operating income by $15 million, or 3.3%. Other factors that contributed to the net increase in operating income and operating margin were increased sales volume, implementation of pricing actions to offset commodity inflationary pressures in the products business, project selectivity in the systems installation business, and cost-containment initiatives. These increases were partially offset by additional environmental remediation costs of $11 million, net of recoveries related to an isolated site, and a $5 million decrease to operating income related to the deconsolidation of a joint venture. Included in operating income for the prior year comparable period is a curtailment gain of $8 million, which was recognized upon the freezing of certain defined benefit plans in the United Kingdom. Included in operating income for the year ended September 30, 2011 was $38 million of restructuring charges, net as compared to $42 million of restructuring charges, net for the year ended September 24, 2010. Included in operating income for the year ended September 30, 2011 was $29 million of losses on divestitures as compared to $2 million of losses on divestitures for the year ended September 24, 2010.

Operating income increased $440 million during the year ended September 24, 2010 as compared to the year ended September 25, 2009. Operating income during the year ended September 25, 2009 was negatively affected by a goodwill impairment charge of $420 million recorded at the EMEA Fire and Life Safety reporting units. Additionally, operating income in 2010 was favorably impacted by savings realized through cost containment actions, $14 million of favorable changes in foreign currency exchange rates, and to a lesser extent, a curtailment gain of approximately $8 million recognized when certain defined benefit pension plans were frozen in the United Kingdom. There were $42 million of restructuring charges, net and a loss on divestiture of $2 million during the year ended September 24, 2010, compared with $62 million of restructuring charges, net and nil of divestiture charges incurred in 2009. Additionally, management estimates that $7 million of additional charges resulting from restructuring actions were incurred during 2009. Operating income in 2009 was also unfavorably affected by the decreased sales volume discussed above.

Tyco Flow Control

Net Revenue

Net revenue for Tyco Flow Control for the years ended September 30, 2011, September 24, 2010, and September 25, 2009 were as follows ($ in millions):

	2011	2010	2009
Revenue from product sales	$3,330	$3,089	$3,232
Service revenue	309	284	263
Net revenue	$3,639	$3,373	$3,495

Net revenue for Tyco Flow Control of $3.6 billion increased by $266 million, or 7.9%, during the year ended September 30, 2011 as compared to the year ended September 24, 2010. The increase in revenue was primarily due to favorable impacts from changes in foreign currency exchange rates of $183 million, or 5.4%. In addition, an estimated $45 million, or 1.3%, of revenue is attributable to the additional week in fiscal 2011. Net revenue was favorably impacted by the estimated net impact of acquisitions and divestitures of $7 million, or 0.2%. The remaining increase was primarily due to continued strength in end-market demand in our Valves and Controls and Thermal Controls businesses partially offset by weakness in our Water and Environmental Systems business. The decreased revenue in our Water and Environmental Systems business was primarily due to the completion of a large desalinization project in Australia that commenced during the second quarter of fiscal 2010, and was completed at the beginning of the second quarter fiscal 2011.

Net revenue for Tyco Flow Control of $3.4 billion decreased by $122 million, or 3.5%, during the year ended year ended September 24, 2010 as compared to the year ended September 25, 2009. Net revenue was favorably impacted by changes in foreign currency exchange rates of $218 million, or 6.2%, as well as the net impact of acquisitions and divestitures of $10 million, or 0.3%. This was more than offset by decreased revenues due to reduced volume in the Valves and Controls business driven by decreased demand in end markets.

Operating Income and Operating Margin

Operating income and operating margin for Tyco Flow Control for the years ended September 30, 2011, September 24, 2010, and September 25, 2009 were as follows ($ in millions):

	2011	2010	2009
Operating income	$ 413	$ 410	$ 496
Operating margin	11.3%	12.2%	14.2%

Operating income of $413 million increased by $3 million, or 0.7%, in the year ended September 30, 2011 as compared to the year ended September 24, 2010. Operating income was favorably impacted by changes in foreign currency exchange rates of $22 million, or 5.4%. The increase in operating income was primarily due to continued strength in the Valves and Controls and Thermal Controls businesses, which was more than offset by weakness in our Water and Environmental Systems business. Restructuring charges, net were $11 million during the year ended September 30, 2011 as compared to $25 million in the prior year. The year ended September 30, 2011 included a $6 million gain on divestiture, compared to a $1 million gain on divestiture for the year ended September 24, 2010.

Operating income of $410 million decreased by $86 million, or 17.3%, during the year ended September 24, 2010 as compared to the year ended September 25, 2009, primarily due to decreased volume in our valves business and an expected loss related to completion of a long-term construction project of approximately $18 million. These declines were partially offset by favorable changes in foreign currency exchange rates of $31 million, or 6.3%. The decline in operating income was also partially offset by savings realized through cost containment and restructuring actions. Operating income was unfavorably impacted by $24 million of restructuring and divestiture charges, net during both fiscal 2010 and fiscal 2009. Additionally, management estimated that $5 million of additional charges resulting from restructuring actions were incurred during the year ended September 25, 2009.

Corporate and Other

Corporate expense decreased $266 million, or 57.6%, to $196 million for the year ended September 30, 2011 as compared to an expense of $462 million for the year ended September 24, 2010. The decrease in corporate expense during the year ended September 30, 2011 is related to a $253 million net gain on divestitures, primarily related to the divestiture of our Electrical and Metal Products business, compared to a $4 million net loss on divestitures during the year ended September 24, 2010. Corporate expense was also favorably impacted by cost containment initiatives during the year ended September 30, 2011, as well as a lower net asbestos charge of $11 million recorded in connection with the Company's valuation of its asbestos-related liabilities during the year ended September 30, 2011 compared to a $52 million, net asbestos charge recorded during the year ended September 24, 2010. Corporate also recorded a $20 million charge in relation to a legacy legal matter during the year ended September 30, 2011 as compared to nil during the year ended September 24, 2010. Additionally, net restructuring charges and acquisition charges for the year ended September 30, 2011 were $12 million and $1 million respectively, while the year ended September 24, 2010 included restructuring charges and acquisition charges of $1 million and $3 million, respectively. The year ended September 30, 2011 included $24 million of separation costs primarily related to

professional fees and banking services. See Note 2 to our Consolidated Financial Statements for further information.

Corporate expense decreased $108 million, or 18.9%, to $462 million for year ended September 24, 2010 as compared to $570 million for the year ended September 25, 2009. Corporate expense during 2009 was negatively affected by approximately $125 million of charges related to legacy securities matters partially offset by a $16 million benefit related to a settlement reached with a former executive. Restructuring charges decreased to $1 million for the year ended September 24, 2010 as compared to $10 million in the year ended September 25, 2009. Corporate expense was also favorably impacted by savings realized through cost containment and restructuring charges. These decreases in Corporate expenses were partially offset by a $52 million net asbestos charge recorded during the third quarter of 2010 as compared to a $37 million net asbestos charge in 2009, both of which were recorded in conjunction with the valuation of our asbestos-related liabilities and insurance assets. In addition, $4 million of divestiture charges, net, and $3 million of acquisition costs were recorded during the year ended September 24, 2010 as compared to $6 million of divestiture charges, net, and nil of acquisition costs for the year ended September 25, 2009.

Interest Income and Expense

Interest income was $34 million in 2011, as compared to $31 million and $44 million in 2010 and 2009, respectively. Interest income increased in 2011 primarily due to increased investment yields compared to 2010, while investment yields continue to be lower than those experienced in 2009.

Interest expense was $244 million in 2011, as compared to $284 million and $301 million in 2010 and in 2009, respectively. The weighted-average interest rate on total debt outstanding as of September 30, 2011, September 24, 2010, September 25, 2009 was 5.9%, 6.3% and 6.6%, respectively. The decreases in interest expense and weighted-average interest rate are primarily related to savings realized from the replacement of higher coupon notes with lower coupon notes over the past year, including the redemption of 6.375% notes due 2011 and issuance of 3.375% notes due 2015 during the third quarter of 2010 and the maturity of 6.75% notes due 2011 and issuances of the 3.75% notes due 2018 and 4.625% notes due 2023 during the second quarter of 2011.

Other Expense, Net

Other expense, net of $16 million in 2011, primarily relates to our share of Atkore's net loss of $9 million, which is accounted for under the equity method of accounting, and a decrease in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement of $7 million. See Note 7 to the Consolidated Financial Statements.

Other expense, net of $75 million in 2010, primarily related to a charge of $87 million as a loss on extinguishment of debt on the redemption of our 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029. See Note 12 to the Consolidated Financial Statements. This loss was partially offset by an $8 million gain recorded as a result of an increase in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement.

Other expense, net of $7 million in 2009, primarily related to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

Effective Income Tax Rate

Our effective income tax rate was 17.2% and 10.9% during the years ended September 30, 2011 and September 24, 2010, respectively. The increase in our effective income tax rate was primarily

related to the tax charge recorded in conjunction with the sale of a majority interest in our Electrical and Metal Products business during the first quarter of 2011, a non-recurring transaction generating a tax benefit in 2010 and a release of a deferred tax valuation allowance in 2010. The effective income tax rate was positively impacted by favorable audit resolutions in multiple jurisdictions during 2011. The rate can vary from quarter to quarter due to discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors, such as the geographic mix of income before taxes.

The effective income tax rate for 2009 is not meaningful primarily as a result of the loss driven by goodwill impairment charges of $2.6 billion for which almost no tax benefit was available. Additionally, taxes for 2009 were positively impacted by increased profitability in lower tax rate jurisdictions and release of contingency reserves partially offset by enacted tax law changes and changes in foreign exchange rates that negatively impacted the non-U.S. deferred tax assets.

The valuation allowance for deferred tax assets of $1,400 million and $1,379 million as of September 30, 2011 and September 24, 2010, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when the Company determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company's Consolidated Balance Sheets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Substantially all of these potential tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as payment is not expected within one year.

2009 Goodwill and Intangible Asset Impairments

Annually in the fiscal fourth quarter, and more frequently if triggering events occur, we test goodwill and indefinite-lived intangible assets for impairment by comparing the fair value of each reporting unit or indefinite-lived intangible assets with its carrying amount.

We began to experience a decline in revenue during the first quarter of 2009 in our Tyco Security Solutions and Tyco Fire Protection segments as a result of a slowdown in the commercial markets, including the retailer end market as well as a decline in sales volume at our Electrical Metal Products segments. Although we considered and concluded that these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecasted results, restructuring actions and weaker industry outlooks, caused us to conclude that sufficient indicators of impairment existed. Reporting units within our Tyco Security Solutions and Tyco Fire Protection segments continued to be negatively impacted as a result of a slowdown in the commercial markets including the retailer end market. Additionally, our Electrical Metal Products reporting unit continued to be negatively impacted by a decline in sales volume due to the downturn in the non-residential construction market. We determined that these underlying events and circumstances constituted triggering events for six reporting units where such events would more likely than not reduce the fair value below their respective carrying amounts. Specifically, we concluded that our EMEA Security, ACVS and Sensormatic Retail Solutions ("SRS") reporting units within the Tyco Security Solutions segment the EMEA Fire and Life Safety reporting units within the Tyco Fire Protection segment and our Electrical and Metal Products reporting unit

within the Electrical and Metal Products segment experienced triggering events such that the carrying values of these reporting units likely exceeded their fair values. Furthermore, we determined that certain indefinite-lived intangible assets required impairment testing based on the underlying events and circumstances described as well as the continued deterioration of the business environment related to the retailer end market of our Tyco Security Solutions segments. As a result of the triggering events, we performed long-lived asset, goodwill and intangible asset impairment tests for these reporting units and certain of our trade names and franchise rights.

Fair value of each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. In determining fair value, management relied on and considered a number of factors, including operating results, business plans, economic projections including the timing for an economic recovery, cash flow forecasts, market data, and our overall market capitalization. Based on the factors described above, actual and anticipated reductions in demand for the reporting unit's products and services as well as increased risk due to economic uncertainty, the estimates of future cash flows used in the second quarter of 2009 discounted cash flow analyses were revised downward from our most recent test conducted during the fiscal fourth quarter of 2008. Furthermore, the range of the weighted-average cost of capital utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for our products and services. The results of the goodwill impairment tests indicated that the implied goodwill amount was less than the carrying amount of goodwill for each of the aforementioned reporting units. We recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in our Consolidated Statements of Operations for the quarter ended March 27, 2009.

Indefinite-lived intangible assets consisting primarily of trade names and franchise rights were tested for impairment using either a relief from royalty method or excess earnings method, which include the selection of appropriate discount rates, royalty rates and terminal year growth rate assumptions and estimates of the amount and timing of future cash flows attributable to the underlying intangible assets. Also, during the second quarter of 2009, our estimates of future cash flows used in determining the fair value of our Tyco Security Solutions segment Sensormatic tradename as well as certain Tyco Security Solutions segment franchise rights were revised downward relative to the estimates used in our tests during the fourth quarter of 2008. The results of the impairment test indicated that the Tyco Security Solutions Sensormatic tradename and Tyco Security Solutions franchise rights estimated fair values were less than their respective carrying amounts. As a result, we recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in our Consolidated Statements of Operations for the quarter ended March 27, 2009.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets—Tyco considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property,

plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition. The Company depreciates its pooled subscriber system assets (primarily in North America) and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 265% for residential subscriber pools and 135% to 360% for commercial subscriber pools and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Provisions for anticipated losses are made in the period in which they become determinable.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. We assess our revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE or TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Asbestos-Related Contingencies and Insurance Receivables—We and certain of our subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. We estimate the liability and corresponding insurance recovery for pending and future claims and defense costs predominantly based on claim experience

over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, we use multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. We have concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens.

In connection with the recognition of liabilities for asbestos-related matters, we record asbestos-related insurance recoveries that are probable. The estimate of asbestos-related insurance recoveries represents estimated amounts due to us for previously paid and settled claims and the probable reimbursements relating to estimated liability for pending and future claims. In determining the amount of insurance recoverable, we consider available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Annually, we perform a detailed analysis with the assistance of outside legal counsel and other experts to review and update as appropriate the underlying assumptions used in the estimated asbestos-related assets and liabilities. On a quarterly basis, we re-evaluate the assumptions used to perform the annual analysis and record an expense as necessary to reflect changes in the estimated liability and related insurance asset. See Note 15 to the Consolidated Financial Statements for a discussion of management's judgments applied in the recognition and measurement of asbestos-related assets and liabilities.

Income Taxes—In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more-likely-than-not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the affect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and

other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. In the first step of the goodwill impairment test, we compare the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital for market participants. A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), is used to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, we compare the implied fair value of a reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

We recorded no goodwill impairments in conjunction with our annual goodwill impairment assessment performed during the fourth quarter of fiscal 2011. Additionally, we determined as part of the assessment that our Water and Environmental Systems reporting unit within our Flow Control segment had limited recoverability of goodwill. The fair value of the reporting unit exceeded its carrying value by 6.9%. As of September 30, 2011, the Water and Environmental Systems goodwill balance was $298 million. While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. The Company will continue to monitor the recoverability of its goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the

underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

- A prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end markets;
- An economic recovery that significantly differs from our assumptions in timing or degree;
- Volatility in equity and debt markets resulting in higher discount rates; and
- Unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Long-Lived Assets—Asset groups held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset group may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions resulting in actuarial gains and losses. For active plans, such actuarial gains and losses will be amortized over the average expected service period of the participants and in the case of inactive plans over the average remaining life expectancy of participants. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase the present value of pension obligations by approximately $75 million and increase our annual pension expense by approximately $2 million. We consider the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions in determining the expected long-term return on plan assets. A 25 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $4 million.

Liquidity and Capital Resources

A fundamental objective of the Company is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of its core businesses around the world. The primary source of funds to finance our operations and capital expenditures is cash generated by operations. In addition, we maintain a commercial paper program, have access to committed revolving credit facilities and have access to equity and debt capital from public and private sources. We continue to balance our operating, investing and financing uses of cash through investments and acquisitions in our core businesses, dividends and share repurchases. In addition, we currently estimate that we will incur approximately $700 million in costs related to the 2012 Separation. We believe our cash position, amounts available under our credit facilities and cash provided by operating activities will be adequate to cover our operational and business needs in the foreseeable future.

We had $1.4 billion and $1.8 billion of cash and cash equivalents as of September 30, 2011 and September 24, 2010, respectively. Cash generated by operating activities decreased to $2.4 billion for the year ended September 30, 2011 compared to $2.6 billion for the year ended September 24, 2010. Cash used in investing activities was $1.3 billion for the year ended September 30, 2011 compared to $1.8 billion for the year ended September 24, 2010. Cash used in financing activities was $1.5 billion for the year ended September 30, 2011 compared to $1.4 billion for the year ended September 24, 2010.

As of September 30, 2011, our shareholder's equity was $14.2 billion and our total debt was $4.1 billion. In addition, we had lines of credit totaling approximately $1.5 billion, none of which were drawn. Our ratio of total debt to total capital (the sum of our short- and long-term debt and shareholders' equity) was 23% as of both September 30, 2011 and September 24, 2010, respectively. This ratio is a measure of our long-term liquidity and is an indicator of financial flexibility.

On January 12, 2011, TIFSA, our finance subsidiary, issued $250 million aggregate principal amount of 3.75% notes due on January 15, 2018 and $250 million aggregate principal amount of 4.625% notes due on January 15, 2023, which are fully and unconditionally guaranteed by the Company. TIFSA received net cash proceeds of approximately $494 million. The net proceeds, along with other available funds, were used to fund the repayment of all of our outstanding 6.75% notes due in February 2011 with a principal amount of $516 million.

On March 24, 2011, TIFSA, as the Borrower, and the Company as the Guarantor, entered into a Four-Year Senior Unsecured Credit Agreement, providing for revolving credit commitments in the aggregate amount of $750 million (the "Credit Agreement"). In connection with entering into the Credit Agreement, TIFSA and the Company terminated the existing Three-Year Senior Unsecured Credit Agreement, dated June 24, 2008, which provided for revolving credit commitments in the aggregate amount of $500 million, and which was scheduled to expire in June 2011. At the same time, TIFSA also reduced the lenders' commitments under its existing Five-Year Senior Unsecured Credit Agreement, dated April 25, 2007, from an aggregate of $1.19 billion to $750 million, and which is scheduled to expire in April 2012.

Cash flow from operating activities

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Cash flows from operating activities:			
Operating income (loss)	$2,119	$1,598	$(1,506)
Goodwill and intangible asset impairments	—	—	2,705
Depreciation and amortization[1]	1,318	1,203	1,126
(Gain) loss on divestitures	(230)	(41)	13
Non-cash compensation expense	110	120	103
Deferred income taxes	91	(129)	(90)
Provision for losses on accounts receivable and inventory	82	127	156
Other, net	67	37	80
Net change in working capital	(584)	106	128
Interest income	34	31	44
Interest expense	(244)	(284)	(301)
Income tax expense	(326)	(138)	(71)
Net cash provided by operating activities	$2,437	$2,630	$ 2,387
Other cash flow items:			
Capital expenditures, net[2]	$ (779)	$ (689)	$ (690)
Increase (decrease) in the sale of accounts receivable	1	(2)	10
Accounts purchased by ADT	(614)	(559)	(543)
Purchase accounting and holdback liabilities	(10)	(3)	(2)
Voluntary pension contributions	15	—	22

(1) Includes depreciation expense of $695 million, $654 million, and $610 million in 2011, 2010 and 2009, respectively, and amortization of intangible assets of $623 million, $549 million, and $516 million in 2011, 2010 and 2009, respectively.

(2) Includes net proceeds received for the sale/disposition of property, plant and equipment of $9 million, $29 million, and $12 million in 2011, 2010 and 2009, respectively

The net change in working capital decreased operating cash flow by $584 million in 2011. The significant changes in working capital included a $271 million decrease in accrued and other liabilities, a $187 million increase in accounts receivable and a $137 million increase in inventories.

The net change in working capital increased operating cash flow by $106 million in 2010. The significant changes in working capital included a $119 million increase in accounts payable and an $88 million decrease in prepaid and other current assets which were partially offset by a $108 million increase in inventories.

The net change in working capital increased operating cash flow by $128 million in 2009. The significant changes in working capital included a $346 million decrease in inventory, a $191 million decrease in accounts receivable, a $106 million net decrease in contracts in progress, partially offset by a $337 million decrease in accounts payable and a $138 million decrease in income taxes, net.

During 2011, 2010 and 2009, we paid approximately $114 million, $160 million (inclusive of $2 million relating to the French security business being classified as held for sale) and $152 million, respectively, in cash related to restructuring activities. See Note 4 to our Consolidated Financial Statements for further information regarding our restructuring activities.

During the years ended September 30, 2011, September 24, 2010 and September 25, 2009 we made required contributions of $78 million, $82 million and $60 million, respectively to our U.S. and

non-U.S. pension plans. We also made voluntary contributions of approximately $15 million, nil and $22 million to our U.S. plans during the years ended September 30, 2011, September 24, 2010 and September 25, 2009. We anticipate contributing at least the minimum required to our pension plans in fiscal year 2012 of $44 million for our U.S. plans and $60 million for our non-U.S. plans.

Income taxes paid, net of refunds, related to continuing operations were $196 million, $255 million, and $281 million in 2011, 2010 and 2009, respectively.

Net interest paid, related to continuing operations were $195 million, $234 million, and $249 million in 2011, 2010 and 2009, respectively.

Cash flow from investing activities

We made capital expenditures of $788 million, $718 million, and $702 million during 2011, 2010 and 2009, respectively. The level of capital expenditures in fiscal year 2012 is expected to exceed the spending levels in fiscal year 2011 and is also expected to exceed depreciation expense.

During 2011, 2010 and 2009, we paid approximately $614 million, $559 million, and $543 million of cash, respectively, to acquire approximately 565,000, 501,000 and 512,000 customer contracts for electronic security services within our Tyco Security Solutions segment.

During 2011, we paid cash for acquisitions included in continuing operations totaling $656 million, net of cash acquired of $4 million, which primarily related to the acquisitions of Signature Security Group within our Tyco Security Solutions segment, KEF Holdings Ltd. within our Tyco Flow Control segment and Chemguard within our Tyco Fire Protection segment. During 2010, cash paid for acquisitions included in continuing operations totaled $600 million, net of cash acquired of $137 million, which primarily related to the acquisition of Broadview Security within our Tyco Security Solutions segment and Hiter within our Tyco Flow Control segment.

During 2011, we received cash proceeds, net of cash divested of approximately $1 billion for divestitures. The cash proceeds primarily related to the sale of a majority interest in our Electrical and Metal Products business of $713 million, which is presented in continuing operations and $264 million for the sale of our European water business which is presented in discontinued operations. See Note 3 to our Consolidated Financial Statements for further information.

Cash flow from financing activities

On January 12, 2011, TIFSA, our finance subsidiary, issued $250 million aggregate principal amount of 3.75% notes due on January 15, 2018 and $250 million aggregate principal amount of 4.625% notes due on January 15, 2023, which are fully and unconditionally guaranteed by the Company. TIFSA received net cash proceeds of approximately $494 million after deducting debt issuance costs and a debt discount. The net proceeds, along with other available funds, were used to fund the repayment of all of our outstanding 6.75% notes due in February 2011 with a principal amount of $516 million.

In connection with the acquisition of KEF during the year ended September 30, 2011, the Company acquired $64 million of debt which was substantially paid as of September 30, 2011.

During the second half of fiscal 2011, TIFSA issued commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 30, 2011, TIFSA had no commercial paper outstanding. During the first quarter of fiscal 2010, TIFSA had made payments of $200 million to extinguish all of its commercial paper outstanding.

On May 5, 2010, TIFSA issued $500 million aggregate principal amount of 3.375% notes due, which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of

approximately $495 million after deducting debt issuance costs and a debt discount. On May 28, 2010, the Company used the net proceeds of the aforementioned offering and additional cash on hand to redeem all of its 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029, outstanding at that time, which aggregated $878 million in principal amount.

On October 5, 2009, TIFSA issued $500 million aggregate principle amount of 4.125% notes due 2014, which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs and a debt discount.

On January 9, 2009, TIFSA issued $750 million aggregate principal amount of 8.5% notes due on January 15, 2019, which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $745 million after underwriting discounts and offering expenses. On January 15, 2009, TIFSA made a payment of $215 million to extinguish all of its 6.125% notes, due 2009 which matured on the same date. Additionally, in November 2008, TIFSA made a payment of $300 million to extinguish all of its 6.125% notes due 2008.

Pursuant to our share repurchase program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations. During the year ended September 30, 2011, we repurchased approximately 30 million common shares for approximately $1.3 billion under the 2011, 2010 and 2008 share repurchase programs, which completed both the 2010 and 2008 programs. During the year ended September 24, 2010, we repurchased approximately 24 million common shares for approximately $900 million under the 2008 share repurchase program.

On March 9, 2011, our shareholders approved an annual dividend on our common shares of $1.00 per share, to be paid from contributed surplus in four installments of $0.25 per share. During the 2011, 2010 and 2009 fiscal years, we paid cash dividends of approximately $458 million, $416 million and $388 million, respectively. See Note 17 to our Consolidated Financial Statements for further information.

Management believes that cash generated by or available to us should be sufficient to fund our capital and operational business needs for the foreseeable future, including capital expenditures, quarterly dividend payments, share repurchases and separation-related expenses.

Commitments and Contingencies

For a detailed discussion of contingencies related to tax and litigation matters and governmental investigations, see Notes 7 and 15 to our Consolidated Financial Statements.

Contractual Obligations

Contractual obligations and commitments for debt, minimum lease payment obligations under non-cancellable operating leases and obligations as of September 30, 2011 are as follows ($ in millions):

	Fiscal Year						
	2012	2013	2014	2015	2016	Thereafter	Total
Debt principal[1]	$ —	$ —	$ 656	$500	$500	$2,379	$4,035
Interest payments[2]	240	240	220	190	171	571	1,632
Capital leases[3]	3	4	5	6	8	30	56
Operating leases	228	179	133	105	62	143	850
Purchase obligations[4]	492	32	5	1	—	—	530
Total contractual cash obligations[5]	$963	$455	$1,019	$802	$741	$3,123	$7,103

(1) Excludes debt discount, swap activity and interest.

(2) Interest payments consist of interest on our fixed interest rate debt and exclude the impact of our interest rate swaps. As of September 30, 2011, we had swapped an aggregate of approximately $1.2 billion of fixed for floating rate debt.

(3) Excludes interest.

(4) Purchase obligations consist of commitments for purchases of goods and services.

(5) Other long-term liabilities excluded from the above contractual obligation table primarily consist of the following: pension and postretirement costs, income taxes, warranties and environmental liabilities. We are unable to estimate the timing of payment for these items due to the inherent uncertainties related to these obligations. However, the minimum required contributions to our pension plans are expected to be approximately $104 million in 2012 and we expect to pay $5 million in 2012 related to postretirement benefit plans.

As of September 30, 2011, we recorded gross unrecognized tax benefits of $270 million and gross interest and penalties of $60 million. We are unable to make a reasonably reliable estimate of the timing for the remaining payments in future years; therefore, such amounts have been excluded from the above contractual obligation table. However, based on the current status of our income tax audits, we believe that is reasonably possible that between nil and $60 million in unrecognized tax benefits may be resolved in the next twelve months.

As of September 30, 2011, we had total commitments of $1.5 billion under our revolving credit facilities, $750 million of which expires on March 24, 2015 and $750 million of which expires on April 25, 2012. As of September 30, 2011, there were no amounts drawn under these revolving credit facilities.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of our debt to earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business.

During the second half of fiscal 2011, TIFSA, the Company's finance subsidiary, issued commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 30, 2011 and September 24, 2010, TIFSA had no commercial paper outstanding.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

In connection with the 2007 Separation, we entered into a liability sharing agreement regarding certain actions that were pending against Tyco prior to the 2007 Separation. Under the Separation and Distribution Agreement and Tax Sharing Agreement, we have assumed 27%, Covidien has assumed 42% and TE Connectivity has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which, as of September 30, 2011, primarily relate to tax contingencies and potential actions with respect to the spin-offs or the distributions made or brought by any third party.

Backlog

We had a backlog of unfilled orders of $9.7 billion and $9.5 billion as of September 30, 2011 and September 24, 2010, respectively. We expect that approximately 88% of our backlog as of

September 30, 2011 will be filled during the next 12 months. Backlog by segment was as follows ($ in millions):

	September 30, 2011	September 24, 2010
Tyco Security Solutions	$6,776	$6,610
Tyco Flow Control	1,744	1,482
Tyco Fire Protection	1,131	1,296
Electrical and Metal Products	—	88
	$9,651	$9,476

Backlog increased $175 million, or 1.8%, to $9.7 billion as of September 30, 2011. The net increase in backlog was primarily related to an increase in recurring revenue-in-force in our Tyco Security Solutions segment and increased bookings in our Tyco Flow Control segment. These increases were partially offset by a decrease in bookings in our Tyco Fire Protection segment. Tyco Security Solutions' backlog includes recurring revenue-in-force and long-term deferred revenue for upfront fees paid by customers for Tyco Security Solutions' owned security systems. Revenue-in-force represents 12 months' revenue associated with monitoring and maintenance services under contract in the security business. Tyco Security Solutions' backlog of $6.8 billion and $6.6 billion as of September 30, 2011 and September 24, 2010, respectively, consists primarily of $4.9 billion and $4.8 billion of recurring revenue-in-force as of September 30, 2011 and September 24, 2010, respectively, and $1.1 billion of deferred revenue for both September 30, 2011 and September 24, 2010. Tyco Security Solutions' backlog increased $166 million, or 2.5%. The net increase was primarily due to an increase in revenue-in-force, partially offset by unfavorable changes in foreign currency exchange rates by $36 million, or 0.5%. Tyco Flow Controls' backlog increased by $262 million, or 17.7%. The net increase was primarily due to increased bookings for several large projects within our Valves and Controls and Thermal Controls businesses. Changes in foreign currency exchange rates favorably impacted Tyco Flow Controls' backlog by $7 million, or 0.5%. These increases were partially offset by a decline in bookings in our Water and Environmental Systems business. Tyco Fire Protections' backlog decreased by $165 million, or 12.7%. Tyco Fire Protections' backlog was unfavorably impacted by the deconsolidation of a joint venture as a result of adopting a new accounting standard. In addition, backlog decreased in EMEA as a result of project selectivity resulting from a focus on higher margin projects. These decreases were partially offset by increases in our North American and global Fire Safety Products businesses. Changes in foreign currency exchange rates also favorably impacted Tyco Fire Protections' backlog by $17 million, or 1.3%.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Certain of our international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under our international accounts receivable programs was not material as of September 30, 2011 or September 24, 2010.

Guarantees

Certain of our business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on our financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and TE Connectivity in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the 2007 Separation, we recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. See Note 7 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement. In addition, prior to the 2007 Separation we provided support in the form of financial and/or performance guarantees to various Covidien and TE Connectivity operating entities. To the extent these guarantees were not assigned in connection with the 2007 Separation, we assumed primary liability on any remaining such support. These obligations were not material to us as of September 30, 2011.

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or cash flows. We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 15 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. We record estimated product warranty costs at the time of sale. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

As of September 30, 2011, we had total outstanding letters of credit and bank guarantees of approximately $724 million.

For a detailed discussion of guarantees and indemnifications, see Note 13 to the Consolidated Financial Statements.

Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the SEC, or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating and tax efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions, and overall demand for Tyco's goods and services;

- economic and competitive conditions in the industries, end markets and regions served by our businesses;
- changes in tax requirements (including tax rate changes, new tax laws or treaties and revised tax law interpretations);
- results and consequences of Tyco's internal investigations and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation, arbitrations and governmental proceedings;
- effect of income tax audit settlement and appeals;
- our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and "growing lean" initiatives;
- our ability to execute our portfolio refinement and acquisition strategies;
- potential impairment of our goodwill, intangibles and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares, including potentially adverse impacts resulting from the proposed spin-offs of our flow control and North American residential security businesses;
- risks associated with our Swiss incorporation, including the possibility of reduced flexibility with respect to certain aspects of capital management, increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits;
- changes in U.S. and non-U.S. government laws and regulations;
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco International's Swiss incorporation or deny U.S. government contracts to Tyco based upon its Swiss incorporation;
- failure to obtain necessary regulatory approvals or to satisfy any other condition to the proposed spin-offs;
- failure to realize the expected benefits of the proposed spin-offs, including the tax-free nature of the spin-offs; and
- failure to complete the proposed spin-offs on schedule and within estimated costs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures to which we believe we are subject. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, foreign currency options, interest rate swaps, commodity swaps and forward commodity contracts. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having at least an A−/A3 long-term debt rating. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

Foreign Currency Exposures

We hedge our exposure to fluctuations in foreign currency exchange rates through the use of forward foreign currency exchange contracts. During 2011, our largest exposures to foreign exchange rates existed primarily with the Swiss franc, British pound, Euro, Australian dollar and Canadian dollar against the U.S. dollar. The market risk related to the forward foreign currency exchange contracts is measured by estimating the potential impact of a 10% change in the value of the U.S. dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 30, 2011. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in a $32 million net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in a $39 million net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

During the third quarter of 2010, Tyco International Finance, S.A. ("TIFSA"), the Company's finance subsidiary, entered into foreign currency exchange forward contracts to hedge its Euro denominated net investment. The aggregate notional amount of these hedges was approximately $224 million and $255 million as of September 30, 2011, and September 24, 2010, respectively. The potential impact from a 10% appreciation of the U.S. dollar relative to the Euro would result in a $19 million net increase in other comprehensive income. Conversely, a 10% depreciation of the U.S. dollar relative to the Euro would result in a $24 million net decrease in other comprehensive income.

As of September 30, 2011, and September 24, 2010, $2.9 billion and $3.0 billion, respectively, of intercompany loans have been designated as permanent in nature. For the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009, we recorded $16 million of cumulative transaction gain, $24 million of cumulative translation loss and nil, respectively, through accumulated other comprehensive loss related to these loans.

Interest Rate Exposures

Our long-term debt portfolio primarily consists of fixed-rate instruments. The Company manages its interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which were designated as fair value hedges for accounting purposes. These interest rate swap transactions manage the exposure to interest rate risk by converting interest rates of fixed-rate debt to variable rates. During the second quarter of 2011, TIFSA also entered into interest rate swaps contracts to hedge $155 million notional amount of the 4.125% public notes due 2014. In these contracts, TIFSA agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the maturity of the 6.75% public notes during the second quarter of 2011, TIFSA settled the corresponding interest rate swaps. As of September 30, 2011 and September 24, 2010, the total gross notional amount of the Company's interest rate swap contracts was $1.2 billion and $1.5 billion, respectively. A 100 basis point increase in interest rates relative to interest rates as of September 30, 2011 would result in a $29 million net decrease in the fair value of the contracts. Conversely, a 100 basis point decrease in interest rates relative to interest rates as of September 30, 2011 would result in a $30 million net increase in the fair value of the contracts.

Commodity Exposures

We are exposed to volatility in the prices of raw materials used in some of our products and may, in limited circumstances, enter into hedging contracts to manage those exposures. These exposures are monitored as an integral part of our risk management program. During 2011 and 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company's financial position, results of operations or cash flows. Additionally, a 100 basis point increase or decrease in the price of copper as of September 30, 2011 would not have a material impact on the Company's financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 30, 2011, September 24, 2010 and September 25, 2009

Consolidated Balance Sheets as of the years ended September 30, 2011 and September 24, 2010

Consolidated Statements of Shareholders' Equity for the years ended September 30, 2011, September 24, 2010 and September 25, 2009

Consolidated Statements of Cash Flows for the years ended September 30, 2011, September 24, 2010 and September 25, 2009

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the Consolidated Financial Statements and related Notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 25 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 30, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as and when required.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, these internal controls.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal controls over financial reporting as of September 30, 2011.

Our internal control over financial reporting as of September 30, 2011, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the Consolidated Financial Statements included in this Form 10-K, and their report is also included in this Form 10-K.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the proposal regarding the election of directors and under the captions "—Committees of the Board of Directors," and "—Executive Officers" in our definitive proxy statement for our 2012 Annual General Meeting of Shareholders (the "2012 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2012 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Governance of the Company" in our 2012 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Governance of the Company" of our 2012 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2012 Proxy Statement set forth under the captions "Executive Officer Compensation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2012 Proxy Statement set forth under the captions "Governance of the Company" and "Committees of the Board" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2012 Proxy Statement set forth under the proposal related to the election of auditors is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s current Report on Form 8-K filed on July 6, 2007).
3.1	Articles of Association of Tyco International Ltd. (Tyco International AG) (Tyco International SA), (Incorporated by reference to Exhibit 3.1 to Tyco International Ltd.'s Current Report on Form 8-K/A filed on June 2, 2011).
3.2	Organizational Regulations (Incorporated by reference to Exhibit 3.2 of Tyco International Ltd.'s Current Report on Form 8-K filed on March 17, 2009).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No.1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.3	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee relating to the co-obligor's 6.0% Notes due 2013 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.4	Supplemental Indenture 2008-2 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 6.875% Notes due 2021 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.5	Supplemental Indenture 2008-3 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 7.0% Notes due 2019 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.6	Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.7	Supplemental Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 8.5% notes due 2019 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).

Exhibit Number	
4.8	Second Supplemental Indenture, dated as of October 5, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 4.125% notes due 2014 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 5, 2009).
4.9	Third Supplemental Indenture, dated as of May 5, 2010, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 3.375% notes due 2015 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on May 5, 2010).
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Form S-8 (No. 333-80391) filed on June 10, 1999).(1)
10.2	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.3	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005, as amended (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).(1)
10.4	Edward D. Breen Employment Contract dated July 25, 2002, as amended (Incorporated by reference to Exhibit 99.1 to Tyco International Ltd.'s Current Report on Form 8-K filed December 19, 2008).(1)
10.5	Employment Offer Letter dated February 14, 2005 between Tyco International Ltd. and Christopher J. Coughlin (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on February 15, 2005).(1)
10.6	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.7	Tyco International Ltd. 2004 Stock and Incentive Plan amended and restated effective January 1, 2009 (Incorporated by reference to Appendix A to Tyco International Ltd.'s Definitive Proxy Statement on Schedule 14A for the Annual General Meeting of Shareholders on March 12, 2009 filed on January 16, 2009).(1)
10.8	Form of terms and conditions for Option Awards, Restricted Stock Awards, Restricted Unit Awards, Performance Share Awards under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.18 to Tyco International Ltd's Annual Report on Form 10-K for the year ended September 26, 2008).(1)
10.9	Form of terms and conditions for Option Awards, Restricted Unit Awards and Performance Share Awards under the 2004 Stock and Incentive Plan for fiscal 2012 (Incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 14, 2011).(1)
10.10	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.17 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 25, 2009).(1)

Exhibit Number	
10.11	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan, as amended (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).(1)
10.12	Credit Agreement, dated as of April 25, 2007, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on April 27, 2007).
10.13	Amendment No. 1 to Credit Agreement dated as of April 25, 2007, among Tyco International Ltd., a Bermuda company, Tyco International Finance S.A., a Luxembourg company, the Lenders party thereto and Citibank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed on November 27, 2007).
10.14	Amendment No. 2 dated June 24, 2008 to Five Three-Year Senior Credit Agreement, dated April 25, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.15	Four-Year Senior Unsecured Credit Agreement, dated March 24, 2011 among Tyco International Finance S.A. Tyco International Ltd., each of the initial lenders named therein, Citibank, N.A., as administrative agent, Citigroup Global Markets, Inc. Merrill Lynch, Pierce Fenner & Smith and J.P. Morgan Securities LLC, as bookrunners and lead arrangers (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on March 28, 2011).
10.16	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.17	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.18	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.19	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.20	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
21.1	Subsidiaries of Tyco International Ltd. (Filed herewith).
23.1	Consent of Deloitte & Touche LLP (Filed herewith).
24.1	Power of Attorney with respect to Tyco International Ltd. signatories (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

Exhibit Number	
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
101	Financial statements from the Annual Report on Form 10-K of Tyco International Ltd. for the fiscal year ended September 30, 2011 formatted in XBRL: (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements.

(1) Management contract or compensatory plan.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ FRANK S. SKLARSKY

Frank S. Sklarsky
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: November 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 16, 2011 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ FRANK S. SKLARSKY Frank S. Sklarsky	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Timothy M. Donahue	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director
* Rajiv L. Gupta	Director

Name	Title
* John A. Krol	Director
* Dr. Brendan R. O'Neill	Director
* Dinesh C. Paliwal	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Michael E. Daniels	Director
* R. David Yost	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF

Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2011, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ FRANK S. SKLARSKY
Edward D. Breen *Chairman and Chief Executive Officer*	Frank S. Sklarsky *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 30, 2011 and September 24, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 30, 2011 and September 24, 2010, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the internal control over financial reporting of Tyco International Ltd. and subsidiaries (the "Company") as of September 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended September 30, 2011 of the Company and our report dated November 16, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2011

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended September 30, 2011, September 24, 2010 and September 25, 2009
(in millions, except per share data)

	2011	2010	2009
Revenue from product sales	$ 9,601	$ 9,990	$10,134
Service revenue	7,754	7,026	6,748
Net revenue	17,355	17,016	16,882
Cost of product sales	6,723	7,164	7,314
Cost of services	4,022	3,572	3,556
Selling, general and administrative expenses	4,635	4,586	4,599
Goodwill and intangible asset impairments (See Note 10)	—	—	2,705
Restructuring, asset impairment and divestiture (gains) charges, net (see Notes 3 and 4)	(144)	96	214
Operating income (loss)	2,119	1,598	(1,506)
Interest income	34	31	44
Interest expense	(244)	(284)	(301)
Other expense, net	(16)	(75)	(7)
Income (loss) from continuing operations before income taxes	1,893	1,270	(1,770)
Income tax expense	(326)	(138)	(71)
Income (loss) from continuing operations	1,567	1,132	(1,841)
Income from discontinued operations, net of income taxes	168	7	47
Net income (loss)	1,735	1,139	(1,794)
Less: noncontrolling interest in subsidiaries net income	2	7	4
Net income (loss) attributable to Tyco common shareholders	$ 1,733	$ 1,132	$(1,798)
Amounts attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 1,565	$ 1,125	$(1,845)
Income from discontinued operations	168	7	47
Net income (loss) attributable to Tyco common shareholders	$ 1,733	$ 1,132	$(1,798)
Basic earnings per share attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 3.31	$ 2.32	$ (3.90)
Income from discontinued operations	0.35	0.01	0.10
Net income (loss) attributable to Tyco common shareholders	$ 3.66	$ 2.33	$ (3.80)
Diluted earnings per share attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 3.27	$ 2.31	$ (3.90)
Income from discontinued operations	0.35	0.01	0.10
Net income (loss) attributable to Tyco common shareholders	$ 3.62	$ 2.32	$ (3.80)
Weighted-average number of shares outstanding:			
Basic	474	485	473
Diluted	479	488	473

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

(in millions, except per share data)

	September 30, 2011	September 24, 2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,390	$ 1,775
Accounts receivable, less allowance for doubtful accounts of $110 and $161, respectively	2,401	2,493
Inventories	1,344	1,443
Prepaid expenses and other current assets	896	936
Deferred income taxes	402	382
Assets held for sale	—	324
Total current assets	6,433	7,353
Property, plant and equipment, net	4,051	4,156
Goodwill	9,999	9,577
Intangible assets, net	3,628	3,446
Other assets	2,666	2,596
Total Assets	$26,777	$27,128
Liabilities and Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 2	$ 536
Accounts payable	1,278	1,340
Accrued and other current liabilities	2,407	2,671
Deferred revenue	643	618
Liabilities held for sale	—	103
Total current liabilities	4,330	5,268
Long-term debt	4,146	3,652
Deferred revenue	1,143	1,106
Other liabilities	2,878	3,001
Total Liabilities	12,497	13,027
Commitments and contingencies (see Note 15)		
Redeemable noncontrolling interest (see Note 20)	93	—
Tyco Shareholders' Equity:		
Common shares, CHF 6.70 par value, 825,222,070 shares authorized, 486,414,669 shares issued as of September 30, 2011; CHF 6.70 par value, 814,801,671 shares authorized, 514,502,770 shares issued as of September 24, 2010	2,792	2,948
Common shares held in treasury, 21,790,502 and 26,097,158 shares, as of September 30, 2011 and September 24, 2010, respectively	(951)	(976)
Contributed surplus	10,717	12,121
Accumulated earnings	2,058	312
Accumulated other comprehensive loss	(434)	(321)
Total Tyco Shareholders' Equity	14,182	14,084
Nonredeemable noncontrolling interest	5	17
Total Equity	14,187	14,101
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$26,777	$27,128

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 17)	Common Shares at $0.80 Par Value	Treasury Shares	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Tyco Shareholders' Equity	Non-redeemable Non-controlling Interest	Total Equity
Balance as of September 26, 2008	473	$ —	$ 382	$(192)	$ 9,236	$ 4,711	$ 1,125	$ 232	$15,494	$14	$15,508
Comprehensive income:											
Net loss							(1,798)		(1,798)	4	(1,794)
Currency translation								(203)	(203)		(203)
Unrealized gain on marketable securities and derivative instruments, net of income tax expense of $5 million								9	9		9
Retirement plans, net of income tax benefit of $107 million								(220)	(220)	—	(220)
Total comprehensive loss									(2,212)	4	(2,208)
Change of Domicile (see Note 17)											
Reclassification of shares owned by subsidiaries and cancellation of common shares held in treasury		1		(54)		53			—		—
Reverse share split and issuance of fully paid up shares		3,498	(382)		(3,116)				—		—
Reallocation of share premium to contributed surplus					(6,120)	6,120			—		—
Dividends declared (see Note 17)		(377)					(95)		(472)		(472)
Shares issued from treasury for vesting of share based equity awards and other related tax effects	1			32		(38)			(6)		(6)
Repurchase of common shares by subsidiary						(3)			(3)		(3)
Compensation expense						103			103		103
Cumulative effect of adopting a new accounting principle, net of income tax benefit of $2 million and income taxes of $28 million, respectively (see Note 16)							(5)	61	56		56
Other						(6)	(47)	34	(19)	(5)	(24)
Balance as of September 25, 2009	474	$3,122	$ —	$(214)	$ —	$10,940	$ (820)	$ (87)	$12,941	$13	$12,954
Comprehensive income:											
Net income							1,132		1,132	7	1,139
Currency translation, net of income tax benefit of $7 million								(201)	(201)		(201)
Retirement plans, net of income tax benefit of $14 million								(33)	(33)	—	(33)
Total comprehensive income									898	7	905
Dividends declared (see Note 17)		(415)							(415)		(415)
Issuance of shares in connection with the acquisition of Brinks Home Security Inc. (see Note 5)	35	241		2		1,119			1,362		1,362
Replacement of share based equity awards issued in connection with the acquisition of Brinks Home Security Inc.						27			27		27
Shares issued from treasury for vesting of share based equity awards	3			136		(87)			49		49
Repurchase of common shares by treasury	(24)			(900)					(900)		(900)
Compensation expense						122			122		122
Other										(3)	(3)
Balance as of September 24, 2010	488	$2,948	$ —	$(976)	$ —	$12,121	$ 312	$(321)	$14,084	$17	$14,101

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 17)	Treasury Shares	Contributed Surplus	Accumulated Earnings	Accumulated Other Comprehensive (Loss) Income	Total Tyco Shareholders' Equity	Non-redeemable Non-controlling Interest	Total Equity
Balance as of September 24, 2010	488	$2,948	$ (976)	$12,121	$ 312	$(321)	$14,084	$ 17	$14,101
Comprehensive income:									
Net income					1,733		1,733	1	1,734
Deconsolidation of variable interest entity due to adoption of an accounting standard (See Note 1)								(11)	(11)
Currency translation						(142)	(142)		(142)
Unrealized loss on marketable securities and derivative instruments, net of income tax expense of $2 million						(4)	(4)		(4)
Retirement plans, net of income tax benefit of $12 million						33	33		33
Total comprehensive income							1,620	(10)	1,610
Cancellation of treasury shares		(160)	1,075	(915)			—		—
Dividends declared (See Note 17)		4		(466)			(462)		(462)
Shares issued from treasury for vesting of share based equity awards	7		257	(133)			124		124
Repurchase of common shares by treasury	(30)		(1,300)				(1,300)		(1,300)
Compensation expense				110			110		110
Other			(7)		13		6	(2)	4
Balance as of September 30, 2011	465	$2,792	$ (951)	$10,717	$2,058	$(434)	$14,182	$ 5	$14,187

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 2011, September 24, 2010 and September 25, 2009
(in millions)

	2011	2010	2009
Cash Flows From Operating Activities:			
Net income (loss) attributable to Tyco common shareholders	$ 1,733	$ 1,132	$(1,798)
Noncontrolling interest in subsidiaries net income	2	7	4
Income from discontinued operations, net of income taxes	(168)	(7)	(47)
Income (loss) from continuing operations	1,567	1,132	(1,841)
Adjustments to reconcile net cash provided by operating activities:			
Goodwill and intangible asset impairments	—	—	2,705
Depreciation and amortization	1,318	1,203	1,126
Non-cash compensation expense	110	120	103
Deferred income taxes	91	(129)	(90)
Provision for losses on accounts receivable and inventory	82	127	156
Loss (gain) on the retirement of debt	—	87	(2)
Non-cash restructuring and asset impairment charges (income), net	4	(1)	23
(Gains) losses on divestitures	(230)	(41)	13
Gains on investments	(1)	(11)	(11)
Debt and refinancing cost amortization	12	21	25
Other non-cash items	68	16	52
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(187)	(22)	191
Contracts in progress	(60)	(32)	106
Inventories	(137)	(108)	346
Prepaid expenses and other current assets	(4)	88	2
Accounts payable	25	119	(337)
Accrued and other liabilities	(271)	58	(46)
Income taxes, net	39	12	(138)
Other	11	(9)	4
Net cash provided by operating activities	2,437	2,630	2,387
Net cash (used in) provided by discontinued operating activities	(9)	27	34
Cash Flows From Investing Activities:			
Capital expenditures	(788)	(718)	(702)
Proceeds from disposal of assets	9	29	12
Acquisition of businesses, net of cash acquired	(656)	(600)	(48)
Accounts purchased by ADT	(614)	(559)	(543)
Divestiture of businesses, net of cash divested	744	21	2
Decrease in investments	21	59	17
(Increase) decrease in restricted cash	(2)	7	1
Other	(39)	(14)	(1)
Net cash used in investing activities	(1,325)	(1,775)	(1,262)
Net cash provided by (used in) discontinued investing activities	259	(12)	59
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	805	—	26
Repayment of short-term debt	(1,401)	(243)	(552)
Proceeds from issuance of long-term debt	497	1,001	3,424
Repayment of long-term debt	(4)	(962)	(2,890)
Proceeds from exercise of share options	124	49	1
Dividends paid	(458)	(416)	(388)
Repurchase of common shares by subsidiary	—	—	(3)
Repurchase of common shares by treasury	(1,300)	(900)	—
Transfer from discontinued operations	250	15	93
Other	6	15	9
Net cash used in financing activities	(1,481)	(1,441)	(280)
Net cash used in discontinued financing activities	(250)	(15)	(93)
Effect of currency translation on cash	(6)	7	(10)
Net (decrease) increase in cash and cash equivalents	(375)	(579)	835
Decrease in cash and cash equivalents from deconsolidation of variable interest entity	(10)	—	—
Cash and cash equivalents at beginning of period	1,775	2,354	1,519
Cash and cash equivalents at end of period	$ 1,390	$ 1,775	$ 2,354
Supplementary Cash Flow Information:			
Interest paid	$ 228	$ 267	$ 294
Income taxes paid, net of refunds	196	255	281
Supplementary Non-Cash Investing Information:			
Issuance of shares in connection with the acquisition of Brinks Home Security Holdings, Inc.	$ —	$ 1,362	$ —

See Notes to Consolidated Financial Statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a corporation organized under the laws of Switzerland, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD") and in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain information described under article 663-663h of the Swiss Code of Obligations has been presented in the Company's Swiss statutory financial statements for the year ended September 30, 2011. Unless otherwise indicated, references to 2011, 2010 and 2009 are to Tyco's fiscal years ending September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

During the first quarter of fiscal 2011, the Company realigned its Safety Products segment between its ADT Worldwide and Fire Protection Services segments to create two new segments: Tyco Security Solutions and Tyco Fire Protection. Tyco Security Solutions consists of the former ADT Worldwide segment as well as the portion of the former Safety Products segment that manufactures security products including intrusion, security, access control and video management systems. Tyco Fire Protection consists of the former Fire Protection Services segment as well as a number of businesses from the former Safety Products segment including the fire suppression and life safety products businesses. In addition, various businesses were realigned between Tyco Security Solutions and Tyco Fire Protection. See Note 21.

As a result of this realignment, as well as the sale of a majority interest in the Electrical and Metal Products business (See Note 3), the Company has three core businesses: Tyco Security Solutions, Tyco Fire Protection and Tyco Flow Control.

Revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems is classified as revenue from product sales. In reporting periods prior to the first quarter of fiscal 2010, revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems was misclassified as service revenue. Such item had no effect on net revenue, operating income (loss), net income (loss) and cash flows. No changes have been made to previously filed financial statements or in the comparative amounts presented herein, as the effect in prior periods is not material. Revenue related to the sale of such electronic tags and labels reflected as service revenue was $286 million in 2009 and related cost of services was $176 million in 2009.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and TE Connectivity, formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a distribution to Tyco shareholders.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal 2011 was a 53-week year which ended on September 30, 2011. Fiscal years 2010 and 2009 were 52-week years.

Principles of Consolidation—Tyco conducts business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities ("VIE") in which the Company has the power to direct the significant activities of the entity and the obligation to absorb losses or receive benefits from the entity that may be significant. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

acquisition or up to the date of disposal. References to the segment data are to the Company's continuing operations.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies (including legal, environmental and asbestos reserves), insurance reserves, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, billings for monitoring and maintenance services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE or TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

For transactions in which the Company retains ownership of the subscriber system asset, fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term. Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the customer relationship.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

While the Company does not expect situations where VSOE is not available for sales of security systems and services, if such cases were to arise the Company would follow the selling price hierarchy to allocate arrangement consideration.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

Accounts receivable and other long-term receivables included retainage provisions of $62 million at September 30, 2011 and September 24, 2010, of which $44 million and $45 million were unbilled, respectively. These retainage provisions consist primarily of fire protection contracts and become due upon contract completion and acceptance. As of September 30, 2011 the retainage provision included $49 million that is expected to be collected during fiscal 2012.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales, which amounted to $147 million, $131 million and $116 million for 2011, 2010 and 2009, respectively. Research and development expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses, which amounted to $206 million, $164 million and $131 million for 2011, 2010 and 2009, respectively.

Acquisition Costs—Acquisition costs are expensed when incurred and are included in selling, general and administrative expenses. See Note 5.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss in shareholders' equity.

Gains and losses resulting from foreign currency transactions, including dividends declared in Swiss francs through April 2011 and the impact of foreign currency derivatives related to operating activities, are reflected in selling, general and administrative expenses and other expense, net, respectively.

Cash and Cash Equivalents—All highly liquid investments with maturities of three months or less from the time of purchase are considered to be cash equivalents.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, Plant and Equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2011, 2010 and 2009 was $695 million, $654 million and $610 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	Up to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	2 to 21 years

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's residence or place of business. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as non-current assets and are included in the other assets line item within the Consolidated Balance Sheets.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. The Company depreciates its pooled subscriber system assets (primarily in North America) and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 265% for residential subscriber pools and 135% to 360% for commercial subscriber pools and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Long-Lived Asset Impairments—Tyco reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 10). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2011.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using market participants' weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Indefinite lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using either a relief from royalty method or excess earnings method.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship.

The estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles is 15 years. The Company amortizes dealer intangible assets on an accelerated basis. Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks, copyrights and unpatented technology, are amortized on a straight-line basis over 4 to 40 years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to accumulated other comprehensive loss within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but does not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations and was not material in any period presented.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Asbestos-Related Contingencies and Insurance Receivables—The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets as of September 30, 2011 and September 24, 2010 was to reduce the obligation by $16 million and $21 million, respectively. The Company maintains a captive insurance company to manage certain of its insurable liabilities. The captive insurance company holds certain investments in an escrow account for the purpose of providing collateral for the Company's insurable liabilities. See Note 9. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company may use interest rate swaps, currency swaps, forward and option contracts and commodity swaps to manage risks generally associated with interest rate risk, foreign exchange risk and commodity prices. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items related to operating activities are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Derivatives used to economically hedge dividends declared in Swiss francs through April of 2011 are reported in the Company's Consolidated Statements of Operations as part of other expense, net along with offsetting transaction gains and losses on the items being hedged. Beginning in May 2011 the Company no longer declares dividends in Swiss francs. Derivatives used to manage the exposure to changes in interest rates are reported in interest expense along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of accumulated other comprehensive loss to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in accumulated other comprehensive loss and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The Company classifies cash flows associated with the settlement of derivatives consistent with the nature of the transaction being hedged. The Company did not have any cash flow hedges during 2011. The ineffective portion of all hedges, if any, is recognized currently in earnings as noted above. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

Reclassifications—As a result of the segment realignment, prior period segment amounts have been recast to conform to the current period presentation. See Note 21.

Recently Adopted Accounting Pronouncements—In September 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for the accounting for revenue arrangements with multiple deliverables. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on VSOE if available,

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

TPE if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. The guidance requires arrangements under which multiple revenue generating activities to be performed be allocated at inception. The residual method under the existing accounting guidance has been eliminated. The guidance became effective for Tyco for revenue arrangements entered into or materially modified beginning in the first quarter of fiscal 2011. The adoption of the guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2009, the FASB issued authoritative guidance which amended the existing guidance for the consolidation of VIEs, to address the elimination of the concept of a qualifying special purpose entity. The guidance also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the significant activities of a VIE, and the obligation to absorb losses or the right to receive benefits that may be significant to the VIE. The guidance became effective for Tyco in the first quarter of fiscal 2011. The Company's population of VIE's is primarily composed of joint ventures that are not material to the Company's consolidated operations, financial position, results of operations or cash flows. The adoption of this guidance resulted in the deconsolidation of a joint venture in the Tyco Fire Protection segment, but it did not have a material impact on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements—In June 2011, the FASB issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income ("OCI") by eliminating the option to present OCI as part of the Statement of Changes in Shareholder's Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company's Consolidated Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. The guidance must be applied retrospectively and is effective for Tyco in the first quarter of fiscal 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including, the significant multi-employer plans in which the Company participates, level of the Company's participation and contributions, financial health and indication of funded status which will provide users of financial statements with a better understanding of the employer's involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for Tyco for the fiscal 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent, that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for Tyco for interim and annual impairment testing beginning in the first quarter of fiscal 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2. 2012 Separation Transaction

On September 19, 2011, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies consisting of the Company's North American residential security business, its flow control business, and its commercial fire and security business. The 2012 Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control and North American residential security business.

Completion of the proposed separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the SEC. The separation will also be subject to the completion of any necessary financing.

During the quarter and year ended September 30, 2011, the Company incurred $24 million of costs within selling, general and administrative expenses in the Company's Consolidated Statement of Operations, primarily related to professional fees and banking services.

3. Divestitures

The Company has continued to assess the strategic fit of its various businesses and has pursued the divestiture of certain businesses which do not align with its long-term strategy.

Fiscal 2011

On November 9, 2010, the Company announced that it entered into an investment agreement (the "Agreement") to sell a majority interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). The Company formed a newly incorporated holding company, Atkore International Group Inc. ("Atkore"), to hold the Company's Electrical and Metal Products business. On December 22, 2010, the transaction closed and the Investor acquired shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock"). The Preferred Stock initially represented 51% of the outstanding capital stock (on an as-converted basis) of Atkore. In connection with the closing, the Company received cash proceeds of approximately $713 million and recorded a gain of $259 million during the first quarter of 2011. During the year ended September 30, 2011, the Company recorded a net working capital adjustment of $11 million that reduced the gain on disposal. The gain on disposal is recorded within restructuring, asset impairment and divestiture (gains) charges, net in the Company's Consolidated Statements of Operations.

3. Divestitures (Continued)

In connection with the sale, the Company determined the fair value of its retained ownership interest in Atkore by implying a total equity value of Atkore using the price paid by the Investor for the Preferred Stock less the expected present value of dividends to be paid on the Preferred Stock (the "Implied Equity Value"). The discount rate used to determine the present value of the expected dividends was calculated by taking the average of the stated return on the Preferred Stock pursuant to the Agreement and Atkore's estimated cost of equity. The Implied Equity Value was then allocated to the Company's retained ownership interest. To arrive at the fair value of the Company's retained ownership interest, the Company applied a discount factor to the Company's allocated Implied Equity Value due to the lack of marketability of the common stock of Atkore, which is now privately held. The fair value of the Company's retained ownership interest was determined to be $137 million, resulting in the Company recognizing a $49 million gain upon deconsolidation during the first quarter of fiscal 2011, which is included in the gain on sale noted above. Tyco's retained ownership interest in Atkore is accounted for under the equity method of accounting and is recorded in other assets in the Company's Consolidated Balance Sheet as of September 30, 2011. The Company's proportionate share of Atkore's net income (loss) is recorded within other expense, net in the Company's Consolidated Statements of Operations as the amounts were not material. The Company recorded an equity loss of $9 million for the year ended September 30, 2011.

Fiscal 2010

During the fourth quarter of 2009, the Company approved a plan to sell its French security business, which was part of the Company's Tyco Security Solutions segment. The results of operations were presented in continuing operations as the criteria for discontinued operations had not been met. During the second quarter of 2010, the Company completed the sale and recorded a $53 million pre-tax gain within restructuring, asset impairment and divestiture (gains) charges, net in the Company's Consolidated Statements of Operations.

Fiscal 2009

During the third quarter of 2008, the Company approved a plan to sell a business in its Tyco Security Solutions segment. This business had been classified as held for sale in the Company's historical Consolidated Balance Sheet. During the second quarter of 2009, due to a change in strategy by management, the Company decided not to sell the business. As a result, the business no longer satisfied the requirements to be classified as held for sale. The Company measured the business at the lower of its (i) carrying amount before it was classified as held for sale, adjusted for depreciation and amortization expense that would have been recognized had the business been continuously classified as held and used, or (ii) fair value at the date the decision not to sell was made. The Company recorded a charge of $8 million in the second quarter of 2009 relating to the amount of depreciation and amortization expense that would have been recorded had the asset been continuously classified as held and used.

Discontinued Operations

Fiscal 2011

On September 30, 2010, the Company sold its European water business, which was part of the Company's Flow Control segment. The sale was completed for approximately $264 million in cash

3. Divestitures (Continued)

proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $172 million was recorded, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations.

Fiscal 2010

During the third quarter of 2010, the Company approved a plan to sell its European water business, which subsequently closed on September 30, 2010 as discussed in fiscal 2011 above. During the year ended September 24, 2010, the business met the held for sale and discontinued operations criteria and was included in discontinued operations for all periods presented.

Fiscal 2009

In July 2008, the Company substantially completed the sale of its Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of the remaining Infrastructure Services businesses, Earth Tech Brasil Ltda. ("ET Brasil"), the Earth Tech UK businesses and certain assets in China, the Company was required to obtain consents and approvals to transfer the legal ownership of the businesses and assets. By the fourth quarter of 2009, the Company received all the necessary consents and approvals to transfer the legal ownership of the businesses and assets and received cash proceeds of $61 million. As a result of the fiscal 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 25, 2009.

Net revenue, pre-tax (loss) income from discontinued operations, pre-tax income (loss) on sale of discontinued operations, income tax benefit (expense) and income from discontinued operations, net of income taxes are as follows ($ millions):

	2011	2010	2009
Net revenue	$ 3	$326	$358
Pre-tax (loss) income from discontinued operations	$ (5)	$ 28	$ 23
Pre-tax income (loss) on sale of discontinued operations	170	(5)	33
Income tax benefit (expense)	3	(16)	(9)
Income from discontinued operations, net of income taxes	$168	$ 7	$ 47

3. Divestitures (Continued)

There were no material pending divestitures as of September 30, 2011. Balance sheet information for material pending divestitures as of September 24, 2010 was as follows ($ in millions):

	2010
Accounts receivables, net	$ 70
Inventories	71
Prepaid expenses and other current assets	13
Property, plant and equipment, net	59
Goodwill and intangible assets, net	105
Other assets	6
Total assets	$324
Accounts payable	43
Accrued and other current liabilities	36
Other liabilities	24
Total liabilities	$103

During fiscal year 2007, Tyco completed the spin-offs of its Healthcare and Electronics businesses. The Company has used available information to develop its best estimates for certain assets and liabilities related to the 2007 Separation. In limited instances, final determination of the balances will be made in subsequent periods. There were $13 million and nil of adjustments recorded through shareholders' equity during the years ended September 30, 2011 and September 24, 2010. During the year ended September 25, 2009, $43 million was recorded through shareholders' equity, $9 million of which related to a pre-Separation income tax filing in a non-U.S. jurisdiction and $34 million of other items which reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of the 2007 Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or TE Connectivity legal entities and for certain amended income tax returns for the periods prior to the 2007 Separation may be recorded to either shareholders' equity or the Consolidated Statement of Operations depending on the specific item giving rise to the adjustment.

Divestiture (Gains) Charges, Net

During 2011, 2010, 2009, the Company recorded a net gain of $230 million, a net gain of $40 million, and a net loss of $15 million, respectively, in restructuring, asset impairment and divestiture (gains) charges, net in the Company's Consolidated Statements of Operations in connection with the divestiture and write-down to fair value less cost to sell of certain businesses that did not meet the criteria for discontinued operations. The net gain for the year ended September 30, 2011 includes a gain of $248 million, net of working capital adjustments, recognized in conjunction with the sale of a majority interest in the Company's Electrical and Metal Products business, as discussed above. The net gain for the year ended September 24, 2010 includes the $53 million gain recognized upon the sale of the Company's French security business, as discussed above.

4. Restructuring and Asset Impairment Charges, Net

During fiscal 2011, the Company identified and pursued opportunities for cost savings through restructuring activities and workforce reductions to improve operating efficiencies across the Company's businesses. The Company expects to incur restructuring and restructuring related charges of approximately $125 to $150 million in fiscal 2012.

The Company recorded restructuring and asset impairment charges by program and Consolidated Statement of Operations classification as follows ($ in millions):

	For the Year Ended September 30, 2011	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
2011 program	$85	$ —	$ —
2009 program	—	142	227
2007 and pre-2006 programs	2	3	5
Total restructuring and asset impairment charges, net	$87	$145	$232
Charges reflected in cost of sales	$ 2	$ 8	$ 27
Charges reflected in selling, general and administrative ("SG&A")	(1)	1	6
Charges reflected in restructuring, asset impairments and divestiture charges (gains), net	86	136	199

2011 Program

Restructuring and asset impairment charges, net, during the year ended September 30, 2011 are as follows ($ in millions):

	For the Year Ended September 30, 2011				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
Tyco Security Solutions	$20	$ 6	$—	$—	$26
Tyco Fire Protection	31	2	2	—	35
Tyco Flow Control	10	3	—	(1)	12
Corporate and Other	6	6	—	—	12
Total	$67	$17	$ 2	$(1)	$85

4. Restructuring and Asset Impairment Charges, Net (Continued)

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

Balance as of September 24, 2010	$ —
Charges	88
Reversals	(4)
Utilization	(31)
Balance as of September 30, 2011	$ 53

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 3.

2009 Program

During fiscal 2010 and 2009 the Company identified and pursued opportunities for cost savings through restructuring activities and workforce reductions to improve operating efficiencies across the Company's businesses (the "2009 Program"). As of September 24, 2010, the Company had substantially completed the 2009 Program.

Restructuring and asset impairment charges, net, during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 related to the 2009 Program are as follows ($ in millions):

	For the Year Ended September 30, 2011		
	Employee Severance and Benefits	Facility Exit and Other Charges	Total
Tyco Security Solutions	$(10)	$ 7	$(3)
Tyco Fire Protection	1	3	4
Tyco Flow Control	(1)	—	(1)
Total	$(10)	$10	$—

4. Restructuring and Asset Impairment Charges, Net (Continued)

	For the Year Ended September 24, 2010				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
Tyco Security Solutions	$ 48	$12	$—	$—	$ 60
Tyco Fire Protection	41	1	—	2	44
Tyco Flow Control	18	7	1	(1)	25
Electrical and Metal Products	2	3	7	—	12
Corporate and Other	1	—	—	—	1
Total	$110	$23	$ 8	$ 1	$142

	For the Year Ended September 25, 2009				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
Tyco Security Solutions	$ 81	$20	$10	$ 5	$116
Tyco Fire Protection	52	3	7	—	62
Tyco Flow Control	13	4	3	—	20
Electrical and Metal Products	10	2	7	—	19
Corporate and Other	2	7	—	1	10
Total	$158	$36	$27	$ 6	$227

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
Tyco Security Solutions	$119	$39	$10	$ 5	$173
Tyco Fire Protection	94	7	7	2	110
Tyco Flow Control	30	11	4	(1)	44
Electrical and Metal Products	12	5	14	—	31
Corporate and Other	3	7	—	1	11
Total	$258	$69	$35	$ 7	$369

4. Restructuring and Asset Impairment Charges, Net (Continued)

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

Balance as of September 24, 2010	$135
Charges	31
Reversals	(31)
Utilization	(72)
Divestitures	(13)
Currency translation	(2)
Balance as of September 30, 2011	$ 48

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 3.

2007 and pre-2006 Programs

During fiscal 2007 and 2008, the Company launched a restructuring program across all of the Company's segments, including the corporate organization, to streamline some of the businesses and reduce the operational footprint (the "2007 Program"). The Company maintained a restructuring reserve related to the 2007 Program of $17 million and $26 million as of September 30, 2011 and September 24, 2010, respectively. The Company incurred $1 million of charges and utilized $10 million of the restructuring reserve balance during the year ended September 30, 2011. In addition, the Company continues to maintain restructuring reserves related to certain programs initiated prior to 2006. The total amount of these reserves was $14 million as of both September 30, 2011 and September 24, 2010. The Company incurred $1 million of charges and utilized $1 million of the restructuring reserve balance during the year ended September 30, 2011. The aggregate remaining reserves related to the 2007 and pre-2006 programs primarily relate to facility exit costs for long-term non-cancelable lease obligations with expiration dates that range from 2011 to 2022 primarily within the Company's Tyco Security Solutions segment.

Total Restructuring Reserves

As of September 30, 2011 and September 24, 2010, restructuring reserves related to all programs were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	For the Periods Ended	
	September 30, 2011	September 24, 2010
Accrued and other current liabilities	$ 99	$124
Other liabilities	33	51
Total	$132	$175

5. Acquisitions

Fiscal 2011

Acquisitions

During the year ended September 30, 2011, cash paid for acquisitions included in continuing operations totaled $656 million, net of cash acquired, which primarily related to the acquisitions of Oceania Capital Partners Limited's Signature Security Group ("Signature Security Group"), KEF Holdings Ltd. ("KEF"), and Chemguard Inc. ("Chemguard"). Signature Security Group is an electronic security company operating in Australia and New Zealand primarily in small business and residential markets. Cash paid for Signature Security Group totaled approximately $184 million, net of cash acquired of $2 million by the Company's Tyco Security Solutions segment on April 29, 2011. On June 29, 2011 (the "KEF closing date"), the Company's Tyco Flow Control segment acquired a 75% equity interest in privately-held KEF, a vertically integrated valve manufacturer in the Middle East for approximately $295 million, net of cash acquired of $1 million. In accordance with the terms and conditions of the KEF acquisition agreement, beginning the first full fiscal quarter following the third anniversary of the KEF closing date, the Company can exercise a call option and the noncontrolling interest stakeholder can exercise a put option, which would require the Company to purchase the remaining 25% equity interest for the greater of $100 million or a multiple of KEF's average earnings before income taxes, depreciation and amortization ("EBITDA") for the prior twelve consecutive fiscal quarters. As the put option is redeemable at the option of the noncontrolling interest stakeholder, the remaining 25% equity interest has been accounted for as a redeemable noncontrolling interest. See Note 20. On September 1, 2011, the Company's Fire Protection segment completed the acquisition of Chemguard for approximately $130 million in cash, net of cash acquired of $1 million. Chemguard is a provider of firefighting foam concentrates and equipment, foam systems, services and specialty chemicals.

On September 15, 2011, the Company agreed to acquire Visonic Ltd. ("Visonic"), a global developer and manufacturer of electronic security systems and components, for approximately $100 million in cash. The transaction is expected to close during the first quarter of fiscal 2012. Following the close of the transaction, the Company intends to combine Visonic with the Company's Tyco Security Solutions segment.

Acquisition and Integration Related Costs

Acquisition and integration related costs are expensed as incurred. During the year ended September 30, 2011, the Company incurred acquisition costs of $6 million, primarily in connection with its acquisitions of Signature Security Group, KEF, and Chemguard. Such costs are recorded in selling, general and administrative expenses in the Company's Consolidated Statements of Operations. During the year ended September 30, 2011, the Company incurred integration costs of $33 million, primarily in connection with the integration of Brink's Home Security Holdings, Inc ("BHS" or "Broadview Security") into the Tyco Security Solutions segment. Of these costs, $31 million is recorded within selling, general and administrative expenses and $2 million is recorded within cost of product sales within the Company's Consolidated Statements of Operations.

ADT Account Acquisitions

During the year ended September 30, 2011, the Company paid $614 million of cash to acquire approximately 565,000 customer contracts for electronic security services in the Tyco Security Solutions segment.

5. Acquisitions (Continued)

Fiscal 2010

Acquisitions

During the year ended September 24, 2010, cash paid for acquisitions included in continuing operations totaled $600 million net of cash acquired of $137 million which, primarily related to the acquisition of Broadview Security. Net cash paid for Broadview Security totaled $448 million by the Company's Tyco Security Solutions segment. During the year ended September 24, 2010, the Company's Flow Control segment acquired two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo-Hidraulico Ltda ("Hiter"), a valve manufacturer which serves a variety of industries including the oil and gas, chemical and petrochemical markets. Net cash paid for the Brazilian valve companies totaled $104 million. The Company's former Electrical and Metal Products segment acquired certain assets of a business for $39 million and its Fire Protection segment acquired a business for $9 million during 2010.

Acquisition and Integration Related Costs

The Company incurred approximately $17 million of costs directly related to the acquisition of Broadview Security during the year ended September 24, 2010. In addition, the Company recorded $18 million of integration costs during the year ended September 24, 2010. Both acquisition and integration costs have been recorded within selling, general and administrative expenses in the Company's Consolidated Statements of Operations for the year ended September 24, 2010. The Company's Tyco Security Solutions segment and Corporate and Other recorded $32 million and $3 million, respectively, of acquisition and integration costs for the year ended September 24, 2010. In addition, the Company's Tyco Security Solutions segment recorded $14 million of restructuring expenses, in conjunction with the acquisition of Broadview Security, which have been recorded within restructuring, asset impairments and divestiture (gains) charges, net in the Company's Consolidated Statements of Operations for the year ended September 24, 2010.

ADT Account Acquisitions

During the year ended September 24, 2010, the Company paid $559 million of cash to acquire approximately 501,000 customer contracts for electronic security services in the Tyco Security Solutions segment.

Acquisition of Broadview Security

On May 14, 2010, the Company's Tyco Security Solutions segment acquired all of the outstanding equity of Broadview Security, a publicly traded company that was formerly owned by The Brink's Company, in a cash-and-stock transaction valued at approximately $2.0 billion. Prior to its acquisition, Broadview Security's core business was to provide security alarm monitoring services for residential and commercial properties in North America. Under the terms of the transaction, each outstanding share of BHS common stock was converted into the right to receive: (1) $13.15 in cash and 0.7562 Tyco common shares, for those shareholders who made an all-cash election, (2) 1.0951 Tyco common shares, for those shareholders who made an all stock election or (3) $12.75 in cash and 0.7666 Tyco common shares, for those shareholders who made a mixed cash/stock election or who failed to make an election.

5. Acquisitions (Continued)

Fair Value Calculation of Consideration Transferred

The calculation of the consideration transferred to acquire BHS is as follows. Certain amounts below cannot be recalculated as the exact BHS common share amounts have not been presented. ($ and common share data in millions, except per share data):

Cash consideration	
All cash consideration	
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all cash	37
Cash consideration per common share outstanding	$ 13.15
Total cash paid to BHS shareholders making all cash election	$ 490
Mixed cash/stock consideration	
Number of shares of BHS common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Cash consideration per common share outstanding	$ 12.75
Total cash paid to BHS shareholders making a mixed election or not making an election	$ 95
Total cash consideration	$ 585
Stock consideration	
All cash consideration	
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all cash	37
Exchange ratio	0.7562
Tyco shares issued to BHS shareholders making an all cash election	28
All stock consideration	
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all stock	1
Exchange ratio	1.0951
Tyco shares issued to BHS shareholders making an all stock election	1
Mixed cash/stock consideration	
Number of shares of BHS common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Exchange ratio	0.7666
Tyco shares issued to BHS shareholders making a mixed election or not making an election	6
Total Tyco common shares issued	35
Tyco's average common share price on May 14, 2010	$ 38.73
Total stock consideration	$ 1,362
Fair value of BHS stock option, restricted stock unit and deferred stock unit replacement awards(1)	$ 27
Total fair value of consideration transferred	$ 1,974

(1) Represents the fair value of BHS stock option, restricted stock unit and deferred stock unit replacement awards attributable to pre-combination service issued to holders of these awards in the acquisition. The fair value was determined using the Black-Scholes model for stock option

5. Acquisitions (Continued)

awards and Tyco's closing stock price for the restricted and deferred stock unit awards. The fair value of outstanding BHS stock-based compensation awards that immediately vested at the effective time of the acquisition, was attributed to pre-combination service and was included in the consideration transferred. In addition, there were certain BHS stock-based compensation awards that did not immediately vest upon completion of the acquisition. For those awards, the fair value of the awards attributed to pre-combination service was included as part of the consideration transferred and the fair value attributed to post-combination service is being recognized as compensation expense over the requisite service period in the post-combination financial statements of Tyco.

Fair Value Allocation of Consideration Transferred to Assets Acquired and Liabilities Assumed

The consideration transferred for BHS has been allocated to identifiable assets acquired and liabilities assumed as of the acquisition date. The following amounts represent the final determination of the fair value of the identifiable assets acquired and liabilities assumed ($ in millions):

Net current assets(1)	$ 78
Subscriber systems	624
Other property, plant and equipment	49
Total property, plant and equipment	673
Contracts and related customer relationships (10-year weighted-average useful life)	738
Other intangible assets (4-year weighted-average useful life)	12
Total intangible assets	750
Net non-current liabilities(2)	(459)
Net assets acquired	1,042
Goodwill(3)	932
Purchase price	$1,974

(1) As of the acquisition date, the fair value of accounts receivable approximated book value. Included in net current assets is $32 million of accounts receivable. The gross contractual amount receivable was approximately $35 million of which $3 million was not expected to be collected.

(2) Included in net non-current liabilities is approximately $456 million of deferred tax liabilities which are recorded in other liabilities in the Company's Consolidated Balance Sheet.

(3) The goodwill recognized is primarily related to expected synergies and other benefits that the Company believes will result from combining the operations of BHS with the operations of Tyco Security Solutions. All of the goodwill has been allocated to the Company's Tyco Security Solutions segment. None of the goodwill is expected to be deductible for tax purposes.

5. Acquisitions (Continued)

Actual BHS Financial Results

BHS actual results from the acquisition date, May 14, 2010, which are included in the Consolidated Statement of Operations for the year ended September 24, 2010 are as follows ($ in millions):

	For the Year Ended September 24, 2010
Net revenue	$193
Loss from continuing operations attributable to Tyco common shareholders	$(25)

Supplemental Pro Forma Financial Information (unaudited)

The supplemental pro forma financial information for the year ended September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
Net revenue	$17,367	$17,415
Income (loss) from continuing operations attributable to Tyco common shareholders	1,149	(1,845)
Income (loss) from continuing operations per share:		
Basic earnings (loss) per share attributable to Tyco common shareholders	$ 2.21	$ (3.63)
Diluted earnings (loss) per share attributable to Tyco common shareholders	$ 2.20	$ (3.63)

The supplemental pro forma financial information is based on the historical financial information for Tyco and BHS. The supplemental pro forma financial information for the period ended September 24, 2010 utilized BHS' historical financial information for its fiscal fourth quarter ended December 31, 2009 and the pre-acquisition period from January 1, 2010 through the acquisition date. The supplemental pro forma financial information reflect primarily the following pro forma pre-tax adjustments:

- Elimination of BHS historical intangible asset amortization and property, plant and equipment depreciation expense;
- Elimination of BHS historical deferred acquisition costs amortization;
- Elimination of BHS historical deferred revenue amortization;
- Additional amortization and depreciation expense related to the fair value of identifiable intangible assets and property, plant and equipment acquired;
- Reduction of interest income on cash used to fund the acquisition and Tyco dividends assumed to be paid to BHS shareholders; and
- All of the above pro forma adjustments were tax effected using a statutory tax rate of 39%

5. Acquisitions (Continued)

The supplemental pro forma financial information for the year ended September 24, 2010 reflect the following non-recurring adjustments:

- Direct acquisition costs primarily relating to advisory and legal fees and integration costs; and
- Restructuring charges primarily related to employee severance and one-time benefit arrangements

The supplemental pro forma financial information gives effect to the acquisition, but should not be considered indicative of the results that would have occurred in the periods presented above, nor are they indicative of future results. In addition, the supplemental pro forma financial information does not reflect the potential realization of cost savings relating to the integration of the two companies.

Fiscal 2009

Acquisitions

During the year ended September 25, 2009, cash paid for acquisitions included in continuing operations totaled $48 million, net of cash acquired of $2 million, which primarily related to the acquisition of Vue Technology, Inc., a provider of radio frequency identification technology, for $43 million by the Company's Tyco Security Solutions segment.

Acquisition and Integration Related Costs

During the year ended September 25, 2009, the Company did not incur any acquisition or integration related costs.

ADT Account Acquisitions

During the year ended September 25, 2009, the Company paid $543 million of cash to acquire approximately 512,000 customer contracts for electronic security services in its Tyco Security Solutions segment.

6. Other Expense, Net

Other expense, net of $16 million in 2011, primarily relates to our share of Atkore's net loss of $9 million, which is accounted for under the equity method of accounting, and a decrease in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement of $7 million. See Note 7.

Other expense, net of $75 million in 2010, primarily related to a charge of $87 million as a loss on extinguishment of debt on the redemption of our 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029. See Note 12. This loss was partially offset by an $8 million gain recorded as a result of an increase in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement.

Other expense, net of $7 million in 2009, primarily related to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and TE Connectivity under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

7. Income Taxes

Significant components of the income tax provision for 2011, 2010 and 2009 are as follows ($ in millions):

	2011	2010	2009
Current:			
United States:			
Federal	$ (4)	$ 45	$(60)
State	10	28	8
Non U.S.	229	194	137
Current income tax provision	$235	$ 267	$ 85
Deferred:			
United States:			
Federal	$ 45	$ (59)	$ 22
State	18	19	(11)
Non U.S.	28	(89)	(25)
Deferred income tax provision	$ 91	$(129)	$(14)
	$326	$ 138	$ 71

Non-U.S. income from continuing operations before income taxes was $2,119 million, $1,507 million and $119 million for 2011, 2010, 2009, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2011	2010	2009
Notional U.S. federal income tax (benefit) expense at the statutory rate	$ 663	$ 445	$(620)
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	17	16	18
Non U.S. net earnings[(1)]	(359)	(376)	(282)
Nondeductible charges	10	62	885
Valuation allowance	(4)	(19)	9
Other	(1)	10	61
Provision for income taxes	$ 326	$ 138	$ 71

(1) Excludes nondeductible charges and other items which are broken out separately in the table.

Included in nondeductible charges is an income tax benefit from favorable audit resolutions in multiple jurisdictions during 2011.

Included in the Non-U.S. net earnings for 2010 is a $20 million tax benefit as a result of the Company's disposition of its French security business and a nonrecurring item generating a $30 million tax benefit.

7. Income Taxes (Continued)

Included in the nondeductible charges for 2009 is the loss driven by the goodwill impairment charges of $2.6 billion, for which almost no tax benefit is available.

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
Deferred tax assets:		
Accrued liabilities and reserves	$ 169	$ 243
Tax loss and credit carryforwards	2,381	2,491
Postretirement benefits	301	318
Deferred revenue	302	200
Other	554	483
	$ 3,707	$ 3,735
Deferred tax liabilities:		
Property, plant and equipment	(657)	(711)
Intangibles assets	(672)	(676)
Other	(195)	(122)
	$(1,524)	$(1,509)
Net deferred tax asset before valuation allowance	2,183	2,226
Valuation allowance	(1,400)	(1,379)
Net deferred tax asset	$ 783	$ 847

The valuation allowance for deferred tax assets of $1,400 million and $1,379 million as of September 30, 2011 and September 24, 2010, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when the Company determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company's Consolidated Balance Sheets.

As of September 30, 2011, the Company had $6,277 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $5,411 million have no expiration, and the remaining $866 million will expire in future years through 2030. In the U.S., there were approximately $1,814 million of federal and $1,536 million of state net operating loss carryforwards as of September 30, 2011, which will expire in future years through 2030.

As of September 30, 2011 and September 24, 2010, Tyco had unrecognized tax benefits of $270 million and $318 million, respectively, of which $241 million and $276 million, if recognized, would affect the effective tax rate. Tyco recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. Tyco had accrued interest and penalties related to the unrecognized tax benefits of $60 million and $63 million as of September 30, 2011 and September 24, 2010, respectively. Tyco recognized $4 million, $13 million and $1 million of income tax expense for

7. Income Taxes (Continued)

interest and penalties related to unrecognized tax benefits as of September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

A rollforward of unrecognized tax benefits as of September 30, 2011, September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2011	2010	2009
Balance as of beginning of year	$318	$281	$369
Additions based on tax positions related to the current year	15	11	10
Additions based on tax positions related to prior years	39	58	3
Reductions based on tax positions related to prior years	(95)	(22)	(90)
Reductions related to settlements	(5)	(6)	(4)
Reductions related to lapse of the applicable statute of limitations	(6)	(1)	(6)
Foreign currency translation adjustments	4	(3)	(1)
Balance as of end of year	$270	$318	281

Many of Tyco's uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004 - 2010
Canada	2001 - 2010
Germany	1998 - 2010
Italy	2004 - 2010
South Korea	2006 - 2010
Switzerland	2000 - 2010
United Kingdom	2000 - 2010
United States	1997 - 2010

Based on the current status of its income tax audits, the Company believes that it is reasonably possible that between nil and $60 million in unrecognized tax benefits may be resolved in the next twelve months.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the spin-offs of Covidien and TE Connectivity, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, TE Connectivity's and Tyco's respective rights, responsibilities, and obligations after the 2007 Separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or TE Connectivity to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

7. Income Taxes (Continued)

Under the Tax Sharing Agreement, Tyco shares responsibility for certain of its, Covidien's and TE Connectivity's income tax liabilities, which result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns. The costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. In connection with the execution of the Tax Sharing Agreement, Tyco established a net receivable from Covidien and TE Connectivity representing the amount Tyco expected to receive for pre-Separation uncertain tax positions, including amounts owed to the Internal Revenue Service ("IRS"). As of September 30, 2011 and September 24, 2010, respectively, the aggregate amount of the net receivable was $89 million and $114 million, respectively, of which $73 million and $89 million, respectively, was included in other assets and $16 million and $25 million, respectively, was included in prepaid expenses and other current assets on the Consolidated Balance Sheet. Tyco also established liabilities representing the fair market value of its share of Covidien's and TE Connectivity's estimated obligations, primarily to the IRS, for their pre-Separation taxes covered by the Tax Sharing Agreement. As of September 30, 2011 and September 24, 2010, Tyco had recorded $387 million and $398 million, respectively, in other liabilities, and $49 million and $156 million, respectively, in accrued and other current liabilities. During the year ended September 30, 2011, Tyco made a net cash payment of $113 million to Covidien and TE Connectivity related to the resolution of certain IRS audit and pre-Separation tax matters.

Tyco assesses the shared tax liabilities and related guaranteed liabilities at each reporting period. The receivable and liability were initially recognized with an offset to shareholders' equity in 2007. During the year ended September 30, 2011, September 24, 2010 and September 25, 2009, Tyco recorded expense of $7 million, income of $8 million and expense of $14 million, respectively, in accordance with the Tax Sharing Agreement. Tyco will provide payment to Covidien and TE Connectivity under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by applicable taxing authorities is completed for the impacted years and cash payments are made. Notwithstanding the resolution of these items, certain significant items regarding pre-Separation shared tax liabilities remain open, and given the nature of these liabilities, the maximum amount of potential future payments under the Tax Sharing Agreement is not determinable. Such cash payments, when they occur, will reduce the guarantor liability as such payments represent an equivalent reduction of risk. Tyco also assesses the sufficiency of the Tax Sharing Agreement guarantee liability on a quarterly basis and will increase the liability when it is probable that cash payments expected to be made under the Tax Sharing Agreement exceed the recorded balance.

Tyco and its subsidiaries' income tax returns are examined periodically by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular with respect to years preceding the 2007 Separation. The issues and proposed adjustments related to such years are generally subject to the sharing provisions of the Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments. With respect to adjustments raised by the IRS, although the Company expects to resolve a substantial number of these adjustments, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that Tyco will be able to resolve the open items, which primarily involve the treatment of certain intercompany debt transactions during the period, through the IRS appeals process. As a result, Tyco may be required to litigate these

7. Income Taxes (Continued)

matters. The Company has assessed its obligations under the Tax Sharing Agreement, including with respect to the proposed civil fraud penalties discussed below, to determine that its recorded liability of $436 million is sufficient to cover the indemnifications made by the Company under such agreement. See Note 13. However, the ultimate resolution of these matters is uncertain and could result in a material adverse impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In connection with the aforementioned audits, the IRS proposed civil fraud penalties against a prior subsidiary that was distributed to TE Connectivity in connection with the 2007 Separation. The penalties allegedly arise from actions of former executives taken in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, the Company estimates the proposed penalties could range between $30 million and $50 million. This is a pre-Separation tax liability that is covered by the provisions of the Tax Sharing Agreement. Also in connection with the IRS audits described above, during the fourth quarter of 2009, the Company, as Audit Management Party under the Tax Sharing Agreement, reached a settlement agreement with the IRS on certain deductions taken by Tyco, Covidien and TE Connectivity on pre-separation tax returns filed for the periods 2001 to 2004. The settlement did not have a material effect to the Company's results of operations, financial position or cash flows. Notwithstanding this settlement, as mentioned above, certain significant items related to the audits of the periods from 1997 to 2004 remain open. Additionally, the Company considered the potential impact of the settlement as part of its quarterly assessment of the guarantee liability and concluded that no adjustment to the liability was needed.

In addition to dealing with pre 2007 Separation tax liabilities of each of the three entities party thereto, the Tax Sharing Agreement contains sharing provisions to address the contingency that the 2007 Separation itself, or internal transactions related to the 2007 Separation, may be deemed taxable by U.S. or non U.S. taxing authorities. In the event the 2007 Separation is determined to be taxable and such determination was the result of actions taken after the 2007 Separation by Tyco, Covidien or TE Connectivity, the party responsible for such failure would be responsible for all taxes imposed on each company as a result thereof. If such determination is not the result of actions taken by any of the three companies after the 2007 Separation, then Tyco, Covidien and TE Connectivity would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on any of the companies as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and TE Connectivity are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and TE Connectivity's tax liabilities. See Note 13.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized

7. Income Taxes (Continued)

deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

8. Earnings Per Share

During the first quarter of fiscal 2010, the Company adopted the authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. The Company historically issued certain restricted stock awards that vest over a period of three years which contained non-forfeitable rights to dividends and should be treated as participating securities. These types of awards were last issued during fiscal 2006. Awards containing such rights that are unvested are considered to be participating securities and are included in the computation of earnings per share pursuant to the two-class method. All of these awards were vested as of September 25, 2009. As a result, the Company was not required to compute earnings per share for fiscal 2011 and 2010 using the two-class method unless new awards are granted. The retrospective application of this guidance did not have an impact on the Company's historically reported earnings per share for 2009 as the effects would be anti-dilutive because the Company reported a loss from continuing operations.

8. Earnings Per Share (Continued)

The reconciliations between basic and diluted earnings per share attributable to Tyco common shareholders for 2011, 2010 and 2009 are as follows (in millions, except per share data):

	2011			2010			2009		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount
Basic earnings per share attributable to Tyco common shareholders:									
Income (loss) from continuing operations	$1,565	474	$3.31	$1,125	485	$2.32	$(1,845)	473	$(3.90)
Less: Income allocated to participating securities	NA(1)	—		NA(1)	—		NA(2)	—	
Share options and restricted share awards		5			3			—	
Diluted earnings per share attributable to Tyco common shareholders:									
Add: Income allocated to participating securities	NA(1)	—		NA(1)	—		NA(2)	—	
Income from continuing operations attributable to Tyco common shareholders, giving effect to dilutive adjustments	$1,565	479	$3.27	$1,125	488	$2.31	$(1,845)	473	$(3.90)

(1) The two-class method is not applicable for the fiscal years ended September 30, 2011 and September 24, 2010 as all participating securities were vested as of September 25, 2009.

(2) The two-class method is not applicable for the fiscal year ended September 25, 2009 as the effects would be anti-dilutive because the Company reported a loss from continuing operations for this period.

The computation of diluted earnings per share for 2011 excludes the effect of the potential exercise of share options to purchase approximately 10 million shares and excludes restricted share awards of nil because the effect would be anti-dilutive.

The computation of diluted earnings per share for 2010 and 2009 excludes the effect of the potential exercise of share options to purchase approximately 15 million and 27 million shares, respectively, and excludes restricted share awards of approximately 2 million and 5 million shares, respectively, because the effect would be anti-dilutive.

9. Investments

The cost and fair market value of the Company's available-for-sale investments which are primarily held by our captive insurance company by type of security and classification in the Company's Consolidated Balance Sheets are as follows ($ in millions):

As of September 30, 2011:

Type of Security	Cost Basis	Gross Unrealized Gain	Fair Value	Consolidated Balance Sheet Classification: Prepaids and Other Current Assets	Consolidated Balance Sheet Classification: Other Assets
Corporate debt securities	$ 43	$—	$ 43	$11	$ 32
U.S. Government debt securities	200	4	204	49	155
	$243	$ 4	$247	$60	$187

As of September 24, 2010:

Type of Security	Cost Basis	Gross Unrealized Gain	Fair Value	Consolidated Balance Sheet Classification: Prepaids and Other Current Assets	Consolidated Balance Sheet Classification: Other Assets
Corporate debt securities	$ 59	$ 1	$ 60	$15	$ 45
U.S. Government debt securities	212	5	217	39	178
Other debt securities	6	—	6	5	1
	$277	$ 6	$283	$59	$224

Investments with continuous unrealized losses for less than 12 months and 12 months or greater as of September 30, 2011 and September 24, 2010 were not material. The Company did not record any other-than-temporary impairments in the years ended 2011, 2010, and 2009.

The maturities of the Company's investments in debt securities as of September 30, 2011 are as follows ($ in millions):

	Cost Basis	Fair Value
Due in one year or less	$ 59	$ 60
Due after one year through five years	184	187
Total	$243	$247

10. Goodwill and Intangible Assets

Fiscal 2011 and 2010 Goodwill

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company's forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization. There were no goodwill impairments as a result of performing the Company's 2011 and 2010 annual impairment tests. Based on the Company's most recent annual goodwill impairment assessment performed during the fourth quarter of fiscal 2011, the Company determined that its Water and Environmental Systems reporting unit within the Tyco Flow Control segment had limited recoverability of goodwill. The fair value of the reporting unit exceeded its carrying value by 6.9%. As of September 30, 2011, the Water and Environmental Systems goodwill balance was $298 million. While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. The Company will continue to monitor the recoverability of its goodwill.

During the first quarter of fiscal 2011, the Company realigned its Safety Products segment between its ADT Worldwide and Fire Protection segments to create two new segments: Tyco Security Solutions and Tyco Fire Protection. Also, various businesses were realigned between Tyco Security Solutions and Tyco Fire Protection. As a result of the realignment of business activities, the balances as of September 25, 2009 have been recast. As part of the realignment the Company tested the related goodwill balances for recoverability and determined goodwill continued to be recoverable.

10. Goodwill and Intangible Assets (Continued)

The changes in the carrying amount of goodwill by segment for 2011 and 2010 are as follows ($ in millions):

	As of September 25, 2009	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Currency Translation	As of September 24, 2010
Tyco Security Solutions					
Gross Goodwill	$ 5,921	$ 929	$ (3)	$ (48)	$ 6,799
Impairments	(1,332)	—	—	—	(1,332)
Carrying Amount of Goodwill	4,589	929	(3)	(48)	5,467
Tyco Fire Protection					
Gross Goodwill	2,638	—	(10)	5	2,633
Impairments	(429)	—	—	—	(429)
Carrying Amount of Goodwill	2,209	—	(10)	5	2,204
Tyco Flow Control					
Gross Goodwill	1,993	76	(106)	(57)	1,906
Impairments	—	—	—	—	—
Carrying Amount of Goodwill	1,993	76	(106)	(57)	1,906
Electrical and Metal Products					
Gross Goodwill	935	—	—	—	935
Impairments	(935)	—	—	—	(935)
Carrying Amount of Goodwill	—	—	—	—	—
TOTAL					
Gross Goodwill	11,487	1,005	(119)	(100)	12,273
Impairments	(2,696)	—	—	—	(2,696)
Carrying Amount of Goodwill	$ 8,791	$1,005	$(119)	$(100)	$ 9,577

10. Goodwill and Intangible Assets (Continued)

	As of September 24, 2010	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Currency Translation	As of September 30, 2011
Tyco Security Solutions					
Gross Goodwill	$ 6,799	$133	$ (1)	$(18)	$ 6,913
Impairments	(1,332)	—	—	—	(1,332)
Carrying Amount of Goodwill	5,467	133	(1)	(18)	5,581
Tyco Fire Protection					
Gross Goodwill	2,633	45	(4)	3	2,677
Impairments	(429)	—	—	—	(429)
Carrying Amount of Goodwill	2,204	45	(4)	3	2,248
Tyco Flow Control					
Gross Goodwill	1,906	253	(16)	27	2,170
Impairments	—	—	—	—	—
Carrying Amount of Goodwill	1,906	253	(16)	27	2,170
Electrical and Metal Products					
Gross Goodwill	935	—	(935)	—	—
Impairments	(935)	—	935	—	—
Carrying Amount of Goodwill	—	—	—	—	—
TOTAL					
Gross Goodwill	12,273	431	(956)	12	11,760
Impairments	(2,696)	—	935	—	(1,761)
Carrying Amount of Goodwill	$ 9,577	$431	$ (21)	$ 12	$ 9,999

Fiscal 2009 Goodwill Impairment

The Company began to experience a decline in revenue during the first quarter of 2009 in its Tyco Security Solutions and Tyco Fire Protection segments as a result of a slowdown in the commercial markets including the retailer end market as well as a decline in sales volume at its former Electrical and Metal Products segment due to the slowdown in the non-residential construction market. Although the Company considered and concluded that these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecast results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain reporting units in the above mentioned businesses. The Company determined that these events and changes in circumstances constituted triggering events for the following six reporting units: Europe, Middle East and Africa ("EMEA") Security reporting units, Access Control and Video Systems ("ACVS"), and Sensormatic Retail Solutions ("SRS") within the Tyco Security Solutions segment. EMEA Fire reporting units and Life Safety within the Tyco Fire Protection segment and Electrical and Metal Products reporting unit within the Electrical and Metal Products segment. As a result of the triggering events, the Company assessed the recoverability of each of the reporting unit's long-lived assets and

10. Goodwill and Intangible Assets (Continued)

concluded that the carrying amounts were recoverable at March 27, 2009. Subsequently, the Company performed the first step of the goodwill impairment test for these reporting units.

To perform the first step of the goodwill impairment test for the six reporting units with triggering events, the Company compared the carrying amounts of these reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), was used to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. In determining fair value, management relied on and considered a number of factors, including operating results, business plans, economic projections, including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization.

As described above, the Company utilized a discounted cash flow analysis for determining the fair value of each of the reporting units where triggering events had occurred. Based on the factors described above, actual and anticipated reductions in demand for the reporting unit's products and services as well as increased risk due to economic uncertainty, the estimates of future cash flows used in the second quarter of 2009 discounted cash flow analyses were revised downward from the Company's most recent test conducted during the fourth quarter of 2008. The range of the weighted-average cost of capital utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for the Company's products and services. The weighted-average cost of capital were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Weighted-Average Cost of Capital	10.9% to 12.8%	10.0% to 11.7%

The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in each of the six reporting units identified with triggering events, as the carrying amounts of the reporting units exceeded their respective fair values. As a result, the Company performed the second step of the goodwill impairment test for these reporting units. In the second step of the goodwill impairment test, the Company compared the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. The implied fair values of goodwill were determined by allocating the fair values of each reporting unit to all of the assets and liabilities of the applicable reporting unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for each of the aforementioned reporting units. The Company recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax) which was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statement of Operations for the quarter ended March 27,

10. Goodwill and Intangible Assets (Continued)

2009. Specifically, the Company recorded the following non-cash goodwill impairment charges at the following reporting units ($ in millions):

Reporting Unit	Pre-tax Charge	After-tax Charge
EMEA Fire	$ 180	$ 179
EMEA Security	613	610
Electrical and Metal Products	935	915
ACVS	327	321
Life Safety	240	236
SRS	346	340
Total	$2,641	$2,601

Fiscal 2011 and 2010 Intangible Assets

Indefinite lived intangible assets consisting primarily of trade names are tested for impairment using the relief from royalty method. There were no indefinite lived intangible asset impairments as a result of performing the Company's 2011 and 2010 annual impairment tests.

The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets as of September 30, 2011 and September 24, 2010 ($ in millions):

	September 30, 2011			September 24, 2010		
	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$8,225	$5,077	14 years	$7,664	$4,606	14 years
Intellectual property	571	483	19 years	546	477	20 years
Other	116	22	10 years	29	15	8 years
Total	$8,912	$5,582	14 years	$8,239	$5,098	14 years
Non-Amortizable:						
Intellectual property	$ 212			$ 213		
Other	86			92		
Total	$ 298			$ 305		

Intangible asset amortization expense for 2011, 2010 and 2009 was $623 million, $549 million and $516 million, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $600 million for 2012, $500 million for 2013, $425 million for 2014, $375 million for 2015 and $325 million for 2016.

10. Goodwill and Intangible Assets (Continued)

Fiscal 2009 Intangible Asset Impairment

The Company began to experience a decline in revenue during the first quarter of 2009 at its Tyco Security Solutions segment due to a slowdown in the commercial markets including the retailer end market. Although the Company considered and concluded these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecast results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain indefinite-lived intangible assets. This deterioration of the business environment related to the retailer business of the Tyco Security Solutions segment resulted in a further lowering of management's projections of revenues from the retailer end market during the second quarter of 2009.

Based on these factors and uncertainties described above, estimates of future cash flows used in determining the fair value of the Company's Sensormatic tradename as well as franchise rights relating to Winner and Sensormatic Security Corp ("SSC") during the second quarter of 2009 were revised downward relative to the estimates used in the Company's most recent test during the fourth quarter of 2008. The range of the discount rates utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for the Company's products and services. The discount rates were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Discount Rate	12.0% to 12.3%	10.4%

The results of the impairment test indicated that the Tyco Security Solutions Sensormatic tradename and Winner and SSC franchise rights estimated fair values were less than their respective carrying amounts. As such, the Company recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) which was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statement of Operations for the quarter ended March 27, 2009. Specifically, the Company recorded the following non-cash intangible asset impairment charges to reduce the carrying amount of the following indefinite-lived intangible assets (in millions):

Intangible Asset	Pre-tax Charge	After-tax Charge
Sensormatic tradename	$42	$26
Winner franchise rights	14	9
SSC franchise rights	8	5
Total	$64	$40

11. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified. There have been no loans made to any of the Company's current executives. The outstanding loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. The maximum amount outstanding under these programs was $21 million as of both September 30, 2011 and September 24, 2010. Loans receivable under these programs, as well as other unsecured advances outstanding, were $21 million as of both September 30, 2011 and September 24, 2010, respectively. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former chairman and chief executive officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $28 million as of both September 30, 2011 and September 24, 2010 and the rate of interest charged on such loans was 0.5% in both 2011 and 2010. Interest income on these interest bearing loans was not material for all periods presented. Certain of the above loans totaling $1 million as of both September 30, 2011 and September 30, 2010 are non-interest bearing.

The Company filed civil complaints against Mr. Kozlowski and its former chief financial officer, Mark Swartz, for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of the Company's Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging the Company's acquisition of The CIT Group, Inc. (the "CIT Group"). On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. In October 2010, the U.S. District Court for the Southern District of New York denied Tyco's affirmative claims for recovery of damages against Mr. Walsh. Tyco is pursuing an appeal. This affirmative matter, and the affirmative matters against

11. Related Party Transactions (Continued)

Messrs. Kozlowski and Swartz, are not subject to the liability sharing provisions of the Separation and Distribution Agreement. Separately, Mr. Walsh is pursuing a New York state court claim against the Company asserting his entitlement to indemnification. This action is subject to the liability sharing provisions of the Separation and Distribution Agreement.

During 2011, 2010 and 2009, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers. Purchases from these companies during each year aggregated less than 1 percent of consolidated net revenue.

12. Debt

Debt as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	September 30, 2011	September 24, 2010
6.75% public notes due 2011(1)	$ —	$ 516
6.0% public notes due 2013	655	655
4.125% public notes due 2014	499	499
3.375% public notes due 2015	499	498
3.75% public notes due 2018	249	—
8.5% public notes due 2019	750	750
7.0% public notes due 2019	431	432
6.875% public notes due 2021	715	715
4.625% public notes due 2023	248	—
Other(1)(2)	102	123
Total debt	4,148	4,188
Less current portion	2	536
Long-term debt	$4,146	$3,652

(1) 6.75% public notes due 2011, plus $20 million of the amount shown as other, comprise the current portion of the Company's total debt as of September 24, 2010.

(2) $2 million of the amount shown as other, comprise the current portion of the Company's total debt as of September 30, 2011.

Fair Value

The carrying amount of Tyco's debt subject to the fair value disclosure requirements as of September 30, 2011 and September 24, 2010 was $4,046 million and $4,065 million, respectively. The Company has determined the fair value of such debt to be $4,689 million and $4,730 million as of September 30, 2011 and September 24, 2010, respectively. The Company utilizes various valuation methodologies to determine the fair value of its debt, which is primarily dependent on the type of market in which the Company's debt is traded. When available, the Company uses quoted market prices to determine the fair value of its debt that is traded in active markets. As of September 30, 2011

12. Debt (Continued)

and September 24, 2010, the fair value of the Company's debt which was actively traded was $4,689 million and $4,730 million, respectively.

Commercial Paper

As of September 30, 2011 and September 24, 2010, Tyco International Finance, S.A. ("TIFSA"), the Company's finance subsidiary, had no commercial paper outstanding.

Credit Facilities

On March 24, 2011, TIFSA, as the Borrower, and the Company as the Guarantor, entered into a Four-Year Senior Unsecured Credit Agreement, providing for revolving credit commitments in the aggregate amount of $750 million (the "Credit Agreement"). In connection with entering into the Credit Agreement, TIFSA and the Company terminated the existing Three-Year Senior Unsecured Credit Agreement, dated June 24, 2008, which provided for revolving credit commitments in the aggregate amount of $500 million. The Credit Agreement also reduced the lenders' commitments under the existing Five-Year Senior Unsecured Credit Agreement, dated April 25, 2007, from an aggregate of $1.19 billion to $750 million, and which is scheduled to expire in April 2012.

As a result of entering into the Credit Agreement and the termination and reduction described above, the Company's committed revolving credit facilities totaled $1.5 billion as of September 30, 2011. These revolving credit facilities may be used for working capital, capital expenditures and general corporate purposes. As of September 30, 2011 and September 24, 2010, there were no amounts drawn under the Company's revolving credit facilities. Interest under the revolving credit facilities is variable and is calculated by reference to LIBOR or an alternate base rate.

Fiscal 2011 Debt Issuance/Repayment

On January 12, 2011, TIFSA issued $250 million aggregate principal amount of 3.75% Notes due on January 15, 2018 (the "2018 Notes") and $250 million aggregate principal amount of 4.625% Notes due on January 15, 2023 (the "2023 Notes"), which are fully and unconditionally guaranteed by the Company. TIFSA received total net proceeds of approximately $494 million after deducting debt issuance costs of approximately $1 million for the 2018 Notes and $2 million for the 2023 Notes, as well as debt discount of approximately $1 million for the 2018 Notes and $2 million for the 2023 Notes. The net proceeds of the aforementioned debt issuances, along with other available funds, were used to fund the repayment upon maturity of all of the Company's outstanding 6.75% Notes due February 2011 with a principal amount of $516 million. The 2018 Notes and the 2023 Notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt.

Prior to January 15, 2018 in the case of the 2018 Notes and prior to October 15, 2022 in the case of the 2023 Notes, TIFSA may redeem any of the notes at a redemption price equal to the greater of the principal amount of the notes of such series or a make-whole amount, plus in each case, accrued and unpaid interest. On or after October 15, 2022, TIFSA may redeem the 2023 Notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. The holders of both the 2018 Notes and the 2023 Notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and rating event, each as defined in the indenture

12. Debt (Continued)

governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date of each series of the notes. Interest is payable semi-annually on January 15th and July 15th for both the 2018 Notes and 2023 Notes.

Fiscal 2010 Debt Issuance/Repayment

On May 5, 2010, TIFSA issued $500 million aggregate principal amount of 3.375% notes due on October 15, 2015, which are fully and unconditionally guaranteed by the Company (the "2015 notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of approximately $3 million and a debt discount of approximately $2 million. The net proceeds, along with other available funds, were used to redeem all of the Company's outstanding 6.375% notes due October 2011. The 2015 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2015 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2015 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event which requires the occurrence of both a change of control and a rating event, each as defined in the Indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date. Interest is payable semiannually on April 15th and October 15th.

On May 28, 2010, the Company redeemed all of its 6.375% public notes due 2011 (the "2011 notes"), 7% notes due 2028 and 6.875% notes due 2029, outstanding at that time, which aggregated $878 million in principal amount. As a result of the debt redemption, the Company recorded an $87 million charge to other expense, net as a loss on extinguishment of debt. The charge is comprised of the make-whole premium, write-off of the unamortized debt issuance costs and discount related to the extinguished bonds and a net loss recognized upon termination of the associated interest rate swap contracts related to the 2011 notes.

On October 5, 2009, TIFSA issued $500 million aggregate principal amount of 4.125% notes due on October 15, 2014, which are fully and unconditionally guaranteed by the Company (the "2014 notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of approximately $3 million and a debt discount of approximately $2 million. The 2014 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2014 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2014 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and a rating event, each as defined in the Indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date. Interest is payable semiannually on April 15th and October 15th.

Fiscal 2009 Debt Issuance/Repayment

On January 9, 2009, TIFSA issued $750 million aggregate principal amount of 8.5% notes due on January 15, 2019, which are fully and unconditionally guaranteed by the Company (the "2019 notes").

12. Debt (Continued)

TIFSA received net proceeds of approximately $745 million after underwriting discounts and offering expenses of approximately $5 million. The 2019 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2019 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2019 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and a rating event as defined by the Indenture governing the notes. Additionally, the holders of the 2019 notes have the right to require the Company to repurchase all or a portion of the 2019 notes on July 15, 2014 at a purchase price equal to 100% of the principal amount of the notes tendered, plus accrued and unpaid interest. Otherwise, the notes mature on January 15, 2019. Debt issuance costs will be amortized from the date of issuance to the earliest redemption date, which is July 15, 2014. Interest is payable semi-annually on January 15th and July 15th.

On January 15, 2009, TIFSA made a payment of $215 million to extinguish all of its 6.125% notes, due 2009 which matured on the same date. Additionally, in November 2008, TIFSA made a payment of $300 million to extinguish all of its 6.125% notes due 2008.

Other Debt Information

The aggregate amounts of principal debt, including capital leases, maturing during the next five fiscal years and thereafter are as follows ($ in millions): $3 in 2012, $4 in 2013, $661 in 2014, $506 in 2015, $508 in 2016 and $2,409 thereafter.

The weighted-average interest rate on total debt was 5.9% and 6.3% as of September 30, 2011 and September 24, 2010, respectively, excluding the impact of interest rate swaps. The weighted-average interest rate on short-term debt was 6.8% as of September 24, 2010. There was no public short-term debt outstanding as of September 30, 2011. As of September 30, 2011 and September 24, 2010, the Company had swapped an aggregate of approximately $1.2 billion and $1.5 billion, respectively, of fixed for floating rate debt. The impact of the Company's interest rate swap agreements on reported interest expense was a net decrease of $22 million for 2011, a net decrease of $24 million for 2010, and a net decrease of $6 million for 2009.

In connection with the acquisition of KEF during the year ended September 30, 2011, the Company acquired $64 million of debt which was substantially paid as of September 30, 2011.

13. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and TE Connectivity in accordance with the terms of the Separation and Distribution Agreement and the Tax

13. Guarantees (Continued)

Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the 2007 Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of guarantees and indemnifications under the Tax Sharing agreement was $436 million and $554 million on the Company's Consolidated Balance Sheets as of September 30, 2011 and September 24, 2010, respectively. Of these amounts, $49 million and $156 million are included in accrued and other current liabilities and the remaining amounts in other liabilities as of September 30, 2011 and September 24, 2010, respectively. During 2011, the Company made a net cash payment of $113 million to Covidien and TE Connectivity related to the resolution of certain audit and pre-Separation tax matters. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 7.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and TE Connectivity operating entities. In connection with the 2007 Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or TE Connectivity. To the extent these guarantees were not assigned prior to the separation date, Tyco assumed primary liability on any remaining such support. The Company's obligations were $4 million, which were included in other liabilities on the Company's Consolidated Balance Sheets as of both September 30, 2011 and September 24, 2010, respectively, with an offset to shareholders' equity on the separation date.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 15.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

As of September 30, 2011, the Company had total outstanding letters of credit and bank guarantees of approximately $724 million.

The Company records estimated product warranty costs at the time of sale. See Note 1.

13. Guarantees (Continued)

The changes in the carrying amount of the Company's warranty accrual from September 24, 2010 to September 30, 2011 were as follows ($ in millions):

Balance as of September 24, 2010	$ 57
Warranties issued	24
Changes in estimates	(5)
Settlements	(25)
Balance as of September 30, 2011	$ 51

Warranty accruals for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 3.

14. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 30, 2011 and September 24, 2010. The fair value of derivative financial instruments was not material to any of the periods presented. See below for the fair value of investments and Note 12 for the fair value of debt.

Derivative Instruments

In the normal course of business, Tyco is exposed to market risk arising from changes in currency exchange rates, interest rates and commodity prices. The Company uses derivative financial instruments to manage exposures to foreign currency, interest rate and commodity price risks. The Company's objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading or speculative purposes.

For derivative instruments that are designated and qualified as hedging instruments for accounting purposes, the Company documented and linked the relationships between the hedging instruments and hedged items. The Company also assessed and documented at the hedge's inception whether the derivatives used in hedging transactions were effective in offsetting changes in fair values associated with the hedged items. These hedges did not result in any hedge ineffectiveness for the years ended September 30, 2011, September 24, 2010, and September 25, 2009.

All derivative financial instruments are reported on the Consolidated Balance Sheet at fair value with changes in the fair value of the derivative financial instruments recognized currently in the Company's Statement of Operations, with the exception of net investment hedges for which changes in fair value are reported in the cumulative translation component of accumulated other comprehensive loss to the extent the hedges are effective. The ineffective portion of the hedge, if any, is recognized in the Consolidated Statement of Operations. The derivative financial instruments and impact of such changes in the fair value of the derivative financial instruments was not material to the Consolidated Balance Sheets as of September 30, 2011 and September 24, 2010 or Consolidated Statements of Operations and Statements of Cash Flows for the years ended September 30, 2011, September 24, 2010 and September 25, 2009.

14. Financial Instruments (Continued)

Foreign Currency Exposures

The Company manages foreign currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on foreign currency which are not designated as hedging instruments for accounting purposes. The objective of the derivative instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans and accounts receivable, accounts payable and forecasted transactions that are denominated in certain foreign currencies. As of September 30, 2011 and September 24, 2010, the total gross notional amount of the Company's foreign exchange contracts was $836 million and $860 million, respectively.

Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Tyco made the final dividend payment in the form of a reduction of capital in February 2011, denominated in Swiss francs (See Note 17). The Company paid dividends in U.S. dollars, based on the exchange rate in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend was approved and paid increased or decreased the U.S. dollar amount required to be paid. The Company managed the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. Beginning in May 2011, the Company makes dividend payments out of contributed surplus in U.S. dollars which has eliminated the need to use currency hedges for dividend payments.

The Company hedges its net investment in certain foreign operations through the use of foreign exchange forward contracts. The objective is to minimize the exposure to changes in the value of the foreign currency denominated net investment. The aggregate notional amount of these hedges was $224 million and $255 million as of September 30, 2011 and September 24, 2010, respectively. Changes in the fair value of forward contracts qualifying as net investment hedges are reported in cumulative translation component of accumulated other comprehensive loss to the extent the hedges are effective. The ineffective portion of the hedge was not material to the Company's Consolidated Statement of Operations for the years ended September 30, 2011, September 24, 2010 and September 25, 2009. These contracts did not have a material impact to the Company's Consolidated Balance Sheet as of September 30, 2011 and September 24, 2010.

Interest Rate Exposures

The Company manages interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which are designated as fair value hedges for accounting purposes. Since the third quarter of 2009, TIFSA has been entering into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting interest rates of fixed-rate debt to variable rates. During the second quarter of 2011, TIFSA also entered into interest rate swaps contracts to hedge $155 million notional amount of the 4.125% public notes due 2014. In these contracts, TIFSA agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the maturity of the 6.75% public notes during the second quarter of 2011, TIFSA settled the corresponding interest rate swaps. As of September 30, 2011 and September 24, 2010, the total gross notional amount of the Company's interest rate swap contracts was $1.2 billion and $1.5 billion, respectively.

14. Financial Instruments (Continued)

Commodity Exposures

During fiscal 2011 and 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company's financial position, results of operations or cash flows.

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. If the counterparty fails to perform, the Company is exposed to losses if the derivative is in an asset position. When the fair value of a derivative instrument is an asset, the counterparty has to pay the Company to settle the contract. This exposes the Company to credit risk. However, when the fair value of a derivative instrument is a liability, the Company has to pay the counterparty to settle the contract and therefore there is no counterparty credit risk. Tyco has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having long-term Standard & Poor's and Moody's credit ratings of A−/A3 or higher. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master agreements with substantially all of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheets, providing for a more meaningful balance sheet presentation of credit exposure. The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties.

The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. As of September 30, 2011, the Company was exposed to industry concentration with financial institutions as well as risk of loss if an individual counterparty or issuer failed to perform its obligations under contractual terms. The maximum amount of loss that the Company would incur as of September 30, 2011 without giving consideration to the effects of legally enforceable master netting agreements was approximately $60 million.

Fair Value of Financial Instruments

Authoritative guidance for fair value measurements establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument's level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

- Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.
- Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or

14. Financial Instruments (Continued)

corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

- Level 3—inputs for the valuations are unobservable and are based on management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

Investments

Investments primarily include cash equivalents, U.S. government obligations, U.S. government agency securities and corporate debt securities.

When available, the Company uses quoted market prices to determine the fair value of investment securities. Such investments are included in Level 1. When quoted market prices are not readily available, pricing determinations are made based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information and benchmark securities. These investments are included in Level 2 and consist primarily of U.S. government agency securities and corporate debt securities.

Derivative Financial Instruments

As described above, under the caption "Derivative Instruments" derivative assets and liabilities consist principally of forward foreign currency exchange contracts and interest rate swaps. The fair values for these derivative financial instruments are derived from market approach pricing models that take into account the contractual terms and features of each instrument, forward foreign currency rates for the Company's foreign exchange contracts and yield curves for the Company's interest rate swaps existing at the end of the period. Valuations are adjusted to reflect creditworthiness of the counterparty for assets and the creditworthiness of the Company for liabilities. Such adjustments are based on observable market evidence and are categorized as Level 2 exposures. Derivative financial instruments are not presented in the following tables as the derivative financial instruments were not material to any of the periods presented.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and September 24, 2010, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the valuation.

	As of September 30, 2011		
($ in millions)	Level 1	Level 2	Total
Available-for-Sale Securities:			
Corporate debt securities	$ —	$ 43	$ 43
U.S. Government debt securities	101	103	204
Total	$101	$146	$247

14. Financial Instruments (Continued)

	As of September 24, 2010		
($ in millions)	Level 1	Level 2	Total
Available-for-Sale Securities:			
Corporate debt securities	$—	$ 60	$ 60
U.S. Government debt securities	95	122	217
Other debt securities	—	6	6
Total	$95	$188	$283

During 2011 and 2010, the Company did not have any significant transfers within the fair value hierarchy.

Other

The Company had $2.9 billion and $3.0 billion of intercompany loans designated as permanent in nature as of September 30, 2011 and September 24, 2010, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009 the Company recorded $16 million of cumulative translation gain, $24 million of cumulative translation loss and nil, respectively, through accumulated other comprehensive loss related to these loans.

15. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2027. Rental expense under these leases was $367 million, $375 million and $386 million for 2011, 2010 and 2009, respectively. The Company also has facility and equipment commitments under capital leases. Following is a schedule of minimum lease payments for non-cancelable leases as of September 30, 2011 ($ in millions):

	Operating Leases	Capital Leases
2012	$228	$ 4
2013	179	4
2014	133	5
2015	105	6
2016	62	8
Thereafter	143	30
	$850	$ 57
Less: amount representing interest		1
Total minimum lease payments		$ 56

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 30, 2011, such obligations were as follows: $492 million in 2012, $32 million in 2013, $5 million in 2014 and $1 million in 2015.

15. Commitments and Contingencies (Continued)

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the 2007 Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the 2007 Separation. Under the Separation and Distribution Agreement, the Company, Covidien and TE Connectivity are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that were not specific to the business operations of any of the companies. Substantially all of these legacy matters have been resolved. Additionally, at the time of the 2007 Separation, the Company, Covidien and TE Connectivity agreed to allocate responsibility for certain legacy tax claims pursuant to the same formula under the Tax Sharing Agreement. A number of the legacy tax claims remain outstanding. See Note 7.

Legacy Matters

During the fiscal quarter ended December 24, 2010, certain contingencies related to the previously disclosed settlement of the *Stumpf v. Tyco International Ltd.* class action lawsuit elapsed. This matter, which was subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and TE Connectivity had previously received final court approval for its settlement. As a result of the lapsing of time periods for certain class members to state a claim against the Company, the Company adjusted its remaining reserve for this and other legacy securities matters and recognized a net gain of $7 million during the quarter ended December 24, 2010. Since June 2007, the Company has resolved substantially all of the legacy claims related to securities fraud and similar matters, with the exception of the claims related to former management and Mr. Frank Walsh Jr., a former director, described below.

Tyco is a party to several lawsuits involving disputes with former management, among which are affirmative cases brought by Tyco against Mr. Dennis L. Kozlowski, Mr. Mark Swartz and Mr. Frank Walsh Jr. In connection with these affirmative actions, Mr. Kozlowski, through counterclaims, and Mr. Swartz, through demand letters, are seeking an aggregate of approximately $138 million allegedly due in connection with their compensation and retention arrangements and under the Employee Retirement Income Security Act ("ERISA").

With respect to Mr. Kozlowski, on December 1, 2010, the U.S. District Court for the Southern District of New York ruled in favor of several of the Company's affirmative claims against him before trial, while dismissing all of Mr. Kozlowski's counterclaims for pay and benefits after 1995. With respect to Mr. Swartz, on March 3, 2011, the same Court granted the Company's motion for summary judgment. The Court further ruled that issues related to damages will need to be resolved at trial. No trial date has been set. The Company expects Mr. Kozlowski and Mr. Swartz to contest these decisions. As a result, the Company has and will continue to maintain the reserve recorded in its Consolidated Balance Sheet for the amounts allegedly due under their compensation and retention arrangements and under ERISA until the appeals process is complete. Although the ultimate resolution of these matters could differ materially from these estimates, the Company does not believe such resolution would have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has also brought an action against Mr. Walsh in connection with the damages suffered by Tyco arising from Mr. Walsh's breach of his fiduciary duties to Tyco. In October 2010, the U.S. District

15. Commitments and Contingencies (Continued)

Court for the Southern District of New York denied Tyco's affirmative claims for recovery of damages against Mr. Walsh. Tyco is pursuing an appeal. This affirmative matter, and the affirmative matters against Messrs. Kozlowski and Swartz, are not subject to the liability sharing provisions of the Separation and Distribution Agreement. Separately, Mr. Walsh is pursuing a New York state court claim against the Company asserting his entitlement to indemnification. This action is subject to the liability sharing provisions of the Separation and Distribution Agreement.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 30, 2011, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $38 million to $86 million. As of September 30, 2011, Tyco concluded that the best estimate within this range is approximately $60 million, of which $18 million is included in accrued and other current liabilities and $42 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. As part of the Company's strategy, it has also entered into a cost-sharing agreement with an entity from which it acquired a business several decades ago. Under the agreement, insurance proceeds from policies that were purchased by the seller prior to its acquisition by the Company have been made available to the Company. To the extent there is insufficient insurance for claims subject to the agreement, the parties are required to share costs, although responsibility for such excess costs gradually transitions to the Company over the next nine to ten years. In 2022, the Company will ultimately be responsible for all excess costs if available insurance policies do not fully respond. While the Company expects that the insurance policies it has gained access to under the agreement will be sufficient to cover any increased liability resulting from this arrangement, it cannot predict whether this will be the case.

As of September 30, 2011, there were approximately 4,500 lawsuits pending against the Company, its subsidiaries or entities for which the Company has assumed responsibility. Each lawsuit typically

15. Commitments and Contingencies (Continued)

includes several claims, and the Company has determined that there were approximately 5,600 claims outstanding as of September 30, 2011, which reflects the Company's current estimate of the number of viable claims made against it, its affiliates or entities for which it has assumed responsibility in connection with acquisitions or divestitures. This amount includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions.

Annually, during the Company's third quarter, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers. On a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. As of September 30, 2011, the Company's estimated net liability of $82 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $306 million, and separately as an asset for insurance recoveries of $224 million. Similarly, as of September 24, 2010, the Company's estimated net liability of $106 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $309 million, and separately as an asset for insurance recoveries of $203 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. The Company believes that its asbestos-related reserves as of September 30, 2011 are appropriate. However, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

15. Commitments and Contingencies (Continued)

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities. During the fourth quarter of 2011, the Company's subsidiaries were acquitted of these charges. The Company reported to the DOJ and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. In 2005, the Company informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the FCPA, and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. The baseline review, which has been completed, has revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although the Company has recorded its best estimate of potential loss related to this matter, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigation matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien and TE Connectivity, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and TE Connectivity.

As previously disclosed, in early 2007 certain former subsidiaries in the Company's Flow Control business were charged, prior to their divestiture, by the German Federal Cartel Office ("FCO") with engaging in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German competition law. The Company is cooperating with the FCO in its ongoing investigation of this violation. Following settlement discussions with the FCO, the Company has recorded its best estimate of potential loss related to this matter. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Company may be required to pay material fines, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

15. Commitments and Contingencies (Continued)

During the fourth quarter of 2011, the Company has concluded that its best estimate of probable loss for these compliance matters is $34 million in the aggregate, which the Company recorded as a liability in accrued and other current liabilities in the Consolidated Balance Sheet for the year ended September 30, 2011. Due to the sharing provisions in the Separation and Distribution Agreement, the Company has also recorded receivables from Covidien and TE Connectivity related to these compliance matters in other current assets in the Company's Consolidated Balance Sheet as of September 30, 2011.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $18.7 million of which has been cumulatively paid through September 30, 2011. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, which is a business that was formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the "Coal Act"), The Brink's Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Associate ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink's Company, Broadview Security entered into an agreement in which The Brink's Company agreed to indemnify it for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives the Company's acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brinks Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and its belief that The Brink's Company and VEBA will be able to satisfy all future obligations under the Coal Act.

15. Commitments and Contingencies (Continued)

ADT Dealer Litigation

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company's former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company in the United States and in other countries, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in ADT's favor dismissing a number of the plaintiffs' key claims. Upon appeal, the Colorado Court of Appeals affirmed the verdict in ADT's favor in October 2011. While it is not possible at this time to predict the final outcome of the Colorado lawsuit or other lawsuits stemming from dealer terminations, the Company does not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Other Matters

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Income Tax Matters

See Note 7 for a more detailed discussion of the status of the Company's outstanding income tax audits.

16. Retirement Plans

The Company sponsors a number of pension plans. The Company measures its pension plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

16. Retirement Plans (Continued)

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2011, 2010 and 2009 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2011	2010	2009	2011	2010	2009
Service cost	$ 8	$ 10	$ 9	$ 19	$ 23	$ 28
Interest cost	41	46	49	71	71	68
Expected return on plan assets	(47)	(49)	(49)	(72)	(67)	(60)
Amortization of prior service cost (credit)	—	1	1	—	(2)	(3)
Amortization of net actuarial loss	10	26	9	12	26	15
Plan settlements, curtailments and special termination benefits	(1)	1	—	(2)	(29)	(1)
Net periodic benefit cost	$ 11	$ 35	$ 19	$ 28	$ 22	$ 47
Weighted-average assumptions used to determine net periodic pension cost during the year:						
Discount rate	5.0%	5.5%	7.6%	5.0%	5.6%	6.5%
Expected return on plan assets	8.0%	8.0%	8.0%	6.8%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.0%	3.5%	4.2%	4.5%

During fiscal 2011, the Company froze its last remaining active U.S. pension plan. During fiscal 2010, the Company adopted plan amendments that froze pension plan benefits for certain of its defined benefit arrangements in the United Kingdom, which resulted in the Company recognizing a curtailment gain of approximately $22 million in selling, general and administrative expenses within the Consolidated Statement of Operations. For inactive plans the Company amortizes its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net loss and prior service cost for U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $14 million and nil, respectively.

The estimated net loss and prior service credit for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $10 million and nil, respectively.

16. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Change in benefit obligations:				
Benefit obligations as of beginning of year	$ 930	$ 863	$1,390	$1,330
Service cost	8	10	19	23
Interest cost	41	46	71	71
Employee contributions	—	—	2	3
Plan Amendments	—	—	(1)	1
Actuarial loss / (gain)	59	60	(98)	84
Acquisitions/divestitures	(91)	—	3	3
Benefits and administrative expenses paid	(47)	(49)	(64)	(61)
Plan settlements, curtailments and special termination benefits	(2)	—	(4)	(11)
Currency translation	—	—	1	(53)
Benefit obligations as of end of year	$ 898	$ 930	$1,319	$1,390
Change in plan assets:				
Fair value of plan assets as of beginning of year	$ 657	$ 631	$1,032	$ 950
Actual return on plan assets	11	71	28	99
Employer contributions	24	4	69	78
Employee contributions	—	—	2	3
Acquisitions/divestitures	(64)	—	3	2
Plan settlements, curtailments and special termination benefits	—	—	(4)	(3)
Benefits and administrative expenses paid	(47)	(49)	(64)	(61)
Currency translation	—	—	(3)	(36)
Fair value of plan assets as of end of year	$ 581	$ 657	$1,063	$1,032
Funded status	$(317)	$(273)	$ (256)	$ (358)
Net amount recognized	$(317)	$(273)	$ (256)	$ (358)

The Company adopted the measurement date provisions of the authoritative guidance for the employers' accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, Tyco measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of accumulated earnings (deficit) and accumulated other comprehensive income (loss) for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to accumulated earnings (deficit) of $5 million, net of an income

16. Retirement Plans (Continued)

tax benefit of $2 million, and a net increase to accumulated other comprehensive loss of $61 million, net of income taxes of $28 million.

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Amounts recognized in the Consolidated Balance Sheets consist of:				
Non-current assets	$ —	$ —	$ 7	$ 2
Current liabilities	(3)	(3)	(13)	(13)
Non-current liabilities	(314)	(270)	(250)	(347)
Net amount recognized	$(317)	$(273)	$(256)	$(358)
Amounts recognized in accumulated other comprehensive loss (before income taxes) consist of:				
Transition asset	$ —	$ —	$ 3	$ 3
Prior service cost	—	(6)	—	(1)
Net actuarial loss	(430)	(374)	(362)	(426)
Total loss recognized	$(430)	$(380)	$(359)	$(424)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	4.5%	5.0%	5.1%	5.0%
Rate of compensation increase	N/A	4.0%	3.3%	3.5%

The accumulated benefit obligation for all U.S. plans as of September 30, 2011 and September 24, 2010 was $898 million and $929 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 30, 2011 and September 24, 2010 was $1,300 million and $1,366 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $898 million and $581 million, respectively, as of September 30, 2011 and $929 million and $657 million, respectively, as of September 24, 2010.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,275 million and $1,029 million, respectively, as of September 30, 2011 and $1,344 million and $1,006 million, respectively, as of September 24, 2010.

The aggregate benefit obligation and fair value of plan assets for U.S. pension plans with benefit obligations in excess of plan assets were $898 million and $581 million, respectively, as of September 30, 2011 and $930 million and $657 million, respectively, as of September 24, 2010.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $1,292 million and $1,029 million, respectively, as of September 30, 2011 and $1,365 million and $1,006 million, respectively, as of September 24, 2010.

16. Retirement Plans (Continued)

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by asset class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet immediate and future benefit payment requirements. In addition, local regulations and local financial considerations are factors in determining the appropriate investment strategy in each country. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 50% to equity securities, 47% to debt securities and 3% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Asset Category:				
Equity securities	55%	59%	46%	53%
Debt securities	44%	38%	52%	44%
Cash and cash equivalents	1%	3%	2%	3%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own securities as a direct investment for its pension funds, due to external investment management in certain commingled funds, the plans may indirectly hold Tyco securities. The aggregate amount of the securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but are not limited to, concentrations in a single entity, industry, foreign country and individual fund manager. As of September 30, 2011, there were no significant concentrations of risk in the Company's defined benefit plan assets.

The Company's plan assets are accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels. The Company's asset allocations by level within the fair value hierarchy as of September 30,

16. Retirement Plans (Continued)

2011 and September 24, 2010 are presented in the table below for the Company's material defined benefit plans.

($ in millions)	September 30, 2011 Level 1	Level 2	Total
Equity securities:			
U.S. equity securities	$136	$ 238	$ 374
Non-U.S. equity securities	102	330	432
Fixed income securities:			
Government and government agency securities	43	304	347
Corporate debt securities	—	403	403
Mortgage and other asset-backed securities	—	59	59
Cash and cash equivalents	29	—	29
Total	$310	$1,334	$1,644

($ in millions)	September 24, 2010 Level 1	Level 2	Level 3	Total
Equity securities:				
U.S. equity securities	$221	$ 200	$—	$ 421
Non-U.S. equity securities	155	353	—	508
Fixed income securities:				
Government and government agency securities	25	269	—	294
Corporate debt securities	—	318	—	318
Mortgage and other asset-backed securities	—	97	—	97
Real estate investments	1	—	3	4
Cash and cash equivalents	47	—	—	47
Total	$449	$1,237	$ 3	$1,689

The table below presents a rollforward of the Company's real estate investments measured at fair value on a periodic basis using significant unobservable inputs (level 3) from September 25, 2009 to September 24, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance as of September 25, 2009	$ 13
Purchases, sales, issuances, and settlements, net	(10)
Balance as of September 24, 2010	$ 3

16. Retirement Plans (Continued)

The table below presents a rollforward of the Company's real estate investments measured at fair value on a periodic basis using significant unobservable inputs (level 3) from September 24, 2010 to September 30, 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance as of September 24, 2010	$ 3
Purchases, sales, issuances, and settlements, net	(3)
Balance as of September 30, 2011	$—

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value ("NAV") or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and agency securities, corporate debt securities, and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities. Certain fixed income securities are held within commingled funds which are valued unitizing NAV determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Real estate investments include publicly traded real estate investment trusts ("REITS") and direct investments in commercial and residential properties. REITS are valued at the last trade or closing price in the active market in which the individual securities are traded. Direct real estate properties are valued using discounted cash flow models which consider long-term lease estimates, future rental receipts and estimated residual values. Valuation estimates are supplemented by third-party appraisals on a periodic basis.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

16. Retirement Plans (Continued)

The following tables set forth a summary of pension plan assets valued using NAV or its equivalent as of September 30, 2011 and September 24, 2010 ($ in millions):

	September 30, 2011		
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$160	Daily	1 day
Non-U.S. equity securities	65	Daily, Semi-monthly	1 day, 5 days
Government and government agency securities	136	Daily	1 day
Corporate debt securities	132	Daily	1 day, 2 days, 3 days
Mortgage and other asset-backed securities	30	Daily	1 day, 3 days
	$523		

	September 24, 2010		
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$125	Daily	1 day
Non-U.S. equity securities	90	Semi-monthly, Monthly	5 days, 15 days
Government and government agency securities	110	Daily	1 day
Corporate debt securities	124	Daily	1 day, 2 days
Mortgage and other asset-backed securities	34	Daily	1 day
	$483		

The strategy of the Company's investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2011, the Company contributed $9 million to its U.S. and $69 million to its non-U.S. pension plans, which represented the Company's minimum required contributions to its pension plans for fiscal year 2011. The Company also made voluntary contributions of $15 million to its U.S. plans during 2011.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2012 of $44 million for the U.S. plans and $60 million for non-U.S. plans.

16. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2012	$ 43	$ 52
2013	44	56
2014	46	60
2015	47	64
2016	48	66
2017 - 2021	255	381

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was not material for 2011, 2010 and 2009.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 30, 2011 were $93 million and $48 million, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 24, 2010 were $87 million and $45 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are the subject of litigation brought by the Company against Messrs. Kozlowski and Swartz. See Note 15.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $82 million, $81 million and $79 million for 2011, 2010 and 2009, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. The expense related to the SERP was not material for 2011, 2010 and 2009.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation liabilities were $118 million and $108 million as of September 30, 2011 and September 24, 2010, respectively. Deferred compensation expense was not material for 2011, 2010 and 2009.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to

16. Retirement Plans (Continued)

employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

Net periodic postretirement benefit cost for 2011, 2010 and 2009 is as follows ($ in millions):

	2011	2010	2009
Service cost	$—	$—	$—
Interest cost	3	4	4
Amortization of prior service credit	—	(1)	(1)
Amortization of net actuarial gain	—	(1)	(1)
Net periodic postretirement benefit cost	$ 3	$ 2	$ 2
Weighted-average assumptions used to determine net periodic postretirement benefit cost during the year:			
Discount rate	4.4%	5.2%	7.4%

16. Retirement Plans (Continued)

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
Change in benefit obligations:		
Benefit obligations as of beginning of year	$ 72	$ 70
Service cost	—	—
Interest cost	3	4
Actuarial (gain) / loss	(10)	2
Acquisitions/divestitures	(2)	—
Benefits paid	(4)	(7)
Other	—	3
Benefit obligations as of end of year	$ 59	$ 72
Change in plan assets:		
Fair value of plan assets as of beginning of year	$ —	$ —
Employer contributions	4	7
Benefits paid	(4)	(7)
Fair value of plan assets as of end of year	$ —	$ —
Funded status	$(59)	$(72)
Contributions after the measurement date	—	—
Net amount recognized	$(59)	$(72)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (5)	$ (7)
Non-current liabilities	(54)	(65)
Net amount recognized	$(59)	$(72)
Amounts recognized in accumulated other comprehensive loss (before income taxes) consist of:		
Prior service credit	$ 2	$ 2
Net actuarial gain	12	2
Total income recognized	$ 14	$ 4
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	4.1%	4.4%

The Company expects to make contributions to its postretirement benefit plans of $5 million in 2012.

16. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2012	$ 5
2013	5
2014	5
2015	5
2016	5
2017 - 2021	22

For measurement purposes, a 7.6% and 7.7% composite annual rate of increase in the per capita cost of covered health care benefits was assumed as of September 30, 2011 and September 24, 2010, respectively. As of September 30, 2011 and September 24, 2010, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 4.5% and 4.6%, respectively, by the year 2027, and remain at that level thereafter, for both periods. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation, decrease/(increase)	3	(3)

17. Shareholders' Equity

Dividends

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholding taxes. The Company now makes dividend payments from its contributed surplus equity position in its Swiss statutory accounts. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss francs and converted to U.S. dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. dollars. At the next annual general meeting of shareholders, the Board of Directors intends to propose certain changes affecting the contributed surplus account on the Swiss statutory balance sheets to comply with Swiss tax regulation.

Under Swiss law, the authority to declare dividends is vested in the shareholders, and on March 9, 2011, the Company's shareholders approved an annual dividend on the Company's common shares of $1.00 per share, which will be paid from contributed surplus in four installments of $0.25 per share. As a result, the Company recorded an accrued dividend of $468 million as of March 9, 2011 and a corresponding reduction to contributed surplus. The first installment of $0.25 was paid on May 25, 2011 to shareholders of record on April 29, 2011. The second installment of $0.25 was paid on August 24, 2011 to shareholders of record on July 29, 2011. The third installment of $0.25 will be paid on November 17, 2011 to shareholders of record on October 28, 2011. The Company records its accrued dividend in accrued and other current liabilities in the Company's Consolidated Balance Sheet.

17. Shareholders' Equity (Continued)

On March 10, 2010, the Company's shareholders approved an annual dividend on the Company's common shares of 0.90 Swiss Francs ("CHF") per share, which was paid in the form of a return on capital in four installments of CHF 0.22, CHF 0.22, CHF 0.23 and CHF 0.23 to shareholders on record on May 14, 2010, July 30, 2010, October 29, 2010 and January 28, 2011, respectively. As a result, the Company recorded an accrued dividend of CHF 428 million as of March 10, 2010, which approximated $399 million based on the exchange rate in effect on that date. The accrued dividend was recorded in accrued and other current liabilities in the Company's Consolidated Balance Sheet as of March 26, 2010 and as a corresponding reduction of common shares, which reduced the par value of the Company's common shares from CHF 7.60 to CHF 6.70. The installments were paid in U.S. dollars converted from Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

On May 14, 2010, the Company acquired all of the outstanding equity of BHS. BHS shareholders who received Tyco common stock as consideration in the merger were included in the first installment of dividend payments that were paid on May 26, 2010. As a result, the Company recorded an accrued dividend of CHF 32 million as of May 14, 2010, which was approximately $28 million based on the exchange rate in effect on that date.

On March 12, 2009, the Company's shareholders approved an annual dividend on the Company's common shares of CHF 0.93 per share, which was paid in the form of a return on capital in four installments of CHF 0.23, CHF 0.23, CHF 0.23 and CHF 0.24 on May 27, 2009, August 26, 2009, November 24, 2009 and February 24, 2010, respectively. The Company recorded an accrued dividend of CHF 440 million as of March 12, 2009, which approximated $377 million based on the exchange rate in effect on that date. On the Company's Consolidated Balance Sheet, this amount was recorded as a reduction of common shares, which reduced the par value of the Company's common shares from CHF 8.53 to CHF 7.60. The installments were paid in U.S. dollars converted from Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

Common Stock

As of September 30, 2011, the Company's share capital amounted to CHF 3,258,632,435, or 486,363,050 registered common shares with a par value of CHF 6.70 per share following the cancellation of 28,088,101 registered shares which had been approved at the March 9, 2011 annual general meeting. Until March 9, 2013, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,628,100,000 by issuing a maximum of 243,000,000 shares. In addition, (i) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company. Although the Company states its par value in Swiss francs, it continues to use the U.S. dollar as its reporting currency for preparing its Consolidated Financial Statements.

Change in Domicile

Effective March 17, 2009, the Company changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the Change of Domicile and pursuant to

17. Shareholders' Equity (Continued)

the laws of Switzerland, the par value of the Company's common shares increased from $0.80 per share to CHF 8.53 per share (or $7.21 based on the exchange rate in effect on March 17, 2009). The Change of Domicile was approved at a special general meeting of shareholders held on March 12, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

(1) approximately 21 million shares held directly or indirectly in treasury were cancelled;

(2) the par value of common shares of the Company was increased from $0.80 to CHF 8.53 through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the Change of Domicile, which reduced share premium and increased common shares; and

(3) the remaining amount of share premium was eliminated with a corresponding increase to contributed surplus.

Share Repurchase Program

The Company's Board of Directors approved the $1.0 billion 2011 share repurchase program, the $1.0 billion 2010 share repurchase program and the $1.0 billion 2008 share repurchase program, in April 2011, September 2010 and July 2008, respectively. During the year ended September 30, 2011, the Company repurchased approximately 30 million shares for approximately $1.3 billion under these programs, which reduced the amount of common shares outstanding and decreased the dividends declared on the Consolidated Statement of Shareholders' Equity as of September 30, 2011. During the year ended September 24, 2010, the Company repurchased approximately 24 million shares for approximately $900 million under the 2008 share repurchase program, which reduced the amount of common shares outstanding and decreased the dividends declared on the Consolidated Statement of Shareholders' Equity as of September 24, 2010. Both the 2008 and 2010 share repurchase programs were completed during the year ended September 30, 2011. As of September 30, 2011, approximately $700 million remained outstanding under the 2011 share repurchase program. See Note 27.

	2011 Share Repurchase Program		2010 Share Repurchase Program		2008 Share Repurchase Program	
	Shares (in millions)	Amounts ($in billions)	Shares (in millions)	Amounts ($in billions)	Shares (in millions)	Amounts ($in billions)
Approved Repurchase Amount		$1.0		$1.0		$1.0
Repurchases						
Fiscal 2011	6.0	0.3	24.0	1.0		
Fiscal 2010	N/A	N/A	—	—	24.3	0.9
Fiscal 2009	N/A	N/A	N/A	N/A	—	—
Fiscal 2008	N/A	N/A	N/A	N/A	2.5	0.1
Remaining Amount Available		$0.7		$ —		$ —

18. Share Plans

Tyco share-based compensation cost recognized during 2011, 2010 and 2009 was $110 million, $120 million, and $99 million, respectively, all of which is included in selling, general and administrative expenses. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2011, 2010 and 2009 of $31 million, $35 million and $25 million, respectively.

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan") and the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted shares, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provides for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded there under as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of a full value Award (restricted stock, RSUs and PSUs), the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. As of September 30, 2011, there were approximately 19 million shares available for future grant under the 2004 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. During 2011, there were approximately 0.6 million shares originally reserved for issuance under this plan, that became available for future grant under the 2004 Plan due to expiration, forfeiture or cancellation. As of September 30, 2011, 0.3 million options remained outstanding which were granted under the LTIP I prior to its termination.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan were similar to the LTIP I Plan. During 2011, there were approximately 1.8 million shares originally reserved for issuance under this plan that became available for future grant under the 2004 Plan due to expiration, forfeiture or cancellation. As of September 30, 2011, 1.0 million options remained outstanding which were granted under the LTIP II prior to its termination.

Share Options—Options are granted to purchase common shares at prices that are equal to or greater than the closing market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant. Historically, the Company's practice has been to settle stock option exercises through either newly issued shares or from shares held in treasury.

18. Share Plans (Continued)

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Expected stock price volatility	33%	34%	32%
Risk Free interest rate	1.30%	2.50%	2.67%
Expected annual dividend per share	$0.84	$0.80	$0.80
Expected life of options (years)	5.2	5.5	5.2

The weighted-average grant-date fair values of options granted during 2011, 2010 and 2009 was $9.22, $9.18 and $7.09, respectively. The total intrinsic value of options exercised during 2011, 2010 and 2009 was $84 million, $32 million and $0.5 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material.

A summary of the option activity as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	26,399,389	$42.38		
Granted	4,070,017	37.52		
Exercised	(4,621,308)	27.11		
Expired	(3,242,911)	68.53		
Forfeited	(693,025)	35.16		
Outstanding as of September 30, 2011	21,912,162	41.06	6.1	$92
Vested and unvested expected to vest as of September 30, 2011	21,155,733	41.26	6.0	88
Exercisable as of September 30, 2011	13,035,531	45.68	4.6	34

As of September 30, 2011, there was $44 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.4 fiscal years.

Employee Stock Purchase Plans—The Company's Employee Stock Purchase Plan ("ESPP") was suspended indefinitely during the year ended September 25, 2009. Prior to that date, substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S.

18. Share Plans (Continued)

subsidiaries were eligible to participate in the ESPP. Eligible employees authorized payroll deductions to be made for the purchase of shares. The Company matched a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker.

Under the SAYE Plan, eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan was approved on November 3, 1999 for a ten year period and expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

A summary of option activity under the SAYE Plan as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	243,904	$36.16		
Exercised	(136,637)	37.22		
Expired	(16,214)	36.63		
Forfeited	(6,067)	35.43		
Outstanding as of September 30, 2011	84,986	34.41	0.5	$1
Vested and unvested expected to vest as of September 30, 2011	71,236	34.41	0.5	$1

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2009 were $3.47. There were no options granted under the SAYE Plan during 2011 and 2010. The total intrinsic value of options exercised during 2011, 2010 and 2009 was $0.4 million, $1 million and $1 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material. As of September 30, 2011, there was no material amount of total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized in the first quarter of fiscal year 2012.

Restricted Share Awards—Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, death or disability of the employee.

18. Share Plans (Continued)

The fair market value of restricted awards, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted share awards that vest based upon passage of time generally vest over a period of four years. The fair value of restricted share awards is determined based on the closing market price of the Company's shares on the grant date. Restricted share awards that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share awards is determined based on the Monte Carlo valuation model. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

The Company generally grants restricted stock units. Recipients of restricted stock units have no voting rights and receive dividend equivalent units ("DEUs"). Recipients of performance shares have no voting rights and may receive DEUs depending on the terms of the grant.

A summary of the activity of the Company's restricted share awards including performance shares as of September 30, 2011 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 24, 2010	3,671,026	$35.76
Granted	1,687,172	37.90
Vested	(1,646,714)	40.10
Forfeited	(408,172)	35.36
Non-vested as of September 30, 2011	3,303,312	34.78

The weighted-average grant-date fair value of restricted share awards granted during 2011, 2010 and 2009 was $37.90, $34.23 and, $28.56, respectively. The total fair value of restricted share awards vested during 2011, 2010 and 2009 was $62 million, $54 million and $74 million, respectively.

Non-vested Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 24, 2010	1,729,152	$33.57
Granted	582,859	41.37
Forfeited	(76,413)	35.55
Non-vested as of September 30, 2011	2,235,598	35.50

The weighted-average grant-date fair value of performance share awards granted during 2011, 2010 and 2009 was $41.37, $40.27 and $27.84, respectively. No performance shares vested during 2011, 2010 and 2009.

As of September 30, 2011, there was $84 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

18. Share Plans (Continued)

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment or service to the Company. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the closing market price of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote and receive cash dividends. However, they have the right to receive dividend equivalent units. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, grants made to executives generally vested in equal annual installments over three years while DSUs granted to the Board of Directors were immediately vested. The Company has granted 1 million DSUs, the majority of which were outstanding as of September 30, 2011.

The weighted-average grant-date fair value of DSUs granted during 2009 was $34.09. There were no DSU awards granted during 2011 and 2010, however participants continue to earn DEUs on their existing awards. The total fair value of DSUs including DEUs vested during 2011, 2010 and 2009 was $1 million, $1 million and $2 million, respectively. As of September 30, 2011, all DSUs were vested.

19. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows ($ in millions):

	Currency Translation Adjustments[1][2]	Unrealized Gain (Loss) on Marketable Securities and Derivative Instruments	Retirement Plans	Accumulated Other Comprehensive (Loss) Income
Balance as of September 26, 2008	$ 584	$(5)	$(347)	$ 232
Cumulative effect of adopting a new accounting principle (See Note 16)	—	—	89	89
Pre-tax current period change	(203)	14	(327)	(516)
Income tax (expense) benefit	—	(5)	79	74
Other[3]	34	—	—	34
Balance as of September 25, 2009	415	4	(506)	(87)
Pre-tax current period change	(141)	—	(47)	(188)
Divestiture of businesses	(67)	—	—	(67)
Income tax benefit	7	—	14	21
Balance as of September 24, 2010	214	4	(539)	(321)
Pre-tax current period change	22	(2)	(12)	8
Divestiture of businesses	(164)	—	33	(131)
Income tax (expense) benefit	—	(2)	12	10
Balance as of September 30, 2011	$ 72	$—	$(506)	$(434)

(1) During the years ended September 30, 2011, September 24, 2010 and September 25, 2009, $164 million of cumulative translation gain, $67 million of cumulative translation gain and $21 million of a cumulative translation loss, respectively, were transferred from currency translation

19. Accumulated Other Comprehensive Loss (Continued)

adjustments as a result of the sale of foreign entities. Of these amounts, $126 million, nil and $21 million, respectively, are included in income from discontinued operations.

(2) Income tax on the net investment hedge was nil for the year ended September 30, 2011, $7 million of an income tax benefit for the year ended September 24, 2010 and nil for the year ended September 25, 2009.

(3) Adjustment to accumulated (deficit) earnings recorded to correct the distribution amount to Covidien and TE Connectivity at the date of the Separations in 2007.

20. Redeemable Noncontrolling Interest

As described in Note 5, on June 29, 2011, the Company acquired a 75% ownership interest in KEF. The remaining 25% interest is held by a noncontrolling interest stakeholder. In connection with the acquisition of KEF, Tyco and the noncontrolling interest stakeholder have a call and put arrangement, respectively, for Tyco to acquire the remaining 25% ownership interest at a price equal to the greater of $100 million or a multiple of KEF's average EBITDA for the prior twelve consecutive fiscal quarters. The arrangement becomes exercisable beginning the first full fiscal quarter following the third anniversary of the KEF closing date of June 29, 2011. Noncontrolling interest with redemption features, such as the arrangement described above, that are not solely within the Company's control are considered redeemable noncontrolling interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income (loss) attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company's Consolidated Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest's share of net income or loss or its redemption value.

The rollforward of redeemable noncontrolling interest as of September 30, 2011 is as follows:

	2011
Balance as of September 24, 2010	$—
Acquisition of redeemable noncontrolling interest as of June 29, 2011	$92
Net loss	(2)
Adjustments to redemption value	3
Balance as of September 30, 2011	$93

21. Consolidated Segment Data

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services.

During the first quarter of fiscal 2011, the Company realigned its Safety Products segment between its ADT Worldwide and Fire Protection segments to create two new segments: Tyco Security Solutions

21. Consolidated Segment Data (Continued)

and Tyco Fire Protection. Tyco Security Solutions consists of the former ADT Worldwide segment as well as the portion of the former Safety Products segment that manufactures security products including intrusion, security, access control and video management systems. Tyco Fire Protection consists of the former Fire Protection Services segment as well as a number of businesses from the former Safety Products segment including the fire suppression and life safety products businesses. In addition, various businesses were realigned between Tyco Security Solutions and Tyco Fire Protection.

As a result of this realignment, as well as the sale of a majority interest in the Electrical and Metal Products business (See Note 3), the Company operates and reports financial and operating information in the following three segments:

- *Tyco Security Solutions* designs, sells, installs, services and monitors electronic security systems for residential, educational, commercial, governmental and industrial customers. In addition, Tyco Security Solutions designs, manufactures and sells security products including intrusion, access control and video management systems.
- *Tyco Fire Protection* designs, manufactures, sells, installs and services fire detection and fire suppression systems and building and life safety products for commercial, industrial and governmental customers.
- *Tyco Flow Control* designs, manufactures, sells and services valves, pipes, fittings, automation and controls, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

As a result of the realignment of these business activities the revenue and operating income for the years ended September 24, 2010 and September 25, 2009 have been recast.

Selected information by segment is presented in the following tables ($ in millions):

	2011[2]	2010[2]	2009[2]
Net revenue[1]:			
Tyco Security Solutions	$ 8,626	$ 7,734	$ 7,375
Tyco Fire Protection	4,743	4,510	4,620
Tyco Flow Control	3,639	3,373	3,495
Electrical and Metal Products	347	1,399	1,392
	$17,355	$17,016	$16,882

(1) Revenue by operating segment excludes intercompany transactions.

(2) Fiscal 2011 was a 53-week year. Fiscal years 2010 and 2009 were 52-week years.

21. Consolidated Segment Data (Continued)

	2011	2010	2009
Operating income (loss):			
Tyco Security Solutions	$1,361	$1,090	$ (514)
Tyco Fire Protection	534	460	20
Tyco Flow Control	413	410	496
Electrical and Metal Products	7	100	(938)
Corporate and Other[1]	(196)	(462)	(570)
	$2,119	$1,598	$(1,506)

(1) Operating income for the year ended September 30, 2011 included a gain, net of working capital adjustments, of $248 million related to the sale of a majority interest of the Company's Electrical and Metal Products business. See Note 3.

Total assets by segment as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Total Assets:			
Tyco Security Solutions	$14,433	$14,177	$11,812
Tyco Fire Protection	4,171	4,096	4,105
Tyco Flow Control	4,778	4,046	4,241
Electrical and Metal Products	—	779	629
Corporate and Other	3,395	3,706	4,362
Assets held for sale	—	324	404
	$26,777	$27,128	$25,553

Depreciation and amortization and capital expenditures by segment for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Depreciation and amortization:			
Tyco Security Solutions	$1,172	$1,031	$ 961
Tyco Fire Protection	56	58	61
Tyco Flow Control	72	67	62
Electrical and Metal Products	7	36	30
Corporate and Other	11	11	12
	$1,318	$1,203	$1,126

21. Consolidated Segment Data (Continued)

	2011	2010	2009
Capital expenditures			
Tyco Security Solutions	$620	$511	$467
Tyco Fire Protection	69	59	57
Tyco Flow Control	82	98	100
Electrical and Metal Products	12	48	46
Corporate and Other	5	2	32
	$788	$718	$702

Net revenue by geographic area for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2011[2]	2010[2]	2009[2]
Net Revenue[1]:			
United States	$ 8,291	$ 8,266	$ 8,304
Other Americas	1,792	1,726	1,520
Europe, Middle East and Africa	4,031	3,990	4,351
Asia-Pacific	3,241	3,034	2,707
	$17,355	$17,016	$16,882

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

(2) Fiscal 2011 was a 53-week year. Fiscal years 2010 and 2009 were 52-week years.

Long-lived assets by geographic area as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Long-lived assets[1]:			
United States	$3,139	$3,324	$2,661
Other Americas	436	448	402
Europe, Middle East and Africa	498	424	478
Asia-Pacific	739	665	605
Corporate and Other	43	43	54
	$4,855	$4,904	$4,200

(1) Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

22. Supplementary Consolidated Balance Sheet Information

Selected supplementary Consolidated Balance Sheet information as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2011	2010
Contracts in process	$ 388	$ 342
Other	508	594
Prepaid expenses and other current assets	$ 896	$ 936
Deferred tax asset-non current	$1,034	$1,131
Other	1,632	1,465
Other assets	$2,666	$2,596
Accrued payroll and payroll related costs	$ 563	$ 665
Deferred income tax liability-current	47	61
Income taxes payable-current	109	102
Accrued dividends	232	228
Other	1,456	1,615
Accrued and other current liabilities	$2,407	$2,671
Long-term pension and postretirement liabilities	$ 634	$ 847
Deferred income tax liability-non-current	606	605
Income taxes payable-non-current	207	238
Other	1,431	1,311
Other liabilities	$2,878	$3,001

23. Inventory

Inventories consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Purchased materials and manufactured parts	$ 477	$ 504
Work in process	211	192
Finished goods	656	747
Inventories	$1,344	$1,443

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

24. Property, Plant and Equipment

Property, plant and equipment consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Land	$ 143	$ 154
Buildings	760	816
Subscriber systems	6,464	6,085
Machinery and equipment	2,256	2,457
Property under capital leases[1]	62	62
Construction in progress	158	154
Accumulated depreciation[2]	(5,792)	(5,572)
Property, Plant and Equipment, net	$ 4,051	$ 4,156

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $40 million and $34 million as of September 30, 2011 and September 24, 2010, respectively.

25. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 30, 2011 and September 24, 2010 is as follows ($ in millions, except per share data):

	2011			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenue	$4,379	$3,992	$4,293	$4,691
Gross Profit	1,629	1,548	1,653	1,780
Income from continuing operations attributable to Tyco common shareholders	490	319	364	392
Income (loss) from discontinued operations, net of income taxes	169	(4)	(5)	8
Net income attributable to Tyco common shareholders	$ 659	$ 315	$ 359	$ 400
Basic earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 1.00	$ 0.68	$ 0.78	$ 0.84
Income (loss) from discontinued operations, net of income taxes	0.35	(0.01)	(0.01)	0.02
Net income attributable to Tyco common shareholders	$ 1.35	$ 0.67	$ 0.77	$ 0.86
Diluted earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 1.00	$ 0.67	$ 0.76	$ 0.83
Income (loss) from discontinued operations, net of income taxes	0.34	(0.01)	—	0.02
Net income attributable to Tyco common shareholders	$ 1.34	$ 0.66	$ 0.76	$ 0.85

25. Summarized Quarterly Financial Data (Unaudited) (Continued)

	2010			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenue	$4,155	$4,094	$4,274	$4,493
Gross Profit	1,539	1,491	1,581	1,669
Income from continuing operations attributable to Tyco common shareholders	296	306	250	273
Income (loss) from discontinued operations, net of income taxes	6	4	4	(7)
Net income attributable to Tyco common shareholders	$ 302	$ 310	$ 254	$ 266
Basic earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.62	$ 0.64	$ 0.51	$ 0.55
Income (loss) from discontinued operations, net of income taxes	0.02	0.01	0.01	(0.01)
Net income attributable to Tyco common shareholders	$ 0.64	$ 0.65	$ 0.52	$ 0.54
Diluted earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.62	$ 0.64	$ 0.50	$ 0.55
Income (loss) from discontinued operations, net of income taxes	0.01	0.01	0.01	(0.02)
Net income attributable to Tyco common shareholders	$ 0.63	$ 0.65	$ 0.51	$ 0.53

26. Tyco International Finance S.A.

TIFSA, a wholly-owned subsidiary of the Company, has public debt securities outstanding which are fully and unconditionally guaranteed by Tyco. See Note 12. The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

For the year ended September 30, 2011, the operating results of discontinued operations are reflected within the equity in net income of subsidiaries caption in the Condensed Consolidating Statement of Operations. For the years ended September 24, 2010 and September 25, 2009, immaterial amounts for Tyco and TIFSA were reflected in the income from discontinued operations, net of income taxes caption and have been conformed to the current year presentation herein.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,355	$ —	$17,355
Cost of product sales and services	—	—	10,745	—	10,745
Selling, general and administrative expenses	32	12	4,591	—	4,635
Restructuring, asset impairment and divestiture charges (gain), net	3	—	(147)	—	(144)
Operating (loss) income	(35)	(12)	2,166	—	2,119
Interest income	—	—	34	—	34
Interest expense	—	(237)	(7)	—	(244)
Other expense, net	(7)	—	(9)	—	(16)
Equity in net income of subsidiaries	2,877	2,176	—	(5,053)	—
Intercompany interest and fees	(1,098)	337	761	—	—
Income from continuing operations before income taxes	1,737	2,264	2,945	(5,053)	1,893
Income tax expense	(4)	(25)	(297)	—	(326)
Income from continuing operations	1,733	2,239	2,648	(5,053)	1,567
Income from discontinued operations, net of income taxes	—	—	168	—	168
Net income	1,733	2,239	2,816	(5,053)	1,735
Less: noncontrolling interest in subsidiaries net income	—	—	2	—	2
Net income attributable to Tyco common shareholders	$ 1,733	$2,239	$ 2,814	$(5,053)	$ 1,733

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,016	$ —	$17,016
Cost of product sales and services	—	—	10,736	—	10,736
Selling, general and administrative expenses	15	2	4,569	—	4,586
Restructuring, asset impairment and divestiture charges, net	—	—	96	—	96
Operating (loss) income	(15)	(2)	1,615	—	1,598
Interest income	—	—	31	—	31
Interest expense	—	(278)	(6)	—	(284)
Other income (expense), net	8	(87)	4	—	(75)
Equity in net income of subsidiaries	2,513	1,149	—	(3,662)	—
Intercompany interest and fees	(1,374)	347	1,027	—	—
Income from continuing operations before income taxes	1,132	1,129	2,671	(3,662)	1,270
Income tax benefit (expense)	—	8	(146)	—	(138)
Income from continuing operations	1,132	1,137	2,525	(3,662)	1,132
Income from discontinued operations, net of income taxes	—	—	7	—	7
Net income	1,132	1,137	2,532	(3,662)	1,139
Less: noncontrolling interest in subsidiaries net income	—	—	7	—	7
Net income attributable to Tyco common shareholders	$ 1,132	$1,137	$ 2,525	$(3,662)	$ 1,132

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$16,882	$ —	$16,882
Cost of product sales and services	—	—	10,870	—	10,870
Selling, general and administrative expenses	152	5	4,442	—	4,599
Goodwill and intangible asset impairments	—	—	2,705	—	2,705
Restructuring, asset impairment and divestiture charges, net	4	—	210	—	214
Operating loss	(156)	(5)	(1,345)	—	(1,506)
Interest income	—	—	44	—	44
Interest expense	—	(288)	(13)	—	(301)
Other (expense) income, net	(13)	2	4	—	(7)
Equity in net loss of subsidiaries	(204)	(1,400)	—	1,604	—
Intercompany interest and fees	(1,425)	129	1,296	—	—
Loss from continuing operations before income taxes	(1,798)	(1,562)	(14)	1,604	(1,770)
Income tax benefit (expense)	—	63	(134)	—	(71)
Loss from continuing operations	(1,798)	(1,499)	(148)	1,604	(1,841)
Income from discontinued operations, net of income taxes	—	—	47	—	47
Net loss	(1,798)	(1,499)	(101)	1,604	(1,794)
Less: noncontrolling interest in subsidiaries net income	—	—	4	—	4
Net loss attributable to Tyco common shareholders	$(1,798)	$(1,499)	$ (105)	$1,604	$(1,798)

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,390	$ —	$ 1,390
Accounts receivable, net	—	—	2,401	—	2,401
Inventories	—	—	1,344	—	1,344
Intercompany receivables	1,101	1,275	6,821	(9,197)	—
Prepaid expenses and other current assets	24	—	872	—	896
Deferred income taxes	—	—	402	—	402
Assets held for sale	—	—	—	—	—
Total current assets	1,125	1,275	13,230	(9,197)	6,433
Property, plant and equipment, net	—	—	4,051	—	4,051
Goodwill	—	—	9,999	—	9,999
Intangible assets, net	—	—	3,628	—	3,628
Investment in subsidiaries	36,483	19,986	—	(56,469)	—
Intercompany loans receivable	1,921	10,115	20,023	(32,059)	—
Other assets	73	298	2,295	—	2,666
Total Assets	$39,602	$31,674	$53,226	$(97,725)	$26,777
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ —	$ 2	$ —	$ 2
Accounts payable	—	—	1,278	—	1,278
Accrued and other current liabilities	321	50	2,036	—	2,407
Deferred revenue	—	—	643	—	643
Intercompany payables	3,452	3,369	2,376	(9,197)	—
Liabilities held for sale	—	—	—	—	—
Total current liabilities	3,773	3,419	6,335	(9,197)	4,330
Long-term debt	—	4,091	55	—	4,146
Intercompany loans payable	21,249	3,121	7,689	(32,059)	—
Deferred revenue	—	—	1,143	—	1,143
Other liabilities	398	—	2,480	—	2,878
Total Liabilities	25,420	10,631	17,702	(41,256)	12,497
Redeemable noncontrolling interest	—	—	93	—	93
Tyco Shareholders' Equity:					
Common shares	2,792	—	—	—	2,792
Common shares held in treasury	—	—	(951)	—	(951)
Other shareholders' equity	11,390	21,043	36,377	(56,469)	12,341
Total Tyco Shareholders' Equity	14,182	21,043	35,426	(56,469)	14,182
Nonredeemable noncontrolling interest	—	—	5	—	5
Total Equity	14,182	21,043	35,431	(56,469)	14,187
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$39,602	$31,674	$53,226	$(97,725)	$26,777

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,775	$ —	$ 1,775
Accounts receivable, net	—	—	2,493	—	2,493
Inventories	—	—	1,443	—	1,443
Intercompany receivables	1,082	160	15,770	(17,012)	—
Prepaid expenses and other current assets	69	2	865	—	936
Deferred income taxes	—	—	382	—	382
Assets held for sale	221	221	324	(442)	324
Total current assets	1,372	383	23,052	(17,454)	7,353
Property, plant and equipment, net	—	—	4,156	—	4,156
Goodwill	—	—	9,577	—	9,577
Intangible assets, net	—	—	3,446	—	3,446
Investment in subsidiaries	45,396	16,482	—	(61,878)	—
Intercompany loans receivable	—	11,695	20,387	(32,082)	—
Other assets	90	323	2,183	—	2,596
Total Assets	$46,858	$28,883	$62,801	$(111,414)	$27,128
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 517	$ 19	$ —	$ 536
Accounts payable	—	—	1,340	—	1,340
Accrued and other current liabilities	421	64	2,186	—	2,671
Deferred revenue	—	—	618	—	618
Intercompany payables	10,581	5,189	1,242	(17,012)	—
Liabilities held for sale	—	—	103	—	103
Total current liabilities	11,002	5,770	5,508	(17,012)	5,268
Long-term debt	—	3,593	59	—	3,652
Intercompany loans payable	21,362	1,772	8,948	(32,082)	—
Deferred revenue	—	—	1,106	—	1,106
Other liabilities	410	—	2,591	—	3,001
Total Liabilities	32,774	11,135	18,212	(49,094)	13,027
Redeemable noncontrolling interest	—	—	—	—	—
Tyco Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	2,948	—	—	—	2,948
Common shares held in treasury	(575)	—	(401)	—	(976)
Other shareholders' equity	11,711	17,748	42,473	(59,820)	12,112
Total Tyco Shareholders' Equity	14,084	17,748	44,572	(62,320)	14,084
Nonredeemable noncontrolling interest	—	—	17	—	17
Total Equity	14,084	17,748	44,589	(62,320)	14,101
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$46,858	$28,883	$62,801	$(111,414)	$27,128

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$(7,090)	$ 1,739	$ 7,788	$ —	$ 2,437
Net cash used in discontinued operating activities	—	—	(9)	—	(9)
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(788)	—	(788)
Proceeds from disposal of assets	—	—	9	—	9
Acquisition of businesses, net of cash acquired	—	—	(656)	—	(656)
Accounts purchased by ADT	—	—	(614)	—	(614)
Divestiture of businesses, net of cash divested	35	—	709	—	744
Intercompany dividend from subsidiary	6,347	9	—	(6,356)	—
Net increase in intercompany loans	—	(1,703)	—	1,703	—
Decrease (increase) in investment in subsidiaries	4,773	(9)	(72)	(4,692)	—
Decrease in investments	—	—	21	—	21
Increase in restricted cash	—	—	(2)	—	(2)
Other	—	(12)	(27)	—	(39)
Net cash provided by (used in) investing activities	11,155	(1,715)	(1,420)	(9,345)	(1,325)
Net cash provided by discontinued investing activities	—	—	259	—	259
Cash Flows From Financing Activities:					
Net repayments of debt	—	(19)	(84)	—	(103)
Proceeds from exercise of share options	—	—	124	—	124
Dividends paid	(458)	—	—	—	(458)
Intercompany dividend to parent	—	—	(6,356)	6,356	—
Repurchase of common shares by treasury	(500)	—	(800)	—	(1,300)
Net intercompany loan (repayments) borrowings	(3,126)	—	4,829	(1,703)	—
Decrease in equity from parent	—	—	(4,692)	4,692	—
Transfer from discontinued operations	—	—	250	—	250
Other	19	(5)	(8)	—	6
Net cash used in financing activity	(4,065)	(24)	(6,737)	9,345	(1,481)
Net cash used in discontinued financing activities	—	—	(250)	—	(250)
Effect of currency translation on cash	—	—	(6)	—	(6)
Net decrease in cash and cash equivalents	—	—	(375)	—	(375)
Decrease in cash from deconsolidation of variable interest entity	—	—	(10)	—	(10)
Cash and cash equivalents at beginning of period	—	—	1,775	—	1,775
Cash and cash equivalents at end of period	$ —	$ —	$ 1,390	$ —	$ 1,390

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (325)	$(172)	$ 3,127	$ —	$ 2,630
Net cash provided by discontinued operating activities	—	—	27	—	27
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(718)	—	(718)
Proceeds from disposal of assets	—	—	29	—	29
Acquisition of businesses, net of cash acquired	—	—	(600)	—	(600)
Accounts purchased by ADT	—	—	(559)	—	(559)
Divestiture of businesses, net of cash divested	—	—	21	—	21
Intercompany dividend from subsidiary	20	—	—	(20)	—
Net increase in intercompany loans	—	(121)	—	121	—
Decrease (increase) in investment in subsidiaries	1,363	457	(1,950)	130	—
Decrease in investments	—	—	59	—	59
Decrease in restricted cash	—	—	7	—	7
Other	—	—	(14)	—	(14)
Net cash provided by (used in) investing activities	1,383	336	(3,725)	231	(1,775)
Net cash used in discontinued investing activities	—	—	(12)	—	(12)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(158)	(46)	—	(204)
Proceeds from exercise of share options	—	—	49	—	49
Dividends paid	(416)	—	—	—	(416)
Intercompany dividend to parent	—	—	(20)	20	—
Repurchase of common shares by treasury	(575)	—	(325)	—	(900)
Net intercompany loan (repayments) borrowings	(88)	—	209	(121)	—
Increase in equity from parent	—	—	130	(130)	—
Transfer from discontinued operations	—	—	15	—	15
Other	21	(6)	—	—	15
Net cash (used in) provided by financing activities	(1,058)	(164)	12	(231)	(1,441)
Net cash used in discontinued financing activities	—	—	(15)	—	(15)
Effect of currency translation on cash	—	—	7	—	7
Net decrease in cash and cash equivalents	—	—	(579)	—	(579)
Cash and cash equivalents at beginning of period	—	—	2,354	—	2,354
Cash and cash equivalents at end of period	$ —	$ —	$ 1,775	$ —	$ 1,775

26. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (160)	$(1,890)	$ 4,437	$ —	$ 2,387
Net cash provided by discontinued operating activities	—	—	34	—	34
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(702)	—	(702)
Proceeds from disposal of assets	—	—	12	—	12
Acquisition of businesses, net of cash acquired	—	—	(48)	—	(48)
Accounts purchased by ADT	—	—	(543)	—	(543)
Divestiture of businesses, net of cash divested	—	—	2	—	2
Net decrease in intercompany loans	—	2,188	—	(2,188)	—
Decrease in investment in subsidiaries	1,654	1,352	—	(3,006)	—
Decrease in investments	—	—	17	—	17
Decrease in restricted cash	—	—	1	—	1
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	1,654	3,540	(1,262)	(5,194)	(1,262)
Net cash provided by discontinued investing activities	—	—	59	—	59
Cash Flows From Financing Activities:					
Net borrowings (repayments) of debt	—	27	(19)	—	8
Proceeds from exercise of share options	—	—	1	—	1
Dividends paid	(388)	—	—	—	(388)
Repurchase of common shares by subsidiary	—	—	(3)	—	(3)
Net intercompany loan repayments	(1,123)	—	(1,065)	2,188	—
Decrease in equity from parent	—	(1,673)	(1,333)	3,006	—
Transfer from discontinued operations	—	—	93	—	93
Other	16	(5)	(2)	—	9
Net cash used in financing activity	(1,495)	(1,651)	(2,328)	5,194	(280)
Net cash used in discontinued financing activities	—	—	(93)	—	(93)
Effect of currency translation on cash	—	—	(10)	—	(10)
Net (decrease) increase in cash and cash equivalents	(1)	(1)	837	—	835
Cash and cash equivalents at beginning of period	1	1	1,517	—	1,519
Cash and cash equivalents at end of period	$ —	$ —	$ 2,354	$ —	$ 2,354

27. Subsequent Events

Consistent with its annual equity compensation practices, on October 12, 2011, the Company granted Tyco employees 3.4 million share options with a weighted-average grant-date fair value of $12.45 per share at the date of grant. Additionally, the Company granted 1.1 million and 0.5 million restricted stock units and performance share units with a weighted-average grant-date fair value of $44.32 and $48.86 per share on the date of grant, respectively.

Through November 9, 2011, the Company repurchased approximately 5 million common shares for $200 million under the $1 billion share repurchase program approved by the Board of Directors in April 2011.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:					
Year Ended September 25, 2009	$196	$106	$(31)	$(104)	$167
Year Ended September 24, 2010	167	96	4	(106)	161
Year Ended September 30, 2011	161	69	(10)	(110)	110

SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense reflected in the Company s Consolidated Statement of Operations was approximately $5,824 million and $5,489 million for 2011 and 2010, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment was approximately $4,219 million as of September 30, 2011 and $5,455 million as of September 24, 2010.

c) Summary of Risk Assessment Performed by Management

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations.

The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

d) Remuneration of the Board of Directors and Executive Board

1) Basis of presentation

The following information sets forth the compensation for the years ended September 30, 2011 and September 24, 2010, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation of the Board is paid by Tyco International Ltd. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2011 proxy statement for the 2012 annual general meeting.

2) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal 2011 and 2010. In fiscal 2011 the cash retainer for non-employee Directors was increased to $100,000 from $80,000. Directors also received a grant of restricted stock units ("RSUs") with a value at grant date of approximately $120,000 in both fiscal 2011 and 2010. The lead Directors fee was increased to $30,000 in fiscal 2011 compared to $20,000 in fiscal 2010. The fee paid to the Chair of the Compensation Committee increased to $20,000 in fiscal 2011 from $15,000 in fiscal 2010. The Chairs of the Nominating and Governance Committee and Audit Committee received an additional fee of $15,000 and $20,000, respectively, in each fiscal year. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2011 or 2010. A Director who is also an employee receives no additional remuneration for services as a Director.

In fiscal 2010, the Company changed the date on which it makes its director equity grant to align the date with the election of Directors at the Company's Annual General Meeting in March. Previously, equity grants had been made at the start of the fiscal year. As a result, the Company made an interim grant of RSUs to continuing directors to compensate them for six months of service between October 2009 and March 2010. Because Mr. Yost received his first equity grant in March 2009 and because Mr. Daniels was not a Board member during this time period, they did not receive this grant.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Michael E. Daniels	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 43,736	$120,036	$40,000	$203,772
Mr. Timothy Donahue	2011	$ 90,879	$120,043	—	$210,922
	2010	$ 80,000	$180,043	$ 28	$260,071
Mr. Brian Duperreault	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 80,000	$180,043	$10,000	$270,043
Mr. Bruce S. Gordon (L)(NC)	2011	$131,319	$120,043	$10,000	$261,362
	2010	$115,000	$180,043	—	$295,043
Mr. Rajiv L. Gupta (CC)	2011	$108,599	$120,043	$ 479	$229,121
	2010	$ 95,000	$180,043	$25,356	$300,399
Mr. John A. Krol	2011	$ 90,879	$120,043	$ 9,806	$220,728
	2010	$ 80,000	$180,043	$ 7,500	$267,543
Dr. Brendan R. O'Neill (AC)	2011	$110,879	$120,043	—	$230,922
	2010	$ 90,934	$180,043	—	$270,977
Mr. Dinesh Paliwal	2011	$ 54,615	$120,043	$21,950	$196,608
	2010	—	—	$20,000	$ 20,000
Mr. William S. Stavropoulos	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 80,000	$180,043	$10,000	$270,043
Ms. Sandra S. Wijnberg	2011	$ 90,879	$120,043	$ 5,195	$216,117
	2010	$ 80,000	$180,043	$ 3,912	$263,955
Mr. R. David Yost	2011	$ 90,879	$120,043	$20,000	$230,922
	2010	$ 80,000	$120,036	—	$200,036
Former Directors:					
Mr. Jerome B. York	2011	—	—	$ 456	$ 456
	2010	$ 45,330	$ 67,013	$ 118	$112,461

(L) = Lead Director
(C) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) During fiscal 2011, directors received a pro rata portion of the cash fees described above. In fiscal 2010, Messrs. Daniels and York were paid pro rata fees for the portion of the fiscal year during which they served on the Board.

(2) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date. The interim RSUs granted to Mr. York in October 2009 were modified to allow for immediate vesting upon his retirement from the Board in March 2010.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Messrs. Gupta and Yost, the matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors homes and discounts on security monitoring services. These discounts did not exceed $1,950 and $356 for any Director in fiscal 2011 and 2010, respectively. For Mr. Daniels, all other compensation includes $40,000 of fees paid to him in fiscal 2010 prior to his election at the Annual General Meeting in March 2010. For Mr. Paliwal, all other compensation includes $20,000 of fees paid to him in each of fiscal 2010 and 2011 prior to his election at the Annual General Meeting in March 2011. The Company invited Messrs. Daniels and Paliwal to observe certain Board meetings prior to their election in March 2010 and March 2011, respectively and agreed to pay fees in connection therewith.

3) Executive Compensation Tables

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen. These individuals consist of Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer; and Arun Nayar, the Senior Vice President and Treasurer. In addition, amounts are presented for Mr. Christopher J. Coughlin, the Company's former Executive Vice President and Chief Financial Officer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus [1]($) (d)	Stock/Unit Awards [2]($) (e)	Option Awards [2]($) (f)	Non-Equity Incentive Plan Compensation [3]($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4]($) (h)	All Other Compensation [5]($) (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2011	1,625,000	—	4,913,163	4,797,849	2,925,000	3,880,000	2,238,610	20,379,622
Chairman and Chief Executive Officer	2010	1,625,000	—	4,419,090	4,515,932	4,062,500	3,842,000	1,404,351	19,868,873
Frank S. Sklarsky	2011	583,333	500,000	3,163,322	874,517	1,008,000	—	140,502	6,269,674
Executive Vice President and Chief Financial Officer	2010	—	—	—	—	—	—	—	—
Judith A. Reinsdorf	2011	532,500	—	1,102,852	686,570	616,500	—	186,980	3,125,402
Executive Vice President and General Counsel	2010	525,000	—	921,578	796,339	840,000	—	185,452	3,268,369
Carol Anthony Davidson	2011	452,500	—	646,515	403,805	491,500	—	171,875	2,166,195
Senior Vice President, Controller and Chief Accounting Officer	2010	445,000	—	672,503	584,450	667,500	—	162,287	2,531,740
Arun Nayar	2011	425,000	—	646,515	403,805	464,500	—	150,322	2,090,142
Senior Vice President and Treasurer	2010	410,000	—	672,503	584,450	615,000	—	179,367	2,461,320
Former Officers									
Christopher J. Coughlin	2011	800,000	—	—	—	720,000	—	260,804	1,780,804
Executive Vice President and Chief Financial Officer	2010	800,000	—	3,416,580	4,497,948	1,600,000	—	307,226	10,621,754

(1) **Bonus:** The amount reported in column (d) for Mr. Sklarsky reflects the bonus received upon joining the Company in December 2010.

(2) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2011 and fiscal 2010, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (e) and (f) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$9,826,325; Mr. Sklarsky—$1,792,294; Mr. Coughlin—$0; Ms. Reinsdorf—$1,527,026; Mr. Davidson—$897,757; Mr. Nayar—$897,757. Amounts in columns (f) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(3) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for fiscal 2011 and 2010 (which was based on Company and individual performance in fiscal 2011 and 2010, and paid in the first quarter of fiscal 2012 and 2011, respectively).

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2011 and 2010, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(5) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the Consolidated Financial Statements for the Fiscal Year Ended September 30, 2011

(This page has been left blank intentionally.)

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 60 00
www.deloitte.ch

Report of the Statutory Auditor

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the consolidated financial statements

As statutory auditor, we have audited the accompanying consolidated financial statements of Tyco International Ltd., which comprise the consolidated balance sheet, statement of operations, statement of shareholders' equity, cash flow statement and notes (2011 Financials pages 79 to 171) for the fiscal year ended September 30, 2011.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America (US GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the fiscal year ended September 30, 2011 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with US GAAP and comply with Swiss law.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

We draw your attention to the information provided by the Company as part of the basis of presentation disclosure in Note 1 that "certain information described under article 663 - 663h of the Swiss Code of Obligations has been presented in the Company's Swiss standalone statutory financial statements for the fiscal year ended September 30, 2011."

Deloitte AG

/s/ Bernd Pietrus

Bernd Pietrus
Licensed Audit Expert
Auditor in Charge

/s/ Andreas Steiner

Andreas Steiner
Licensed Audit Expert

Zurich, November 16, 2011
BPI/AST/osu

TYCO INTERNATIONAL
LTD., SCHAFFHAUSEN

Financial Statements and Report of the Statutory Auditor for the Fiscal Year Ended September 30, 2011

(This page has been left blank intentionally.)

Deloitte.

Deloitte AG
General Guisan-Quai 38
P.O. Box 2232
CH-8022 Zurich
Switzerland

Tel: +41 (0) 44 421 60 00
Fax: +41 (0) 44 421 60 00
www.deloitte.ch

REPORT OF THE STATUTORY AUDITOR

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Tyco International Ltd., which comprise the balance sheet, statement of operations and notes for the fiscal year ended September 30, 2011.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with requirements of Swiss law and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the fiscal year ended September 30, 2011 comply with Swiss law and the Company's articles of incorporation.

Deloitte.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligation (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ Bernd Pietrus
Bernd Pietrus
Licensed Audit Expert
Auditor in Charge

/s/ Andreas Steiner
Andreas Steiner
Licensed Audit Expert

Zurich, November 14, 2011
BPI/AST/osu

Enclosures

- Financial statements (balance sheet, statement of operations and notes)

TYCO INTERNATIONAL LTD.

BALANCE SHEET AS OF SEPTEMBER 30, 2011

	NOTES	SWISS FRANCS Sep. 30, 2011	Sep. 24, 2010
ASSETS			
CURRENT ASSETS			
Cash		7,052	69,374
Accounts receivable from third parties		19,670,364	66,189,648
Accounts receivable from affiliated companies		989,807,437	1,076,161,978
Own shares		—	621,812,369
Prepaid expenses		1,597,851	1,913,439
Total current assets		1,011,082,704	1,766,146,808
NON-CURRENT ASSETS			
Non-current accounts receivable from third parties		66,008,092	89,023,959
Investment in subsidiaries	8	40,697,829,174	43,725,457,996
Loans to affiliated companies		1,730,033,136	—
Total non-current assets		42,493,870,402	43,814,481,955
TOTAL ASSETS		43,504,953,106	45,580,628,763
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		214,875	231,922
Accrued and other current liabilities		289,109,294	190,660,464
Total current liabilities		289,324,169	190,892,386
NON-CURRENT LIABILITIES			
Unrealized foreign currency translation gain	2c	7,405,135,378	5,661,307,922
Non-current accounts payable to affiliated companies		3,070,038,368	10,441,157,603
Loans from affiliated companies		19,176,802,756	21,064,643,171
Other non-current liabilities		358,374,894	403,815,129
Total non-current liabilities		30,010,351,396	37,570,923,825
SHAREHOLDERS' EQUITY			
Share capital		3,258,632,435	3,683,470,241
Contributed surplus		35,254,539,039	36,490,531,246
General reserve		817,677,442	817,677,442
Reserve for treasury shares		961,278,399	1,073,784,387
Accumulated deficit		(34,246,650,764)	(32,841,167,004)
Net income (loss)		7,159,800,990	(1,405,483,760)
Total shareholders' equity	9	13,205,277,541	7,818,812,552
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		43,504,953,106	45,580,628,763

See notes to the financial statements

TYCO INTERNATIONAL LTD.

STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011

	NOTES	SWISS FRANCS Sep. 30, 2011	Sep. 24, 2010
INCOME			
Dividend income		7,391,967,123	21,175,203
Other income		177,764,491	166,779,811
Gain from sale of subsidiaries		847,364,025	—
Interest income from affiliated companies		675,085	858,269
Total income		8,417,770,724	188,813,283
EXPENSES	10		
Administration expenses		(234,822,217)	(220,228,938)
Professional fees		(12,454,616)	(836,372)
Interest expense to affiliated companies		(951,097,879)	(1,382,095,638)
Foreign currency exchange (loss) gain		(19,747,797)	19,306,403
Legacy litigation		(14,303,102)	(553,863)
Other expenses		(25,544,123)	(9,888,635)
Total expenses		(1,257,969,734)	(1,594,297,043)
INCOME (LOSS) BEFORE TAXES		7,159,800,990	(1,405,483,760)
TAXES		—	—
NET INCOME (LOSS) FOR THE YEAR		7,159,800,990	(1,405,483,760)

See notes to the financial statements

1. BASIS OF PRESENTATION

Tyco International Ltd. (Tyco or the Company) is the holding company of Tyco Group with a listing on the New York Stock Exchange (NYSE). Tyco International Ltd.'s principal activity is the holding of subsidiaries.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Unless otherwise indicated, references in the financial statements to 2011 and 2010 are to the Company's fiscal years ending September 30, 2011 and September 24, 2010, respectively. Fiscal 2011 was a 53-week year which ended on September 30, 2011. Fiscal year 2010 was a 52-week year.

The accompanying financial statements comply with Swiss Law. The financial statements present the financial position of the holding company on a standalone basis. Additionally, Note 14 includes certain supplemental information described under articles 663-663h of the Swiss Code of Obligations for the consolidated financial statements of the Company. The notes are presented in Swiss Francs, with the exception of Notes 7, 12, 14 and 15 which are presented in U.S. Dollar amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents are considered to be all cash on hand, deposits and highly liquid investments with an original maturity of three months or less at time of purchase.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. Investments are reviewed quarterly for impairment based on the portfolio method.

c) Translation of foreign currencies—translation of the U.S. Dollar ($) functional currency into Swiss Francs (CHF)

Assets, other than investments in subsidiaries, and liabilities are translated at year end exchange rate. Investment in subsidiaries and shareholders' equity are translated at historical rate. During the year ended September 30, 2011 and September 24, 2010, income and expenses were translated using the average monthly exchange rate and average year to date exchange rate, respectively, except for dividend income, which is translated using the exchange rate at the transaction date. Unrealized net exchange losses are recorded in the statement of operations and unrealized net exchange gains are deferred until realized.

d) Financial instruments

The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate risk and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract. All derivative financial instruments are reported on the balance sheets at fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in foreign currency exchange results along with offsetting transaction gains and losses on the items being hedged. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

e) **Other liabilities**

Other liabilities primarily represent the fair value of the guarantees and indemnifications under a Tax Sharing Agreement. See Note 3.

3. GUARANTEES

Tyco International Ltd. fully and unconditionally guarantees public debt facilities of approximately CHF 3,683 million and CHF 4,065 million as of September 30, 2011 and September 24, 2010, respectively, issued by Tyco International Finance S.A. (TIFSA), a subsidiary of the Company. Additionally, the Company guarantees TIFSA's two credit facilities of approximately CHF 1,385 million and CHF 1,667 million as of September 30, 2011 and September 24, 2010, respectively, and TIFSA's commercial paper program approximately $1,000 million (CHF 900 million) and $1,000 million (CHF 986 million) as of September 30, 2011 and September 24, 2010, respectively.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien Plc. (Covidien) and TE Connectivity Ltd. (TE Connectivity), formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a distribution to Tyco shareholders. There are certain guarantees or indemnifications extended among Tyco, Covidien and TE Connectivity in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the 2007 Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement was CHF 392,854,027 (of which CHF 44,430,553 is included in accrued and other current liabilities and the remaining amount in other non-current liabilities) on the Company's balance sheet as of September 30, 2011. The liability was CHF 546,299,418 (of which CHF 153,523,360 was included in accrued and other current liabilities and the remaining amount in other non-current liabilities) as of September 24, 2010. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and TE Connectivity operating entities. In connection with the 2007 Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or TE Connectivity. To the extent these guarantees were not assigned prior to the separation date, Tyco assumed primary liability on any remaining such support. The Company's

3. GUARANTEES (Continued)

obligations were CHF 3,258,724 and CHF 3,678,153, which were primarily included in other non-current liabilities on the balance sheet as of September 30, 2011 and September 24, 2010, respectively, and were recorded with an offset to shareholders' equity on the separation date.

As of September 30, 2011, the Company had three outstanding letters of credit totaling CHF 17,549,482. As of September 24, 2010, the Company had two outstanding letters of credit totaling CHF 3,954,860.

The Company is a member of a "Swiss VAT Group" (the "Group"). All companies in the Group maintain primary responsibility for their own Swiss VAT liabilities. However, in the event of non-compliance by any company in the Group, all companies within the Group are jointly and severally liable for any Swiss VAT liabilities.

4. COMMITMENTS AND CONTINGENCIES

In connection with the 2007 Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the 2007 Separation. Under the Separation and Distribution Agreement, the Company, Covidien and TE Connectivity are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and TE Connectivity 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

During the year ended September 30, 2011, certain contingencies related to the previously disclosed settlement of the *Stumpf v. Tyco International Ltd.* class action lawsuit elapsed. This matter, which was subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and TE Connectivity, had previously received final court approval for its settlement. As a result of the lapsing of time periods for certain class members to state a claim against the Company, the Company adjusted its remaining reserve for this and other legacy securities matters. Since June 2007, the Company has resolved substantially all of the legacy claims related to securities fraud and similar matters.

The Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities. During the fourth quarter of 2011, the Company's subsidiaries were acquitted of these charges. The Company reported to the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. The Company also informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic

4. COMMITMENTS AND CONTINGENCIES (Continued)

progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. The baseline review, which has been completed, revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although the Company has recorded its best estimate of potential loss related to this matter, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigation matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien and TE Connectivity, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and TE Connectivity.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

5. 2012 SEPARATION TRANSACTION

On September 19, 2011, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies consisting of the Company's North American residential security business, its flow control business, and its commercial fire and security business. The 2012 separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control and North American residential security business.

Completion of the proposed separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the SEC. The separation will also be subject to the completion of any necessary financing.

6. DIVESTITURES

On November 9, 2010, the Company announced that it entered into an agreement to sell a majority interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). The Company formed a newly incorporated holding company, Atkore International Group Inc. ("Atkore"), to hold the Company's Electrical and Metal Products business. On December 22, 2010, the transaction closed and the Investor acquired shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock"). The Preferred Stock initially represented 51% of the outstanding capital stock (on an as-converted basis) of Atkore. The transaction did not have a material financial impact on the Company's standalone financial statements. The gain on disposal is recorded within restructuring, asset impairment and divestiture (gains) charges, net in the Company's consolidated financial statements. The Company's retained ownership interest in Atkore is accounted for under the equity method of accounting in the Company's consolidated financial statements.

7. ACQUISITIONS

On May 14, 2010, the Company's Tyco Security Solutions segment acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security"), a publicly traded company that was formerly owned by The Brink's Company, in a cash-and-stock transaction valued at approximately $2.0 billion. To complete this transaction, the cash was paid by a subsidiary of the Company and the stock was paid by the Company and a subsidiary that holds shares in the Company.

8. SIGNIFICANT INVESTMENTS WITH DIRECT OWNERSHIP BY TYCO INTERNATIONAL LTD.

The following schedule summarizes the Company's significant directly owned investments as of September 30, 2011 and September 24, 2010:

Company	Country	Currency	Share Capital	Purpose	Ownership % 2011	Ownership % 2010
Tyco Kappa Limited	Bermuda	USD	12,000	holding company	100	100
Tyco Capital Holdings Ltd.	Bermuda	USD	12,000	holding company	100	79
Obsidian HCM Med Holdings Ireland	Ireland	EURO	125,000,000	holding company	—	55
Tyco International Finance S.A.	Luxembourg	USD	445,000	holding company	100[(1)]	100[(1)]

(1) Tyco International Finance S.A. holds 105,515 treasury shares, which are indirectly held by Tyco.

During the year ended September 30, 2011, Tyco Omega Limited bought back its preferred shares held by the Company. As of September 24, 2010, the Company directly held preferred shares of CHF 2,920 million in Tyco Omega Limited.

During the year ended September 30, 2011, the Company sold its investments in Obsidian HCM Med Holdings Ireland and SEC Investments of Ireland to a direct subsidiary of the Company. The Company recognized a total gain of CHF 781 million on the sales, which was included in gain from sale of subsidiaries on the statement of operations for the year ended September 30, 2011.

9. SHAREHOLDERS' EQUITY

As of September 30, 2011, the Company's share capital amounted to CHF 3,258,632,435 or 486,363,050 registered common shares with a par value of CHF 6.70 per share following the cancellation of 28,088,101 registered common shares with a par value of CHF 6.70 per share. As of September 24, 2010, the Company's share capital amounted to CHF 3,683,470,241 or 514,451,151 registered common shares with a par value of CHF 7.16 per share.

Until March 9, 2013, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,628,100,000 by issuing a maximum of 243,000,000 shares. In addition, (i) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company.

(CHF)	Share capital	General reserve	Reserve for treasury shares	Contributed surplus	Accumulated deficit	Net income/ (loss)	Total
Balance as of September 25, 2009	3,867,911,465	817,677,442	251,786,525	36,064,811,699	(31,815,666,282)	(1,025,500,722)	8,161,020,127
Capital Reduction	(451,627,204)			1,503,920			(450,123,284)
Allocation of prior year net loss					(1,025,500,722)	1,025,500,722	—
Net loss for the year						(1,405,483,760)	(1,405,483,760)
Net movement due to BHS acquisition	267,185,980		(1,617,412)	1,247,830,901			1,513,399,469
Purchases and issuances of treasury shares			823,615,274	(823,615,274)			—
Balance as of September 24, 2010	3,683,470,241	817,677,442	1,073,784,387	36,490,531,246	(32,841,167,004)	(1,405,483,760)	7,818,812,552
Capital Reduction	(236,647,529)			10,004,333			(226,643,196)
Allocation of prior year net loss					(1,405,483,760)	1,405,483,760	—
Net income for the year						7,159,800,990	7,159,800,990
Purchases and issuances of treasury shares			1,001,351,034	(1,001,351,034)			—
Cancellation of treasury shares	(188,190,277)		(1,113,857,022)	188,190,277			(1,113,857,022)
Dividend				(432,835,783)			(432,835,783)
Balance as of September 30, 2011	3,258,632,435	817,677,442	961,278,399	35,254,539,039	(34,246,650,764)	7,159,800,990	13,205,277,541

Dividends

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholding taxes. The Company now makes dividend payments from its contributed surplus equity position in its Swiss statutory accounts. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss Francs and converted to U.S. Dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. Dollars.

Under Swiss law, the authority to declare dividends is vested in shareholders, and on March 9, 2011, the Company's shareholders approved an annual dividend on the Company's common shares of $1.00 per share, which is being paid from contributed surplus in four installments of $0.25 per share. As a result, the Company recorded an accrued dividend of $468 million as of March 9, 2011 and a corresponding reduction to contributed surplus. The first installment of $0.25 was paid on May 25, 2011 to shareholders of record on April 29, 2011. The second installment of $0.25 was paid on August 24, 2011 to shareholders of record on July 29, 2011. The third installment of $0.25 will be paid on November 17, 2011 to shareholders of record on October 28, 2011. The fourth installment of $0.25 is expected to be paid in February 2012. The Company records its accrued dividend in accrued and other current liabilities in the Company's Balance Sheet.

9. SHAREHOLDERS' EQUITY (Continued)

On March 10, 2010, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.22 per share, which was paid on May 26, 2010 to shareholders of record on May 14, 2010. On July 8, 2010, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.22 per share, which was paid on August 25, 2010 to shareholders of record on July 30, 2010. On September 9, 2010 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on November 23, 2010 to shareholders of record on October 29, 2010. On December 9, 2010 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on February 23, 2011 to shareholders of record on January 28, 2011. The dividends were paid in U.S. Dollars converted to Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

As of September 30, 2011 and September 24, 2010, there was CHF 10,004,333 and CHF 1,503,920, respectively, allocated from share capital to contributed surplus, related to the impact of dividends declared as a capital reduction on shares owned directly by the Company.

BHS Acquisition

On May 14, 2010, the Company acquired all of the outstanding equity of BHS. To complete this acquisition, the Company issued 35,156,050 registered shares with a par value of CHF 7.60 and 37,238 shares were contributed by a subsidiary that holds shares in the Company in treasury.

Consolidation of Reserves

To comply with Swiss tax regulations, the Board of Directors intends to propose to the Company's shareholders that the accounts "General reserve" and "Reserve for treasury shares" and "Contributed surplus" be consolidated and form subaccounts of a new "Reserve from capital contributions". The subaccounts "General reserve" and "Reserve for treasury shares" are legal reserves which need to be covered by net assets before the Company is legally permitted to pay dividends. The "Contributed surplus" account shall be allocated to the proposed "Reserve from capital contributions" as subaccount of the legal reserves for tax purposes. This allocation would preserve the ability of the Company to distribute from the "Contributed surplus" subaccount to shareholders free of Swiss withholding taxes.

Treasury Shares

The Company's Board of Directors approved the $1.0 billion 2011 share repurchase program, the $1.0 billion 2010 share repurchase program and the $1.0 billion 2008 share repurchase program, in April 2011, September 2010 and July 2008, respectively. During the year ended September 30, 2011, the Company repurchased 30,000,663 million shares for CHF 1,232,617,191 under these programs. During the year ended September 24, 2010, the Company repurchased 24,329,623 shares for CHF 966,846,802 under the 2008 share repurchase program. Both the 2008 and 2010 share repurchase programs were completed during the year ended September 30, 2011. As of September 30, 2011, approximately $700 million remained outstanding under the 2011 share repurchase program.

9. SHAREHOLDERS' EQUITY (Continued)

As of September 30, 2011 and September 24, 2010, nil common shares and 15,409,000 common shares, respectively, were owned directly by the Company and held in treasury. In addition, as of September 30, 2011 and September 24, 2010, 21,790,502 common shares and 10,688,158 common shares, respectively, were owned by a subsidiary and held in treasury.

	Held by Subsidiary		Held by Tyco International Ltd.		Total Treasury Shares	
	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)
Balance as of September 25, 2009	5,182,984	251,786,525	—	—	5,182,984	251,786,525
Purchases	8,920,623	345,034,433	15,409,000	621,812,369	24,329,623	966,846,802
Issuance of shares for stock based equity awards	(3,378,211)	(143,231,528)	—	—	(3,378,211)	(143,231,528)
Issued for BHS acquisition	(37,238)	(1,617,412)	—	—	(37,238)	(1,617,412)
Balance as of September 24, 2010	10,688,158	451,972,018	15,409,000	621,812,369	26,097,158	1,073,784,387
Purchases	17,321,562	740,572,538	12,679,101	492,044,653	30,000,663	1,232,617,191
Issuance of shares for stock based equity awards	(6,219,218)	(231,266,157)	—	—	(6,219,218)	(231,266,157)
Cancellations	—	—	(28,088,101)	(1,113,857,022)	(28,088,101)	(1,113,857,022)
Balance as of September 30, 2011	21,790,502	961,278,399	—	—	21,790,502	961,278,399

10. EXPENSES

Total personnel expenses amounted to CHF 1,042,802 for the year ended September 30, 2011 and CHF 910,478 for the year ended September 24, 2010.

11. RISK ASSESSMENT AND MANAGEMENT

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations.

The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011

a) Basis of presentation

The following information sets forth the compensation for the years ended September 30, 2011 and September 24, 2010, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation of the Board is paid by Tyco International Ltd. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2011 proxy statement for the 2012 annual general meeting.

b) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal 2011 and 2010. In fiscal 2011 the cash retainer for non-employee Directors was increased to $100,000 from $80,000. Directors also received a grant of restricted stock units ("RSUs") with a value at grant date of approximately $120,000 in both fiscal 2011 and 2010. The lead Directors fee was increased to $30,000 in fiscal 2011 compared to $20,000 in fiscal 2010. The fee paid to the Chair of the Compensation Committee increased to $20,000 in fiscal 2011 from $15,000 in fiscal 2010. The Chairs of the Nominating and Governance Committee and Audit Committee received an additional fee of $15,000 and $20,000, respectively, in each fiscal year. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2011 or 2010. A Director who is also an employee receives no additional remuneration for services as a Director.

In fiscal 2010, the Company changed the date on which it makes its director equity grant to align the date with the election of Directors at the Company's Annual General Meeting in March. Previously, equity grants had been made at the start of the fiscal year. As a result, the Company made an interim grant of RSUs to continuing directors to compensate them for six months of service between October

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

2009 and March 2010. Because Mr. Yost received his first equity grant in March 2009 and because Mr. Daniels was not a Board member during this time period, they did not receive this grant.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mr. Michael E. Daniels	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 43,736	$120,036	$40,000	$203,772
Mr. Timothy Donahue	2011	$ 90,879	$120,043	—	$210,922
	2010	$ 80,000	$180,043	$ 28	$260,071
Mr. Brian Duperreault	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 80,000	$180,043	$10,000	$270,043
Mr. Bruce S. Gordon (L)(NC)	2011	$131,319	$120,043	$10,000	$261,362
	2010	$115,000	$180,043	—	$295,043
Mr. Rajiv L. Gupta (CC)	2011	$108,599	$120,043	$ 479	$229,121
	2010	$ 95,000	$180,043	$25,356	$300,399
Mr. John A. Krol	2011	$ 90,879	$120,043	$ 9,806	$220,728
	2010	$ 80,000	$180,043	$ 7,500	$267,543
Dr. Brendan R. O'Neill (AC)	2011	$110,879	$120,043	—	$230,922
	2010	$ 90,934	$180,043	—	$270,977
Mr. Dinesh Paliwal	2011	$ 54,615	$120,043	$21,950	$196,608
	2010	—	—	$20,000	$ 20,000
Mr. William S. Stavropoulos	2011	$ 90,879	$120,043	$10,000	$220,922
	2010	$ 80,000	$180,043	$10,000	$270,043
Ms. Sandra S. Wijnberg	2011	$ 90,879	$120,043	$ 5,195	$216,117
	2010	$ 80,000	$180,043	$ 3,912	$263,955
Mr. R. David Yost	2011	$ 90,879	$120,043	$20,000	$230,922
	2010	$ 80,000	$120,036	—	$200,036
Former Directors:					
Mr. Jerome B. York	2011	—	—	$ 456	$ 456
	2010	$ 45,330	$ 67,013	$ 118	$112,461

(L) = Lead Director
(C) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) During fiscal 2011, directors received a pro rata portion of the cash fees described above. In fiscal 2010, Messrs. Daniels and York were paid pro rata fees for the portion of the fiscal year during which they served on the Board.

(2) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC)

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date. The interim RSUs granted to Mr. York in October 2009 were modified to allow for immediate vesting upon his retirement from the Board in March 2010.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Messrs. Gupta and Yost, the matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $1,950 and $356 for any Director in fiscal 2011 and 2010, respectively. For Mr. Daniels, all other compensation includes $40,000 of fees paid to him in fiscal 2010 prior to his election at the Annual General Meeting in March 2010. For Mr. Paliwal, all other compensation includes $20,000 of fees paid to him in each of fiscal 2010 and 2011 prior to his election at the Annual General Meeting in March 2011. The Company invited Messrs. Daniels and Paliwal to observe certain Board meetings prior to their election in March 2010 and March 2011, respectively and agreed to pay fees in connection therewith.

c) Executive Compensation Tables

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen. These individuals consist of Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer; and Arun Nayar, the Senior Vice President and Treasurer. In addition, amounts are presented for Mr. Christopher J. Coughlin, the Company's former Executive Vice President and Chief Financial Officer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock/Unit Awards[2] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation[3] ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) (h)	All Other Compensation[5] ($) (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2011	1,625,000	—	4,913,163	4,797,849	2,925,000	3,880,000	2,238,610	20,379,622
Chairman and Chief Executive Officer	2010	1,625,000	—	4,419,090	4,515,932	4,062,500	3,842,000	1,404,351	19,868,873
Frank S. Sklarsky	2011	583,333	500,000	3,163,322	874,517	1,008,000	—	140,502	6,269,674
Executive Vice President and Chief Financial Officer	2010	—	—	—	—	—	—	—	—
Judith A. Reinsdorf	2011	532,500	—	1,102,852	686,570	616,500	—	186,980	3,125,402
Executive Vice President and General Counsel	2010	525,000	—	921,578	796,339	840,000	—	185,452	3,268,369
Carol Anthony Davidson	2011	452,500	—	646,515	403,805	491,500	—	171,875	2,166,195
Senior Vice President, Controller and Chief Accounting Officer	2010	445,000	—	672,503	584,450	667,500	—	162,287	2,531,740
Arun Nayar	2011	425,000	—	646,515	403,805	464,500	—	150,322	2,090,142
Senior Vice President and Treasurer	2010	410,000	—	672,503	584,450	615,000	—	179,367	2,461,320
Former Officers									
Christopher J. Coughlin	2011	800,000	—	—	—	720,000	—	260,804	1,780,804
Executive Vice President and Chief Financial Officer	2010	800,000	—	3,416,580	4,497,948	1,600,000	—	307,226	10,621,754

(1) **Bonus:** The amount reported in column (d) for Mr. Sklarsky reflects the bonus received upon joining the Company in December 2010.

(2) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2011 and fiscal 2010, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (e) and (f) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$9,826,325; Mr. Sklarsky—$1,792,294; Mr. Coughlin—$0; Ms. Reinsdorf—$1,527,026; Mr. Davidson—$897,757; Mr. Nayar—$897,757. Amounts in columns (f) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(3) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for fiscal 2011 and 2010 (which was based on Company and individual performance in fiscal 2011 and 2010, and paid in the first quarter of fiscal 2012 and 2011, respectively).

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2011 and 2010, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(5) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

d) Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2011 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	3,184,044[2][3][5]	*
Michael E. Daniels	Director	2,424	*
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	301,648[3]	*
Timothy M. Donahue	Director	9,358[2]	*
Brian Duperreault	Director	21,534[2]	*
Bruce S. Gordon	Lead Director	29,235[2][3]	*
Rajiv L. Gupta	Director	20,340[2]	*
John A. Krol	Director	32,207[2][3]	*
Arun Nayar	Senior Vice President and Treasurer	122,910[3]	*
Brendan R. O'Neill	Director	28,735[2][3]	*
Dinesh Paliwal	Director	0	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	286,253[3]	*
Frank S. Sklarsky	Executive Vice President and Chief Financial Officer	33,031[3][4]	*
William S. Stavropoulos	Director	12,764[2]	*
Sandra S. Wijnberg	Director	28,735[2][3]	*
R. David Yost	Director	22,335	*

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2011, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2011. All current Directors and executive officers, as a group (22 persons), were beneficial owners of 5,906,635 shares (or approximately 1.3% of the outstanding common shares as of October 31, 2011. There were 461,874,301 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 972,938; Mr. Donahue, 5,571; Mr. Duperreault, 17,276; Mr. Gordon, 19,974; Mr. Gupta, 14,288; Mr. Krol, 19,974; Dr. O'Neill, 19,974; Mr. Stavropoulos, 8,227; and Ms. Wijnberg, 19,974. Distribution of the DSUs to Board members will occur upon the earlier of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) a change in control of the Company, or (iii) calendar year 2017. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2011 as follows: Mr. Breen, 1,872,932; Mr. Davidson, 276,934; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 80,575; Dr. O'Neill, 4,974; Ms. Reinsdorf, 222,057; Mr. Sklarsky, 18,125; and Ms. Wijnberg, 4,974.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2011, as follows: Mr. Sklarsky, 14,906.

(5) Includes 16,565 shares held in the Edward D. Breen 2010-1 Trust.

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2010 by each current Director, the Company's executive board, as of the end of fiscal year 2010, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned(1)	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	4,152,543(2)(3)(4)(5)	*
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	712,478(3)(4)(6)	*
Michael E. Daniels	Director	0	*
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	250,805(3)(4)	*
Timothy M. Donahue	Director	6,809(2)	*
Brian Duperreault	Director	18,721(2)	*
Bruce S. Gordon	Lead Director	26,360(2)(3)	*
Rajiv L. Gupta	Director	16,785(2)	*
John A. Krol	Director	29,332(2)(3)	*
Arun Nayar	Senior Vice President and Treasurer	56,451(3)	*
Brendan R. O'Neill	Director	25,860(2)(3)	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	174,424(3)	*
William S. Stavropoulos	Director	10,153(2)	*
Sandra S. Wijnberg	Director	25,860(2)(3)	*
R. David Yost	Director	14,911	*
Dinesh Paliwal	Director Nominee	0	*

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2010, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community

12. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2011 (Continued)

property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2010. All Directors and executive officers, as a group (21 persons), were beneficial owners of 7,118,930 shares (or approximately 1.5%) of the outstanding common shares as of October 31, 2010. There were 489,360,716 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 950,972; Mr. Donahue, 5,446; Mr. Duperreault, 16,887; Mr. Gordon, 19,523; Mr. Gupta, 13,966; Mr. Krol, 19,523; Dr. O'Neill, 19,523; Mr. Stavropoulos, 8,040; and Ms. Wijnberg, 19,523. Distribution of the DSUs to Board members will occur upon the earlier of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) a change in control of the Company, or (iii) calendar year 2017. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that were vested or would vest before December 30, 2010 as follows: Mr. Breen, 2,954,642; Mr. Coughlin, 578,039; Mr. Davidson, 222,709; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 42,250; Dr. O'Neill, 4,974; Ms. Reinsdorf, 137,817; and Ms. Wijnberg, 4,974.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that were scheduled to vest before December 30, 2010, as follows: Mr. Breen, 46,825; Mr. Coughlin, 21,470; and Mr. Davidson, 5,938.

(5) Includes 60,848 shares held in the Edward D. Breen 2008-1 Trust and 28,450 shares held in the Edward D. Breen 2010-1 Trust.

(6) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust.

13. SIGNIFICANT SHAREHOLDERS

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

	2011		2010	
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2011	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2010
BlackRock Inc. 40 East 52nd Street New York, NY 10022	26,987,657(1)	5.84%	N/A	N/A
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	29,539,000(2)	6.40%	38,232,750(4)	7.81%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	24,690,882(3)	5.35%	26,269,716(5)	5.37%

(1) The amount shown for the number of common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 9, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(2) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 14, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(3) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(4) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

(5) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

14. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

14. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

a) Personnel Cost for Consolidated Tyco International

Personnel expense reflected in the Company's Consolidated Statement of Operations was approximately $5,824 million and $5,489 million for 2011 and 2010, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment was approximately $4,219 million as of September 30, 2011 and $5,455 million as of September 24, 2010.

c) Summary of Risk Assessment Performed by Management

See Note 11 of the accompanying Swiss standalone statutory financial statements for the risk assessment performed by management.

d) Remuneration of the Board of Directors and Executive Board

See Note 12 of the accompanying Swiss standalone statutory financial statements for remuneration of the Board of Directors and Executive Board.

15. SUBSEQUENT EVENTS

Consistent with its annual equity compensation practices, on October 12, 2011 the Company granted Tyco employees 3.4 million share options with a weighted-average grant-date fair value of $12.45 per share at the date of grant. Additionally, the Company granted 1.1 million and 0.5 million restricted stock units and performance share units with a weighted-average grant-date fair value of $44.32 and $48.86 per share on the date of grant, respectively.

Through October 18, 2011, the Company repurchased approximately 5 million common shares for $200 million under the $1 billion share repurchase program approved by the Board of Directors in April 2011.

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TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Confirmation of the Statutory Auditor to the 2012 Annual General Meeting of Shareholders Regarding Agenda Item No. 5(c)—Proposal of an Ordinary Cash Dividend

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Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 60 00
www.deloitte.ch

CONFIRMATION OF THE STATUTORY AUDITOR

To the Annual General Meeting of Shareholders

As statutory auditor, we have audited the Board of Directors' proposal to distribute an ordinary cash dividend from the company's contributed surplus (the "dividend") of Tyco International Ltd. to the Annual General Meeting of Shareholders to be held on March 7, 2012.

The compliance with Swiss law and the Company's articles of incorporation for the proposed dividend is the responsibility of the Board of Directors. Our responsibility is to confirm that the proposed dividend complies with Swiss law and the company's articles of incorporation. We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligation (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about the proposed dividend being free from material violations of the statutory requirements. We have performed the audit procedures considered appropriate to the circumstances. We believe that our audit provides a reasonable basis for our opinion.

We confirm that the proposed dividend complies with Swiss law and the Company's articles of incorporation.

Deloitte AG

/s/ Bernd Pietrus	/s/ Andreas Steiner
Bernd Pietrus Licensed Audit Expert Auditor in charge	Andreas Steiner Licensed Audit Expert

Zurich, January 13, 2012
BPI/AST/osu

Enclosure
– Proposal 5(c)—Approval of an Ordinary Cash Dividend as included in the Schedule 14A (Definitive Proxy Statement) filing with the United States Securities and Exchange Commission

Proposal 5(c)—Approval of an Ordinary Cash Dividend

As a result of the proposed spin-offs of the Company's flow control and North American residential security businesses, which are expected to be completed by October 2012, the Board of Directors is proposing that shareholders approve dividends through the fourth fiscal quarter of 2012 (ending on September 28, 2012), and conditionally approve dividends through the second fiscal quarter of 2013. The Board of Directors proposes that shareholders (i) approve an ordinary cash dividend in the aggregate amount of $0.50 per share out of the Company's capital contribution reserve on the Company's statutory balance sheet in two equal quarterly installments of $0.25 on May 23, 2012 and August 22, 2012, and (ii) conditionally approve an ordinary cash dividend in the aggregate amount of $0.50 per share out of the same reserve in two equal quarterly installments of $0.25 on November 15, 2012 and February 20, 2013. The conditional dividends will only be paid if the record date for the spin-off of both the flow control and North American residential security businesses does not precede the record date for such cash dividend. Although the aggregate dividend initially paid by the three entities resulting from the proposed spin-offs is expected to be approximately equal to the dividend currently being paid by Tyco, the dividend policy of each entity will be subject to the independent review of its board of directors and will, for entities organized in Switzerland, be subject to shareholder approval.

Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's capital contribution reserve, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's capital contribution reserve shall not exceed CHF 885 million (or approximately $2.00 per share based on the USD / CHF exchange rate of CHF 0.96 per $1.00 in effect on January 09, 2012). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction to the capital contribution reserve shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment. The Board's proposal is accompanied by a report by the auditor, Deloitte AG (Zürich), as state supervised auditing enterprise, who will be present at the meeting. The auditor's report states that the proposed dividend complies with Swiss law.

The approval of the payments of ordinary cash dividends require the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

BOARD OF DIRECTORS

Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

Michael E. Daniels
Senior Vice President
Global Technology Services, IBM

Timothy M. Donahue
Former Executive Chairman
Sprint Nextel Corporation

Brian Duperreault
President, Chief Executive Officer and Director
Marsh & McLennan Companies, Inc.

Bruce S. Gordon
Former President and Chief Executive Officer
NAACP

Rajiv L. Gupta
Former Chairman and Chief Executive Officer
Rohm and Haas Company

John A. Krol
Former Chairman and Chief Executive Officer
E.I. du Pont de Nemours & Company

Brendan R. O'Neill, Ph.D.
Former Chief Executive Officer and Director
Imperial Chemical Industries PLC

Dinesh C. Paliwal
Chairman, President and Chief Executive Officer
Harman International Industries, Inc.

William S. Stavropoulos, Ph.D.
Former Chairman, President and Chief Executive Officer
Dow Chemical Company

Sandra S. Wijnberg
Chief Administrative Officer
Aquiline Holdings LLC

R. David Yost
Former Chief Executive Officer and Director
AmerisourceBergen

SENIOR MANAGEMENT TEAM

Edward D. Breen*
Chairman and Chief Executive Officer

Judith A. Reinsdorf*
Executive Vice President and General Counsel

Frank S. Sklarsky*
Executive Vice President and Chief Financial Officer

Madeleine Barber
Senior Vice President and Chief Tax Officer

Carol Anthony ("John") Davidson*
Senior Vice President, Controller and
Chief Accounting Officer

Patrick Decker
President, Tyco Flow Control

Naren K. Gursahaney
President, Tyco Security Solutions

Arun Nayar*
Senior Vice President, Investor Relations,
Financial Planning & Analysis, and Treasurer

George R. Oliver
President, Tyco Fire Protection

Jason Rabbino
Senior Vice President, Enterprise Sales

Laurie Siegel
Senior Vice President, Human Resources

Shelley Stewart, Jr.
Senior Vice President, Operational
Excellence and Chief Procurement Officer

* Officer of Tyco International Ltd.

CORPORATE DATA

Registered & Principal Executive Office
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland
+41-52-633-02-44

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Shareholder Services
Registered shareholders (shares held in your own name) with questions, such as change of address, lost certificates or dividend checks, should contact Tyco's transfer agent at:

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310

800-685-4509
201-680-6578

shrrelations@bnymellon.com

Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

Stock Exchange
The company's common shares are traded on the New York Stock Exchange under the ticker symbol TYC.

Tyco on the Internet
The 2011 Tyco Annual Report is available online at www.tyco.com/2011annualreport. And Tyco's website, www.tyco.com, contains the latest company news and information.

Trademarks

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains a number of forward-looking statements. Words, and variations of words, such as "expect," "intend," "will," "anticipate," "believe," "confident," "continue," "propose" and similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements addressing: Tyco's future financial condition and operating results; the health and growth prospects of the industries and end markets in which Tyco operates; Tyco's intent to create three independent companies as a result of its previously announced spinoff of its flow control and North American residential security businesses; revenue and growth expectations for the three independent companies following the spinoffs; expectations regarding the tax-free nature of the spinoffs; the leadership, resources, potential, priorities, and opportunities for the independent companies following the spinoffs; the creditworthiness of the three independent companies following the spinoffs; the timing of the proposed spinoff transactions; Tyco's capital allocation plans, new technology and product plans, and targeted environmental, health and safety performance. The forward-looking statements in this report are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Such risks and uncertainties include, but are not limited to: economic, business, competitive, technological or regulatory factors that adversely impact Tyco or the markets and industries in which it competes; failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the proposed spinoffs; adverse effects on the market price of Tyco's common stock or operating results because of a failure to complete the proposed spinoffs; failure to realize the expected benefits of the proposed spinoffs; significant transaction costs and/or unknown liabilities resulting from the proposed spinoffs; unanticipated expenses related to the proposed spinoffs, such as litigation or legal settlement expenses; failure to obtain tax rulings or tax law changes in connection with the proposed spinoffs; changes in capital market conditions that may affect proposed debt refinancing related to the proposed spinoffs; the impact of the proposed spinoffs on the company's employees, customers and suppliers; future opportunities that Tyco's board may determine present greater potential to increase shareholder value; and the ability of the companies to operate independently following the proposed spinoffs. Actual results could differ materially from anticipated results. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and in subsequent filings with the Securities and Exchange Commission. We undertake no duty to update any forward-looking statement to conform this statement to actual results or changes in the company's expectations, except as required by law.

OTHER IMPORTANT INFORMATION

In connection with the proposed spinoff transactions, a definitive proxy statement for the shareholders of Tyco will be filed with the SEC. Tyco will mail the final proxy statement to its shareholders. **BEFORE MAKING ANY VOTING DECISION, TYCO'S SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPINOFF TRANSACTIONS.** Investors and security holders may obtain, without charge, a copy of the proxy statement, as well as other relevant documents containing important information about Tyco, at the SEC's website once such documents are filed with the SEC. You may also read and copy any reports, statements and other information filed by Tyco at the SEC public reference room at 100 F Street, NE, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Tyco and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed spinoff transactions. Information concerning the interests of Tyco's participants in the solicitation is set forth in the proxy statement attached hereto and on Form 10-K, previously filed with the SEC, and in the proxy statement relating to the spinoff transactions when it becomes available.

Design: Ideas On Purpose, ideasonpurpose.com; Principal Photography: Mario Morgado; Printing: Sandy Alexander

Cover and pages 1-8 were printed on 10% post-consumer recycled paper certified by the Forest Stewardship Council (FSC). The Proxy Statement and Form 10-K were printed on 30% post-consumer recycled paper.

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FORM 10-K AND SEC CERTIFICATIONS

A copy of the Form 10-K filed by the company with the SEC for fiscal 2011, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, Freier Platz 10, CH-8200 Schaffhausen, Switzerland. The Form 10-K is also available on the company's website at www.tyco.com.

a vital part of your world

TYCO INTERNATIONAL LTD.
FREIER PLATZ 10
CH-8200 SCHAFFHAUSEN
SWITZERLAND
WWW.TYCO.COM/2011ANNUALREPORT